Form 10-K, Exhibit 13
period 1996-12-31
YORK WATER CO
filed 1997-03-31
CIK 108985

The York Water Company
Highlights of Our 181st Year

Summary of Operations For The Year    1996        1995         1994

  Water operating revenue         $15,721,462  $15,449,296 $14,755,707
  Operating expenses                9,223,227    9,119,832   8,881,499
  Income taxes                      1,258,704    1,419,907   1,055,448
  Operating income                  5,239,531    4,909,557   4,818,760
  Interest expense                  2,893,123    2,738,846   2,720,535
  Gain on sale of land                134,117            -     215,417
  Other income, net                   279,231      141,536     131,036
  Net income                        2,759,756    2,312,247   2,444,678

Summary of Operations For The Year     1993         1992
  Water operating revenue         $14,201,756  $13,216,692
  Operating expenses                8,591,315    7,932,765
  Income taxes                      1,285,799      765,278
  Operating income                  4,324,642    4,518,649
  Interest expense                  3,045,872    2,609,708
  Gain on sale of land                842,002            -
  Other income, net                   430,111      259,177
  Net income                        2,550,883    2,168,118


Per Share of Common Stock               1996        1995         1994
  Book value                           $38.62      $34.16       $33.75
  Net income                             4.20        3.66         3.91
  Dividends <F1>                         3.60        3.60         3.60
  Number of shares outstanding
    at year-end                       725,131      637,374     629,684

Per Share of Common Stock               1993         1992
  Book value                           $33.12       $32.31
  Net income                             4.13         3.71
  Dividends <F1>                         3.60         3.68
  Number of shares outstanding
    at year-end                       621,817      613,889

Utility Plant                         1996         1995        1994
  Original cost                   $93,492,775  $88,710,279 $83,642,650
  Construction expenditures         4,936,816    5,256,959   6,629,903

Utility Plant                         1993         1992
  Original cost                   $77,241,368  $71,624,043
  Construction expenditures         6,040,584    2,777,903


Other                                 1996         1995        1994
  Total assets                    $96,736,434  $90,459,706 $86,967,330
  Long-term debt                   32,000,000   32,000,000  32,000,000

Other                                 1993         1992
  Total assets                    $84,738,162  $80,330,004
  Long-term debt                   32,000,000   34,966,327


<F1> Cash dividends per share reflect dividends declared on shares outstanding at each dividend date.
For Management's Discussion and Analysis of Financial Condition and Results of Operations, Please Refer to Page 3.

To Our Shareholders:


I very much appreciate the vote of confidence you, our shareholders, demonstrated by the successful stock subscription that took place in September 1996. As a result of the stock subscription, we issued 79,981 additional shares which raised
$5,331,919 of equity capital.

Operating revenues for 1996 increased $272,166 or 1.8% over 1995. The operating revenue increase resulted primarily from an increase in rates of 6.0% approved by the Pennsylvania Public Utility Commission effective September 5, 1996. The rate increase was offset by lower consumption during 1996, primarily in the commercial and industrial sectors. The reduced consumption is attributable, in large part, to the greater than normal precipitation experienced throughout the year. The 58.87 inches of precipitation for 1996 was the second highest in our recorded history and compares with an average precipitation of
40.57 inches.

In 1996, the Company's major activities included: the acquisition of the Jefferson Borough water system which added 253 customers and a one million gallon tank to the Company's system; the occupancy of 124 East Market Street by the Company's Accounting and Personnel Departments; the installation of approximately 10,000 feet of water main from Loganville to the vicinity of Glen Rock to facilitate bulk water sales to Glen Rock; the upgrade of the Loganville and Haines Acres booster stations; and repairs to the Lake Williams Dam spillway.

Although the Company's portion of the project is complete, the sale of bulk water to Glen Rock is not expected to begin until April 1997, when Glen Rock will have completed the work for which they were responsible.

The Company's 1997 planned activities include: possible expansion into the Shrewsbury Township area of southern York County; a test program to evaluate replacement meter interface units for the Company's meter reading program involving the Cable TV system; and a new tank in the New Salem system.

The theme of this Annual Report, "The York Water Company At Work," is a tribute to the men and women who work together to provide "That Good York Water" to our 45,800 customers. These candid photos reflect all aspects of our business and demonstrate the variety of tasks necessary to accomplish our mission.

The Company experienced its second Director retirement in as many years with the retirement of Josephine S. Appell on October 28, 1996. Mrs. Appell was an active participant in the major discussions and decisions reached by the Board during her 17-year tenure. At one time or another she served on all the Board's committees, including the Executive Committee. Her wise counsel will be missed.

As in the past, we will continue to strive to meet our stated objectives of high service to our customers and adequate returns to our shareholders through the efforts of our dedicated, hardworking and knowledgeable employees and managers.


Submitted for the Board of Directors,



William T. Morris, P.E.
President and Chief Executive Officer

The York Water Company
Description of Business

   The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission (PPUC). Water service is supplied through the Company's own distribution system to the City of York, the Boroughs of North York, West York, Manchester, Mount Wolf, New Salem, Hallam, Jacobus, Loganville, Yorkana, Seven Valleys, East Prospect, Jefferson and portions of the Townships of Manchester, East Manchester, West Manchester, North Codorus, Springettsbury, Spring Garden, Springfield, York, Hellam, Windsor, Lower Windsor, Codorus and Jackson. The Company's service territory has an estimated population of 143,000. Industry of the area served is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance, textile products, air conditioning, barbells, etc. The Company's present average daily consumption is 18,593,000 gallons, and its present safe daily yield is 29,900,000 gallons.
   In the area served by the Company under the supervision of the PPUC there are no competitors. During the five years ended in 1996, the Company has maintained an increasing growth in number of customers and distribution facilities as shown by the following chart:

                         1996         1995        1994         1993        1992
Average daily
consumption (gallons
per day)            18,593,000   19,657,000  19,660,000   19,380,000  18,453,000
Miles of mains at
year-end                   641          622         597          580         570
Distribution mains
 installed (ft.)        78,619       84,515      91,087       58,414      41,771
Number of customers     45,800       44,879      43,830       42,844      42,198
Population served      143,000      140,000     136,000      134,000     133,000

Operating revenue in 1996 is derived from the following sources and in the following percentages: Residential 59%; Commercial and Industrial, 31%; Other, 10%.

Security Market and Dividends
Securities of The York Water Company are traded over-the-counter.
Quarterly price ranges and cash dividends per share for the last two years follow:

                         1996                             1995
                  HIGH   LOW     DIVIDEND<F1>      HIGH   LOW    DIVIDEND<F1>

1st Quarter       $69    $67.875 $.90              $64.75 $63     $.90
2nd Quarter        71.75  69      .90               64.75  64.25   .90
3rd Quarter        70     68.75   .90               65.25  64.25   .90
4th Quarter        69.50  67.25   .90               67.75  64.25   .90

<F1> Cash dividends per share reflect dividends declared on
shares actually outstanding at each dividend date.
(Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)

Prices are bid prices quoted from local newspapers.
Shareholders of record as of December 31, 1996 were 1,281.

THE COMPANY WILL PROVIDE TO SHAREHOLDERS OF RECORD, AND/OR
BENEFICIAL OWNERS, UPON WRITTEN REQUEST, WITHOUT CHARGE, A COPY
OF FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR 1996.

Requests Should Be Made To:
    LOIS L. SHULTZ - ASSISTANT SECRETARY
    THE YORK WATER COMPANY
    BOX 15089, YORK, PA 17405

The York Water Company

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

1996 Compared with 1995

   Water operating revenues for 1996 increased $272,166 or 1.8% over 1995. The increase resulted primarily from an increase in rates of 6.0% approved by the Pennsylvania Public Utility Commission (PPUC) effective September 5, 1996. While residential revenues were up 4.2%, commercial and industrial revenues declined 6.9% from 1995 to 1996.
   Operating expenses, exclusive of depreciation and taxes, for 1996 increased $196,945 or 3.0%. The expense increase was generally due to increases in pension fees, maintenance of structures and equipment, legal fees, and power expenses. Lower cable meter reading fees partially offset the increase.
   Depreciation expense for 1996 decreased $139,465 or 9.2% since 1995 as a result of a reevaluation of plant assets resulting in longer useful lives, and therefore, lower depreciation rates.
   Federal and state income taxes for 1996 decreased $161,203 or 11.4% when compared to 1995 principally as a result of an increase in deferred income tax expense in 1995 resulting from a reduction in deferred tax assets by recognizing a 2% decline in the state income tax rates.
   Interest on long-term debt for 1996 decreased $70,771 or 2.5%. The decrease was related to the issuance of $4,300,000 5% Revenue Refunding Bonds to replace a like amount of bonds with an interest rate of 6.25% during the fourth quarter of 1995.
   Interest on short-term debt for 1996 increased $110,898 when compared to 1995. The increase is due primarily to an increase in short-term debt outstanding during 1996. The average short-term debt outstanding in 1996 and 1995 was $3,628,378 and $2,312,964, respectively. The increase in short-term debt was used to fund construction expenditures.
   Allowance for funds used during construction for 1996 decreased $114,150 or 50.4% when compared to 1995. The decrease was due to a decrease in the Company's plant investment under construction during 1996.
   During 1996, the Company had a gain on sale of one parcel of land of $134,117 ($79,674 after tax).
   Other income, net for 1996 increased $137,695 or 97.3% when compared to 1995. The increase was due to the recognition of additional income on water district notes as a result of additional customers in those districts.

1995 Compared with 1994
   Water operating revenues for 1995 increased $693,589 or 4.7% over 1994. The increase resulted primarily from an increase in rates of 3.7% approved by the Pennsylvania Public Utility Commission (PPUC) effective September 23, 1994.
   Operating expenses, exclusive of depreciation and taxes, for 1995 increased $126,231 or 1.9%. The expense increase was generally due to increases in maintenance of utility plant.
   Depreciation expense for 1995 increased $78,575 or 5.5% over 1994 as a result of increased plant investment.
   Federal and state income taxes for 1995 increased $364,459 or 34.5% when compared to 1994 principally as a result of an increase in taxable income and an increase in deferred income tax expense resulting from a reduction in deferred tax assets by recognizing a 2% decline in the state income tax rate.
   Interest on long-term debt for 1995 decreased $43,166 or 1.5%. The decrease was related to the issuance of $2,700,000 4.75% Revenue Refunding Bonds to replace a like amount of bonds with an interest rate of 7.0% during the first quarter of 1994 and the issuance of $4,300,000 5% Revenue Refunding Bonds to replace a like amount of bonds with an interest rate of 6.25% during the fourth quarter of 1995.
   Interest on short-term debt for 1995 increased $153,498 when compared to 1994. The increase is due primarily to an increase in short-term debt outstanding during 1995. The average short-term debt outstanding in 1995 and 1994 was $2,312,964 and $312,304, respectively. The increase in short-term debt was used to fund construction expenditures.
   Allowance for funds used during construction for 1995 increased $92,021 or 68.5% when compared to 1994. The increase was due to an increase in the Company's plant investment under construction during 1995.

Rate Developments
   Within the last several years the Company has filed written applications for rate increases with the PPUC and has been granted rate relief as a result of such requests. The most recent formal rate request was filed by the Company on May 9, 1996, seeking a 9.6% increase in annual revenues. Effective September 5, 1996, the PPUC authorized an increase in rates designed to produce approximately $960,000 in additional annual operating revenues, an increase of 6.0%.

Liquidity and Capital Resources
   During 1996, the per capita volume of water sold did not significantly change compared to 1995. The Company does not anticipate any change in the level of water usage which would have a material impact on future results of operations.
   During 1996, the Company had $4,936,816 of construction expenditures. The Company financed such expenditures through internally generated funds, customers' advances, short-term borrowings, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), employee stock purchase plan, and an offer to holders of its common stock non-transferable subscription rights to purchase common stock. Shareholders were granted one subscription right for every 4 shares of common stock held of record as of August 1, 1996. On September 16, 1996, subscription rights to purchase 79,981 shares were exercised. Proceeds of the subscription rights offering amounted to $5,331,919.
   The Company anticipates construction expenditures for 1997 and 1998 of approximately $4,108,000 and $4,210,000, respectively. The Company plans to finance such expenditures with internally generated funds, customers' advances, short-term borrowings, and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.
   The Company anticipates that it will submit an application in the future with the PPUC proposing increases in rates to provide a fair rate of return on the capital expenditures associated with its 1997 and 1998 construction projects.
   During 1996, net cash provided by operating activities exceeded cash used in investing and financing activities. The Company anticipates that during 1997 net cash used in investing and financing activities will exceed net cash provided by operating activities. Borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan, and customers' advances are used to satisfy the need for additional cash.
   As of December 31, 1996, current assets exceeded current liabilities by $468,190. As of December 31, 1995, current liabilities exceeded current assets by $3,215,630. Short-term borrowings from lines of credit as of December 31, 1996 and 1995 were $1,237,000 and $4,164,000, respectively. The Company maintains lines of credit aggregating $12,000,000. Loans granted under these lines of credit bear interest based on the prime or LIBOR rates plus basis points, as defined. The Company is not required to maintain compensating balances on its lines of credit.
    During 1996, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 86.1% and 55.1%, respectively. The Company believes that these payout ratios are appropriate.
    Shareholders' investment as a percent of total capitalization was 46.7% as of December 31, 1996 compared with 40.5% as of December 31, 1995. This increase was the result of an increase in the amount of shareholder equity, which resulted from the stock subscription of September 16, 1996 in which 79,981 shares were issued at a rate of $67.45 per share.
    The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future revenue increases, which are subject to approval by the PPUC.

Impact of Recent Accounting Pronouncements
    In October 1996, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, Environmental Remediation Liabilities. SOP 96-1 requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, Accounting for Contingencies, have been met. The SOP also provides guidance with respect to the measurement of the remediation liabilities. Such accounting is consistent with the Company's current method of accounting for environmental remediation costs, and, therefore, adoption of this new Statement in 1997 will not have a material impact on the Company's financial position, results of operations, or liquidity.
    In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Management of the Company does not expect that adoption of SFAS No. 125 will have a material impact on the Company's financial position, results of operations, or liquidity.

Balance Sheets
                                            December 31
Assets                                    1996        1995
UTILITY PLANT, at original cost. . . .$93,492,775  $88,710,279
Less-Reserve for depreciation. . . . . 13,158,637   11,890,730
                                       80,334,138   76,819,549

OTHER PHYSICAL PROPERTY:
Less-Reserve for depreciation of
$60,326 in 1996 and $55,291 in 1995. .    421,145      426,180

CURRENT ASSETS:
Cash and Cash Equivalents. . . . . . .    694,491            -
Receivables, less reserves of
 $90,000 in 1996 and in 1995 . . . . .  2,523,510    2,443,129
Recoverable income taxes . . . . . . .    159,203       96,123
Materials and supplies, at cost  . . .    302,821      299,637
Prepaid expenses . . . . . . . . . . .    221,402      115,392
Deferred income taxes (Note 3) . . . .     61,377       61,377
                                        3,962,804    3,015,658
OTHER LONG-TERM ASSETS:
Prepaid pension cost (Note 6). . . . .  1,680,286    1,530,238
Deferred debt expense. . . . . . . . .    474,049      495,594
Deferred rate case expense . . . . . .    142,385       42,499
Notes receivable (Note 7). . . . . . .    990,448    1,046,118
Deferred regulatory assets (Note 1). .  7,827,988    6,302,127
Other. . . . . . . . . . . . . . . . .    903,191      781,743
                                       12,018,347   10,198,319
                                      $96,736,434  $90,459,706


Capitalization and Liabilities

CAPITALIZATION:
Common stock, par value $10 per share,
 authorized 1,200,000 shares in 1996
 and 1,000,000 shares in 1995,
 outstanding 725,131 shares in 1996
 and 637,374 shares in 1995 (Note 5) .$ 7,251,308  $ 6,373,743
Capital surplus. . . . . . . . . . . . 18,524,331   13,554,042
Earnings retained in the business. . .  2,227,118    1,843,982
                                       28,002,757   21,771,767

Long-term debt (Note 4). . . . . . . . 32,000,000   32,000,000
                                       60,002,757   53,771,767
CURRENT LIABILITIES:
Short-term borrowings (Note 4) . . . .  1,237,000    4,164,000
Accounts payable.. . . . . . . . . . .    376,469      342,610
Dividends payable. . . . . . . . . . .    531,977      468,053
Accrued taxes. . . . . . . . . . . . .    117,668       34,833
Advance water revenues . . . . . . . .    164,256      183,398
Accrued interest . . . . . . . . . . .    675,761      697,261
Other accrued expenses . . . . . . . .    391,483      341,133
                                        3,494,614    6,231,288
DEFERRED CREDITS:
Customers' advances for construction
 (Note 7). . . . . . . . . . . . . . . 15,471,245   15,913,616
Contributions in aid of construction .  5,606,358    4,576,923
Deferred income taxes (Note 3) . . . .  9,744,675    7,753,441
Deferred regulatory liabilities
 (Note 1). . . . . . . . . . . . . . .  1,528,582    1,441,398
Deferred employee benefits . . . . . .    888,203      771,273
                                       33,239,063   30,456,651
                                      $96,736,434  $90,459,706

The accompanying notes are an integral part of these statements.

         Statements of Income            Year Ended December 31
                                    1996           1995           1994
WATER OPERATING REVENUES:
Residential                      $ 9,273,216    $ 8,895,601    $ 8,271,510
Commercial and industrial          4,925,781      5,292,109      5,313,765
Other                              1,522,465      1,261,586      1,170,432
                                  15,721,462     15,449,296     14,755,707
OPERATING EXPENSES:
Operation and maintenance.         3,616,765      3,467,540      3,277,641
Administrative and general         3,235,491      3,187,771      3,251,439
                                   6,852,256      6,655,311      6,529,080
Depreciation                       1,370,453      1,509,918      1,431,343
Taxes other than income tax        1,000,518        954,603        921,076
Federal and state income taxes     1,258,704      1,419,907      1,055,448
        (Note 3)                  10,481,931     10,539,739      9,936,947
       Operating income            5,239,531      4,909,557      4,818,760
INTEREST EXPENSE AND OTHER INCOME:
Interest on long-term debt(Note 4) 2,718,950      2,789,721      2,832,887
Interest on short-term debt(Note 4)  286,322        175,424         21,926
Allowance for funds used during     (112,149)      (226,299)      (134,278)
         construction
Gain on sale of land                (134,117)             -       (215,417)
Other income, net                   (279,231)      (141,536)      (131,036)
                                   2,479,775      2,597,310      2,374,082
       Net income                $ 2,759,756    $ 2,312,247    $ 2,444,678
Earnings per share (Note 5)            $4.20          $3.66          $3.91

Statements of Shareholders' Investment
                                                                   Earnings
                                                                   Retained
                                     Common        Capital          In The
                                      Stock        Surplus         Business

Balance, January 31, 1994          6,218,171     12,765,743       1,613,526
  Net income                               -              -       2,444,678
  Cash dividends ($3.60 per share)         -              -      (2,249,279)
  Issuance of common stock under dividend
  reinvestment plan                   67,965        328,644               -
  Issuance of common stock under employee
  stock purchase plan                 10,700         51,766               -
Balance, December 31, 1994         6,296,836     13,146,153       1,808,925
  Net income                               -              -       2,312,247
  Cash dividends ($3.60 per share)         -              -      (2,277,190)
  Issuance of common stock under dividend
  reinvestment plan                   64,927        344,255               -
  Issuance of common stock under employee
  stock purchase plan                 11,980         63,634
Balance, December 31, 1995         6,373,743     13,554,042       1,843,982
  Net income                               -              -       2,759,756
  Cash dividends ($3.60 per share)         -              -      (2,376,620)
  Issuance of common stock under dividend
  reinvestment plan                   65,785        370,648               -
  Issuance of common stock under employee
  stock purchase plan                 11,970         67,532               -
  Issuance of 79,981 shares of common
  stock (Note 5)                     799,810      4,532,109               -
Balance, December 31, 1996        $7,251,308    $18,524,331      $2,227,118

The accompanying notes are an integral part of these statements.

Statements of Cash Flows
                                            Year Ended December 31
                                         1996        1995           1994
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income . . . . . . . . . . . . .. $ 2,759,756 $ 2,312,247    $ 2,444,678
Adjustments to reconcile net income to
 net cash provided by operating activities:
Gain on sale of land . . . . . . . .     (134,117)          -       (215,417)
Depreciation . . . . . . . . . . . .    1,370,453   1,509,918      1,431,343
Provision for losses on accounts  . .      73,201      67,319         61,154
                 receivable
Increase in deferred income taxes (including
 regulatory assets and liabilities) .     552,557     308,755          8,171
Changes in assets and liabilities:
  Increase in accounts receivable.. .    (153,582)   (299,160)      (113,019)
  Increase in recoverable income taxes    (63,080)    (96,123)             -
  Increase in materials and supplies .     (3,184)     (1,281)       (38,220)
  Increase in prepaid expenses and prepaid
   pension costs . . . . . . . . . . .   (256,058)   (131,406)      (116,466)
  Increase (decrease) in accounts payable,
   accrued expenses, other liabilities and
   deferred employee benefits. . . .      245,921    (409,051)       384,364
  Increase (decrease) in accrued interest
   and taxes . . . . . . . . . . . .       61,335    (279,993)        34,818
  (Increase) decrease in other assets    (142,980)     18,800       (127,204)

  Net Cash Provided by Operating  . .   4,310,222   3,000,025      3,754,202
            Activities
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of temporary investments.   (101,000)          -        (10,111)
Maturities of temporary investments. .    101,000           -      2,007,935
Proceeds from the sale of land . . . .    191,700           -        249,000
Costs incurred related to the sale of     (57,583)          -        (33,583)
                   land
Construction expenditures. . . . . .   (4,936,816) (5,256,959)    (6,629,903)
Customers' advances for construction and
 contributions in aid of construction     587,064   1,077,693      1,436,122
  Net Cash Used in Investing Activities(4,215,635) (4,179,266)    (2,980,540)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayments) borrowings under
 line-of-credit agreements . . . . .   (2,927,000)  2,862,000        850,000
Issuance of 79,981 shares of common .   5,331,919           -              -
                  stock
Issuance of common stock under dividend
 reinvestment plan . . . . . . . . . .    436,433     409,182        396,609
Issuance of common stock under employee
 stock purchase plan . . . . . . .  .      79,502      75,614         62,466
Dividends paid . . . . . . . . . .  .  (2,376,620) (2,277,190)    (2,249,279)
Decrease in notes receivable . . .  .      55,670     109,635        123,908

  Net Cash Provided by (Used in)
  Financing Activities . . . . . . .      599,904   1,179,241       (816,296)

Net increase (decrease) in cash and cash
 equivalents . . . . . . . . . . . .      694,491           -        (42,634)
Cash and cash equivalents at beginning
 of year                                        -           -         42,634

Cash and cash equivalents at end of    $  694,491  $        -     $        -
               year
Supplemental disclosures of cash flow
 information:
Cash paid during the year for:
  Interest, net of amounts capitalized $2,934,054  $2,552,529     $2,662,806
  Income taxes . . . . . . . . . . ..     874,388   1,488,488        979,366
Supplemental disclosure of non-cash investing
 and financing activities:
In 1994, the Company offset notes receivable
 in the amount of $1,395,776 against the
 related advances for construction.  See Note 7.

The accompanying notes are an integral part of these statements.

Notes to Financial Statements

l. Accounting Policies
   The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the PPUC.
   The following summarizes the significant accounting policies employed by The York Water Company.

Depreciation, Amortization, Maintenance and Repairs-
   The straight-line remaining life method is used to compute depreciation on utility plant cost. The effective rate of depreciation was 1.99% in 1996, 2.42% in 1995 and 2.45% in 1994
on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.
   During the second quarter of 1996, the Company revised its estimates of remaining useful lives of the utility plant based on an external engineering study. The effect of applying these new lives was to reduce depreciation expense by approximately $283,000, increase operating income and net income by approximately $187,000 and net income per share by approximately $.28.
   Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC.
   The Company charges to maintenance expense the cost of repairs and replacements and renewals of less than units of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.
   Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage, is charged to the reserve for depreciation. Gains or losses from abnormal retirements are reflected in income currently.

Deferred Charges-
   Deferred debt expense is amortized on a straight-line basis over the term of the related debt.
   Deferred rate case expense is amortized over two years as specified by the PPUC for rate-making purposes.

Revenues-
   Revenues include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the latest meter reading to the end of the accounting period.

Customers' Advances for Construction-
   Advances are received from customers for construction of utility plant and are refundable as operating revenues are earned and any notes receivable have been paid after the completion of construction (see also Note 7). After all refunds to which the customer is entitled are made, any remaining balance is transferred to contributions in aid of construction.

Contributions in Aid of Construction-
   Contributions in aid of construction include direct contributions and the portion of customers' advances for construction which become nonrefundable. Transfers to other accounts may not be made without approval of the PPUC.

Income Taxes-
   Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes.
   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
   The Company is also required to recognize regulatory assets and liabilities for the effect on revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse.
   Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets.

Notes Receivable-
   Notes receivable are recorded at cost, less the related allowance for impaired notes receivable. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate.

Pension Plans-
   The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation before retirement.

Impairment of Long-Lived Assets and Long-Lived Assets to be
Disposed Of-
   The Company adopted the provisions of SFAS No. 121,
Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.
Allowance for Funds Used During Construction-
   Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The AFUDC rate was 10.04% for 1996, 1995, and 1994.
Statements of Cash Flows-
   For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.
Use of Estimates in the Preparation of Financial Statements-
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Rate Increases
   The Company has increased rates as approved by the PPUC in September 1996 (6.0%). The Compay has increased rates as approved by the PPUC in September 1994 (3.7%).

3.  Income Taxes

     The provisions for income taxes consist of:

                                1996         1995      1994

Federal current             $  570,390  $  805,004   $  780,009
State current                  111,026     254,807      267,268
Federal deferred               523,452     279,490      359,714
State deferred                  50,834     117,915     (314,477)
Federal investment tax
 credit, net of current
 utilization...........          3,002     (37,309)     (37,066)
Total income
 taxes.................     $1,258,704  $1,419,907   $1,055,448


     A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

                                 1996         1995      1994
Statutory Federal
  tax provision             $1,360,298  $1,268,932   $1,190,043
Reversal of
  taxes related to
  rate cases...........        (33,961)     33,104       (3,484)
Tax-exempt
  interest.............        (53,421)    (27,674)     (18,043)
Effect of
  depreciation
  flowed through               (54,906)    (58,448)     (43,405)
Effect of cost of
  removal flowed
  through..............        (19,603)    (24,163)     (41,052)
Amortization of
  investment tax
  credit...............        (38,495)    (38,108)     (38,090)
State income
  taxes, net of
  Federal benefit......        106,828     245,997      (31,158)
Other, net.............         (8,036)     20,267       40,637
Total income
  taxes................     $1,258,704  $1,419,907   $1,055,448

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1996 and 1995 are summarized in the following table:
                                              1996 1995

Deferred tax assets:
 Allowance for doubtful accounts       $   61,377  $   61,377
 Deferred compensation                    496,637     411,476
 Customers' advances
  and contributions                     4,612,474   4,654,942
 Alternative minimum tax
  credit carryforward                     748,514     474,809

 Total gross deferred tax assets        5,919,002   5,602,604
 Less valuation allowance                       -           -

Total deferred tax assets               5,919,002   5,602,604

Deferred tax liabilities:
 Accelerated depreciation              12,195,132  10,340,217
 Investment tax credit                    452,652     451,673
 Depreciation on customers'
  advance assets                          924,318     760,234
 Pension income                           917,584     815,255
 Cost of removal                          357,089     317,769
 Tank painting                            276,997     276,997
 Other                                    478,528     332,523
 Total deferred tax liabilities        15,602,300  13,294,668

Net deferred tax liability             $9,683,298  $7,692,064

Reflected on balance sheets as:
  Current deferred asset              $    61,377 $    61,377
  Noncurrent deferred liability        (9,744,675) (7,753,441)

Net deferred tax liability            $(9,683,298)$(7,692,064)

   No valuation allowance is required for deferred tax assets as of December 31, 1996 and 1995. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.
   During 1996, the Company recorded a gain on sale of land of $134,117. Federal and state income taxes relative to the gain amounted to $54,443.
   During 1994, the Company recorded a gain on sale of land of $215,417. Federal and state income taxes relative to the gain amounted to $90,289.

4.  Borrowings

  Long-term debt as of December 31, 1996 and 1995 is summarized in the following table:

                                                1996         1995

10.17% Senior Notes,
  Series A, due 2019..............         $ 6,000,000           $ 6,000,000
9.60% Senior Notes,
  Series B, due 2019..............           5,000,000             5,000,000
10.05% Senior Notes,
  Series C, due 2020..............           6,500,000             6,500,000
8.43% Senior Notes,
  Series D, due 2022..............           7,500,000             7,500,000
4.75% Industrial Development
  Authority Revenue Refunding
  Bonds, Series 1994, due 2009....           2,700,000             2,700,000
5% Industrial Development
  Authority Revenue Refunding
  Bonds, Series 1995 due 2010.....           4,300,000             4,300,000

                                           $32,000,000           $32,000,000

 In October 1995, the Company issued $4,300,000 of 5%
Industrial Development Authority Revenue Refunding Bonds, Series 1995, due 2010. Proceeds of these Bonds were used to redeem the outstanding amount of 6.25% Industrial Development Authority Revenue Refunding Bonds. These Bonds have mandatory tender dates of June 1, 2000 and June 1, 2005.
 In March 1994, the Company issued $2,700,000 of 4.75%
Industrial Development Authority Revenue Refunding Bonds, Series 1994, due 2009. Proceeds of these Bonds were used to redeem the outstanding amount of 7% Industrial Development Authority Revenue Refunding Bonds, Series 1989. These bonds have mandatory tender dates of May 15, 1999 and May 15, 2004.
 The Company maintains lines of credit aggregating $12,000,000. Loans granted under these lines as of December 31, 1996 bear interest based on the prime or LIBOR rate plus basis points, as defined. Short-term borrowings amounted to $1,237,000 as of December 31, 1996 and $4,164,000 as of December 31, 1995. The weighted average interest rate on short-term borrowings outstanding as of December 31, 1996 and 1995 is 7.12% and 7.19%, respectively. The Company is not required to maintain compensating balances on its lines of credit.

 Long-term debt maturing in the next five years is as follows:
                        1999 $2,700,000
                        2000  4,300,000
 The terms of the debenture agreements limit in some cases the Company's ability to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500,000 plus net income since that date. As of December 31, 1996, none of the earnings retained in the business are restricted under these provisions.

5.  Common Stock and Earnings Per Share

 Earnings per share are based upon the weighted average number of shares outstanding of 656,891 in 1996; 632,595 in 1995; and 624,823 in 1994.
 On August 8, 1996, the Company offered to holders of its common stock non-transferable subscription rights to purchase up to an aggregate of 80,000 shares of common stock. All shareholders were granted one subscription right for every 4 shares of common stock held of record as of August 1, 1996. Each subscription right entitled the holder to purchase one share at a purchase price of $67.45 per share. On September 16, 1996, subscription rights to purchase 79,981 shares were exercised.
 Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). Ten thousand shares of common stock have been authorized to be offered under the plan, of which 8,946 shares have been issued as of December 31, 1996.
 Under the optional dividend reinvestment plan, holders of the Company's stock may purchase additional shares subject to an annual maximum of $1,500. The purchase price is 95% of the fair market value (as defined). One hundred and twenty thousand shares of common stock have been authorized to be offered under the plan, of which 77,759 shares have been issued as of December 31, 1996. During 1994, the Company's Board of Directors approved an increase in the number of authorized shares of common stock offered under the plan.

6.  Employee Benefit Plans

 The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service times the sum of $16.50 plus 1.5% of final average monthly earnings in excess of $400. The Company's funding policy is to contribute annually the maximum amount permitted by the Employee Retirement Income Security Act of 1974.
 The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 1996 and 1995. The measurement of assets and obligations of the plans is as of December 31, 1996 and 1995.

                                        1996          1995
Actuarial present value
 of benefit obligations:
  Accumulated benefit
   obligation, including
   vested benefits of
   $6,211,500 in 1996 and
   $5,908,800 in 1995........              $(6,521,300)          $(6,220,600)
Projected benefit
 obligation for service
 rendered to date                          $(7,805,600)          $(7,558,300)
Plan assets at fair value,
 primarily common trust
 stock and bond funds.......                11,163,660            10,293,050

Plan assets in excess of
 projected benefit
 obligation........................          3,358,060             2,734,750
Unrecognized prior service
 cost..............................      182,671      202,010
Unrecognized net gain..............     (794,117)                   (134,189)
Unrecognized net transition
 asset as of December 31, 1996
 and 1995 being recognized
 over 15 years.....................         (1,066,328)           (1,272,333)
Prepaid pension cost as of
 of December 31, 1996 and
 1995..............................        $ 1,680,286           $ 1,530,238


Net pension income for 1996, 1995 and 1994 included the following components:

                                    1996         1995        1994

Service cost-benefits
 earned during the
 period                           $ 247,100         $ 215,700      $ 283,100
Interest cost on
 projected benefit
 obligation                         500,970           469,119        444,317
Actual return on plan
 assets                          (1,139,905)       (1,459,203)       156,727
Net amortization and
 deferral                           241,787           647,092       (997,522)
Net periodic pension
 income                           $(150,048)        $(127,292)     $(113,378)


The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 6.75% in 1996 and 6.5% in 1995. The rate of increase in future compensation levels was 4%. The expected long-term rate of return on assets was 7%.

 Beginning in 1994, the Company adopted a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 50% of the participant's contribution, up to a maximum annual Company contribution of $500 for the union represented employees and $1,000 for the general and administrative employees. Contributions to the plan amounted to $28,210 in 1996 and $22,125 in 1995.

7.  Notes Receivable

 The Company has entered into agreements with municipalities to extend water service into newly-formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds to the Company in the form of customers' advances for construction. The municipalities are required to charge application fees and water revenue surcharges (fees) to customers connected to the system which are remitted to the Company. The principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes nor expiration date for the advances.

 In 1994, the Company offset notes receivable in the amount of $1,395,776 against the related advances for construction based on its determination that the principal recoverable from noteholders was less than the recorded amount, and the fact that advances are not fully refundable to the extent that payments are not received on the notes.

 The Company has recorded interest income of $152,979 in 1996, $61,322 in 1995 and $32,628 in 1994 on these notes.

 Included in the accompanying balance sheets at December 31, 1996 and 1995 were the following amounts related to these projects.

                                        1996          1995

Notes receivable, including
 interest                                   $  785,696       $  823,969
Customers' advances for
 construction                                2,465,620        2,486,522

8.  Capital Commitments

 The estimated funds needed for the Company's construction program for 1997 are $4,108,000. The Company plans to finance such expenditures with internally generated funds, customers' advances, short-term borrowings and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.

9.  Commitments and Contingent Liabilities

 The Company purchases meter interface units under a noncancellable purchase agreement expiring October 31, 1997. Payments relating to this purchase amounted to $46,341 in 1996, $53,400 in 1995 and $45,187 in 1994. Such payments will amount to $19,053 in 1997.
 The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning rates and other matters. The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position or results of operations.

10. Fair Value of Financial Instruments

 The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

 The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $32,000,000 at December 31, 1996, had an estimated fair value of approximately $33,000,000.00.

 The Company's customers' advances for construction and notes receivable have carrying values at December 31, 1996 of $15,471,245 and $990,448, respectively. The relative fair values of these amounts cannot be accurately estimated since future payment streams are dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.


Independent Auditors' Report

To the Shareholders and Board of Directors of The York Water
Company:

 We have audited the accompanying balance sheets of The York Water Company as of December 31, 1996 and 1995 and the related statements of income, shareholders' investment, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company at December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                      KPMG PEAT MARWICK LLP
Harrisburg, PA
February 21, 1997

Directors, Officers and Key Employees

Irvin S. Naylor<F1>
Chairman of the Board
Vice Chairman of Board
Cor-Box, Incorporated

William T. Morris, P.E.<F1>
President and
Chief Executive Officer
The York Water Company

Horace Keesey III<F1>
Vice Chairman of the Board
Consultant

George Hay Kain, III
Attorney at Law

Frank Motter<F1>
President
Motter Printing Press Co.

Chloe Eichelberger
President/Chief Executive
 Officer
Chloe Eichelberger Textiles,
Inc.

Paul W. Ware<F1>
Chairman
Penn Fuel Gas, Inc.

John L. Finlayson<F2>
Vice President-Finance and
Administration
Susquehanna Pfaltzgraff Co.

Michael W. Gang<F2>
Partner
Morgan, Lewis & Bockius LLP

Directors Emeriti
William H. Kain
Robert E. Skold
Josephine S. Appell

<F1>Members of the
  Executive Committee
<F2>Alternate Members of
  the Executive Committee

Staff
William T. Morris, P.E.
President and
Chief Executive Officer

Jeffrey S. Osman
Vice President-Finance
Secretary-Treasurer

Duane R. Close
Vice President-Operations

Jeffrey R. Hines, P.E.
Vice President-Engineering

Bruce C. McIntosh
Human Resources Director

Lois L. Shultz
Customer Service Manager
Assistant Secretary/
Assistant Treasurer