Form 10-K, Exhibit 13
period 1997-12-31
YORK WATER CO
filed 1998-03-30
CIK 108985

The York Water Company
Highlights of Our 182nd Year

Summary of
Operations For The Year   1997        1996         1995        1994         1993

Water operating rev$16,996,706  $15,721,462 $15,449,296  $14,755,707 $14,201,756
Operating expenses   9,678,694    9,223,227   9,119,832    8,881,499   8,591,315
Income taxes         1,641,229    1,258,704   1,419,907    1,055,448   1,285,799
Operating income     5,676,783    5,239,531   4,909,557    4,818,760   4,324,642
Interest expense     2,707,310    2,893,123   2,738,846    2,720,535   3,045,872
Gain on sale of land         -      134,117           -      215,417     842,002
Other income, net      150,588      279,231     141,536      131,036     430,111
Net income           3,120,061    2,759,756   2,312,247    2,444,678   2,550,883

Per Share of Common Stock
  Book value             $9.93       $9.65        $8.54       $8.44        $8.28
  Net income              1.07        1.05          .92         .98         1.03
  Dividends <F1>           .91         .90          .90         .90          .90
  Number of shares outstanding
    at year-end      2,934,782    2,900,524   2,549,496    2,518,736   2,487,268

Utility Plant
  Original cost    $97,487,926  $93,492,775 $88,710,279  $83,642,650 $77,241,368
  Construction
   expenditures      4,500,517    4,936,816   5,256,959    6,629,903   6,040,584

Other
  Total assets     $98,854,074  $96,736,434 $90,459,706  $86,967,330 $84,738,162
  Long-term debt    32,000,000   32,000,000  32,000,000   32,000,000  32,000,000


<F1> Cash dividends per share reflect dividends declared on shares outstanding at each dividend date.
All per share data has been restated to reflect the June 1997 four-for-one stock split.
For Management's Discussion and Analysis of Financial Condition and Results of Operations, Please Refer to Page 3.

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

Duane R. Close
Vice President-Operations

Jeffrey R. Hines, P.E.
Vice President-Engineering

Bruce C. McIntosh
Human Resources Director

Lois L. Shultz
Customer Service Manager
Assistant Secretary/
Assistant Treasurer

To Our Shareholders:


A drought, southern expansion and increased net income have all combined to make 1997 a very interesting and exciting year.

Operating revenue for 1997 of $16,996,706 increased 8.1% over that recorded in 1996. Net income increased 13.1% to a record high of $3,120,061. These increases are attributable in part to a small increase in water usage and due to the full year effect of the September 5, 1996 rate increase.

As is highlighted elsewhere in this report, due to the foresight of past Company Boards and Management, your Company was able to provide service without imposing any restrictions during the 1997 drought. Rainfall for 1977 was 6.99 inches below normal with the lack of rainfall in April establishing a new record minimum rainfall. Although less total rainfall was recorded in 1991 and 1988, each of those years had seven months when the rainfall was 80% or more below average. In 1997 there were eight months that the rainfall was 80% or more below average. In accordance with our drought contingency plan, we drew Lake Williams down to a maximum point of 260.5 inches below the spillway and for the first time, due to a drought, withdrew water from Lake Redman.
We drew Lake Redman down to a maximum point of 20 inches below the spillway. The reservoirs and our plan functioned as designed and our customers enjoyed continued full service.

In mid 1997 we finalized details and started construction on a major expansion into southern York County. The new area includes portions of Shrewsbury, Hopewell and North Hopewell Townships. This expansion adds an additional 21,000 feet of water main, a one million gallon steel standpipe, and a booster pump station. The project when completed in mid 1998 will cost approximately $1.5 million with approximately $600,000 of this cost being paid by the project's developer participants. An additional 500 residential and 27 industrial/commercial customers will be added initially.


Early in 1997 your Company applied for and received permission to recover its investment in infrastructure rehabilitation and replacement between rate base filings. The recovery amount is known as the Distribution System Improvement Charge (DSIC). The implementation of the DSIC will enable us to address the problems presented by an aging distribution system in an orderly and comprehensive manner and to continue to provide solutions to regional water problems. It will also reduce the administrative cost of these repairs to allow more funds to go directly into construction.

Also in 1997 we began a USEPA required 18 month water analysis program titled The Information Collection Rule (ICR). This rule requires over 500 of the largest water suppliers in the United States to collect and analyze numerous water samples from their treatment systems each month and submit the results to USEPA on computer disk. The data submitted will be used to assess water quality and will aid in formulating future water quality regulations. Our compliance with this will cost between $50,000 and $100,000.

The Company's other 1997 major activities included: the sale of bulk water to Glen Rock Borough; a four-for-one stock split; the elimination of the annual reinvestment limit on your Company's dividend reinvestment plan (DRIP); a new one million gallon tank in the New Salem Borough area to replace the old 300,000 gallon tank; and the upgrade of the New Salem Booster Station.

The Company's 1998 planned activities include: expansion into Conewago Township; the completion of the Southern York County expansion; the sale of bulk water to Stewartstown Borough; and, the engineering to provide increased capacity, by the installation of some type of gates, to Lake Redman.

In closing, on behalf of the Board of Directors, I would like to extend my appreciation to our dedicated, hardworking employees who consistently go above and beyond the call of duty to bring "that good York water" into the homes and businesses of our customers with high levels of quality and service. It is their efforts which give our Company a well earned reputation for excellence throughout the communities we serve.


Respectfully submitted,


William T. Morris, P.E.
President and Chief Executive Officer



The York Water Company
Description of Business

   The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission (PPUC). Water service is supplied through the Company's own distribution system to the City of York, the Boroughs of North York, West York, Manchester, Mount Wolf, New Salem, Hallam, Jacobus, Loganville, Yorkana, Seven Valleys, East Prospect, Jefferson, Glen Rock and portions of the Townships of Manchester, East Manchester, West Manchester, North Codorus, Springettsbury, Spring Garden, Springfield, York, Hellam, Windsor, Lower Windsor, Codorus and Jackson. The Company's service territory has an estimated population of 140,700. Industry of the area served is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance, textile products, air conditioning, barbells, etc. The Company's present average daily consumption is 19,405,000 gallons, and its present safe daily yield is 29,900,000 gallons.

   In the area served by the Company, under the supervision of the PPUC, there are no competitors. During the five years ended in 1996, the Company has maintained an increasing growth in number of customers and distribution facilities as shown by the following chart:

                          1997         1996        1995         1994        1993
Average daily
consumption (gallons
per day)           19,405,000   18,593,000  19,657,000   19,660,000  19,380,000
Miles of mains at
year-end                  655          641         622          597         580
Distribution mains
 installed (ft.)       77,274       78,619      84,515       91,087      58,414
Number of customers    46,458       45,800      44,879       43,830      42,844
Population served     140,700      143,000     140,000      136,000     134,000

Operating revenue in 1997 is derived from the following sources and in the following percentages: Residential 59%; Commercial and Industrial, 31%; Other, 10%.

Security Market and Dividends
Securities of The York Water Company are traded over-the-counter.
Quarterly price ranges and cash dividends per share for the last two years follow (All per share data has been restated to reflect the June 1997 four-for-one stock split):

                         1997                             1996
                  HIGH   LOW     DIVIDEND<F1>      HIGH   LOW    DIVIDEND<F1>

1st Quarter     $17.38  $16.81   $.225           $17.25  $16.97   $.225
2nd Quarter      21.69   17.31    .225            17.94   17.25    .225
3rd Quarter      23.50   21.00    .230            17.50   17.19    .225
4th Quarter      23.00   19.25    .230            17.38   16.81    .225

<F1> Cash dividends per share reflect dividends declared on
shares actually outstanding at each dividend date.
(Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)

Prices are bid prices quoted from local newspapers.
Shareholders of record as of December 31, 1997 were 1,334.

THE COMPANY WILL PROVIDE TO SHAREHOLDERS OF RECORD, AND/OR
BENEFICIAL OWNERS, UPON WRITTEN REQUEST, WITHOUT CHARGE, A COPY
OF FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR 1997.
Requests Should Be Made To:
    LOIS L. SHULTZ - ASSISTANT SECRETARY
    THE YORK WATER COMPANY
    BOX 15089, YORK, PA 17405

The York Water Company

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

1997 Compared with 1996

   Water operating revenues for 1997 increased $1,275,244 or 8.1% over 1996. The increase resulted primarily from an increase in rates of 6.0% approved by the Pennsylvania Public Utility Commission (PPUC) effective September 5, 1996. Consumption for 1997 increased 4.5% for residential customers, and decreased .8% for commercial and industrial customers combined compared to 1996.
   Operating expenses, exclusive of depreciation and taxes, for 1997 increased $218,674 or 3.2%. Maintenance costs associated with structures, equipment, and service lines, increased Company match expenses for the 401k program, and higher power costs were the main causes of the increase. Lower workers' compensation premiums and decreased meter reading expenses partially offset the increase.
   Depreciation expense for 1997 increased $181,885 or 13.3% from 1996 to 1997 due to increased plant investment.
   Federal and state income taxes for 1997 increased $382,525 or 30.4% when compared to 1996 principally as a result of an increase in taxable income.
   Interest on short-term debt for 1997 decreased $250,733 when compared to 1996, due to a decrease in short-term debt outstanding during 1997. The average short-term debt outstanding in 1997 and 1996 was $479,452 and $3,628,378, respectively.
   Allowance for funds used during construction for 1997 decreased $64,920 or 57.9% when compared to 1996. The decrease was due to a decrease in the Company's plant investment under construction from an average of $3,900,000 in 1996 to $1,900,000 in 1997.
   During 1996, the Company had a gain on sale of one parcel of land of $134,117 ($79,674 after tax). No such transaction occurred in 1997.
   Other income, net for 1997 decreased $128,643 or 46.1% when compared to 1996. Other income in 1996 contained additional income on water district notes resulting from additional customers, and interest on stock subscription funds, whereas 1997 other income contained less interest on water district notes and no interest on stock subscription funds. In addition, donations were higher in 1997 than in 1996.

1996 Compared with 1995
   Water operating revenues for 1996 increased $272,166 or 1.8% over 1995. The increase resulted primarily from an increase in rates of 6.0% approved by the PPUC effective September 5, 1996. While residential revenues were up 4.2%, commercial and industrial revenues declined 6.9% from 1995 to 1996.
   Operating expenses, exclusive of depreciation and taxes, for 1996 increased $196,945 or 3.0%. The expense increase was generally due to increases in pension fees, maintenance of structures and equipment, legal fees, and power expenses. Lower cable meter reading fees partially offset the increase.
   Depreciation expense for 1996 decreased $139,465 or 9.2% since 1995 as a result of a reevaluation of plant assets resulting in longer useful lives, and therefore, lower depreciation rates.
   Federal and state income taxes for 1996 decreased $161,203 or 11.4% when compared to 1995 principally as a result of an increase in deferred income tax expense in 1995 resulting from a reduction in deferred tax assets by recognizing a 2% decline in the state income tax rates.
   Interest on long-term debt for 1996 decreased $70,771 or 2.5%, related to the issuance of $4,300,000 5% Revenue Refunding Bonds to replace a like amount of bonds with an interest rate of 6.25% during the fourth quarter of 1995.
   Interest on short-term debt for 1996 increased $110,898 when compared to 1995, due primarily to an increase in short-term debt outstanding during 1996. The average short-term debt outstanding in 1996 and 1995 was $3,628,378 and $2,312,964, respectively.
The increase in short-term debt was used to fund construction expenditures.
   Allowance for funds used during construction for 1996 decreased $114,150 or 50.4% when compared to 1995. The decrease was due to a decrease in the Company's plant investment under construction during 1996.
   During 1996, the Company had a gain on sale of one parcel of land of $134,117 ($79,674 after tax).
   Other income, net for 1996 increased $137,695 or 97.3% when compared to 1995. The increase was due to the recognition of additional income on water district notes as a result of additional customers in those districts.

Rate Developments
   Within the last several years the Company has filed written applications for rate increases with the PPUC and has been granted rate relief as a result of such requests. The most recent formal rate request was filed by the Company on May 9, 1996, seeking a 9.6% increase in annual revenues. Effective September 5, 1996, the PPUC authorized an increase in rates designed to produce approximately $960,000 in additional annual operating revenues, an increase of 6.0%. The Company does not expect to file another application for a rate increase until after 1998.

Liquidity and Capital Resources
   During 1997, the per capita volume of water sold did not significantly change compared to 1996. The Company does not anticipate any change in the level of water usage which would have a material impact on future results of operations.
   During 1997, the Company had $4,500,517 of construction expenditures. The Company financed such expenditures through internally generated funds, customers' advances, short-term borrowings, and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), and employee stock purchase plan.
   During 1997, amendments to the existing Articles of Incorporation were approved. The amendments (i) increased the authorized capital stock of the Company from 1,200,000 shares of common stock, par value $10.00 to 6,500,000 shares (6,000,000 shares of common stock, without par value, and 500,000 shares of Series Preferred Stock, without par value); (ii) eliminated the concept of par value of the capital stock; and (iii) deleted certain provisions relating to dividends and shares in distribution and common stock in order to allow for possible future issuance of Series Preferred Stock.
   Also, during 1997, the Board of Directors declared a four-for-one stock split for shareholders of record on June 2, 1997, in conjunction with the increase in authorized shares. The stock was distributed on June 10, 1997. Shareholders of record received three additional shares of common stock for each share owned. The transaction had no effect on total shareholders' equity, but caused a restatement of all per share amounts. The Board of Directors also approved an increase in the number of authorized shares for the Dividend Reinvestment Program by a factor of four to reflect the stock split, and the Employee Stock Purchase Plan by a factor of four plus an additional 50,000 shares.
   The Company anticipates construction expenditures for 1998 and 1999 of approximately $5,940,000 and $15,163,000, respectively. The Company plans to finance such expenditures with internally generated funds, customers' advances, short-term borrowings, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan, and a possible stock offering.
   The Company anticipates that it will submit an application in the future with the PPUC proposing increases in rates to provide a fair rate of return on the capital expenditures associated with its 1998 and 1999 construction projects.
   During 1997, net cash used in investing and financing activities exceeded cash provided by operating activities. Borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan and customers' advances are used to satisfy the need for additional cash. The Company anticipates that during 1998 net cash used in investing and financing activities will again exceed net cash provided by operating activities.
   As of December 31, 1997, current assets exceeded current liabilities by $488,649. As of December 31, 1996, current assets exceeded current liabilities by $468,190. Short-term borrowings from lines of credit as of December 31, 1997 and 1996 were $843,000 and $1,237,000, respectively. The Company maintains lines of credit aggregating $20,000,000. Loans granted under these lines of credit bear interest based on the prime or LIBOR rates plus basis points, as defined. The Company is not required to maintain compensating balances on its lines of credit.
   During 1997, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 84.9% and 52.0%, respectively. The Company believes that these payout ratios are appropriate.
   Shareholders' investment as a percent of total capitalization was 47.7% as of December 31, 1997 compared with 46.7% as of December 31, 1996.
   The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future revenue increases, which are subject to approval by the PPUC.
   The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.
   The Company is utilizing both internal and external resources to identify, correct or reprogram, and test the systems for the year 2000 compliance. It is anticipated that critical re-programming efforts will be complete and tested by December 31, 1998, while less serious problems will be fixed and tested by October 1999. The Company expects to incur costs between $25,000 and $50,000 on this project.
Impact of Recent Accounting Pronouncements
   In February 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share." SFAS 128 establishes standards for computing and presenting earnings per share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997. Adoption of this new Statement in 1997 did not have a material impact on the Company's financial position, results of operations, or liquidity as of and for the year ended December 31, 1997.
   In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" (SFAS 129). SFAS 129 establishes standards for disclosing information about an entity's capital structure. SFAS 129 is effective for financial statements issued for periods ending after December 15, 1997. Adoption of this new Statement in 1997 did not have a material impact on the Company's financial position, results of operations, or liquidity as of and for the year ended December 31, 1997.
   In June 1997, the FASB issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements establish standards for reporting and display of comprehensive income and its components and for reporting information about business segments and products in financial statements, and are effective for years beginning after December 15, 1997. Adoption of these statements is not expected to have a material effect on the Company's financial statements.
   In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132) which amends the disclosure requirements of Statements No. 87, "Employers' Accounting for Pensions" (SFAS 87), No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pensions Plans and for Termination Benefits" (SFAS 88), and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). This Statement standardizes the disclosure requirements of SFAS 87 SFAS 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other postretirement benefits and does not change any of the measurement or recognition provisions provided for in SFAS 87, 88, or 106. The statement is effective for fiscal years beginning after December 15, 1997. Adoption of this statement is not expected to have a material effect on the Company's financial statements.
   In January 1997, the Securities and Exchange Commission amended regulations and forms, including regulations S-X and S-K, to clarify and expand existing disclosure requirements about accounting policies for certain derivative instruments, and to add new disclosure requirements about the risk of loss from changes in market rates or prices which are inherent in derivatives. Adoption by the Company of the disclosure requirements relating to risk of loss, which requirements are effective for fiscal years ending after June 15, 1998, are not expected to have a material effect on the Company's financial statements.

Balance Sheets
                                            December 31
Assets                                    1997        1996
UTILITY PLANT, at original cost. . . .$97,487,926  $93,492,775
Less-Reserve for depreciation. . . . . 14,332,890   13,158,637
                                       83,155,036   80,334,138

OTHER PHYSICAL PROPERTY:
Less-Reserve for depreciation of
$65,193 in 1997 and $60,326 in 1996. .    498,859      421,145

CURRENT ASSETS:
Cash and Cash Equivalents. . . . . . .          -      694,491
Receivables, less reserves of
 $110,000 in 1997 and $90,000 in 1996.  2,540,075    2,523,510
Recoverable income taxes . . . . . . .    547,182      159,203
Materials and supplies, at cost  . . .    337,837      302,821
Prepaid expenses . . . . . . . . . . .    190,314      221,402
Deferred income taxes (Note 3) . . . .     75,017       61,377
                                        3,690,425    3,962,804
OTHER LONG-TERM ASSETS:
Prepaid pension cost (Note 6). . . . .  1,732,394    1,680,286
Deferred debt expense. . . . . . . . .    440,163      474,049
Deferred rate case expense . . . . . .     57,055      142,385
Notes receivable (Note 7). . . . . . .    913,934      990,448
Deferred regulatory assets (Note 1). .  7,287,799    7,827,988
Other. . . . . . . . . . . . . . . . .  1,078,409      903,191
                                       11,509,754   12,018,347
                                      $98,854,074  $96,736,434


Capitalization and Liabilities

CAPITALIZATION:
Common stock, no par value,
 authorized 6,000,000 shares in 1997
 and 4,800,000 shares in 1996, out-
 standing 2,934,782 shares in 1997 and
 2,900,524 shares in 1996 (Note 5) . .$26,453,873  $25,775,639
Earnings retained in the business. . .  2,696,913    2,227,118
                                       29,150,786   28,002,757

Long-term debt (Note 4). . . . . . . . 32,000,000   32,000,000
                                       61,150,786   60,002,757
CURRENT LIABILITIES:
Short-term borrowings (Note 4) . . . .    843,000    1,237,000
Accounts payable.. . . . . . . . . . .    551,402      376,469
Dividends payable. . . . . . . . . . .    488,483      531,977
Accrued taxes. . . . . . . . . . . . .    115,073      117,668
Advance water revenues . . . . . . . .    182,118      164,256
Accrued interest . . . . . . . . . . .    675,761      675,761
Other accrued expenses . . . . . . . .    345,939      391,483
                                        3,201,776    3,494,614
DEFERRED CREDITS:
Customers' advances for construction
 (Note 7). . . . . . . . . . . . . . . 16,219,638   15,471,245
Contributions in aid of construction .  5,861,487    5,606,358
Deferred income taxes (Note 3) . . . .  9,807,788    9,744,675
Deferred regulatory liabilities
 (Note 1). . . . . . . . . . . . . . .  1,572,985    1,528,582
Deferred employee benefits . . . . . .  1,039,614      888,203
                                       34,501,512   33,239,063
                                      $98,854,074  $96,736,434

The accompanying notes are an integral part of these statements.

         Statements of Income
                                      Year Ended December 31
                                  1997           1996           1995
WATER OPERATING REVENUES:
Residential                   $ 9,975,226    $ 9,273,216    $ 8,895,601
Commercial and industrial       5,293,730      4,925,781      5,292,109
Other                           1,727,750      1,522,465      1,261,586
                               16,996,706     15,721,462     15,449,296
OPERATING EXPENSES:
Operation and maintenance.      3,826,546      3,616,765      3,467,540
Administrative and general      3,244,384      3,235,491      3,187,771
                                7,070,930      6,852,256      6,655,311
Depreciation                    1,552,338      1,370,453      1,509,918
Taxes other than income taxes   1,055,426      1,000,518        954,603
Federal and state income taxes
                 (Note 3)       1,641,229      1,258,704      1,419,907
                               11,319,923     10,481,931     10,539,739
       Operating income         5,676,783      5,239,531      4,909,557
INTEREST EXPENSE AND OTHER INCOME:
Interest on long-term debt
             (Note 4)           2,718,950      2,718,950      2,789,721
Interest on short-term debt
             (Note 4)              35,589        286,322        175,424
Allowance for funds
      used during construction    (47,229)      (112,149)      (226,299)
Gain on sale of land                    -       (134,117)             -
Other income, net                (150,588)      (279,231)      (141,536)
                                2,556,722      2,479,775      2,597,310
       Net income             $ 3,120,061    $ 2,759,756    $ 2,312,247
Earnings per share (Note 5)         $1.07          $1.05          $0.92

Statements of Shareholders' Investment
                                                               Earnings
                                                               Retained
                                              Common             In The
                                               Stock           Business

Balance, January 31, 1995                 19,442,989          1,808,925
  Net income                                       -          2,312,247
  Cash dividends ($.90 per share)                  -         (2,277,190)
  Issuance of common stock under dividend
  reinvestment plan                          409,182               -
  Issuance of common stock under employee
  stock purchase plan                         75,614               -
Balance, December 31, 1995                19,927,785          1,843,982
  Net income                                       -          2,759,756
  Cash dividends ($.90 per share)                  -         (2,376,620)
  Issuance of common stock under dividend
  reinvestment plan                          436,433               -
  Issuance of common stock under employee
  stock purchase plan                         79,502               -
  Issuance of 319,924 shares of common
  stock (Note 5)                           5,331,919               -
Balance, December 31, 1996                25,775,639          2,227,118
  Net income                                       -          3,120,061
  Cash dividends ($.91 per share)                  -         (2,650,266)
  Issuance of common stock under dividend
  reinvestment plan                          596,663               -
  Issuance of common stock under employee
  stock purchase plan                         81,682               -
Balance, December 31, 1997               $26,453,873         $2,696,913

The accompanying notes are an integral part of these statements.

Statements of Cash Flows
                                              Year Ended December 31
                                          1997        1996          1995
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income . . . . . . . . . . . . .   $3,120,061 $ 2,759,756    $ 2,312,247
Adjustments to reconcile net income to
 net cash provided by operating activities:
Gain on sale of land . . . . . . . ..           -    (134,117)             -
Depreciation . . . . . . . . . . . ..   1,552,338   1,370,453      1,509,918
Provision for losses on accounts rec       97,923      73,201         67,319
Increase in deferred income taxes (including
 regulatory assets and liabilities)..     634,065     552,557        308,755
Changes in assets and liabilities:
  Increase in accounts receivable.. .    (114,488)   (153,582)      (299,160)
  Increase in recoverable income taxes   (387,979)    (63,080)       (96,123)
  Increase in materials and supplies .    (35,016)     (3,184)        (1,281)
  Increase in prepaid expenses and prepaid
   pension costs . . . . . . . . . .      (21,020)   (256,058)      (131,406)
  Increase (decrease) in accounts payable,
   accrued expenses, other liabilities and
   deferred employee benefits. . . ..     255,168     245,921       (409,051)
  (Decrease) increase in accrued interest
   and taxes . . . . . . . . . . . ..      (2,595)     61,335       (279,993)
  (Increase) decrease in other assets.     (6,435)   (142,980)        18,800

  Net Cash Provided by Operating Activ  5,092,022   4,310,222      3,000,025

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of temporary investments. (5,878,000)   (101,000)             -
Maturities of temporary investments. .  5,878,000     101,000              -
Proceeds from the sale of land . . .            -     191,700              -
Costs incurred related to sale of land          -     (57,583)             -
Construction expenditures. . . . . .   (4,500,517) (4,936,816)    (5,256,959)
Customers' advances for construction and
 contributions in aid of construction   1,003,522     587,064      1,077,693
  Net Cash Used in Investing Activities(3,496,995) (4,215,635)    (4,179,266)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayments) borrowings under
 line-of-credit agreements . . . . ..    (394,000) (2,927,000)     2,862,000
Issuance of 319,924 shares common stock         -   5,331,919              -
Issuance of common stock under dividend
 reinvestment plan . . . . . . . . . .    596,552     436,433        409,182
Issuance of common stock under employee
 stock purchase plan . . . . . . . ..      81,682      79,502         75,614
Dividends paid . . . . . . . . . . ..  (2,650,266) (2,376,620)    (2,277,190)
Decrease in notes receivable . . . ..      76,514      55,670        109,635

  Net Cash (Used in) Provided by
  Financing Activities . . . . .  . .  (2,289,518)    599,904      1,179,241

Net (decrease) increase in cash and cash
 equivalents . . . . . . . . . . .  .    (694,491)    694,491              -
Cash and cash equivalents at beginning
 of year                                  694,491           -              -

Cash and cash equivalents at
                   end of year         $        -  $  694,491     $        -

Supplemental disclosures of cash flow
 information:
Cash paid during the year for:
  Interest, net of amounts capitalized $2,712,436  $2,934,054     $2,552,529
  Income taxes . . . . . . . . . . .    1,492,592     874,388      1,488,488


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

Depreciation, Amortization, Maintenance and Repairs-
   The straight-line remaining life method is used to compute depreciation on utility plant cost. The effective rate of depreciation was 2.09% in 1997, 1.99% in 1996 and 2.42% in 1995
on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.
   During the second quarter of 1996, the Company revised its estimates of remaining useful lives of the utility plant based on an external engineering study. The effect of applying these new lives was to reduce depreciation expense by approximately $283,000, increase operating income and net income by approximately $187,000 and net income per share by approximately $.07.
   Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC.
   The Company charges to maintenance expense the cost of repairs and replacements and renewals of less than units of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.
   Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage, is charged to the reserve for depreciation. Gains or losses from abnormal retirements are reflected in income currently.

Deferred Charges-
   Deferred debt expense is amortized on a straight-line basis over the term of the related debt.
   Deferred rate case expense is amortized over two years as specified by the PPUC for ratemaking purposes.

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

Pension Plans-
   The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's compensation before retirement.

Impairment of Long-Lived Assets and Long-Lived Assets to be
Disposed Of-
   The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.
Allowance for Funds Used During Construction-
   Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The AFUDC rate was 10.04% for 1997, 1996, and 1995.
Statements of Cash Flows-
   For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.
Use of Estimates in the Preparation of Financial Statements-
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Rate Increases
   The Company has increased rates as approved by the PPUC in September 1996 (6.0%).

3.  Income Taxes

     The provisions for income taxes consist of:

                                 1997         1996      1995

Federal current             $  838,367  $  570,390   $  805,004
State current                  168,797     111,026      254,807
Federal deferred               626,113     523,452      279,490
State deferred                  84,284      50,834      117,915
Federal investment tax
 credit, net of current
 utilization...........        (76,332)      3,002      (37,309)
Total income
 taxes.................     $1,641,229  $1,258,704   $1,419,907


     A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

                                 1997         1996      1995
Statutory Federal
  tax provision             $1,618,839  $1,360,298   $1,268,932
Reversal of
  taxes related to
  rate cases...........         29,012     (33,961)      33,104
Tax-exempt
  interest.............        (39,968)    (53,421)     (27,674)
Effect of
  depreciation
  flowed through               (32,921)    (54,906)     (58,448)
Effect of cost of
  removal flowed
  through..............        (19,835)    (19,603)     (24,163)
Amortization of
  investment tax
  credit...............        (37,765)    (38,495)     (38,108)

Tank painting expenses.        (37,308)          -            -
State income
  taxes, net of
  Federal benefit......        167,033     106,828      245,997
Other, net.............         (5,858)     (8,036)      20,267
Total income
  taxes................     $1,641,229  $1,258,704   $1,419,907

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1997 and 1996 are summarized in the following table:
                                            1997        1996

Deferred tax assets:
 Allowance for doubtful accounts       $   75,017  $   61,377
 Deferred compensation                    521,228     496,637
 Customers' advances
  and contributions                     4,444,641   4,612,474
 Alternative minimum tax
  credit carryforward                   1,007,001     748,514
 Other                                     30,504           -

 Total gross deferred tax assets        6,078,391   5,919,002
 Less valuation allowance                       -           -

Total deferred tax assets               6,078,391   5,919,002

Deferred tax liabilities:
 Accelerated depreciation              12,198,349  12,195,132
 Investment tax credit                    400,652     452,652
 Depreciation on customers'
  advance assets                        1,089,048     924,318
 Pension income                           953,119     917,584
 Cost of removal                          396,873     357,089
 Tank painting                            351,829     276,997
 Other                                    421,292     478,528
 Total deferred tax liabilities        15,811,162  15,602,300

Net deferred tax liability            $ 9,732,771  $9,683,298

Reflected on balance sheets as:
  Current deferred tax asset          $    75,017 $    61,377
  Noncurrent deferred tax liability    (9,807,788) (9,744,675)

Net deferred tax liability            $(9,732,771)$(9,683,298)

   No valuation allowance is required for deferred tax assets as of December 31, 1997 and 1996. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.
   During 1996, the Company recorded a gain on sale of land of $134,117. Federal and state income taxes relative to the gain amounted to $54,443.

4.  Borrowings

  Long-term debt as of December 31, 1997 and 1996 is summarized in the following table:

                                           1997                 1996

10.17% Senior Notes,
  Series A, due 2019..............    $ 6,000,000           $ 6,000,000
9.60% Senior Notes,
  Series B, due 2019..............      5,000,000             5,000,000
10.05% Senior Notes,
  Series C, due 2020..............      6,500,000             6,500,000
8.43% Senior Notes,
  Series D, due 2022..............      7,500,000             7,500,000
4.75% Industrial Development
  Authority Revenue Refunding
  Bonds, Series 1994, due 2009....      2,700,000             2,700,000
5% Industrial Development
  Authority Revenue Refunding
  Bonds, Series 1995, due 2010.....     4,300,000             4,300,000

                                      $32,000,000           $32,000,000

 The Company maintains lines of credit aggregating $20,000,000. Loans granted under these lines as of December 31, 1997 bear interest based on the prime or LIBOR rate plus basis points, as defined. Short-term borrowings amounted to $843,000 as of December 31, 1997 and $1,237,000 as of December 31, 1996. The weighted average interest rate on short-term borrowings outstanding as of December 31, 1997 and 1996 is 7.41% and 7.12%, respectively. All of the lines of credit expire within one year, and all are payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.
 Long-term debt maturing in the next five years is as follows:
                   1999 $2,700,000
                   2000  4,300,000
 The terms of the debt agreements limit in some cases the Company's ability to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500,000 plus net income since that date. As of December 31, 1997, none of the earnings retained in the business are restricted under these provisions.

5.  Common Stock and Earnings Per Share

 Earnings per share are based upon the weighted average number of shares outstanding of 2,912,469 in 1997; 2,627,564 in 1996;
and 2,530,380 in 1995.
 During 1997, amendments to the existing Articles of Incorporation were approved. The amendments (i) increased the authorized capital stock of the Company from 1,200,000 shares of common stock, par value $10.00 to 6,500,000 shares (6,000,000 shares of common stock, without par value, and 500,000 shares of Series Preferred Stock, without par value); (ii) eliminated the concept of par value of the capital stock; and (iii) deleted certain provisions relating to dividends and shares in distribution and common stock in order to allow for possible future issuance of Series Preferred Stock.
 Also, during 1997, the Board of Directors declared a four-for-one stock split for shareholders of record on June 2, 1997, in conjunction with the increase in authorized shares. The stock was distributed on June 10, 1997. Shareholders of record received three additional shares of common stock for each share owned. The transaction had no effect on total shareholders' equity, but caused a restatement of all per share amounts included in this annual report for periods prior to the split. The Board of Directors also approved an increase in the number of authorized shares for both the Employee Stock Purchase Plan and the Dividend Reinvestment Program by a factor of four to reflect the stock split.
 Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). Ninety thousand shares of common stock have been authorized to be offered under the plan, of which 39,929 shares have been issued as of December 31, 1997. During 1997, the Company's Board of Directors approved an increase in the number of authorized shares of common stock under the plan.
 Under the optional dividend reinvestment plan, holders of the Company's stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). Four hundred eighty thousand shares of common stock have been authorized to be offered under the plan, of which 341,477 shares have been issued as of December 31, 1997.
 On August 8, 1996, the Company offered to holders of its common stock non-transferable subscription rights to purchase common stock. On September 16, 1996, subscription rights to purchase 319,924 shares (restated to reflect the June 1997 four-for-one stock split) were exercised.

6.  Employee Benefit Plans
 The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service times the sum of $16.50 plus 1.5% of final average monthly earnings in excess of $400. The Company's funding policy is to contribute annually the maximum amount permitted by the Employee Retirement Income Security Act of 1974.
 The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 1997 and 1996. The measurement of assets and obligations of the plans is as of December 31, 1997 and 1996.

                                                 1997          1996
Actuarial present value
 of benefit obligations:
  Accumulated benefit
   obligation, including
   vested benefits of
   $7,014,770 in 1997 and
   $6,211,500 in 1996........              $(7,373,837)          $(6,521,300)
Projected benefit
 obligation for service
 rendered to date                          $ 8,916,175           $(7,805,600)
Plan assets at fair value,
 primarily common trust
 stock and bond funds.......                12,512,833            11,163,660

Plan assets in excess of
 projected benefit
 obligation........................          3,596,658             3,358,060
Unrecognized prior service
 cost..............................            274,002               182,671
Unrecognized net gain..............         (1,277,933)             (794,117)
Unrecognized net transition
 asset as of December 31, 1997
 and 1996 being recognized
 over 15 years.....................           (860,333)           (1,066,328)
Prepaid pension cost as of
 of December 31, 1997 and
 1996..............................         $1,732,394           $ 1,680,286


Net periodic pension income for 1997, 1996 and 1995 included the following components:

                                    1997         1996        1995

Service cost-benefits
 earned during the
 period                           $ 256,840         $ 247,100      $ 215,700
Interest cost on
 projected benefit
 obligation                         551,189           500,970        469,119
Actual return on plan
 assets                          (1,680,397)       (1,139,905)    (1,459,203)
Net amortization and
 deferral                           732,800           241,787        647,092
One-time charge for
 early retirement window             87,460                 -              -
Net periodic pension
 income                           $ (52,108)        $(150,048)     $(127,292)

     Included in net periodic pension income for 1997 is a one-time charge for an early retirement incentive of $87,460.
     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 6.50% in 1997 and 6.75% in 1996. The rate of increase in future compensation levels was 4%. The expected long-term rate of return on assets was 7%.

 The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 50% of the participant's contribution, up to a maximum annual Company contribution of $500 for the union represented employees and $1,000 for the general and administrative employees. Contributions to the plan amounted to $52,526 in 1997 and $28,210 in 1996.

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

 The Company has recorded interest income of $98,382 in 1997, $152,979 in 1996 and $61,322 in 1995 on these notes.

 Included in the accompanying balance sheets at December 31, 1997 and 1996 were the following amounts related to these projects.

                                                  1997          1996

Notes receivable, including
 interest                                   $  714,025       $  785,696
Customers' advances for
 construction                                2,433,568        2,465,620

8.  Capital Commitments

 The estimated funds needed for the Company's construction program for 1998 are $5,940,000. The Company plans to finance such expenditures with internally generated funds, customers' advances, short-term borrowings and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.

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

 The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $32,000,000 at December 31, 1997, had an estimated fair value of approximately $37,800,000.

 The Company's customers' advances for construction and notes receivable have carrying values at December 31, 1997 of $16,217,638 and $913,934, respectively. The relative fair values of these amounts cannot be accurately estimated since future payment streams are dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

Independent Auditors' Report

To the Shareholders and Board of Directors of The York Water
Company:

 We have audited the accompanying balance sheets of The York Water Company as of December 31, 1997 and 1996, and the related statements of income, shareholders' investment, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                KPMG PEAT MARWICK LLP
Harrisburg, PA
February 17, 1998