Form 10-K, Exhibit 13
period 1998-12-31
YORK WATER CO
filed 1999-03-26
CIK 108985

The York Water Company
Highlights of Our 183rd Year

Summary of Operations For
 The Year                        1998         1997        1996
  Water operating revenue    $17,137,029  $16,996,706 $15,721,462
  Operating expenses           9,721,428    9,678,694   9,223,227
  Income taxes                 1,764,927    1,641,229   1,258,704
  Operating income             5,650,674    5,676,783   5,239,531
  Interest expense             2,673,614    2,707,310   2,893,123
  Gain on sale of land                 -            -     134,117
  Other income, net              158,329      150,588     279,231
  Net income                   3,135,389    3,120,061   2,759,756

Summary of Operations For
 The Year                        1995         1994
  Water operating revenue    $15,449,296  $14,755,707
  Operating expenses           9,119,832    8,881,499
  Income taxes                 1,419,907    1,055,448
  Operating income             4,909,557    4,818,760
  Interest expense             2,738,846    2,720,535
  Gain on sale of land                 -      215,417
  Other income, net              141,536      131,036
  Net income                   2,312,247    2,444,678

Per Share of Common Stock        1998         1997         1996
  Book value                      $10.20        $9.93       $9.65
  Net income                        1.06         1.07        1.05
  Dividends <F1>                     .93          .91         .90
  Number of shares outstanding
    at year-end                2,979,722    2,934,782   2,900,524

Per Share of Common Stock        1996         1994
  Book value                       $8.54        $8.44
  Net income                         .92          .98
  Dividends <F1>                     .90          .90
  Number of shares outstanding
    at year-end                2,549,496    2,518,736

Utility Plant                    1998         1997        1996
  Original cost             $102,088,220  $97,487,926 $93,492,775
  Construction expenditures    4,989,967    4,500,517   4,936,816

Utility Plant                    1995         1994
  Original cost              $88,710,279  $83,642,650
  Construction expenditures    5,256,959    6,629,903

Other                            1998         1997        1996
  Total assets              $102,479,091  $98,854,074 $96,736,434
  Long-term debt              32,000,000   32,000,000  32,000,000

Other                            1995         1994
  Total assets               $90,459,706  $86,967,330
  Long-term debt              32,000,000   32,000,000



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

William T. Morris, P.E.<F1>
President and
Chief Executive Officer
The York Water Company

Horace Keesey III<F1>
Vice Chairman of the Board
Consultant

George Hay Kain, III
Attorney at Law

Frank Motter<F1>
President
Motter Printing Press Co.

Chloe R. Eichelberger
President/Chief Executive
 Officer
Chloe Eichelberger Textiles,
Inc.

Paul W. Ware<F1>
Chairman-Retired
Penn Fuel Gas, Inc.

John L. Finlayson<F2>
Vice President-Finance and
Administration
Susquehanna Pfaltzgraff Co.

Michael W. Gang<F2>
Partner
Morgan, Lewis & Bockius LLP

Directors Emeriti
Robert E. Skold
Josephine S. Appell

<F1>Members of the
  Executive Committee
<F2>Alternate Members of
  the Executive Committee

Staff
William T. Morris, P.E.
President and
Chief Executive Officer

Jeffrey S. Osman
Vice President-Finance
Secretary-Treasurer

Duane R. Close
Vice President-Operations

Jeffrey R. Hines, P.E.
Vice President-Engineering

Bruce C. McIntosh
Vice President-
Human Resources

Lois L. Shultz
Customer Service Manager
Assistant Secretary/
Assistant Treasurer

To Our Shareholders:

Activities in 1998 are a continuation of previous years - interesting, busy and productive. Each year when I look back, I'm always impressed with the projects and services that our talented staff and employees bring to successful conclusions.

Operating revenue for 1998 of $17,137,029 was a slight increase over 1997. Net income also increased slightly to a record high of $3,135,389. 1998 activities included: installation of a one million gallon standpipe at Shrewsbury; a final agreement to purchase the Railroad Borough water system; an agreement to sell bulk water to New Freedom Borough; the negotiation and acquisition of an $800,000 one percent PENNVEST loan for the Railroad and New Freedom Boroughs work; and numerous routine projects such as leak detection and water quality testing.

An-going project since 1997 has been the review and preparation for the year 2000 problem. Currently, close to 85% of required changes have been made. Remaining work is to be completed before June 30, 1999. Additionally, we have developed comprehensive contingency plans so that we can supply "That good York water" regardless of what happens to others on January 1, 2000.

In December 1998, we passed a major milestone. The original cost value of our utility plant now exceeds $102,000,000 compared to just ten years ago when the original cost value was approximately $51,000,000. It took 172 years in our history to reach $51,000,000, but only ten years to add the next $51,000,000.

Another milestone was the in-house development of our web site (www.yorkwater.com), which includes information on our water quality, rates and tariff rules, basic facts about service area and an e-mail service for customer comments and questions.

On January 25, 1999 your Board of Directors adopted a Shareholder
Rights Plan. Although there has been no indication of an unsolicited offer, the Board of Directors felt this was necessary to ensure fair treatment of shareholders. You should have received detailed information on this Plan.

The Company's 1999 planned activities include: expansion into Conewago Township pending a lawsuit settlement against the township; expansion into Windsor Township; a modification to our raw water and finished water disinfection; the redemption of our
4.75 percent Revenue Bonds; and a request to the PaPUC for increased base rates.

In 1998 we did have a moment of sadness. Our long-term Director, Past President, Past Chairman and friend, William H. Kain, passed away August 4, 1998. Bill's efforts and hard work were an important contribution to the long-term success of our Company.
His sage counsel and ready wit are missed.

Many thanks are due our management and employees who have made our Company a leader in the industry. With their help, we will continue to overcome all obstacles, exceed all expectations and to serve "That good York water" at reasonable rates and in adequate quantities for many years to come.

Respectfully submitted,



William T. Morris, P.E.
President and Chief Executive Officer


The York Water Company
Description of Business

   The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission (PPUC). Water service is supplied through the Company's own distribution system to the City of York, the Boroughs of North York, West York, Manchester, Mount Wolf, New Salem, Hallam, Jacobus, Loganville, Yorkana, Seven Valleys, East Prospect, Jefferson, Glen Rock, New Freedom, Railroad, Shrewsbury, Spring Grove and portions of the Townships of Manchester, East Manchester, West Manchester, North Codorus, Shrewsbury, North Hopewell, Hopewell, Springettsbury, Spring Garden, Conewago, Newberry, Springfield, York, Hellam, Windsor, Lower Windsor, Codorus and Jackson. The Company's service territory has an estimated population of 142,000. Industry of the area served is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance, textile products, air conditioning, barbells, etc. The Company's present average daily consumption is 19,488,000 gallons, and its present safe daily yield is 29,900,000 gallons.
    In the area served by the Company, under the supervision of the PPUC, there are no competitors. During the five years ended in 1998, the Company has maintained an increasing growth in number of customers and distribution facilities as shown by the following chart:

                 1998       1997       1996       1995       1994
Average daily
consumption
(gallons
 per day)  19,488,000 19,405,000 18,593,000 19,657,000 19,660,000
Miles of mains
  at year-end     671        655        641        622        597
Distribution
 mains installed
 (ft.)         85,431     77,274     78,619     84,515     91,087
Number of
 customers     47,173     46,458     45,800     44,879     43,830
Population
 served       142,000    140,700    143,000    140,000    136,000

Operating revenue in 1998 is derived from the following sources and in the following percentages: Residential 58%; Commercial and Industrial, 31%; Other, 11%.

Market for Common Stock and Dividends
The common stock of The York Water Company is traded over-the-counter. Over-the-counter quotations reflect inter-dealer prices without retail mark-ups, markdown or commissions and may not necessarily represent actual transactions.
Quarterly price ranges and cash dividends per share for the last two years follow (All per share data has been restated to reflect the June 1997 four-for-one stock split):

                         1998                             1997
               HIGH   LOW   DIVIDEND<F1>  HIGH  LOW  DIVIDEND<F1>
1st Quarter  $22.60  $18.50  $.230      $17.38 $16.81  $.225
2nd Quarter   21.75   19.13   .230       21.69  17.31   .225
3rd Quarter   19.00   17.37   .235       23.50  21.00   .230
4th Quarter   20.00   18.37   .235       23.00  19.25   .230

<F1> Cash dividends per share reflect dividends declared on
shares actually outstanding at each dividend date.
(Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)

Prices are bid prices quoted from local newspapers.
Shareholders of record as of December 31, 1998 were 1,325.

THE COMPANY WILL PROVIDE TO SHAREHOLDERS OF RECORD, AND/OR
BENEFICIAL OWNERS, UPON WRITTEN REQUEST, WITHOUT CHARGE, A COPY
OF FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR 1998.
Requests Should Be Made To:
    LOIS L. SHULTZ - ASSISTANT SECRETARY
    THE YORK WATER COMPANY
    BOX 15089, YORK, PA 17405
or visit our web page at:
    www.yorkwater.com
The York Water Company

Management's Discussion and Analysis of Financial Condition and
Results of Operations

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements made with respect to the results of operations and businesses of the Company. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon management's current plans, expectations, estimates and assumptions and are subject to a number of risks and uncertainties that could significantly affect current plans, anticipated actions and the Company's financial condition and results of operations. Factors that may cause actual results to differ materially from those discussed in such forward-looking statements include, among others, the following possibilities: (i) weather conditions, particularly the amount of rainfall; (ii) the level of commercial and industrial business activity within the Company's service territory; (iii) construction of new housing within the Company's service territory; (iv) governmental regulation affecting the Company's rates and service obligations; (v) general economic and business conditions which are less favorable than expected; and (vi) the Company's year 2000 issues plan. The Company does not intend to update these cautionary statements.

Results of Operations

1998 Compared with 1997

   Water operating revenues for 1998 increased $140,323 or .8% over 1997. Residential consumption increased .7%, and commercial and industrial consumption increased .2% when compared to 1997.
   Operating expenses, exclusive of depreciation and taxes, for 1998 decreased $25,256 or .4%. Lower workers' compensation premiums, lower maintenance costs associated with structures and mains, reduced health insurance costs to the company, and lower meter reading costs were the main reasons for the decrease. The decrease was partially offset by increased pension expense, deferred compensation costs, and year 2000 system maintenance costs.
   Depreciation expense for 1998 increased $84,240 or 5.4% from 1997 to 1998 due to increased plant investment.
   Federal and state income taxes for 1998 increased $123,698 or 7.5% when compared to 1997 principally as a result of an increase in taxable income.
   Allowance for funds used during construction for 1998 increased $34,712 or 73.5% when compared to 1997. The increase was due to an increase in the Company's plant investment, under construction from an average of $1,900,000 in 1997 to $2,400,000 in 1998. The Southern York County main project was the primary reason for the increased plant investment.

1997 Compared with 1996

   Water operating revenues for 1997 increased $1,275,244 or 8.1% over 1996. The increase resulted primarily from an increase in rates of 6.0% approved by the Pennsylvania Public Utility Commission (PPUC) effective September 5, 1996. Consumption for 1997 increased 4.5% for residential customers and decreased .8% for commercial and industrial customers compared to 1996.
   Operating expenses, exclusive of depreciation and taxes, for 1997 increased $218,674 or 3.2%. Maintenance costs associated with structures, equipment, and service lines, increased Company match expenses for the 401k program, and higher power costs were the main causes of the increase. Lower workers' compensation premiums and decreased meter reading expenses partially offset the increase.
   Depreciation expense for 1997 increased $181,885 or 13.3% from 1996 to 1997 due to increased plant investment.
   Federal and state income taxes for 1997 increased $382,525 or 30.4% when compared to 1996 principally as a result of an increase in taxable income.
   Interest on short-term debt for 1997 decreased $250,733 when compared to 1996, due to a decrease in short-term debt outstanding during 1997. The average short-term debt outstanding in 1997 and 1996 was $479,452 and $3,628,378, respectively.
   Allowance for funds used during construction for 1997 decreased $64,920 or 57.9% when compared to 1996. The decrease was due to a decrease in the Company's plant investment under construction from an average of $3,900,000 in 1996 to $1,900,000 in 1997.
   During 1996, the Company had a gain on sale of one parcel of land of $134,117 ($79,674 after tax). No such transaction occurred in 1997.
   Other income, net for 1997 decreased $128,643 or 46.1% when compared to 1996. Other income in 1996 contained additional income on water district notes resulting from additional customers, and interest on stock subscription funds, whereas 1997 other income contained less interest on water district notes and no interest on stock subscription funds. In addition, donations were higher in 1997 than in 1996.

Rate Developments
   Within the last several years the Company has filed written applications for rate increases with the PPUC and has been granted rate relief as a result of such requests. The most recent formal rate request was filed by the Company on May 9, 1996, seeking a 9.6% increase in annual revenues. Effective September 5, 1996, the PPUC authorized an increase in rates designed to produce approximately $960,000 in additional annual operating revenues, an increase of 6.0%. The Company plans to file an application for a rate increase in 1999.

Liquidity and Capital Resources
   During 1998, the per capita volume of water sold did not significantly change compared to 1997. The Company does not anticipate any change in the level of water usage which would have a material impact on future results of operations.
   During 1998, the Company had $4,989,967 of construction expenditures. The Company financed such expenditures through internally generated funds, customers' advances, short-term borrowings, and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), and employee stock purchase plan.
   The Company anticipates construction expenditures for 1999 and 2000 of approximately $4,974,000 and $8,270,000, respectively. The Company plans to finance such expenditures with internally generated funds, customers' advances, short-term borrowings, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan, and a Pennvest loan.
   The Company anticipates that it will submit an application in the future with the PPUC proposing increases in rates to provide a fair rate of return on the capital expenditures associated with its 1998 and 1999 construction projects.
   During 1998, net cash provided by operating activities exceeded cash used in investing and financing activities. The Company anticipates that during 1999 net cash used in investing and financing activities will exceed net cash provided by operating activities. Borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan, and customers' advances are used to satisfy the need for additional cash.
   As of December 31, 1998, current assets exceeded current liabilities by $983,121. As of December 31, 1997, current assets exceeded current liabilities by $488,649. Short-term borrowings from lines of credit as of December 31, 1998 and 1997 were $0 and $843,000, respectively. The Company maintains lines of credit aggregating $20,000,000. Loans granted under these lines of credit bear interest based on the prime or LIBOR rates plus basis points, as defined. The Company is not required to maintain compensating balances on its lines of credit.
   During 1998, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 87.5% and 44.2%, respectively. The Company believes that these payout ratios are appropriate.
   Shareholders' investment as a percent of total capitalization was 48.7% as of December 31, 1998 compared with 47.7% as of December 31, 1997.
   The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future revenue increases, which are subject to approval by the PPUC.

Year 2000
   This statement constitutes a year 2000 readiness disclosure by The York Water Company, under the Year 2000 Information and Readiness Disclosure Act.
   The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "year 2000" issue is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.
   The Company has done an inventory of programs and has developed a plan, including a timetable, for solving and testing year 2000 issues.
   The Company has identified three areas that do have year 2000 compliance issues: Accounting, communications and embedded technology.
   As far as accounting, the Company will be replacing all of its current software. The software upgrade is approximately 50% complete and is expected to be completely installed by the end of second quarter 1999. This will allow for testing and adjustments to be made through the remainder of 1999. Current software will be used in the event something unanticipated occurs with the software upgrade.
   The Company's electronic communications review has been completed and all necessary changes have been made. Only slight modifications were required.
   In the area of embedded technology, the Company is working with the manufacturers of all our time-sensitive equipment to make sure the date field in the software has been located and updated to accept a four-digit date. The Company has identified filter plant control units, PC's, burglar alarms, and the check encoder as some of the items to be addressed for year 2000 problems. The Company expects to solve problems and test solutions in this area by the end of June 1999.
   As of December 1998, the Company incurred costs of approximately $37,000, and estimates total costs of year 2000 remediation efforts to reach $80,000.
   While the Company anticipates that critical vendors and suppliers will be year 2000 compliant, contingency plans will be put in place so that water service to customers will not be interrupted. In one of our most critical areas, energy, the Company already has emergency power generators installed as backups at most locations. Those locations which currently have no emergency backup, will have alternate energy sources by the year 2000.

Impact of Recent Accounting Pronouncements
   During the year, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", No. 131, "Disclosures About Segments of an Enterprise and Related Information", No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", and No. 133, "Accounting for Derivative Instruments and Hedging Activities". Adoption of these statements did not have a material effect on the Company's financial position, results of operations, or liquidity.
   In January 1997, the Securities and Exchange Commission amended regulations and forms, including regulations S-X and S-K, to clarify and expand existing disclosure requirements about accounting policies for certain derivative instruments, and to add new disclosure requirements about the risk of loss from changes in market rates or prices which are inherent in derivatives. Adoption by the Company of the disclosure requirements relating to risk of loss, which requirements are effective for fiscal years ending after June 15, 1998, did not have a material effect on the Company's financial statements.

Balance Sheets
                                            December 31
Assets                                    1998        1997
UTILITY PLANT, at original cost       $102,088,220 $97,487,926
Less-Reserve for depreciation           15,687,003  14,332,890
                                        86,401,217  83,155,036
OTHER PHYSICAL PROPERTY:
Less-Reserve for depreciation of
$70,457 in 1998 and $65,193 in 1997        495,267     498,859

CURRENT ASSETS:
Cash and Cash Equivalents                  257,706           -
Receivables, less reserves of
 $120,000 in 1998 and $110,000 in 1997   2,481,799   2,540,075
Recoverable income taxes                         -     547,182
Materials and supplies, at cost            361,400     337,837
Prepaid expenses                           174,888     190,314
Deferred income taxes (Note 3)              81,836      75,017
                                         3,357,629   3,690,425
OTHER LONG-TERM ASSETS:
Prepaid pension cost (Note 6)            1,826,514   1,732,394
Deferred debt expense                      406,277     440,163
Deferred rate case expense                   4,820      57,055
Notes receivable (Note 7)                  813,075     913,934
Deferred regulatory assets (Note 1)      7,959,948   7,287,799
Other                                    1,214,344   1,078,409
                                        12,224,978  11,509,754
                                      $102,479,091 $98,854,074

Capitalization and Liabilities

CAPITALIZATION:
Common stock, no par value,
 authorized 6,000,000 shares,
 outstanding 2,979,722 shares in 1998
 and 2,934,782 shares in 1997
 (Note 5)                             $ 27,292,726 $26,453,873
Earnings retained in the business.       3,087,710   2,696,913
                                        30,380,436  29,150,786

Long-term debt (Note 4)                 32,000,000  32,000,000
                                        62,380,436  61,150,786
CURRENT LIABILITIES:
Short-term borrowings (Note 4) . . . .           -     843,000
Accounts payable.. . . . . . . . . . .     290,179     551,402
Dividends payable. . . . . . . . . . .     506,415     488,483
Accrued taxes. . . . . . . . . . . . .     347,244     115,073
Advance water revenues . . . . . . . .     216,478     182,118
Accrued interest . . . . . . . . . . .     675,761     675,761
Other accrued expenses . . . . . . . .     338,431     345,939
                                         2,374,508   3,201,776
DEFERRED CREDITS:
Customers' advances for construction
 (Note 7). . . . . . . . . . . . . . .  16,689,050  16,219,638
Contributions in aid of construction .   7,080,610   5,861,487
Deferred income taxes (Note 3) . . . .  10,967,235   9,807,788
Deferred regulatory liabilities
 (Note 1). . . . . . . . . . . . . . .   1,681,584   1,572,985
Deferred employee benefits . . . . . .   1,305,668   1,039,614
                                        37,724,147  34,501,512
                                      $102,479,091 $98,854,074

The accompanying notes are an integral part of these statements.

         Statements of Income
                                     Year Ended December 31
                             1998          1997          1996
WATER OPERATING REVENUES:
Residential              $10,015,871   $ 9,975,226   $ 9,273,216
Commercial and industrial  5,303,237     5,293,730     4,925,781
Other                      1,817,921     1,727,750     1,522,465
                          17,137,029    16,996,706    15,721,462
OPERATING EXPENSES:
Operation and maintenance  3,930,387     3,826,546     3,616,765
Administrative and general 3,115,287     3,244,384     3,235,491
                           7,045,674     7,070,930     6,852,256
Depreciation               1,636,578     1,552,338     1,370,453
Taxes other than income
 taxes                     1,039,176     1,055,426     1,000,518
Federal and state income
 taxes (Note 3)            1,764,927     1,641,229     1,258,704
                          11,486,355    11,319,923    10,481,931
  Operating income         5,650,674     5,676,783     5,239,531
INTEREST EXPENSE AND OTHER INCOME:
Interest on long-term
 debt (Note 4)             2,718,950     2,718,950     2,718,950
Interest on short-term
 debt (Note 4)                36,605        35,589       286,322
Allowance for funds used
 during construction         (81,941)      (47,229)     (112,149)
Gain on sale of land               -             -      (134,117)
Other income, net           (158,329)     (150,588)     (279,231)
                           2,515,285     2,556,722     2,479,775
 Net income              $ 3,135,389   $ 3,120,061   $ 2,759,756
Earnings per share
 (Note 5)                      $1.06         $1.07         $1.05

Statements of Shareholders' Investment
                                                       Earnings
                                                       Retained
                                        Common          In The
                                         Stock          Business

Balance, January 1, 1996               $19,927,785    $1,843,982
  Net income                                     -     2,759,756
  Cash dividends ($.90 per share)                -    (2,376,620)
  Issuance of common stock under
   dividend reinvestment plan              436,433             -
 Issuance of common stock under
  employee stock purchase plan              79,502             -
 Issuance of 319,924 shares of
  common stock (Note 5)                  5,331,919             -
Balance, December 31, 1996              25,775,639     2,227,118
  Net income                                     -     3,120,061
  Cash dividends ($.91 per share)                -    (2,650,266)
  Issuance of common stock under
   dividend reinvestment plan              596,552             -
  Issuance of common stock under
    employee stock purchase plan            81,682             -
Balance, December 31, 1997              26,453,873     2,696,913
  Net income                                     -     3,135,389
  Cash dividends ($.93 per share)                -    (2,744,592)
  Issuance of common stock under
   dividend reinvestment plan              759,823             -
  Issuance of common stock under
   employee stock purchase plan             79,030             -
Balance, December 31, 1998             $27,292,726    $3,087,710

The accompanying notes are an integral part of these statements.

Statements of Cash Flows
                                          Year Ended December 31
                              1998         1997          1996
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income . . . .. . . .  $3,135,389   $3,120,061   $ 2,759,756
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
Gain on sale of land .  .           -            -      (134,117)
Depreciation . . . . . ..   1,636,578    1,552,338     1,370,453
Provision for losses on
 accounts receivable. .       109,500       97,923        73,201
Increase in deferred income
 taxes (including regulatory
 assets and liabilities).     589,078      634,065       552,557
Changes in assets and
 liabilities:
  Increase in accounts
   receivable. . . . . . .    (51,224)    (114,488)     (153,582)
  Decrease (increase) in
   recoverable income taxes   547,182     (387,979)      (63,080)
  Increase in materials and
   supplies . . . . .         (23,563)     (35,016)       (3,184)
  Increase in prepaid
   expenses and prepaid
   pension costs . . . . .    (78,694)     (21,020)     (256,058)
  Increase in accounts
   payable, accrued expenses,
   other liabilities and
   deferred employee benefits  49,615      255,168       245,921
  Increase (decrease) in
   accrued interest and taxes 232,171       (2,595)       61,335
  Decrease (increase) in
   other assets. . . . .       60,986       (6,435)     (142,980)

   Net Cash Provided by
   Operating Activities .   6,207,018    5,092,022     4,310,222

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of temporary
 investments. . . . .     (12,555,000)  (5,878,000)     (101,000)
Maturities of temporary
 investments. . . . . .    12,555,000    5,878,000       101,000
Proceeds from the sale of
 land . . . . . . . .               -            -       191,700
Costs incurred related to
 the sale of land . .               -            -       (57,583)
Construction expenditures. (4,989,967)  (4,500,517)   (4,936,816)
Customers' advances for
construction and
 contributions in aid of
  construction. . . . .     1,688,535    1,003,522       587,064
   Net Cash Used in
   Investing Activities .  (3,301,432)  (3,496,995)   (4,215,635)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments under line-
 of-credit agreements .  .   (843,000)    (394,000)   (2,927,000)
Issuance of 319,924 shares
 of common stock . .                -            -     5,331,919
Issuance of common stock
 under dividend
 reinvestment plan . . ..     759,823      596,552       436,433
Issuance of common stock
 under employee stock
 purchase plan . . . . ..      79,030       81,682        79,502
Dividends paid . .. . . .  (2,744,592)  (2,650,266)   (2,376,620)
Decrease in notes
 receivable . . . . . . .     100,859       76,514        55,670

   Net Cash (Used in)
   Provided by Financing
   Activities. . . . . ..  (2,647,880)  (2,289,518)      599,904

Net increase (decrease)
 in cash and cash
 equivalents . . . . .  .     257,706     (694,491)      694,491
Cash and cash equivalents
 at beginning of year               -      694,491             -

Cash and cash equivalents
 at end of year . . .      $  257,706    $       -    $  694,491

Supplemental disclosures
 of cash flow information:
Cash paid during the year for:
  Interest, net of amounts
   capitalized . . . .     $2,668,298   $2,712,436    $2,934,054
  Income taxes .. . . . .     935,689    1,492,592       874,388

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

Depreciation, Amortization, Maintenance and Repairs-
   The straight-line remaining life method is used to compute depreciation on utility plant cost. The effective rate of depreciation was 2.10% in 1998, 2.09% in 1997 and 1.99% in 1996
on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.
   During the second quarter of 1996, the Company revised its estimates of remaining useful lives of the utility plant based on an external engineering study. The effect of applying these new lives was to reduce 1996 depreciation expense by approximately $283,000, increase 1996 operating income and 1996 net income by approximately $187,000 and 1996 net income per share by approximately $.07.
   Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC.
   The Company charges to maintenance expense the cost of repairs and replacements and renewals of less than units of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.
   Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage, is charged to the reserve for depreciation. Gains or losses from abnormal retirements are reflected in income currently.

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

Income Taxes and Deferred Regulatory Assets and Liabilities-
   Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes.
   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
   The Company is also required to recognize deferred regulatory assets and liabilities for the effect on revenues expected to be realized as the tax effects of temporary differences previously flowed through to customers reverse.
   Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets.

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

Allowance for Funds Used During Construction-
   Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The AFUDC rate was 10.04% for 1998, 1997, and 1996.

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

2. Rate Increases
   The Company has increased rates as approved by the PPUC in September 1996 (6.0%).
Notes to Financial Statements (Continued)

3.  Income Taxes

     The provisions for income taxes consist of:

                               1998        1997         1996

Federal current..           $  790,645  $  838,367   $  570,390
State current....              191,738     168,797      111,026
Federal deferred.              728,140     626,113      523,452
State deferred...               91,608      84,284       50,834
Federal investment
 tax credit, net
 of current
 utilization.....              (37,204)    (76,332)       3,002
Total income
 taxes...........           $1,764,927  $1,641,229   $1,258,704


     A reconciliation of the statutory Federal tax provision
(34%) to the total provision follows:

                               1998        1997         1996

Statutory
 Federal tax
 provision.......           $1,666,107 $1,618,839    $1,360,298
Reversal of
 taxes related to
 rate cases......               17,760     29,012       (33,961)
Tax-exempt
 interest........              (39,084)   (39,968)      (53,421)
Effect of
 depreciation
 flowed through..              (44,933)   (32,921)      (54,906)
Effect of cost of
 removal flowed
 through.........              (18,759)   (19,835)      (19,603)
Amortization of
 investment tax
 credit..........              (38,185)   (37,765)      (38,495)
Tank painting
 expenses........                    -    (37,308)            -
State income
 taxes, net of
 Federal benefit.              187,008    167,033       106,828
Debt issuance
 expenses........               10,356          -             -
Other, net.......               24,657     (5,858)       (8,036)
Total income
 taxes...........           $1,764,927 $1,641,229    $1,258,704


   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1998 and 1997 are summarized in the following table:
                                          1998        1997
Deferred tax assets:
 Allowance for doubtful
  accounts                             $   81,836  $   75,017
 Deferred compensation                    648,423     521,228
 Customers' advances
  and contributions                     4,282,918   4,444,641
 Alternative minimum tax
  credit carryforward                   1,153,627   1,007,001
 Other                                     30,462      30,504

 Total gross deferred tax
 assets                                 6,197,266   6,078,391
 Less valuation
 allowance                                      -           -

 Total deferred tax assets              6,197,266   6,078,391

Deferred tax liabilities:
 Accelerated depreciation              15,680,144  14,457,391
 Investment tax credit                    388,821     400,652
 Pension income                         1,013,700     953,119

Total deferred tax
 liabilities                           17,082,665  15,811,162

Net deferred tax
 liability                            $10,885,399 $ 9,732,771

Reflected on balance
 sheets as:
 Current deferred
  tax asset                          $     81,836 $    75,017
 Noncurrent deferred
  tax liability                       (10,967,235) (9,807,788)

 Net deferred tax
  liability                          $(10,885,399)$(9,732,771)

    No valuation allowance is required for deferred tax assets as of December 31, 1998 and 1997. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.
    During 1996, the Company recorded a gain on sale of land of $134,117. Federal and state income taxes relative to the gain amounted to $54,443.

4.  Borrowings

  Long-term debt as of December 31, 1998 and 1997 is summarized in the following table:

                                          1998            1997
10.17% Senior Notes,
  Series A, due 2019..............    $ 6,000,000     $ 6,000,000
9.60% Senior Notes,
  Series B, due 2019..............      5,000,000       5,000,000
10.05% Senior Notes,
  Series C, due 2020..............      6,500,000       6,500,000
8.43% Senior Notes,
  Series D, due 2022..............      7,500,000       7,500,000
4.75% Industrial Development
  Authority Revenue Refunding
  Bonds, Series 1994, due 2009....      2,700,000       2,700,000
5% Industrial Development
  Authority Revenue Refunding
  Bonds, Series 1995, due 2010.....     4,300,000       4,300,000

                                      $32,000,000     $32,000,000

  The Company maintains lines of credit aggregating $20,000,000. Loans granted under these lines as of December 31, 1998 bear interest based on the prime or LIBOR rate plus basis points, as defined. There were no short-term borrowings as of December 31, 1998 and $843,000 of short-term borrowings as of December 31, 1997. The weighted average interest rate on short-term borrowings outstanding as of December 31, 1997 was 7.41%. All of the lines of credit expire within one year, and all are payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.
  The 4.75% Industrial Development Authority Revenue
Refunding Bonds Series 1994 have mandatory tender dates of May 15, 1999 and May 15, 2004. The 5% Industrial Development Authority Revenue Refunding Bonds Series 1995 have mandatory tender dates of June 1, 2000 and June 1, 2005. The Company is required to purchase any unremarketed 1994 and 1995 bonds.
  The terms of the debt agreements limit in some cases the Company's ability to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500,000 plus net income since that date. As of December 31, 1998, none of the earnings retained in the business are restricted under these provisions.

5.  Common Stock and Earnings Per Share

  Earnings per share are based upon the weighted average number of shares outstanding of 2,951,285 in 1998; 2,912,469 in 1997; and 2,627,564 in 1996. The Company does not have dilutive securities.
  During 1997, amendments to the existing Articles of Incorporation were approved. The amendments (i) increased the authorized capital stock of the Company from 1,200,000 shares of common stock, par value $10.00 to 6,500,000 shares (6,000,000 shares of common stock, without par value, and 500,000 shares of Series Preferred Stock, without par value); (ii) eliminated the concept of par value of the capital stock; and (iii) deleted certain provisions relating to dividends on common stock in order to allow for possible future issuance of Series Preferred Stock.
  Also, during 1997, the Board of Directors declared a four-for-one stock split for shareholders of record on June 2, 1997, in conjunction with the increase in authorized shares. The stock was distributed on June 10, 1997. Shareholders of record received three additional shares of common stock for each share owned. The transaction had no effect on total shareholders' equity, but caused a restatement of all per share amounts included in this annual report for periods prior to the split. The Board of Directors also approved an increase in the number of authorized shares for both the Employee Stock Purchase Plan and the Dividend Reinvestment Program by a factor of four to reflect the stock split.
  Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). As of December 31, 1998, 44,156 shares have been issued under the plan. During 1997, the Company's Board of Directors approved an increase in the number of authorized shares of common stock under the plan to 90,000 shares.
  Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). As of December 31, 1998, 382,198 shares of the 480,000 shares authorized have been issued.
  On August 8, 1996, the Company offered to holders of its common stock non-transferable subscription rights to purchase common stock. On September 16, 1996, subscription rights to purchase 319,924 shares (restated to reflect the June 1997 four-for-one stock split) were exercised.

6.  Employee Benefit Plans

  The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service times the sum of $16.50 plus 1 1/2% of final average monthly earnings in excess of $400. The Company's funding policy is to contribute annually the maximum amount permitted by the Employee Retirement Income Security Act of 1974, as amended.
  The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 1998 and 1997. The measurement of assets and obligations of the plans is as of December 31, 1998 and 1997.

                                        1998          1997
Pension benefit obligations
 beginning of year                  $ 8,916,175   $ 7,805,600
Service cost                            319,765       256,840
Interest cost                           627,227       551,189
Increase due to actuarial
 loss                                 1,654,679       633,770
Benefit payments                       (350,851)     (331,224)
Pension benefit obligation
 end of year                        $11,166,995   $ 8,916,175

Fair value of plan assets
 beginning of year                  $12,512,833   $11,163,660
Actual return on plan
 assets                               2,353,265     1,680,397
Benefits paid                          (350,851)     (331,224)
Fair value of plan assets
 end of year                        $14,515,247   $12,512,833

Funded status                       $ 3,348,252   $ 3,596,658
Unrecognized transition
 asset                                 (654,333)     (860,333)
Unrecognized net prior
 service cost                           247,285       274,002
Unrecognized net gain                (1,114,690)   (1,277,933)

Prepaid pension cost as of
 December 31, 1998 and 1997         $ 1,826,514    $1,732,394

Net periodic pension income for 1998, 1997 and 1996 included the following components:

                               1998         1997         1996
Service cost-benefits
 earned during the
 year                        $ 319,765    $ 256,840    $ 247,100
Interest cost on
 projected benefit
 obligation                    627,227      551,189      500,970
Expected return on
 plan assets                  (861,829)    (768,314)    (711,457)
Amortization of
 transition asset             (206,000)    (206,000)    (206,000)
Amortization of
 prior service cost             26,717       26,717       19,339
One-time charge for
 early retirement
 window                              -       87,460            -
Net periodic pension
 income                      $ (94,120)   $ (52,108)    (150,048)

  Included in net periodic pension income for 1997 is a one-time charge for an early retirement incentive of $87,460.
   The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 6.0% in 1998 and 6.5% in 1997. The rate of increase in future compensation levels was 4%. The expected long-term rate of return on assets was 7%.
  The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 50% of the participant's contribution, up to a maximum annual Company contribution of $500 for the union represented employees and $1,000 for the general and administrative employees. Contributions to the plan amounted to $51,446 in 1998, $52,526 in 1997 and $28,210 in 1996.

7.  Notes Receivable

  The Company has entered into agreements with municipalities to extend water service into newly-formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds to the Company in the form of customers' advances for construction. The municipalities are required to charge application fees and water revenue surcharges (fees) to customers connected to the system which are remitted to the Company. The principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes nor expiration date for the advances.
  The Company has recorded interest income of $96,199 in 1998, $98,382 in 1997 and $152,979 in 1996 on these notes.
  Included in the accompanying balance sheets at December 31, 1998 and 1997 were the following amounts related to these projects.
                                        1998          1997
Notes receivable, including
 interest                            $  618,528     $ 714,025
Customers' advances for
 construction                         2,419,446     2,433,568

  The Company has other notes receivable totaling $194,547 and $199,909 in 1998 and 1997, respectively.
  The Company has other customers' advances for construction totaling $14,269,604 and $13,786,070 in 1998 and 1997, respectively.

8.  Capital Commitments

   The estimated funds needed for the Company's construction program for 1999 are $4,974,000. The Company plans to finance such expenditures with internally generated funds, customers' advances, short-term borrowings and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.

9.  Commitments and Contingent Liabilities

   The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning rates and other matters. The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position or results of operations.

10. Fair Value of Financial Instruments

   The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.
   The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $32,000,000 at December 31, 1998 and 1997, had an estimated fair value of approximately $41,000,000 in 1998 and $37,800,000 in 1997. The weighted average rates used to calculate the carrying value were based on the 30-year Treasury Bond yield. The 1998 and 1997 rates were 6.21% and 7.01%, respectively.
   The Company's customers' advances for construction and notes receivable have carrying values at December 31, 1998 of $16,689,050 and $813,075, respectively. The carrying values at December 31, 1997 were $16,219,638 for customers' advances for construction and $913,934 for notes receivable. The relative fair values of these amounts cannot be accurately estimated since future payment streams are dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

11.  Subsequent Events - Shareholder Rights Plan

   On January 25, 1999, the Company's Board of Directors approved a Shareholder Rights Plan designed to protect the Company's shareholders in the event of an unsolicited, unfair offer to acquire the Company. Each outstanding common share is entitled to one Right which is evidenced by the common share certificate. In the event any person acquires 15% or more of the outstanding common shares or commences a tender or exchange offer which, if consummated, would result in a person owning 15% or more of the outstanding common shares, the Rights will begin to trade independently from the common shares, and would entitle the holder to purchase a number of common shares having approximately twice the value of the exercise price of the Rights. If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, the Rights will entitle the holder to acquire a number of shares of the acquiring company having approximately twice the value of the exercise price of the Rights. The Rights are redeemable by the Company at a redemption price of $0.01 per Right at any time before the Rights become exercisable. The Rights will expire on January 24, 2009, unless previously redeemed.

Independent Auditors' Report

To the Shareholders and Board of Directors of The York Water
Company:
  We have audited the accompanying balance sheets of The York Water Company as of December 31, 1998 and 1997, and the related statements of income, shareholders' investment, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                KPMG LLP
Harrisburg, PA
February 12, 1999