Form 10-K, Exhibit 13
period 1999-12-31
YORK WATER CO
filed 2000-03-28
CIK 108985

The York Water Company
Highlights of Our 184th Year

Summary of Operations
For the Year                                1999         1998         1997         1996         1995

  Water operating revenue               $17,511,251  $17,137,029  $16,996,706  $15,721,462  $15,449,296
    Operating expenses                   10,255,553    9,721,428    9,678,694    9,223,227    9,119,832
    Operating income                      7,255,698    7,415,601    7,318,012    6,498,235    6,329,464
    Interest expense                      2,643,579    2,673,614    2,707,310    2,893,123    2,738,846
    Gain on sale of land                          -            -            -      134,117            -
    Other income, net                       252,058      158,329      150,588      279,231      141,536
    Income taxes                          1,710,104    1,764,927    1,641,229    1,258,704    1,419,907
    Net income                          $ 3,154,073    3,135,389    3,120,061    2,759,756    2,312,247

  Per Share of Common Stock
    Book value                               $10.31       $10.20        $9.93        $9.65        $8.54
    Net income                                 1.05         1.06         1.07         1.05          .92
    Dividends*                                 .945          .93          .91          .90          .90
    Number of shares outstanding
      at year-end                         2,989,091    2,979,722    2,934,782    2,900,524    2,549,496

  Utility Plant
    Original cost                      $108,804,699 $102,088,220  $97,487,926  $93,492,775  $88,710,279
    Construction expenditures             7,050,376    4,989,967    4,500,517    4,936,816    5,256,959

  Other
    Total assets                        $108,600,110 $102,479,091 $98,854,074 $96,736,434  $90,459,706
    Long-term debt                        32,765,943   32,000,000  32,000,000  32,000,000   32,000,000

  *Cash dividends per share reflect dividends declared on shares outstanding at each dividend date.
   All per share data has been restated to reflect the June 1997 four-for-one stock split.
   For Management's Discussion and Analysis of Financial Condition and
   Results of Operations,  Please Refer to Page 3.

The York Water Company

Description of Business

   The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission (PPUC). Water service is supplied through the Company's own distribution system to the City of York, the Boroughs of North York, West York, Manchester, Mount Wolf, New Salem, Hallam, Jacobus, Loganville, Yorkana, Seven Valleys, East Prospect, Jefferson, Glen Rock, New Freedom, Railroad, and portions of the Townships of Manchester, East Manchester, West Manchester, North Codorus, Shrewsbury, North Hopewell, Hopewell, Springettsbury, Spring Garden, Conewago, Springfield, York, Hellam, Windsor, Lower Windsor, Dover and Jackson. The Company's service territory has an estimated population of 144,000. Industry of the area served is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance, textile products, air conditioning, barbells, etc. The Company's present average daily consumption is 20,928,000 gallons, and its present safe daily yield is 29,900,000 gallons.
     In the area served by the Company, under the regulation of the PPUC, there are no competitors. During the five years ended in 1999, the Company has maintained an increasing growth in number of customers and distribution facilities as shown by the following chart:

              1999       1998       1997       1996       1995
Average
 daily
 consumption
(gallons per
 day)      20,928,000 19,488,000 19,405,000 18,593,000 19,657,000
Miles of
 mains at
 year-end         696        671        655        641        622
Additional
 distribution
 mains installed
 (ft.)        130,262     85,431     77,274     78,619     84,515
Number of
 customers     48,144     47,173     46,458     45,800     44,879
Population
 served       144,000    142,000    140,700    143,000    140,000

Operating revenue in 1999 is derived from the following sources and in the following percentages:
Residential 58%; Commercial and Industrial, 31%; Other, 11%.

Market for Common Stock and Dividends
The common stock of The York Water Company is traded over-the-counter. Over-the-counter quotations reflect inter-dealer prices without retail mark-ups, markdown or commissions and may not necessarily represent actual transactions.
Quarterly price ranges and cash dividends per share for the last two years follow:

                      1999                             1998

             HIGH   LOW   DIVIDEND*      HIGH   LOW   DIVIDEND*


1st Quarter $19.50 $17.75   $.235       $22.60 $18.50   $.230
2nd Quarter  17.75  16.00    .235        21.75  19.13    .230
3rd Quarter  18.75  16.75    .235        19.00  17.37    .235
4th Quarter  18.75  16.50    .240        20.00  18.37    .235

* Cash dividends per share reflect dividends declared on shares actually outstanding at each dividend date.

 (Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)

Prices are bid prices quoted from local newspapers.
Shareholders of record as of December 31, 1999 were 1,364.

THE COMPANY WILL PROVIDE TO SHAREHOLDERS OF RECORD, AND/OR
BENEFICIAL OWNERS, UPON WRITTEN REQUEST, WITHOUT CHARGE, A COPY
OF FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR 1999.

Requests Should Be Made To:
 JEFFREY S. OSMAN - VICE PRESIDENT-FINANCE
 THE YORK WATER COMPANY         or         visit our web page at:
 Box 15089, YORK, PA 17405                 www.yorkwater.com

The York Water Company

Management's Discussion and Analysis of Financial Condition and
Results of Operations

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements made with respect to the results of operations and businesses of the Company. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include certain information relating to the Company's business strategy, including the markets in which it operates, the services it provides, its plans for construction, its expansion of its service territories, water usage by its customers and its plans to invest in new technologies. These forward-looking statements are based upon management's current plans, expectations, estimates and assumptions and are subject to a number of risks and uncertainties that could significantly affect current plans, anticipated actions and the Company's financial condition and results of operations. Factors that may cause actual results to differ materially from those discussed in such forward-looking statements include, among others, the following possibilities: (i) weather conditions, particularly the amount of rainfall; (ii) the level of commercial and industrial business activity within the Company's service territory; (iii) construction of new housing within the Company's service territory; (iv) governmental regulation affecting the Company's rates and service obligations; and (v) general economic and business conditions which are less favorable than expected. The Company does not intend to update these cautionary statements.

Results of Operations

1999 Compared with 1998
   Water operating revenues for 1999 increased $374,222 or 2.2% over 1998. The increase resulted primarily from an increase in rates of 5.3% approved by the PPUC effective October 1, 1999. Consumption for 1999 decreased .6% for residential customers and
 .3% for commercial and industrial customers due in large part to a significant drought which caused restrictions to be placed on water use in the service area.
   Operating expenses for 1999 increased $534,125 or 5.5% compared to 1998. Increased realty taxes, deferred compensation accruals, chemical expenses related to a new chlorination system, main, pump and meter maintenance, year 2000 system costs, workers compensation and health insurance were the primary reasons for the increase. Lower electric costs due to the electric choice program, reduced filter plant, hydrant, and service line maintenance, lower bad debts, rate case amortization, capital stock tax, and pension expenses partially offset the increase.
In addition, the Company began to amortize acquisition adjustments in 1999, thereby reducing net expenses.
   Allowance for funds used during construction for 1999 increased $21,011 or 25.6% when compared to 1998. The increase was due to interest capitalized on several large main extensions including Railroad, Windsor and Conewago Township. The Company's average plant investment under construction rose from $2,400,000 in 1998 to $2,500,000 in 1999.

1998 Compared with 1997
   Water operating revenues for 1998 increased $140,323 or .8% over 1997. Residential consumption increased .7%, and commercial and industrial consumption increased .2% when compared to 1997.
   Operating expenses for 1998 increased $42,734 or .4%. Increased depreciation expense, pension expense, deferred compensation costs, and year 2000 system maintenance costs caused the increase. The increase was partially offset by lower workers' compensation premiums, lower maintenance costs associated with structures and mains, reduced health insurance costs to the Company, and lower meter reading costs.
   Allowance for funds used during construction for 1998 increased $34,712 or 73.5% when compared to 1997. The increase was due to an increase in the Company's plant investment under construction from an average of $1,900,000 in 1997 to $2,400,000 in 1998. The Southern York County main project was the primary reason for the increased plant investment.
   Federal and state income taxes for 1998 increased $123,698 or 7.5% when compared to 1997 principally as a result of an increase in taxable income.

Rate Developments
   Within the last several years the Company has filed written applications for rate increases with the PPUC and has been granted rate relief as a result of such requests. The most recent formal rate request was filed by the Company on April 22, 1999, seeking a 10.3% increase in rates. Effective October 1, 1999, the PPUC authorized an increase in rates designed to produce approximately $651,000 in additional annual operating revenues, an increase of 5.3%.

Liquidity and Capital Resources
   During 1999, the per capita volume of water sold did not significantly change compared to 1998. The Company does not anticipate any change in the level of water usage which would have a material impact on future results of operations.
   During 1999, the Company had $7,050,376 of construction expenditures. The Company financed such expenditures through internally generated funds, customers' advances, short-term borrowings, a Pennvest loan and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.
   The Company anticipates construction expenditures for 2000 and 2001 of approximately $5,232,000 and $5,570,000, respectively. The Company plans to finance such expenditures with internally generated funds, customers' advances, short-term borrowings, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.
   The Company anticipates that it will submit an application in the future with the PPUC proposing increases in rates to provide a fair rate of return on the capital expenditures associated with its 2000 and 2001 construction projects.
   During 1999, net cash used in investing and financing activities exceeded net cash provided by operating activities. The Company anticipates that during 2000 net cash used in investing and financing activities will again exceed net cash provided by operating activities. Borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan, and customers' advances will be used to satisfy the need for additional cash.
   As of December 31, 1999, current liabilities exceeded current assets by $470,102. As of December 31, 1998, current assets exceeded current liabilities by $983,121. Short-term borrowings from lines of credit as of December 31, 1999 and 1998 were $1,431,118 and $0, respectively. The Company maintains lines of credit aggregating $16,000,000. Loans granted under these lines of credit bear interest based on the prime or LIBOR rates plus basis points, as defined. The Company is not required to maintain compensating balances on its lines of credit.
     During 1999, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 89.5% and 51.4%, respectively. The Company believes that these payout ratios are appropriate.
   Shareholders' investment as a percent of total capitalization was 48.5% as of December 31, 1999 compared with 48.7% as of December 31, 1998.
   The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future revenue increases, which are subject to approval by the PPUC.

Year 2000
   This statement constitutes a year 2000 readiness disclosure by The York Water Company, under the Year 2000 Information and Disclosure Act.
   The "year 2000" issue has had no impact on the Company's operations. The Company incurred costs of year 2000 remediation of approximately $135,600. The Company will continue to monitor this issue but does not expect it to have a significant impact on the Company's operations.

The York Water Company
Balance Sheets

                                               December 31
Assets                                     1999           1998
UTILITY PLANT, at original cost. . .  $108,804,699   $102,088,220
Less-Reserve for depreciation. . . .    17,079,631     15,687,003
                                        91,725,068     86,401,217
OTHER PHYSICAL PROPERTY:
Less-Reserve for depreciation of
 $75,721 in 1999 and $70,457 in
 1998 . . . . .                            515,813        495,267

CURRENT ASSETS:
Cash and cash equivalents  . . . . . . .         -        257,706
Receivables, less reserves of
 $120,000 in 1999 and 1998 . . . . . . . 2,753,260      2,481,799
Recoverable income taxes . . . . . . . .     5,702              -
Materials and supplies, at cost  . . . .   390,440        361,400
Prepaid expenses . . . . . . . . . . . .   225,106        174,888
Deferred income taxes (Note 3) . . . . .    81,836         81,836
                                         3,456,344      3,357,629
OTHER LONG-TERM ASSETS:
Prepaid pension cost (Note 6). . . . . . 1,977,883      1,826,514
Deferred debt expense  . . . . . . . . .   396,190        406,277
Deferred rate case expense . . . . . . .   105,688          4,820
Notes receivable (Note 7). . . . . . . .   783,794        813,075
Deferred regulatory assets (Note 1). . . 8,296,669      7,959,948
Other. . . . . . . . . . . . . . . . . . 1,342,661      1,214,344
                                        12,902,885     12,224,978
                                      $108,600,110   $102,479,091



Capitalization and Liabilities
CAPITALIZATION:
Common stock, no par value, authorized
 6,000,000 shares, outstanding
 2,989,091 shares in 1999 and
 2,979,722 shares in 1998  (Note 5).  $ 28,099,197   $ 27,292,726
Earnings retained in the business. . 3,418,257 3,087,710 Treasury stock, 38,000 and 0 shares
 in 1999 and 1998 . . . .                 (687,800)             -
                                        30,829,654     30,380,436

Long-term debt (Note 4). . . . . . .    32,765,943     32,000,000
                                        63,595,597     62,380,436
CURRENT LIABILITIES:
Short-term borrowings (Note 4) . . .     1,431,118              -
Current portion of long-term debt. . . .    34,057              -
Accounts payable.. . . . . . . . . . . .   600,993        290,179
Dividends payable. . . . . . . . . . . .   534,889        506,415
Accrued taxes. . . . . . . . . . . . . .    31,458        347,244
Advance water revenues . . . . . . . . .   220,473        216,478
Accrued interest . . . . . . . . . . . .   676,687        675,761
Other accrued expenses . . . . . . . . .   396,771        338,431
                                         3,926,446      2,374,508
DEFERRED CREDITS:
Customers' advances for construction
 (Note 7). . . . . . . .                16,852,197     16,689,050
Contributions in aid of construction . . 8,658,845      7,080,610
Deferred income taxes (Note 3) . . . . .12,109,748     10,967,235
Deferred regulatory liabilities (Note 1) 1,823,447      1,681,584
Deferred employee benefits . . . . . . . 1,633,830      1,305,668
                                        41,078,067     37,724,147
                                      $108,600,110   $102,479,091

The accompanying notes are an integral part of these statements.

The York Water Company
Statements of Income

                                      Year Ended December 31
                                   1999        1998       1997
WATER OPERATING REVENUES:
Residential. . . . . . . . . .$10,198,707 $10,015,871 $9,975,226
Commercial and industrial. . .  5,368,833   5,303,237  5,293,730
Other. . . . . . . . . . . . .  1,943,711   1,817,921  1,727,750
                               17,511,251  17,137,029 16,996,706
OPERATING EXPENSES:
Operation and maintenance. . .  4,130,342   3,930,387  3,826,546
Administrative and general . .  3,283,359   3,115,287  3,244,384
Depreciation and amortization.  1,618,357   1,636,578  1,552,338
Taxes other than income taxes.  1,223,495   1,039,176  1,055,426
                               10,255,553   9,721,428  9,678,694
    Operating income. . . .     7,255,698   7,415,601  7,318,012

INTEREST EXPENSE AND OTHER INCOME:
Interest on long-term debt
 (Note 4). . . . . . . . .      2,715,505   2,718,950  2,718,950
Interest on short-term debt
 (Note 4) . . . . . . . .          31,026      36,605     35,589
Allowance for funds used
 during construction . . . .     (102,952)    (81,941)   (47,229)
Other income, net. . . . . . .   (252,058)   (158,329)  (150,588)
                                2,391,521   2,515,285  2,556,722
    Income before income taxes. 4,864,177   4,900,316  4,761,290

Federal and state income taxes
 (Note 3). . . . . . .          1,710,104   1,764,927  1,641,229

       Net income. . . . . . . $3,154,073  $3,135,389 $3,120,061

BASIC EARNINGS PER SHARE
 (Note 5). . . . . . . . . .        $1.05       $1.06      $1.07

Statements of Shareholders' Investment

                                            Earnings
                                            Retained
                                 Common      In The    Treasury
                                 Stock      Business    Stock

Balance, January 1, 1997 . . .$25,775,639  $2,227,118          -
  Net income . . . . . . . . .          -   3,120,061          -
  Cash dividends ($.91 per
   share). . . . . . . . . . .          -  (2,650,266)         -
  Issuance of common stock
   under dividend reinvestment
   plan. . . . . .                596,552           -          -
  Issuance of common stock
   under employee stock
   purchase plan. . . . .          81,682           -          -
Balance, December 31, 1997 . . 26,453,873   2,696,913          -
  Net income . . . . . . . . .          -   3,135,389          -
  Cash dividends ($.93 per
   share). . . . . . . . . .            -  (2,744,592)         -
  Issuance of common stock
   under dividend reinvestment
   plan. . . . . .                759,823           -          -
  Issuance of common stock
   under employee stock
   purchase plan. . . . .          79,030           -          -
Balance, December 31, 1998 . . 27,292,726   3,087,710          -
  Net income . . . . . . . . .          -   3,154,073          -
  Cash dividends ($.945 per
   share). . . . . . . . . . .          -  (2,823,526)         -
  Issuance of common stock
   under dividend reinvestment
   plan. . . . . .                728,166           -          -
  Issuance of common stock
   under employee stock
   purchase plan. . . . .          78,305           -          -
  Repurchase of 38,000 shares
   of common stock. . . .               -           -   (687,800)
Balance, December 31, 1999 . .$28,099,197  $3,418,257  $(687,800)

The accompanying notes are an integral part of these statements.

The York Water Company
Statements of Cash Flows
                                      Year Ended December 31
                                  1999        1998        1997
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income . . . . . . . . . .$3,154,073  $3,135,389  $3,120,061
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
Depreciation and amortization. 1,618,357   1,636,578   1,552,338
Provision for losses on
 accounts receivable. . . . .     87,795     103,957      97,923
Increase in deferred income
 taxes (including regulatory
 assets and liabilities) . . . . 947,655     589,078     634,065
Changes in assets and
 liabilities:
  Increase in accounts
   receivable. . . . . . . . . .(359,256)    (45,681)   (114,488)
  (Increase) decrease in
   recoverable income taxes  . .  (5,702)    547,182    (387,979)
  Increase in materials and
   supplies . . . . . . . .      (29,040)    (23,563)    (35,016)
  Increase in prepaid expenses
   and prepaid pension costs . .(201,587)    (78,694)    (21,020)
  Increase in accounts payable,
   accrued expenses, other
   liabilities and deferred
   employee benefits   . . . . . 729,785      49,615     255,168
  (Decrease) increase in accrued
   interest and taxes. . . . .  (314,860)    232,171      (2,595)
  (Increase) decrease in other
   assets. . . . . . . .        (131,476)     60,986      (6,435)

    Net Cash Provided by
     Operating Activities  . . 5,495,744   6,207,018   5,092,022

CASH FLOWS FROM INVESTING
 ACTIVITIES:
Acquisitions of temporary
 investments . . . . . . . . .(3,281,000)(12,555,000) (5,878,000)
Maturities of temporary
 investments . . . . . . . . . 3,281,000  12,555,000   5,878,000
Construction expenditures  . .(7,050,376) (4,989,967) (4,500,517)
Customers' advances for
 construction and
 contributions in aid of
 construction  . . . . . . . . 1,741,382   1,688,535   1,003,522

    Net Cash Used in Investing
     Activities . . . .       (5,308,994) (3,301,432) (3,496,995)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
Proceeds from long-term debt .   800,000           -           -
Net borrowings (repayments)
 under line-of-credit
 agreements. . . . .           1,431,118    (843,000)   (394,000)
Repurchase of 38,000 shares of
 common stock. . . . .          (687,800)          -           -
Issuance of common stock under
 dividend reinvestment plan. .   728,166     759,823     596,552
Issuance of common stock under
 employee stock purchase plan.    78,305      79,030      81,682
Dividends paid . . . . . . . .(2,823,526) (2,744,592) (2,650,266)
Decrease in notes receivable .    29,281     100,859      76,514


    Net Cash Used in Financing
     Activities . . . .         (444,456) (2,647,880) (2,289,518)

Net (decrease) increase in cash
 and cash equivalents . . . .   (257,706)    257,706    (694,491)
Cash and cash equivalents at
 beginning of year               257,706           -     694,491

Cash and cash equivalents at
 end of year . . . . . .       $       -  $  257,706  $        -

Supplemental disclosures of
 cash flow information:
Cash paid during the year for:
  Interest, net of amounts
 capitalized . . . . . . . .  $2,636,394  $2,668,298  $2,712,436
  Income taxes . . . . . . . . . 940,540     935,689   1,492,592

The accompanying notes are an integral part of these statements.

The York Water Company
Notes to Financial Statements

l.  Accounting Policies
    The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the PPUC.
    The Company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, and, therefore, certain of the accounting principles followed may differ from enterprises in general to reflect the economic effect of rate actions of regulators.
    The following summarizes the significant accounting policies employed by The York Water Company.

Property, Plant and Equipment and Depreciation
    Property, plant and equipment consists of utility plant. The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overheads and, for certain utility plant, allowance for funds used during construction. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 1999 and 1998, utility plant includes a credit acquisition adjustment of $1,515,139 and $1,633,643, respectively, which beginning in 1999, is being amortized over the remaining life of the respective assets. Amortization amounted to $34,788 in 1999.
    Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage value, is charged to the reserve for depreciation. Gains or losses from abnormal retirements are reflected in income currently.
    The Company charges to maintenance expense the cost of repairs and replacements and renewals of minor items of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.
    The straight-line remaining life method is used to compute depreciation on utility plant cost, exclusive of land and land rights. The effective rate of depreciation was 2.02% in 1999, 2.10% in 1998 and 2.09% in 1997 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.
    Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC.

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

Notes Receivable-
    Notes receivable are recorded at cost, less the related allowance for impaired notes receivable. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement or in rates. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate.

Pension Plans-
    The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's compensation before retirement.

Allowance for Funds Used During Construction-
    Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The AFUDC rate was 10.04% for 1999, 1998, and 1997.

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

2.  Rate Increases

    The Company has increased rates as approved by the PPUC in September 1999 (5.3%). The new rates became effective October 1,
1999 and are designed to produce approximately $651,000 in additional annual operating revenues.

3.  Income Taxes
     The provisions for income taxes consist of:

                          1999            1998            1997
Federal current..     $  674,116      $  790,645      $  838,367
State current....        215,860         191,738         168,797
Federal deferred.        805,778         728,140         626,113
State deferred...         51,373          91,608          84,284
Federal investment
 tax credit, net
 of current
 utilization...          (37,023)        (37,204)        (76,332)
Total income
 taxes.........       $1,710,104      $1,764,927      $1,641,229

    A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

                          1999            1998            1997
Statutory
 Federal tax
 provision.....       $1,653,820      $1,666,107      $1,618,839
Tax-exempt
 interest......          (73,715)        (39,084)        (39,968)
Effect of
 depreciation
 flowed through..        (46,021)        (44,933)        (32,921)
Effect of cost of
 removal flowed
 through.........        (23,163)        (18,759)        (19,835)
Amortization of
 investment tax
 credit..........        (38,325)        (38,185)        (37,765)
Tank painting
 expenses........              -               -         (37,308)
State income
 taxes, net of
 Federal benefit.        176,374         187,008         167,033
Debt issuance
 expenses........         10,356          10,356               -
Other, net.......         50,778          42,417          23,154
Total income
 taxes...........     $1,710,104      $1,764,927      $1,641,229

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1999 and 1998 are summarized in the following table:

                                         1999             1998
Deferred tax assets:
 Allowance for doubtful accounts     $   81,836       $   81,836
 Deferred compensation                  812,984          648,423
 Customers' advances and
  contributions                       4,191,539        4,282,918
 Alternative minimum tax credit
  carryforward                        1,149,394        1,153,627
 Other                                   33,012           30,462

 Total gross deferred tax assets      6,268,765        6,197,266
 Less valuation allowance                     -                -

 Total deferred tax assets            6,268,765        6,197,266

Deferred tax liabilities:
 Accelerated depreciation            16,619,999       15,472,932
 Investment tax credit                  377,046          388,821
 Pension income                       1,074,904        1,013,700
 Other, net                             224,728          207,212
 Total deferred tax liabilities      18,296,677       17,082,665
 Net deferred tax liability         $12,027,912      $10,885,399

Reflected on balance sheets as:
 Current deferred tax asset        $     81,836     $     81,836
 Noncurrent deferred tax
  liability                         (12,109,748)     (10,967,235)
 Net deferred tax liability        $(12,027,912)    $(10,885,399

    No valuation allowance is required for deferred tax assets as of December 31, 1999 and 1998. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

4.  Borrowings

    Long-term debt as of December 31, 1999 and 1998 is summarized in the following table:

                                       1999             1998
10.17% Senior Notes,
  Series A, due 2019..             $ 6,000,000      $ 6,000,000
9.60% Senior Notes,
  Series B, due 2019..               5,000,000        5,000,000
10.05% Senior Notes,
  Series C, due 2020..               6,500,000        6,500,000
8.43% Senior Notes,
  Series D, due 2022..               7,500,000        7,500,000
4.40% Industrial Development
  Authority Revenue Refunding
  Bonds, Series 1994, due 2009       2,700,000        2,700,000
5% Industrial Development
  Authority Revenue Refunding
  Bonds, Series 1995, due 2010       4,300,000        4,300,000
1% Pennvest Note, due 2019             765,943                -
                                   $32,765,943      $32,000,000

    During 1999, the Company borrowed $800,000 under a 1% Pennvest note. Proceeds of this loan were used to fund certain capital projects. Principal payments on this loan will be $34,057 in 2000, $37,406 in 2001, $37,787 in 2002, $38,172 in
2003, and $38,543 in 2004. The 4.4% Industrial Development Authority Revenue Refunding Bonds Series 1994 has a mandatory tender date of May 15, 2004. The 5% Industrial Development Authority Revenue Refunding Bonds Series 1995 have mandatory tender dates of June 1, 2000 and June 1, 2005. The Company is required to purchase any unremarketed 1994 and 1995 bonds.
    The terms of the debt agreements limit in some cases the Company's ability to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500,000 plus net income since that date. As of December 31, 1999, none of the earnings retained in the business are restricted under these provisions.
    The Company maintains lines of credit aggregating $16,000,000. Loans granted under these lines as of December 31, 1999 bear interest based on the prime or LIBOR rate plus basis points, as defined. There were $1,431,118 of short-term borrowings as of December 31, 1999 and none as of December 31, 1998. The weighted average interest rate on short-term borrowings outstanding as of December 31, 1999 was 7.25%. All of the lines of credit are payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.

5.  Common Stock and Earnings Per Share

    Earnings per share are based upon the weighted average number of shares outstanding of 2,990,267 in 1999; 2,951,285 in 1998;
and 2,912,469 in 1997. The Company does not have dilutive securities.
    During 1997, amendments to the existing Articles of Incorporation were approved. The amendments (i) increased the authorized capital stock of the Company from 1,200,000 shares of common stock, par value $10.00 to 6,500,000 shares (6,000,000 shares of common stock, without par value, and 500,000 shares of preferred stock, without par value); (ii) eliminated the concept of par value of the capital stock; and (iii) deleted certain provisions relating to dividends on common stock in order to allow for possible future issuance of preferred stock.
    Also, during 1997, the Board of Directors declared a four-for-one stock split for shareholders of record on June 2, 1997, in conjunction with the increase in authorized shares. The stock was distributed on June 10, 1997. Shareholders of record received three additional shares of common stock for each share owned. The transaction had no effect on total shareholders' equity. The Board of Directors also approved an increase in the number of authorized shares for both the Employee Stock Purchase Plan and the Dividend Reinvestment Program by a factor of four to reflect the stock split.
    Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). As of December 31, 1999, 48,775 shares have been issued under the plan. During 1997, the Company's Board of Directors approved an increase in the number of authorized shares of common stock under the plan to 90,000 shares.
    Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). As of December 31, 1999, 424,949 shares of the 480,000 shares authorized have been issued.
    On October 22, 1999, the Company purchased 38,000 shares of its common stock in a private transaction. The Company plans to use the 38,000 common shares to provide additional shares for distribution to shareholders through the Company's optional dividend reinvestment plan.

6.  Employee Benefit Plans

    The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service times the sum of $17.50 plus 1 1/2% of final average monthly earnings in excess of $400. The Company's funding policy is to contribute annually the maximum amount permitted by the Employee Retirement Income Security Act of 1974, as amended.
    The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 1999 and 1998. The measurement of assets and obligations of the plans is as of December 31, 1999 and 1998.

                               1999                     1998
Pension benefit
 obligations
 beginning of year         $11,166,995              $ 8,916,175
Service cost                   369,469                  319,765
Interest cost                  659,340                  627,227
Increase due to
 actuarial (gain) loss        (911,524)               1,654,679
Benefit payments              (380,769)                (350,851)
Pension benefit
 obligation end of year    $10,903,511              $11,166,995

Fair value of plan
 assets beginning of
 year                      $14,515,247              $12,512,833
Actual return on plan
 assets                      1,352,775                2,353,265
Benefits paid                 (380,769)                (350,851)
Fair value of plan
 assets end of year        $15,487,253              $14,515,247

Funded status              $ 4,583,742              $ 3,348,252
Unrecognized
 transition asset             (448,333)                (654,333)
Unrecognized net
 prior service cost            220,568                  247,285
Unrecognized net gain       (2,378,094)              (1,114,690)

Prepaid pension cost
 as of December 31,
 1999 and 1998             $ 1,977,883              $ 1,826,514

Net periodic pension income for 1999, 1998 and 1997 included the following components:

                          1999           1998           1997
Service cost-benefits
 earned during the
 year                  $  369,469      $ 319,765      $ 256,840
Interest cost on
 projected benefit
 obligation               659,340        627,227        551,189
Expected return
 on plan assets        (1,000,896)      (861,829)      (768,314)
Amortization of
 transition asset        (206,000)      (206,000)      (206,000)
Amortization of
 prior service cost        26,717         26,717         26,717
Early retirement
 incentive                      -              -         87,460
Net periodic
 pension income         $(151,370)      $(94,120)     $ (52,108)

    Included in net periodic pension income for 1997 is a one-time charge for an early retirement incentive of $87,460.
    The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0% in 1999, 6.0% in 1998 and 6.5% in 1997. The rate of increase in future compensation levels was 5%. The expected long-term rate of return on assets was 7%.



The York Water Company
Notes to Financial Statements

    The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 50% of the participant's contribution, up to a maximum annual Company contribution of $500 for the union represented employees and $1,000 for the general and administrative employees. Contributions to the plan amounted to $51,519 in 1999, $51,446 in 1998 and $52,526 in 1997.

7.   Notes Receivable and Customers' Advances for Construction

     The Company has entered into agreements with municipalities to extend water service into newly-formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds to the Company in the form of customers' advances for construction. The municipalities are required by enacted ordinance to charge application fees and water revenue surcharges (fees) to customers connected to the system which are remitted to the Company. The principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes nor expiration date for the advances.
     The Company has recorded interest income of $198,590 in 1999, $96,199 in 1998 and $98,382 in 1997 on these notes.
     Included in the accompanying balance sheets at December 31, 1999 and 1998 were the following amounts related to these projects.

                              1999           1998
Notes receivable,
 including interest        $  595,143     $  618,528
Customers' advances
 for construction           2,398,504      2,419,446

     The Company has other notes receivable totaling $188,652 and $194,547 at December 31, 1999 and 1998, respectively.
     The Company has other customers' advances for construction totaling $14,453,693 and $14,269,604 at December 31, 1999 and
1998, respectively.

8.  Capital Commitments

     The Company plans to finance ongoing capital expenditures with internally generated funds, customers' advances, short-term borrowings and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.

9.   Commitments and Contingent Liabilities

     The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning rates and other matters. The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position, results of operations and cash flows.

10.  Fair Value of Financial Instruments

     The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.
     The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $32,765,943 at December 31, 1999 and $32,000,000 at December 31, 1998, had an estimated fair value of approximately $35,000,000 in 1999 and $41,000,000 in 1998. The
weighted average rates used to calculate the carrying value were based on the 30-year Treasury Bond yield. The 1999 and 1998 rates were 7.78% and 6.21%, respectively.
     The Company's customers' advances for construction and notes receivable have carrying values at December 31, 1999 of $16,852,197 and $783,794, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

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

Independent Auditors' Report

To the Shareholders and Board of Directors of The York Water
Company:

    We have audited the accompanying balance sheets of The York Water Company as of December 31, 1999 and 1998, and the related statements of income, shareholders' investment, and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                                    KPMG LLP

Baltimore, Maryland
February 25, 2000

Directors, Officers and Key Employees

Irvin S. Naylor*
Chairman of the Board
Vice Chairman of Board
Cor-Box, Incorporated

William T. Morris, P.E.*
President and Chief Executive  Officer
The York Water Company

Horace Keesey III *
Vice Chairman of the  Board
Consultant

Transfer Agent and Registrar
American Stock Transfer & Trust Company
40 Wall Street
New York, NY  10005
(212) 936-5100
www.amstock.com

George Hay Kain, III
Attorney at Law

Frank Motter*
President
Motter Printing Press  Co.

Chloe R. Eichelberger
President/Chief Executive Officer
Chloe Eichelberger Textiles, Inc.

Paul W. Ware*
Chairman-Retired
Penn Fuel Gas, Inc.

John L. Finlayson**
Vice President-Finance and Administration
Susquehanna Pfaltzgraff Co.

Michael W. Gang**
Partner
Morgan, Lewis & Bockius LLP

Directors Emeriti
Robert E. Skold
Josephine S. Appell

 *Members of the Executive Committee
**Alternate Members of the Executive Committee

Staff
William T. Morris, P.E.
President and Chief Executive Officer

Jeffrey S. Osman
Vice President-Finance
Secretary-Treasurer

Duane R. Close
Vice President-Operations

Jeffrey R. Hines, P.E.
Vice President-Engineering

Bruce C. McIntosh
Vice President-Human Resources