Form 10-K, Exhibit 13
period 2000-12-31
YORK WATER CO
filed 2001-03-30
CIK 108985

The York Water Company
Highlights of Our 185th Year

Summary of Operations For the Year
                           2000         1999       1998         1997         1996
  Water operating revenue$18,481,163  $17,511,251$17,137,029  $16,996,706  $15,721,462
  Operating expenses      10,008,624   10,255,553  9,721,428    9,678,694    9,223,227
  Operating income         8,472,539    7,255,698  7,415,601    7,318,012    6,498,235
  Interest expense         2,797,705    2,643,579  2,673,614    2,707,310    2,893,123
  Gain on sale of land             -            -          -            -      134,117
  Other income, net          166,003      252,058    158,329      150,588      279,231
  Income taxes             2,083,050    1,710,104  1,764,927    1,641,229    1,258,704
  Net income             $ 3,757,787  $ 3,154,073 $3,135,389   $3,120,061   $2,759,756

Per Share of Common Stock
  Book value                  $10.66       $10.31     $10.20        $9.93        $9.65
  Net income                    1.25         1.05       1.06         1.07         1.05
  Dividends<F1>                  .98         .945        .93          .91          .90
  Number of shares outstanding
    at year-end            3,042,733    2,989,091  2,979,722    2,934,782    2,900,524

Utility Plant
  Original cost         $114,748,545 $108,804,699$102,088,220 $97,487,926  $93,492,775
  Construction expenditures6,413,721    7,050,376  4,989,967    4,500,517    4,936,816

Other
  Total assets          $116,386,607 $108,600,110$102,479,091 $98,854,074  $96,736,434
  Long-term debt          32,728,220   32,765,943  32,000,000  32,000,000   32,000,000

<F1>Cash dividends per share reflect dividends declared on shares outstanding at each dividend date.

   All per share data has been restated to reflect the June 1997 four-for-one stock split.
   For Management's Discussion and Analysis of Financial
Condition and Results of Operations,  Please Refer to Page 3.

The York Water Company

Description of Business

   The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission (PPUC). Water service is supplied through the Company's own distribution system to the City of York, the Boroughs of North York, West York, Manchester, Mount Wolf, New Salem, Hallam, Jacobus, Loganville, Yorkana, Seven Valleys, East Prospect, Jefferson, Glen Rock, New Freedom, Railroad, and portions of the Townships of Manchester, East Manchester, West Manchester, North Codorus, Shrewsbury, North Hopewell, Hopewell, Springettsbury, Spring Garden, Conewago, Springfield, York, Hellam, Windsor, Lower Windsor, Dover and Jackson. The Company's service territory has an estimated population of 146,000. Industry of the area served is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance, textile products, air conditioning, barbells, etc. The Company's present average daily consumption is 19,541,520 gallons, and its present safe daily yield is 23,000,000 gallons.
    In the area served by the Company, under the regulation of the PPUC, there are no competitors. During the five years ended in 2000, the Company has maintained an increasing growth in number of customers and distribution facilities as shown by the following chart:

                   2000      1999      1998      1997      1996

Average
 daily
 consumption
(gallons per
 day)      19,541,520 20,928,000 19,488,000 19,405,000 18,593,000
Miles of
 mains at
 year-end         703        696        671        655        641
Additional
 distribution
 mains installed
 (ft.)         67,072    130,262     85,431     77,274     78,619
Number of
 customers     49,195     48,144     47,173     46,458     45,800
Population
 served       146,000    144,000    142,000    140,700    143,000

Operating revenue in 2000 is derived from the following sources and in the following percentages:
Residential 59%; Commercial and Industrial, 29%; Other, 12%.

Market for Common Stock and Dividends
The common stock of The York Water Company was traded over-the-counter for 2000 and 1999. Over-the-counter quotations reflect inter-dealer prices without retail mark-ups, markdown or commissions and may not necessarily represent actual transactions.

Quarterly price ranges and cash dividends per share for the last two years follow:


                      1999                             1998

             HIGH   LOW   DIVIDEND<F1>   HIGH   LOW  DIVIDEND<F1>


1st Quarter $17.13 $13.50   $.240       $19.50 $17.75   $.235
2nd Quarter  14.75  13.75    .240        17.75  16.00    .235
3rd Quarter  16.38  14.25    .250        18.75  16.75    .235
4th Quarter  18.50  15.00    .250        18.75  16.50    .240

<F1> Cash dividends per share reflect dividends declared on
shares actually outstanding at each dividend date.

  (Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)

Prices are bid prices quoted from local newspapers.
Shareholders of record as of December 31, 2000 were 1,307.

THE COMPANY WILL PROVIDE TO SHAREHOLDERS OF RECORD, AND/OR
BENEFICIAL OWNERS, UPON WRITTEN REQUEST, WITHOUT CHARGE, A COPY
OF FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR 2000.

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

Results of Operations

2000 Compared with 1999
     Net income for 2000 was $3,757,787, an increase of $603,714 or 19.1% compared to 1999.
     Water operating revenues for 2000 increased $969,912 or 5.5% compared to 1999. The increase resulted from a 5.3% rate increase approved by the Pennsylvania Public Utility Commission
(PPUC) effective October 1, 1999. Consumption for 2000 increased 1.1% for residential customers and decreased 7.5% for commercial and industrial customers combined.
     Operating expenses for 2000 decreased $246,929 or 2.4% compared to 1999. The decrease was primarily due to reduced public utility realty taxes and deferred compensation costs. In addition, pension expenses, year 2000 system costs, legal fees, capital stock tax and hydrant maintenance costs decreased in 2000 compared to 1999. Increased main and service line maintenance due to highway relocation, increased insurance premiums, rate case amortization, and depreciation due to increased plant investment partially offset the decrease in operating expenses.
      Interest on long-term debt increased $24,397 in 2000 compared to 1999 due to the remarketing of the Series 1995 5% Industrial Development Bonds at 6%. Short-term interest also rose by $82,683 in 2000 compared to 1999 due to increased interest rates and an increase in short-term debt outstanding. The average short-term debt outstanding in 2000 and 1999 was $1,415,595 and $463,530, respectively.
     Allowance for funds used during construction for 2000 decreased $47,046 or 45.7% when compared to 1999. Interest was charged to large main extension projects in 1999 such as Railroad, Windsor, and Conewago Township, while 2000 projects were of smaller magnitude.
     Federal and state income taxes rose by $372,946 or 21.8% due to an increase in taxable income. The effective tax rates for 2000 and 1999 were 35.7% and 35.2%, respectively.

1999 Compared with 1998
     Water operating revenues for 1999 increased $374,222 or 2.2% over 1998. The increase resulted primarily from an increase in rates of 5.3% approved by the PPUC effective October 1, 1999. Consumption for 1999 decreased .6% for residential customers and
 .3% for commercial and industrial customers due in large part to a significant drought which caused restrictions to be placed on water use in the service area.
     Operating expenses for 1999 increased $534,125 or 5.5% compared to 1998. Increased realty taxes, deferred compensation accruals, chemical expenses related to a new chlorination system, main, pump and meter maintenance, year 2000 system costs, worker's compensation and health insurance were the primary reasons for the increase. Lower electric costs due to the electric choice program, reduced filter plant, hydrant, and service line maintenance, lower bad debts, rate case amortization, capital stock tax, and pension expenses partially offset the increase.
In addition, the Company began to amortize acquisition adjustments in 1999, thereby reducing net expenses.
     Allowance for funds used during construction for 1999 increased $21,011 or 25.6% when compared to 1998. The increase was due to interest capitalized on several large main extensions including Railroad, Windsor and Conewago Township. The Company's average plant investment under construction rose from $2,400,000 in 1998 to $2,500,000 in 1999.

Rate Developments
     Within the last several years the Company has filed written applications for rate increases with the PPUC and has been granted rate relief as a result of such requests. The most recent formal rate request was filed by the Company on April 22, 1999, seeking a 10.3% increase in rates. Effective October 1, 1999, the PPUC authorized an increase in rates designed to produce approximately $651,000 in additional annual operating revenues, an increase of 5.3%. The Company plans to file an application for rate increase in 2001.

Liquidity and Capital Resources
     During 2000, the per capita volume of water sold did not significantly change compared to 1999. The Company does not anticipate any change in the level of water usage which would have a material impact on future results of operations.
     During 2000, the Company had $6,413,721 of construction expenditures. The Company financed such expenditures through internally generated funds, customers' advances, short-term borrowings, and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.
     The Company anticipates construction expenditures for 2001 and 2002 of approximately $6,612,400 and $5,531,000, respectively. The Company plans to finance such expenditures with internally generated funds, customers' advances, short-term borrowings, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.
     The Company anticipates that it will submit an application in 2001 with the PPUC proposing increases in rates to provide a fair rate of return on the capital expenditures associated with its 2000 and 2001 construction projects.
     During 2000, net cash used in investing and financing activities equaled net cash provided by operating activities.
The Company anticipates that during 2001 net cash used in investing and financing activities will again equal net cash provided by operating activities. Borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan, and customers' advances will be used to satisfy the need for additional cash.
     As of December 31, 2000, current liabilities exceeded current assets by $2,159,841. As of December 31, 1999, current liabilities exceeded current assets by $267,802. Short-term borrowings from lines of credit as of December 31, 2000 and 1999 were $2,648,946 and $1,431,118, respectively. The Company maintains lines of credit aggregating $16,000,000. Loans granted under these lines of credit bear interest based on the prime or LIBOR rates plus basis points, as defined. The Company is not required to maintain compensating balances on its lines of credit.
     During 2000, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 78.5% and 46.1%, respectively. The Company believes that these payout ratios are appropriate.
     Shareholders' investment as a percent of total capitalization was 49.8% as of December 31, 2000 compared with 48.5% as of December 31, 1999.
     The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future revenue increases, which are subject to approval by the PPUC.
     Over the past several years, the Company and an outside consultant have been evaluating the source of supply. Studies indicate that a new source will be needed by 2006. Available options have been analyzed, and the Company has decided on a pipeline from the Susquehanna River to Lake Redman. This alternative had the lowest cost, provided expandability, and was the best for the environment. The Company plans to build an intake and a pump station on its land at Long Level in Lower Windsor Township, York County. The water would then be pumped 13 miles through a 30 inch diameter pipe and released into Lake Redman. The cost of this project is estimated at $18 to $20 million. Funds will be raised through a combination of debt and equity issues. While the permitting process will begin in 2001, major expenditures are not expected until after 2002.

The York Water Company
Balance Sheets

                                               December 31
Assets                                     2000           1999
UTILITY PLANT, at original cost       $114,748,545   $108,804,699
Less-Reserve for depreciation           18,314,880     17,079,631
                                        96,433,665     91,725,068
OTHER PHYSICAL PROPERTY:
Less-Reserve for depreciation of
 $80,985 in 2000 and $75,721 in
1999 . . . . .                             519,414        515,813

CURRENT ASSETS:
Cash and cash equivalents                        -              -
Receivables, less reserves of
 $130,000 in 2000 and $120,000 in
 1999. . . . . .                         2,854,593      2,753,260
Recoverable income taxes                         -          5,702
Materials and supplies, at cost            402,770        390,440
Prepaid expenses                           258,236        225,106
Deferred income taxes (Note 3)              88,655         81,836
                                         3,604,254      3,456,344
OTHER LONG-TERM ASSETS:
Prepaid pension cost (Note 6)            2,178,423      1,977,883
Deferred debt expense                      394,422        396,190
Deferred rate case expense                  46,950        105,688
Notes receivable (Note 7)                  985,794        783,794
Deferred regulatory assets (Note 1)     10,360,708      8,296,669
Other. . . . . . . . . . . . . . . .     1,862,977      1,342,661
                                        15,829,274     12,902,885
                                      $116,386,607   $108,600,110

Capitalization and Liabilities
CAPITALIZATION:
Common stock, no par value, authorized
 31,000,000 shares, outstanding
 3,042,733 shares in 2000 and
 2,989,091 shares in 1999 (Note 5)    $28,899,504   $ 28,099,197
Earnings retained in the business       4,226,051      3,418,257
Treasury stock, 38,000 shares in
 2000 and 1999                           (687,800)      (687,800)
                                       32,437,755     30,829,654

Long-term debt (Note 4)                32,728,220     32,765,943
                                       65,165,975     63,595,597

CURRENT LIABILITIES:
Short-term borrowings (Note 4)          2,648,946      1,431,118
Current portion of long-term debt          37,500         34,057
Accounts payable                        1,168,824        600,993
Dividends payable                         577,914        534,889
Accrued taxes                             165,002         31,458
Advance water revenues                     21,182         18,173
Accrued interest                          678,164        676,687
Other accrued expenses                    466,563        396,771
                                        5,764,095      3,724,146
DEFERRED CREDITS:
Customers' advances for construction
 (Note 7)                              16,746,170     17,054,497
Contributions in aid of construction   10,157,133      8,658,845
Deferred income taxes (Note 3)         15,117,013     12,109,748
Deferred regulatory liabilities
 (Note 1)                               1,811,825      1,823,447
Deferred employee benefits              1,624,396      1,633,830
                                       45,456,537     41,280,367
                                     $116,386,607   $108,600,110

The accompanying notes are an integral part of these statements.

The York Water Company
Statements of Income

                                      Year Ended December 31
                                   2000        1999       1998
WATER OPERATING REVENUES:
Residential                  $10,979,596 $10,198,707 $10,015,871
Commercial and industrial      5,301,362   5,368,833   5,303,237
Other                          2,200,205   1,943,711   1,817,921
                              18,481,163  17,511,251  17,137,029
OPERATING EXPENSES:
Operation and maintenance      4,217,504   4,130,342   3,930,387
Administrative and general     3,386,889   3,283,359   3,115,287
Depreciation and amortization  1,673,715   1,618,357   1,636,578
Taxes other than income taxes    730,516   1,223,495   1,039,176
                              10,008,624  10,255,553   9,721,428
   Operating income            8,472,539   7,255,698   7,415,601

INTEREST EXPENSE AND OTHER INCOME:
Interest on long-term debt
 (Note 4)                      2,739,902   2,715,505   2,718,950
Interest on short-term debt
 (Note 4) . . . . . . . .        113,709      31,026      36,605
Allowance for funds used
 during construction             (55,906)   (102,952)    (81,941)
Other income, net               (166,003)   (252,058)   (158,329)
                               2,631,702   2,391,521   2,515,285
   Income before income taxes  5,840,837   4,864,177   4,900,316

Federal and state income taxes
 (Note 3)                      2,083,050   1,710,104   1,764,927

   Net income                $ 3,757,787 $ 3,154,073 $ 3,135,389

BASIC EARNINGS PER SHARE
 (Note 5). . . . . . . . . .       $1.25       $1.05       $1.06

Statements of Shareholders' Investment
                                            Earnings
                                            Retained
                                 Common      In The    Treasury
                                 Stock      Business    Stock

Balance, January 1, 1998      $26,453,873  $2,696,913          -
  Net income                            -   3,135,389          -
  Cash dividends ($.93
  per share). . . . . . . . . .         -  (2,744,592)         -
  Issuance of common stock
   under dividend reinvestment
   plan                           759,823           -          -
  Issuance of common stock
   under employee stock
   purchase plan                   79,030           -          -
Balance, December 31, 1998     27,292,726   3,087,710          -
  Net income                            -   3,154,073          -
  Cash dividends ($.945 per
   share) . . . . . . . . .             -  (2,823,526)         -
  Issuance of common stock
   under dividend reinvestment
   plan                           728,166           -          -
  Issuance of common stock
   under employee stock
   purchase plan                   78,305           -          -
  Repurchase of 38,000 shares
   of common stock                      -           -   (687,800)
Balance, December 31, 1999     28,099,197   3,418,257   (687,800)
  Net income                            -   3,757,787          -
  Cash dividends ($.98 per
   share). . . . . . . . . .            -  (2,949,993)         -
  Issuance of common stock
   under dividend reinvestment
   plan                           722,609           -          -
  Issuance of common stock
   under employee stock
   purchase plan                   77,698           -          -
Balance, December 31, 2000    $28,899,504  $4,226,051  $(687,800)

The accompanying notes are an integral part of these statements.

The York Water Company
Statements of Cash Flows
                                      Year Ended December 31
                                  2000        1999        1998
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income                    $3,757,787  $3,154,073  $3,135,389
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
Depreciation and amortization  1,673,715   1,618,357   1,636,578
Provision for losses on
 accounts receivable. . . . .     85,357      87,795     103,957
Increase in deferred income
 taxes (including regulatory
 assets and liabilities) . . .   924,785     947,655     589,078
Changes in assets and
 liabilities:
  Increase in accounts
   receivable                   (186,690)   (359,256)    (45,681)
  Decrease (increase) in
   recoverable income taxes        5,702      (5,702)    547,182
  Increase in materials and
   supplies . . . . . . . .      (12,330)    (29,040)    (23,563)
  Increase in prepaid expenses
   and prepaid pension costs    (233,670)   (201,587)    (78,694)
  Increase in accounts payable,
   accrued expenses, other
   liabilities and deferred
   employee benefits             677,666     729,785      49,615
  Increase (decrease) in accrued
   interest and taxes            135,021    (314,860)    232,171
  (Increase) decrease in other
   assets                       (432,002)   (131,476)     60,986

    Net Cash Provided by
     Operating Activities      6,395,341   5,495,744   6,207,018

CASH FLOWS FROM INVESTING
 ACTIVITIES:
Acquisitions of temporary
 investments. . . . . . . .     (249,046) (3,281,000)(12,555,000)
Maturities of temporary
 investments                     249,046   3,281,000  12,555,000
Construction expenditures     (6,413,721) (7,050,376) (4,989,967)
Customers' advances for
 construction and
 contributions in aid of
 construction                  1,189,961   1,741,382   1,688,535
(Increase) decrease in notes
 receivable. . . . . . .        (202,000)     29,281     100,859

   Net Cash Used in Investing
    Activities                (5,425,760) (5,279,713) (3,200,573)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
(Repayments) proceeds of
 long-term debt. . . . . . .     (37,723)    800,000           -
Net borrowings (repayments)
 under line-of-credit
 agreements                    1,217,828   1,431,118    (843,000)
Repurchase of 38,000 shares
 of common stock. . . . .              -    (687,800)          -
Issuance of common stock under
 dividend reinvestment plan      722,609     728,166     759,823
Issuance of common stock under
 employee stock purchase plan     77,698      78,305      79,030
Dividends paid                (2,949,993) (2,823,526) (2,744,592)

   Net Cash Used in Financing
    Activities                  (969,581)   (473,737) (2,748,739)

Net (decrease) increase in cash
 and cash equivalents                  -    (257,706)    257,706
Cash and cash equivalents at
 beginning of year                     -     257,706           -

Cash and cash equivalents at
 end of year . . . . . .       $       -  $        -  $  257,706

Supplemental disclosures of
 cash flow information:
Cash paid during the year for:
  Interest, net of amounts
   capitalized                $2,783,830  $2,636,394  $2,668,298
  Income taxes                 1,076,981     940,540     935,689

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

Property, Plant and Equipment and Depreciation
     Property, plant and equipment consists of utility plant.
The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overheads and, for certain utility plant, allowance for funds used during construction. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 2000 and 1999, utility plant includes a credit acquisition adjustment of $1,481,554 and $1,515,139, respectively, which is being amortized over the remaining life of the respective assets. Amortization amounted to $33,585 in 2000 and $34,788 in 1999.
     Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage value, is charged to the reserve for depreciation. Gains or losses from abnormal retirements are reflected in income currently.
     The Company charges to maintenance expense the cost of repairs and replacements and renewals of minor items of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.
     The straight-line remaining life method is used to compute depreciation on utility plant cost, exclusive of land and land rights. The effective rate of depreciation was 1.96% in 2000, 2.02% in 1999, and 2.10% in 1998 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.
     Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC.

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

Allowance for Funds Used During Construction-
     Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The AFUDC rate was 10.04% for 2000, 1999, and 1998.

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

2.  Rate Increases

     The Company has increased rates as approved by the PPUC in September 1999 (5.3%). The new rates became effective October 1,
1999 and are designed to produce approximately $651,000 in additional annual operating revenues. The next application to increase rates will be filed in 2001.

3.  Income Taxes
     The provisions for income taxes consist of:

                          2000            1999            1998

Federal current..     $  926,825      $  674,116      $  790,645
State current....        297,378         215,860         191,738
Federal deferred.        811,966         805,778         728,140
State deferred...         83,563          51,373          91,608
Federal investment
 tax credit, net
 of current
 utilization...          (36,682)        (37,023)        (37,204)
Total income
 taxes.........       $2,083,050      $1,710,104      $1,764,927

     A reconciliation of the statutory Federal tax provision
(34%) to the total provision follows:

                          2000            1999            1998
Statutory
 Federal tax
 provision.....       $1,985,885      $1,653,820      $1,666,107
Tax-exempt
 interest......          (47,524)        (73,715)        (39,084)
Effect of
 depreciation
 flowed through..        (65,061)        (46,021)        (44,933)
Effect of cost of
 removal flowed
 through.........        (27,990)        (23,163)        (18,759)
Amortization of
 investment tax
 credit..........        (38,118)        (38,325)        (38,185)
State income
 taxes, net of
 Federal benefit.        251,441         176,374         187,008
Debt issuance
 expenses........        (31,956)         10,356          10,356
Other, net.......         56,373          50,778          42,417
Total income
 taxes...........     $2,083,050      $1,710,104      $1,764,927


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2000 and 1999 are summarized in the following table:

                                          2000            1999
Deferred tax assets:
 Allowance for doubtful accounts     $    88,655     $    81,836
 Deferred compensation                   823,044         812,984
 Customers' advances and
  contributions                        3,091,319       4,191,539
 Alternative minimum tax credit
  carryforward                         1,135,705       1,149,394
 Other                                    29,592          33,012

 Total gross deferred tax assets       5,168,315       6,268,765
 Less valuation allowance                      -               -

 Total deferred tax assets             5,168,315       6,268,765

Deferred tax liabilities:
 Accelerated depreciation             18,419,468      16,619,999
 Investment tax credit                   365,445         377,046
 Pension income                        1,156,555       1,074,904
 Other, net                              255,205         224,728
 Total deferred tax liabilities       20,196,673      18,296,677
 Net deferred tax liability          $15,028,358     $12,027,912
Reflected on balance sheets as:
 Current deferred tax asset         $    (88,655)   $    (81,836)
 Noncurrent deferred tax
  liability                           15,117,013      12,109,748
 Net deferred tax liability         $ 15,028,358    $ 12,027,912

     No valuation allowance is required for deferred tax assets as of December 31, 2000 and 1999. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

4.  Borrowings

     Long-term debt as of December 31, 2000 and 1999 is summarized in the following table:

                                       2000             1999
10.17% Senior Notes,
  Series A, due 2019..             $ 6,000,000      $ 6,000,000
9.60% Senior Notes,
  Series B, due 2019..               5,000,000        5,000,000
10.05% Senior Notes,
  Series C, due 2020..               6,500,000        6,500,000
8.43% Senior Notes,
  Series D, due 2022..               7,500,000        7,500,000
4.40% Industrial Develop-
  ment Authority Revenue
  Refunding Bonds,
  Series 1994, due 2009              2,700,000        2,700,000
5% Industrial Develop-
  ment Authority Revenue
  Refunding Bonds,
  Series 1995, due 2010                      -        4,300,000
1% Pennvest Note, due 2019             728,220          765,943
6% Industrial Development
  Authority Revenue
  Refunding Bonds, Series
  1995, due 2010                     4,300,000                -
                                   $32,728,220      $32,765,943

     During 2000, the Company issued $4,300,000 of 6% Industrial Development Authority Revenue Refunding Bonds, Series 1995. Proceeds of these bonds were used to redeem the outstanding amount of the 5% Industrial Development Authority Revenue Refunding Bonds, Series 1995. These bonds have a mandatory tender date of June 1, 2005. The Company is required to purchase any unremarketed bonds.
     During 1999, the Company issued $2,700,000 of 4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994. Proceeds of these bonds were used to redeem the outstanding amount of the 4.75% Industrial Development Authority Revenue Refunding Bonds, Series 1994. These bonds have a mandatory tender date of May 15, 2004. The Company is required to purchase any unremarketed bonds.
     During 1999, the Company borrowed $800,000 under a 1% Pennvest note. Proceeds of this loan were used to fund certain capital projects. Principal payments on this loan will be $37,500 in 2001, $37,876 in 2002, $38,257 in 2003, $38,641 in
2004, and $39,029 in 2005. The terms of the debt agreements limit in some cases the Company's ability to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500,000 plus net income since that date. As of December 31, 2000, none of the earnings retained in the business are restricted under these provisions.
     The Company maintains lines of credit aggregating $16,000,000. Loans granted under these lines as of December 31, 2000 bear interest based on the prime or LIBOR rate plus basis points, as defined. There were $2,648,946 of short-term borrowings as of December 31, 2000 and $1,431,118 as of December 31, 1999. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2000 was 7.47%. All of the lines of credit are payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.

5.  Common Stock and Earnings Per Share

     Earnings per share are based upon the weighted average number of shares outstanding of 3,010,675 in 2000; 2,990,267 in 1999; and 2,951,285 in 1998. The Company does not have dilutive securities.
     Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). As of December 31, 2000, 54,116 shares have been issued under the plan.
     Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). As of December 31, 2000, 473,250 shares of the 480,000 shares authorized have been issued. The Company has filed a Securities Certificate for an additional 480,000 shares to be authorized under this plan.
     On October 22, 1999, the Company purchased 38,000 shares of its common stock in a private transaction.

6.  Employee Benefit Plans

     The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service times the sum of $17.50 plus 1.5% of final average monthly earnings in excess of $400. The Company's funding policy is to contribute annually the maximum amount permitted by the Employee Retirement Income Security Act of 1974, as amended.
     The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 2000 and 1999. The measurement of assets and obligations of the plans is as of December 31, 2000 and 1999.

                                       2000             1999
Pension benefit obligations
 beginning of year                 $10,903,511      $11,166,995
Service cost                           332,258          369,469
Interest cost                          752,667          659,340
Increase (decrease) due
 to actuarial loss (gain)              513,657         (911,524)
Benefit payments                      (508,288)        (380,769)
Pension benefit
 obligation end of year            $11,993,805      $10,903,511

Fair value of plan assets
 beginning of year                 $15,487,253      $14,515,247
Actual return on plan assets            27,410        1,352,775
Benefits paid                         (508,288)        (380,769)
Fair value of plan assets
 end of year                       $15,006,375      $15,487,253

Funded status                      $ 3,012,570      $ 4,583,742
Unrecognized transition asset         (242,333)        (448,333)
Unrecognized net prior
 service cost                          267,740          220,568
Unrecognized net gain                 (859,554)      (2,378,094)
Prepaid pension cost as of
 December 31, 2000 and 1999        $ 2,178,423      $ 1,977,883

Net periodic pension income for 2000, 1999 and 1998 included the following components:

                         2000            1999           1998

Service cost-benefits
 earned during the
 year                  $ 332,258      $  369,469      $ 319,765
Interest cost on
 projected benefit
 obligation              752,667         659,340        627,227
Expected return
 on plan assets       (1,064,600)     (1,000,896)      (861,829)
Amortization of
 transition asset       (206,000)       (206,000)      (206,000)
Amortization of
 prior service cost       31,017          26,717         26,717
Amortization of
 accumulated gain        (45,882)              -              -
Net periodic
 pension income        $(200,540)      $(151,370)     $ (94,120)

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 6.75% in 2000, 7.0% in 1999 and 6.0% in 1998. The rate of increase in future compensation levels was 5%. The expected long-term rate of return on assets was 7%.

     The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 50% of the participant's contribution, up to a maximum annual Company contribution of $1,000 for each employee. Contributions to the plan amounted to $58,952 in 2000, $51,519 in 1999, and $51,446 in 1998.

7.   Notes Receivable and Customers' Advances for Construction

     The Company has entered into agreements with municipalities to extend water service into newly-formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds to the Company in the form of customers' advances for construction. The municipalities are required by enacted ordinance to charge application fees and water revenue surcharges (fees) to customers connected to the system which are remitted to the Company. The principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes nor expiration date for the advances.
     The Company has recorded interest income of $122,828 in 2000, $198,590 in 1999 and $96,199 in 1998 on these notes.
     Included in the accompanying balance sheets at December 31, 2000 and 1999 were the following amounts related to these projects.

                                   2000               1999
Notes receivable,
 including interest             $  804,307          $ 595,143
Customers' advances
 for construction                2,775,234          2,398,504

     The Company has other notes receivable totaling $181,487 and $188,652 at December 31, 2000 and 1999, respectively.
     The Company has other customers' advances for construction totaling $13,970,936 and $14,655,993 at December 31, 2000 and
1999, respectively.

8.  Capital Commitments

     The Company plans to finance ongoing capital expenditures with internally generated funds, customers' advances, short-term borrowings and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan. As additional funds are needed for the pipeline to the river, various debt and equity financing will be used.

9.  Commitments and Contingent Liabilities

     The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning rates and other matters. The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position, results of operations and cash flows.

10.  Fair Value of Financial Instruments

     The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.
     The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $32,728,220 at December 31, 2000 and $32,765,943 at December 31, 1999, had an estimated fair value of approximately $39,000,000 in 2000 and $35,000,000 in 1999. The
weighted average rates used to calculate the carrying value were based on the 30-year Treasury Bond yield. The 2000 and 1999 rates were 6.55% and 7.78%, respectively.
     The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2000 of $16,746,170 and $985,794, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

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

                   INDEPENDENT AUDITORS' REPORT



To the Shareholders and Board of Directors of The York Water
Company:



We have audited the accompanying balance sheet of The York Water Company as of December 31, 2000, and the related statements of income, shareholders' investment, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The York Water Company as of December 31, 1999 and for the two years then ended were audited by other auditors whose report dated February 25, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                        Stambaugh Ness, PC

York, Pennsylvania
February 28, 2001

Directors, Officers and Key Employees

Horace Keesey III *
Chairman of the Board
Consultant

William T. Morris, P.E.*
President and Chief Executive Officer
The York Water Company

Irvin S. Naylor*
Vice Chairman of the Board
Vice Chairman of Board
Cor-Box, Incorporated

George Hay Kain, III
Attorney at Law

Chloe R. Eichelberger
President/Chief Executive Officer
Chloe Eichelberger Textiles, Inc.

John L. Finlayson*
Vice President-Finance and Administration
Susquehanna Pfaltzgraff Co.

Michael W. Gang*
Partner
Morgan, Lewis & Bockius LLP

Thomas C. Norris
Chairman-Retired
P. H. Glatfelter Company

George W. Hodges
Office of the President
The Wolf Organization, Inc.

Directors Emeriti
Robert E. Skold
Josephine S. Appell
Frank Motter

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

Jeffrey S. Osman
Vice President-Finance
Secretary-Treasurer

Duane R. Close
Vice President-Operations

Jeffrey R. Hines, P.E.
Vice President-Engineering

Bruce C. McIntosh
Vice President-Human Resources

Stock Exchange Listing

The Company's common shares trade on the Nasdaq National Market.
The trading symbol is "YORW."

  YORW
  NASDAQ
  LISTED

 *Members of the Executive Committee