Form 10-K, Exhibit 13
period 2001-12-31
YORK WATER CO
filed 2002-03-26
CIK 108985

The York Water Company
Highlights of Our 186th Year

Summary of Operations For the Year    2001         2000           1999             1998            1997
  Water operating revenue         $19,402,542  $18,481,163    $17,511,251      $17,137,029     $16,996,706
  Operating expenses               10,467,905   10,008,624     10,255,553        9,721,428       9,678,694
  Operating income                  8,934,637    8,472,539      7,255,698        7,415,601       7,318,012
  Interest expense                  2,855,565    2,797,705      2,643,579        2,673,614       2,707,310
  Other income, net                   159,536      166,003        252,058          158,329         150,588
  Income taxes                      2,232,541    2,083,050      1,710,104        1,764,927       1,641,229
  Net income                      $ 4,006,067  $ 3,757,787     $3,154,073      $ 3,135,389     $ 3,120,061

  Per Share of Common Stock
    Book value                         $11.38       $10.66         $10.31           $10.20           $9.93
    Net income                           1.30         1.25           1.05             1.06            1.07
    Dividends<F1>                        1.01          .98           .945              .93             .91
    Number of shares outstanding
      at year-end                   3,154,332    3,042,733      2,989,091        2,979,722       2,934,782

  Utility Plant
    Original cost                $121,109,335 $114,748,545   $108,804,699     $102,088,220     $97,487,926
    Construction expenditures       7,095,827    6,413,721      7,050,376        4,989,967       4,500,517

  Other
    Total assets                 $113,351,492 $107,626,319   $108,600,110<F2> $102,479,091<F2> $98,854,074<F2>
    Long-term debt                 32,690,343   32,728,220     32,765,943       32,000,000      32,000,000

Per share data does not reflect the impact of the proposed stock split. See Note 12 to the financial statements.
<F1> Cash dividends per share reflect dividends declared on
shares outstanding at each dividend date.
     For Management's Discussion and Analysis of Financial Condition and Results of Operations, Please Refer to Page 3.
<F2> Total assets do not reflect the reclassification of deferred tax assets and liabilities and the related regulatory assets and liabilities that were made for 2001 and 2000.

The York Water Company

Description of Business

   The business of the Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission, or PPUC. Water service is supplied through the Company's own distribution system to the City of York, the Boroughs of North York, West York, Manchester, Mount Wolf, New Salem, Hallam, Jacobus, Loganville, Yorkana, Seven Valleys, East Prospect, Jefferson, Glen Rock, New Freedom, Railroad, and portions of the Townships of Manchester, East Manchester, West Manchester, North Codorus, Shrewsbury, North Hopewell, Hopewell, Springettsbury, Spring Garden, Conewago, Springfield, York, Hellam, Windsor, Lower Windsor, Dover and Jackson. The Company's service territory has an estimated population of 149,000. Industry of the area served is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance, textile products, air conditioning, barbells, etc. The Company's present average daily consumption is 19,734,260 gallons, and its present safe daily yield is 23,000,000 gallons.
     In the area served by the Company, under the regulation of the PPUC, there are no competitors. During the five years ended in 2001, the Company has maintained an increasing growth in number of customers and distribution facilities as shown by the following chart:

               2001       2000       1999       1998       1997
Average
 daily
 consumption
(gallons per
 day)      19,734,260 19,541,520 20,928,000 19,488,000 19,405,000
Miles of
 mains at
 year-end         717        703        696        671        655
Additional
 distribution
 mains installed
 (ft.)         77,923     67,072    130,262     85,431     77,274
Number of
 customers     50,079     49,195     48,144     47,173     46,458
Population
 served       149,000    146,000    144,000    142,000    140,700

Operating revenue in 2001 is derived from the following sources and in the following percentages:
Residential 60%; Commercial and Industrial, 28%; Other, 12%.

Market for Common Stock and Dividends
Beginning January 16, 2001, the common stock of The York Water Company is traded on the Nasdaq National Market. Prior to January 16, 2001, the common stock of The York Water Company was traded over-the-counter. Over-the-counter quotations reflect inter-dealer prices without retail mark-ups, markdown or commissions and may not necessarily represent actual transactions.

Quarterly price ranges and cash dividends per share for the last two years follow:

                      2001                        2000

             HIGH   LOW   DIVIDEND<F1>   HIGH   LOW  DIVIDEND<F1>

1st Quarter $25.50 $17.88   $0.25       $17.13 $13.50  $0.24
2nd Quarter  25.25  22.00    0.25        14.75  13.75   0.24
3rd Quarter  25.31  22.75    0.25        16.38  14.25   0.25
4th Quarter  30.32  23.00    0.26        18.50  15.00   0.25


<F1> Cash dividends per share reflect dividends declared on
shares actually outstanding at each dividend date.

  (Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)

Prices for the year 2001 are closing prices listed on Nasdaq, prices for the year 2000 are bid prices quoted from local newspapers.
Shareholders of record as of December 31, 2001 numbered 1,327.
Per share data does not reflect the impact of the proposed stock split. See Note 12 to the financial statements.

Financial Reports and Investor Relations

Shareholders may request, without charge, copies of the Company's financial reports including Annual Reports and Forms 10-K and 10-Q. Such requests, as well as other investor relations inquiries, should be addressed to :

 Jeffrey S. Osman - Vice President-Finance
 The York Water Company           or      visit our web page at:
 Box 15089, York, PA  17405-7089          www.yorkwater.com

The York Water Company

Management's Discussion and Analysis of Financial Condition and
Results of Operations

     This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements made with respect to the results of operations and businesses of the Company. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include certain information relating to the Company's business strategy, including the markets in which it operates, the services it provides, its plans for construction, its expansion of its service territories, water usage by its customers and its plans to invest in new technologies. These forward-looking statements are based upon management's current plans, expectations, estimates and assumptions and are subject to a number of risks and uncertainties that could significantly affect current plans, anticipated actions and the Company's financial condition and results of operations. Factors that may cause actual results to differ materially from those discussed in such forward-looking statements include, among others, the following possibilities:
(i) weather conditions, particularly the amount of rainfall; (ii) the level of commercial and industrial business activity within the Company's service territory; (iii) construction of new housing within the Company's service territory; (iv) governmental regulation affecting the Company's rates and service obligations; and (v) general economic and business conditions, including interest rates, which are less favorable than expected. The Company does not intend to update these cautionary statements.

Results of Operations

2001 Compared with 2000
     Net income for 2001 was $4,006,067, an increase of $248,280, or 6.6%, compared to 2000.
     Water operating revenues for 2001 increased $921,379, or 5.0%, compared to 2000. The increase resulted primarily from an increase in customers and to a lesser extent from the 4.2% rate increase approved by the PPUC, effective September 1, 2001.
     Operating expenses for 2001 increased $459,281, or 4.6%, compared to 2000. The increase was due to a number of factors including: increased service line maintenance due to highway relocation, Nasdaq listing fees, higher power costs, increased general insurance premiums, increased pension and supplemental retirement costs, and increased water treatment plant and equipment maintenance expenses. Reduced public utility realty taxes, lower depreciation expense due to the lengthening of asset lives, and lower health insurance premiums partially offset the increase in operating expenses.
     Interest on long-term debt increased $20,083 in 2001 compared to 2000 due to the remarketing of the Series 1995 5% Industrial Development Bonds at 6%. The higher interest rate was in effect for all of 2001. Short-term interest also increased by $69,720 in 2001 compared to 2000 despite lower interest rates, due to an increase in short-term debt outstanding. The average short-term debt outstanding in 2001 and 2000 was $3,298,887 and $1,415,595, respectively.
     Allowance for funds used during construction for 2001 increased $31,943, or 57.1%, when compared to 2000. Interest on the pipeline to the river project accounts for the increase.
     Federal and state income taxes rose by $149,491, or 7.2%, due to an increase in taxable income. The effective tax rates for 2001 and 2000 were 35.8% and 35.7%, respectively.

2000 Compared with 1999
     Net income for 2000 was $3,757,787, an increase of $603,714, or 19.1%, compared to 1999.
     Water operating revenues for 2000 increased $969,912, or 5.5%, compared to 1999. The increase resulted from a 5.3% rate increase approved by the PPUC, effective October 1, 1999. Consumption for 2000 increased 1.1% for residential customers and decreased 7.5% for commercial and industrial customers combined.
     Operating expenses for 2000 decreased $246,929, or 2.4%, compared to 1999. The decrease was primarily due to reduced public utility realty taxes and deferred compensation costs. In addition, pension expenses, year 2000 system costs, legal fees, capital stock tax and hydrant maintenance costs decreased in 2000 compared to 1999. Increased main and service line maintenance due to highway relocation, increased insurance premiums, rate case amortization, and depreciation due to increased plant investment partially offset the decrease in operating expenses.
     Interest on long-term debt increased $24,397 in 2000 compared to 1999 due to the remarketing of the Series 1995 5% Industrial Development Bonds at 6%. Short-term interest also increased by $82,683 in 2000 compared to 1999 due to higher interest rates and an increase in short-term debt outstanding. The average short-term debt outstanding in 2000 and 1999 was $1,415,595 and $463,530, respectively.
     Allowance for funds used during construction for 2000 decreased $47,046, or 45.7%, when compared to 1999. Interest was capitalized due to large main extension projects in 1999, such as Railroad, Windsor, and Conewago Township, while 2000 projects were of smaller magnitude.
     Federal and state income taxes rose by $372,946, or 21.8%, due to an increase in taxable income. The effective tax rates for 2000 and 1999 were 35.7% and 35.2%, respectively.

Rate Developments
     Within the last several years the Company has filed applications for rate increases with the PPUC and has been granted rate relief as a result of such requests. The most recent rate request was filed by the Company on March 20, 2001, seeking an 11.1% increase in rates. Effective September 1, 2001, the PPUC authorized an increase in rates designed to produce approximately $800,000 in additional annual operating revenues, an increase of 4.2%. The Company does not plan to file an application for a rate increase in 2002.

Liquidity and Capital Resources
     The Company is not aware of demands, events or uncertainties that will result in a decrease of liquidity or in a material change in the mix and relative cost of capital resources.
     The Company does not use off-balance sheet arrangements such as securitization of receivables or unconsolidated entities. The Company has no lease obligations, does not engage in trading or risk management activities, and does not have material transactions involving related parties.
     During 2001, the per capita volume of water sold declined in the industrial class primarily due to the loss of a large industrial customer who closed its operation in December 2000. The per capita volume of water sold did not change significantly in the other customer classifications. The Company does not anticipate any further change in the level of water usage which would have a material impact on its financial condition or results of operations.
     During 2001, the Company had $7,095,827 of construction expenditures. The Company financed such expenditures through internally generated funds, customers' advances, short-term borrowings, and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), employee stock purchase plan, and stock subscription.
     The Company anticipates construction expenditures for 2002 and 2003 of approximately $6,518,500 and $5,131,000, respectively. The Company plans to finance such expenditures with internally generated funds, customers' advances, short-term borrowings, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.
     During 2001, net cash provided by operating activities exceeded net cash used in investing and financing activities.
The Company anticipates that during 2002 net cash used in investing and financing activities will equal net cash provided by operating activities. Borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan, and customers' advances will be used to satisfy the need for additional cash.
     As of December 31, 2001, current liabilities exceeded current assets by $981,090. As of December 31, 2000, current liabilities exceeded current assets by $2,159,841. Short-term borrowings from lines of credit as of December 31, 2001 and 2000 were $2,000,000 and $2,648,946, respectively. The Company maintains lines of credit aggregating $19,000,000. Loans granted under these lines of credit bear interest based on the prime or LIBOR rates plus 1 to 1.5 percent. All lines of credit are unsecured and payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.
     During 2001, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 78.0% and 45.2%, respectively. The Company believes that these payout ratios are appropriate.
     Shareholders' investment as a percent of total capitalization was 52.3% as of December 31, 2001 compared with 49.8% as of December 31, 2000.
     The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future revenue increases, which are subject to approval by the PPUC.
     Over the past several years, the Company and an outside consultant have been evaluating the source of supply. Studies indicate that a new source will be needed by 2006. Available options have been analyzed, and the Company has decided on a pipeline from the Susquehanna River to Lake Redman. This alternative had the lowest cost, provided expandability, and was the best for the environment. The Company plans to build an intake and a pump station on its land at Long Level in Lower Windsor Township, York County. The water would then be pumped 13 miles through a 30 inch diameter pipe and released into Lake Redman. The cost of this project is estimated at $18 to $20 million. Funds will be raised through a combination of debt and equity issues. While the permitting process began in 2001, major expenditures are not expected until after 2002.

Drought
     On November 6, 2001, the Governor issued a drought warning, which called for voluntary reductions in water use. On February 12, 2002, the drought warning became a drought emergency which imposes mandatory water use restrictions on our service territory. The drought did not have a noticeable impact on 2001 because it occurred at a time in which our customers were already using less water due to the season. The drought, if it continues, could have a material impact in 2002.

New Accounting Pronouncements
     In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. The pooling method of accounting is prohibited except for transactions initiated before July 1, 2001.
     SFAS No. 142 prescribes accounting for all purchased goodwill and intangible assets. The Statement requires that acquired goodwill is no longer amortized over a prescribed period, but is tested for impairment at least annually or whenever an impairment indicator arises. Acquired intangible assets, other than goodwill, are initially recognized at fair value and amortized over their useful life. This Statement is effective for fiscal years beginning after December 15, 2001, and until adoption of SFAS No. 142, goodwill and intangibles continue to be amortized under previously existing standards.
     The Company has consummated business combinations prior to June 30, 2001, which have been accounted for by the purchase method. The Statement provides for transition provisions which will require the Company to: (a) reassess the estimated useful lives of intangible assets that were previously recognized separately from goodwill; (b) cease amortization on intangible assets determined to have an indefinite life and subsequently test for impairment and (c) recognize any unamortized deferred negative goodwill. At December 31, 2001, the utility plant includes a credit acquisition adjustment of $1,447,968, which is the unamortized difference between the purchase price of prior acquisitions and the carrying values at the time of the acquisitions. Management has initially determined that none of this amount is deemed to be negative goodwill.
     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which is effective for financial statements issued for fiscal years beginning after June 15, 2001. The Statement requires the entity to recognize a liability for an asset retirement obligation where the entity has a legal obligation associated with the retirement of a tangible long-lived asset. This Statement is not expected to have a material impact on the Company's financial position or results of operations.
     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal periods. This Statement will require an entity to recognize an impairment loss if the carrying value of a long-lived asset or asset group is not recoverable and exceeds fair value. This Statement is not expected to have a material impact on the Company's financial position or results of operations.

The York Water Company
Balance Sheets

                                               December 31
Assets                                     2001          2000
UTILITY PLANT, at original cost       $121,109,335  $114,748,545
Less-Reserve for depreciation           19,356,553    18,314,880
                                       101,752,782    96,433,665
OTHER PHYSICAL PROPERTY:
Less-Reserve for depreciation of
 $89,392 in 2001 and $80,985 in
 2000 . . . . .                            511,007       519,414

CURRENT ASSETS:
Cash and cash equivalents                   97,447             -
Receivables, less reserves of
 $130,000 in 2001 and 2000. . . . . . .  2,995,000     2,854,593
Materials and supplies, at cost            449,777       402,770
Prepaid expenses                           229,248       258,236
Deferred income taxes (Note 3)              88,655        88,655
                                         3,860,127     3,604,254
OTHER LONG-TERM ASSETS:
Prepaid pension cost (Note 6)            2,202,995     2,178,423
Deferred debt expense                      354,346       394,422
Deferred rate case expense                 144,042        46,950
Notes receivable (Note 7)                1,121,916       985,794
Deferred regulatory assets (Note 1)      1,886,658     1,600,420
Other. . . . . . . . . . . . . . .       1,517,619     1,862,977
                                         7,227,576     7,068,986
                                      $113,351,492  $107,626,319

Capitalization and Liabilities
CAPITALIZATION:
Common stock, no par value, authorized
 31,000,000 shares, outstanding
 3,154,332 shares in 2001 and
 3,042,733 shares in 2000  (Note 5)   $ 31,473,194  $ 28,899,504
Earnings retained in the business        4,418,280     4,226,051
Treasury stock, 38,000 shares in 2000            -      (687,800)
                                        35,891,474    32,437,755

Long-term debt (Note 4)                 32,690,343    32,728,220
                                        68,581,817    65,165,975

CURRENT LIABILITIES:
Short-term borrowings (Note 4)           2,000,000     2,648,946
Current portion of long-term debt           37,877        37,500
Accounts payable                           478,423     1,168,824
Dividends payable                          623,498       577,914
Accrued taxes                              527,674       165,002
Advance water revenues                      25,037        21,182
Accrued interest                           678,163       678,164
Other accrued expenses                     470,545       466,563
                                         4,841,217     5,764,095
DEFERRED CREDITS:
Customers' advances for construction
 (Note 7). . . . . . . .                17,777,685    16,746,170
Contributions in aid of construction    10,784,143    10,157,133
Deferred income taxes (Note 3)           8,519,594     7,179,769
Deferred regulatory liabilities
 (Note 1) . . . . . . . . . .              970,330       988,781
Deferred employee benefits               1,876,706     1,624,396
                                        39,928,458    36,696,249
                                      $113,351,492  $107,626,319

The accompanying notes are an integral part of these statements.

The York Water Company
Statements of Income

                                      Year Ended December 31
                                  2001        2000        1999
WATER OPERATING REVENUES:
Residential                  $11,570,453 $10,979,596 $10,198,707
Commercial and industrial      5,472,782   5,301,362   5,368,833
Other                          2,359,307   2,200,205   1,943,711
                              19,402,542  18,481,163  17,511,251
OPERATING EXPENSES:
Operation and maintenance      4,565,022   4,217,504   4,130,342
Administrative and general     3,921,598   3,386,889   3,283,359
Depreciation and amortization  1,571,441   1,673,715   1,618,357
Taxes other than income taxes    409,844     730,516   1,223,495
                              10,467,905  10,008,624  10,255,553
   Operating income. . . . .   8,934,637   8,472,539   7,255,698

INTEREST EXPENSE AND OTHER INCOME:
Interest on long-term debt
 (Note 4). . . . . . . . .     2,759,985   2,739,902   2,715,505
Interest on short-term debt
 (Note 4)  . . . . . . . .       183,429     113,709      31,026
Allowance for funds used
 during construction . . . .     (87,849)    (55,906)   (102,952)
Other income, net               (159,536)   (166,003)   (252,058)
                               2,696,029   2,631,702   2,391,521
   Income before income taxes  6,238,608   5,840,837   4,864,177

Federal and state income taxes
 (Note 3)                      2,232,541   2,083,050   1,710,104

   Net income . . . . .      $ 4,006,067 $ 3,757,787 $ 3,154,073

BASIC EARNINGS PER SHARE
 (Note 5). . . . . . . . . .       $1.30       $1.25       $1.05

Statements of Shareholders' Investment
                                           Earnings
                                           Retained
                                 Common     In The    Treasury
                                 Stock     Business    Stock

Balance, January 1, 1999      27,292,726   3,087,710           -
  Net income                           -   3,154,073           -
  Cash dividends ($.945
  per share) . . . . . . . . .         -  (2,823,526)          -
  Issuance of common stock
   under dividend reinvestment
   plan                          728,166           -           -
  Issuance of common stock
   under employee stock
   purchase plan. . . . .         78,305           -           -
  Repurchase of 38,000 shares
   of common stock. . . .              -           -    (687,800)
Balance, December 31, 1999    28,099,197   3,418,257    (687,800)
  Net income                           -   3,757,787           -
  Cash dividends ($.98 per
   share). . . . . . . . . .           -  (2,949,993)          -
  Issuance of common stock
   under dividend reinvestment
   plan. . . . . .               722,609           -           -
  Issuance of common stock
   under employee stock
   purchase plan. . . . .         77,698           -           -
Balance, December 31, 2000    28,899,504   4,226,051    (687,800)
  Net income                           -   4,006,067           -
  Cash dividends ($1.01 per
   share) . . . . . . . . .            -  (3,126,038)          -
  Issuance of 76,930 shares
   of common stock. . . . .    1,783,726           -           -
  Issuance of common stock
   under dividend reinvestment
   plan. . . . . .               715,023           -           -
  Issuance of common stock
   under employee stock
   purchase plan. . . . .         74,941           -           -
  Retirement of treasury stock         -    (687,800)    687,800
Balance, December 31, 2001   $31,473,194  $4,418,280    $  -0-

The accompanying notes are an integral part of these statements.

The York Water Company
Statements of Cash Flows

                                      Year Ended December 31
                                  2001        2000        1999
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income                    $4,006,067  $3,757,787  $3,154,073
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
Depreciation and amortization  1,571,441   1,673,715   1,618,357
Provision for losses on
 accounts receivable. . . . .     89,265      85,357      87,795
Increase in deferred income
 taxes (including regulatory
 assets and liabilities)       1,035,136     924,785     947,655
Changes in assets and
 liabilities:
  Increase in accounts
   receivable. . . . . . .      (229,672)   (186,690)   (359,256)
  Decrease (increase) in
   recoverable income taxes            -       5,702      (5,702)
  Increase in materials and
   supplies . . . . . . . .      (47,007)    (12,330)    (29,040)
  Decrease (increase) in
   prepaid expenses and
   prepaid pension costs           4,416    (233,670)   (201,587)
  (Decrease) increase in accounts
   payable, accrued expenses,
   other liabilities and
   deferred employee benefits   (384,670)    677,666     729,785
  Increase (decrease) in accrued
   interest and taxes. . . . .   362,671     135,021    (314,860)
  Decrease (increase) in other
   assets. . . . . . . .         502,018    (432,002)   (131,476)

    Net Cash Provided by
     Operating Activities      6,909,665   6,395,341   5,495,744

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of temporary
 investments. . . . . . . .   (2,940,152)   (249,046) (3,281,000)
Maturities of temporary
 investments. . . . . . . .    2,940,152     249,046   3,281,000
Construction expenditures     (7,095,827) (6,413,721) (7,050,376)

Customers' advances for
 construction and
 contributions
  in aid of construction       1,658,525   1,189,961   1,741,382
(Increase) decrease in
 notes receivable. . . . . . .  (136,122)   (202,000)     29,281

   Net Cash Used in Investing
 Activities . . . .           (5,573,424) (5,425,760) (5,279,713)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
(Repayments) proceeds of
 long-term debt. . . . . . .     (37,500)    (37,723)    800,000
Net (repayments) borrowings
 under line-of-credit
 agreements. . . . .            (648,946)  1,217,828   1,431,118
Repurchase of 38,000 shares
 of common stock. . . . .              -           -    (687,800)
Issuance of 76,930 shares
 of common stock. . . . . .    1,783,726           -           -
Issuance of common stock under
 dividend reinvestment plan      715,023     722,609     728,166
Issuance of common stock under
 employee stock purchase plan     74,941      77,698      78,305
Dividends paid                (3,126,038) (2,949,993) (2,823,526)

   Net Cash Used in Financing
   Activities . . . .         (1,238,794)   (969,581)   (473,737)

Net increase (decrease) in
 cash and cash equivalents        97,447           -    (257,706)
Cash and cash equivalents at
 beginning of year                     -           -     257,706

Cash and cash equivalents at
 end of year . . . . . .      $   97,447  $        -  $        -

Supplemental disclosures of
 cash flow information:
Cash paid during the year for:
  Interest, net of amounts
  capitalized . . . . . . .   $2,851,378  $2,783,830  $2,636,394
  Income taxes  . . . . . .      757,162   1,076,981     940,540

The accompanying notes are an integral part of these statements.

The York Water Company
Notes to Financial Statements

l.   Accounting Policies
     The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the PPUC.
     The Company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, and, therefore, certain of the accounting principles followed may differ from enterprises in general to reflect the economic effect of rate decisions by regulatory authorities.
     The following summarizes the significant accounting policies employed by The York Water Company.

Property, Plant and Equipment and Depreciation
     Property, plant and equipment consists of utility plant.
The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overheads and, for certain utility plant, allowance for funds used during construction. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 2001 and 2000, utility plant includes a credit acquisition adjustment of $1,447,968 and $1,481,554, respectively, which is being amortized over the remaining life of the respective assets. Amortization amounted to $33,586 in 2001 and $33,585 in 2000.
     Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage value, is charged to the reserve for depreciation. Gains or losses from abnormal retirements are reflected in income currently.
     The Company charges to maintenance expense the cost of repairs and replacements and renewals of minor items of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.

     The straight-line remaining life method is used to compute depreciation on utility plant cost, exclusive of land and land rights. The effective rate of depreciation was 1.74% in 2001, 1.96% in 2000, and 2.02% in 1999 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.
     Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC.
     During 2001, the estimated lives were lengthened for certain assets that resulted in less depreciation expense of approximately $170,000 in 2001.

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

Income Taxes and Deferred Regulatory Assets and Liabilities-
     Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes.
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent such income taxes increase or decrease future rates, an offsetting regulatory asset or liability has been recorded.
     Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets.

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

Allowance for Funds Used During Construction-
     Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The AFUDC rate was 10.04% for 2001, 2000, and 1999.

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

Reclassification-
     Throughout 2001, management evaluated the classification of deferred income tax assets and liabilities and the related regulatory assets and liabilities. Several components of these accounts were reclassified which resulted in significant changes when compared to prior financial reporting periods. These reclassifications did not affect current or prior year income tax expense or net income.
     Certain 2000 amounts have been reclassified to conform to 2001 presentation.

2.   Rate Increases
     The Company has increased rates as approved by the PPUC in August 2001 (4.2%). The new rates became effective September 1, 2001 and are designed to produce approximately $800,000 in additional annual operating revenues. The next application to increase rates will be filed sometime after 2002.

3.   Income Taxes
     The provisions for income taxes consist of:

                          2001            2000            1999

Federal current..     $  710,573      $  926,825      $  674,116
State current....        348,373         297,378         215,860
Federal deferred.      1,217,628         811,966         805,778
State deferred...         (6,427)         83,563          51,373
Federal investment
 tax credit, net
 of current
 utilization...          (37,606)        (36,682)        (37,023)

Total income
 taxes.........       $2,232,541      $2,083,050      $1,710,104

     A reconciliation of the statutory Federal tax provision
(34%) to the total provision follows:

                          2001            2000            1999
Statutory
 Federal tax
 provision.....       $2,121,127      $1,985,885      $1,653,820
Tax-exempt
 interest......          (54,145)        (47,524)        (73,715)
Effect of
 depreciation
 flowed through..              -         (65,061)        (46,021)
Effect of cost of
 removal flowed
 through.........              -         (27,990)        (23,163)
Amortization of
 investment tax
 credit..........        (38,332)        (38,118)        (38,325)
State income
 taxes, net of
 Federal benefit.        225,684         251,441         176,374
Debt issuance
 expenses........          9,612         (31,956)         10,356
Other, net.......        (31,405)         56,373          50,778
Total income
 taxes...........     $2,232,541      $2,083,050      $1,710,104

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2001 and 2000 are summarized in the following table:

                                          2001            2000
Deferred tax assets:
 Allowance for doubtful accounts     $    88,655     $    88,655
 Deferred compensation                   263,009         173,291
 Customers' advances
  and contributions                      512,339         567,910
 Alternative minimum tax
  credit carryforward                    768,511       1,135,705
 Other                                    35,104          29,592

 Total gross deferred tax assets       1,667,618       1,995,153
 Less valuation allowance                      -               -

 Total deferred tax assets             1,667,618       1,995,153

Deferred tax liabilities:
 Accelerated depreciation              8,616,012       7,598,115
 Investment tax credit                   351,804         365,443
 Pension income                          894,271         884,296
 Other, net                              236,470         238,413
 Total deferred tax liabilities       10,098,557       9,086,267
 Net deferred tax liability          $ 8,430,939     $ 7,091,114
Reflected on balance sheets as:
 Current deferred tax asset          $   (88,655)    $   (88,655)
 Noncurrent deferred tax liability     8,519,594       7,179,769
 Net deferred tax liability          $ 8,430,939     $ 7,091,114

     No valuation allowance is required for deferred tax assets as of December 31, 2001 and 2000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.
Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

4.   Borrowings
     Long-term debt as of December 31, 2001 and 2000 is summarized in the following table:

                                       2001             2000
10.17% Senior Notes,
  Series A, due 2019..             $ 6,000,000      $ 6,000,000
9.60% Senior Notes,
  Series B, due 2019..               5,000,000        5,000,000
10.05% Senior Notes,
  Series C, due 2020..               6,500,000        6,500,000
8.43% Senior Notes,
  Series D, due 2022..               7,500,000        7,500,000
4.40% Industrial Development
  Authority Revenue Refunding
  Bonds, Series 1994, due 2009       2,700,000        2,700,000
1% Pennvest Note, due 2019             690,343          728,220
6% Industrial Development
  Authority Revenue Refunding
  Bonds, Series 1995, due 2010       4,300,000        4,300,000
                                   $32,690,343      $32,728,220

     During 2000, the Company issued $4,300,000 of 6% Industrial Development Authority Revenue Refunding Bonds, Series 1995. Proceeds of these bonds were used to redeem the outstanding amount of the 5% Industrial Development Authority Revenue Refunding Bonds, Series 1995. These bonds have a mandatory tender date of June 1, 2005. The Company is required to purchase any unremarketed bonds.
     The 4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994, have a mandatory tender date of May 15, 2004. The Company is required to repurchase any unremarketed bonds.
     The terms of the debt agreements limit in some cases the Company's ability to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500,000 plus net income since that date. As of December 31, 2001, none of the earnings retained in the business are restricted under these provisions.
     The Company maintains lines of credit aggregating $19,000,000. Loans granted under these lines as of December 31, 2001 bear interest based on the prime or LIBOR rate plus 1 to 1.5 percent. There were $2,000,000 of short-term borrowings as of December 31, 2001 and $2,648,946 as of December 31, 2000. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2001 was 3.14%. All of the lines of credit are payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.

5.  Common Stock and Earnings Per Share

     Earnings per share are based upon the weighted average number of shares outstanding of 3,076,625 in 2001; 3,010,675 in 2000; and 2,990,267 in 1999. The Company does not have dilutive securities.
     Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). As of December 31, 2001, 57,286 shares have been issued under the plan.
     Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). As of December 31, 2001, 504,748 shares of the 960,000 shares authorized have been issued.

     On October 22, 1999, the Company purchased 38,000 shares of its common stock in a private transaction. These shares were retired in 2001.
     On July 23, 2001, the Company offered to holders of its common stock non-transferable subscription rights to purchase up to an aggregate of 120,000 shares of common stock. All shareholders were granted one subscription right for every 25 shares of common stock held of record as of June 30, 2001. Each subscription right entitled the holder to purchase one share at a purchase price of $23.61 per share. On September 10, 2001, subscription rights to purchase 76,930 shares were exercised.
The net proceeds, $1,783,726, were used to repay short-term borrowings.

6.  Employee Benefit Plans
     The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service times the sum of $17.50 plus 1.5% of final average monthly earnings in excess of $400. The Company's funding policy is to contribute annually the maximum amount permitted by the Employee Retirement Income Security Act of 1974, as amended.
     The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 2001 and 2000. The measurement of assets and obligations of the plans is as of December 31, 2001 and 2000.

                                       2001             2000
Pension benefit obligations
 beginning of year                 $11,993,805      $10,903,511
Service cost                           384,287          332,258
Interest cost                          795,934          752,667
(Decrease) increase due
 to actuarial (gain) loss             (697,159)         513,657
Benefit payments                      (522,781)        (508,288)
Pension benefit
 obligation end of year            $11,954,086      $11,993,805

Fair value of plan assets
 beginning of year                 $15,006,375      $15,487,253
Actual return on plan assets        (1,156,567)          27,410
Benefits paid                         (522,781)        (508,288)
Fair value of plan assets
 end of year                       $13,327,027      $15,006,375

Funded status                      $ 1,372,941      $ 3,012,570
Unrecognized transition asset          (36,333)        (242,333)

Unrecognized net prior
 service cost                          236,404          267,740
Unrecognized net loss (gain)           629,983         (859,554)

Prepaid pension cost as of
 December 31, 2001 and 2000        $ 2,202,995      $ 2,178,423

Net periodic pension income for 2001, 2000 and 1999 included the following components:

                         2001            2000            1999

Service cost-benefits
 earned during the
 year                  $  384,287     $  332,258      $  369,469
Interest cost on
 projected benefit
 obligation               795,934        752,667         659,340
Expected return
 on plan assets        (1,030,129)    (1,064,600)     (1,000,896)
Amortization of
 transition asset        (206,000)      (206,000)       (206,000)
Amortization of
 prior service cost        31,336         31,017          26,717
Amortization of
 accumulated gain               -        (45,882)              -
Net periodic
 pension income         $ (24,572)     $(200,540)      $(151,370)

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25% in 2001, 6.75% in 2000 and 7.0% in 1999. The rate of increase in future compensation levels was 5%. The expected long-term rate of return on assets was 7%.

     The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 50% of the participant's contribution, up to a maximum annual Company contribution of $1,000 for each employee. Contributions to the plan amounted to $61,584 in 2001, $58,952 in 2000, and $51,519 in 1999.

7.   Notes Receivable and Customers' Advances for Construction

     The Company has entered into agreements with five municipalities to extend water service into newly-formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds back to the Company in the form of customers' advances for construction. The municipalities are required by enacted ordinance to charge application fees and water revenue surcharges (fees) to customers connected to the system which are remitted to the Company. The principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes nor expiration date for the advances.
     The Company has recorded interest income of $142,560 in 2001, $122,828 in 2000, and $198,590 in 1999.
     Included in the accompanying balance sheets at December 31, 2001 and 2000 were the following amounts related to these projects.

                                   2001               2000
Notes receivable,
 including interest             $  947,852         $  804,307
Customers' advances
 for construction                3,090,261          2,775,234

     The Company has other notes receivable totaling $174,064 and $181,487 at December 31, 2001 and 2000, respectively.
     The Company has other customers' advances for construction totaling $14,687,424 and $13,970,936 at December 31, 2001 and
2000, respectively.

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

     The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.
     The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $32,690,343 at December 31, 2001 and $32,728,220 at December 31, 2000, had an estimated fair value of approximately $39,000,000 in 2001 and in 2000. The weighted average rates used to calculate the carrying value were based on the 30-year Treasury Bond yield. The 2001 and 2000 rates were 6.58% and 6.55%, respectively.
     The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2001 of $17,777,685 and $1,121,916, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

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

12.  Subsequent Event

     On February 21, 2002, the Board of Directors approved a two-for-one stock split, subject to the approval by the Pennsylvania Public Utility Commission, or PPUC. The record date for the stock split will be determined after the PPUC acts on the Company's application.
     Assuming the Company receives approval of the two-for-one stock split from the PPUC, per share data would be as follows:

     Per share of common stock, assuming the two-for-one stock split approval:

                          2001            2000            1999

Net Income               $0.650          $0.625          $0.525

Dividends                $0.505          $0.490          $0.473

Per share of common stock, historical:

                          2001            2000            1999

Net Income               $1.30           $1.25           $1.05

Dividends                $1.01           $0.98          $0.945

                   INDEPENDENT AUDITORS' REPORT



To the Shareholders and Board of Directors of The York Water
Company:



We have audited the accompanying balance sheets of The York Water Company as of December 31, 2001 and 2000, and the related statements of income, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of The York Water Company as of December 31, 1999 were audited by other auditors whose report dated February 25, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


York, Pennsylvania                     Stambaugh Ness, PC
February 26, 2002