Form 10-K, Exhibit 13
period 2002-12-31
YORK WATER CO
filed 2003-03-28
CIK 108985

The York Water Company

Highlights of Our 187th Year

Summary of Operations For the Year         2002            2001            2000            1999            1998
    Water operating revenue          $19,553,211     $19,402,542     $18,481,163     $17,511,251     $17,137,029
    Operating expenses                11,219,992      10,467,905      10,008,624      10,255,553       9,721,428
    Operating income                   8,333,219       8,934,637       8,472,539       7,255,698       7,415,601
    Interest expense                   2,691,857       2,855,565       2,797,705       2,643,579       2,673,614
    Other income, net                    182,570         159,536         166,003         252,058         158,329
    Income taxes                       2,033,585       2,232,541       2,083,050       1,710,104       1,764,927
    Net income                       $ 3,790,347     $ 4,006,067     $ 3,757,787     $ 3,154,073       3,135,389


  Per Share of Common Stock<F1>
    Book value                             $5.85           $5.69           $5.33           $5.16           $5.10
    Net income                               .60             .65             .63             .53             .53
    Dividends<F2>                            .53             .51             .49             .47             .47
    Number of shares outstanding
      at year-end                      6,364,803       6,308,664       6,085,466       5,978,182       5,959,444


  Utility Plant
    Original cost                   $127,117,248    $121,109,335    $114,748,545    $108,804,699    $102,088,220
    Construction expenditures          6,309,906       7,095,827       6,413,721       7,050,376       4,989,967


  Other
    Total assets<F3>                $118,408,387    $113,351,492    $107,626,319    $108,600,110    $102,479,091
    Long-term debt                    32,652,087      32,690,343      32,728,220      32,765,943      32,000,000

<F1> All per share data has been restated to reflect the
     May 2002 two-for-one stock split.
<F2> Cash dividends per share reflect dividends declared
     on shares outstanding at each dividend date.
<F3> Total assets for years prior to 2000 do not reflect
     the reclassification of deferred tax assets and liabilities and the related regulatory assets and liabilities that were made for 2001 and 2000.

For Management's Discussion and Analysis of Financial
Condition and Results of Operations,  Please Refer to
Page 3.

The York Water Company

Description of Business
   The business of the Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission, or PPUC. Water service is supplied through the Company's own distribution system to the City of York, the Boroughs of North York, West York, Manchester, Mount Wolf,
New Salem, Hallam, Jacobus, Loganville, Yorkana, Seven Valleys, East Prospect, Jefferson, Glen Rock, New Freedom, Railroad, and portions of the Townships of Manchester, East Manchester, West Manchester, North Codorus, Shrewsbury, North Hopewell, Hopewell, Springettsbury, Spring Garden, Conewago, Springfield, York, Hellam, Windsor, Lower Windsor, Dover and Jackson. The Company's service territory has an estimated population of 153,000. Industry of the area served is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance, textile products, air conditioning, barbells, etc. The Company's present average daily consumption is 17,901,000 gallons, and its present safe daily yield is 23,000,000 gallons.
     In the area served by the Company, under the regulation of the PPUC, there are no competitors. During the five years ended in 2002, the Company has maintained an increasing growth in number of customers and distribution facilities as shown by the following chart:

             2002        2001        2000        1999        1998
Average
 daily
 consumption
(gallons per
day)       17,901,000 19,734,000 19,542,000 20,928,000 19,488,000
Miles of
 mains at
 year-end         731        717        703        696        671
Additional
 distribution
 mains installed
 (ft.)         72,121     77,923     67,072    130,262     85,431
Number of
 customers     51,023     50,079     49,195     48,144     47,173
Population
 served       153,000    149,000    146,000    144,000    142,000


Operating revenue in 2002 is derived from the following sources and in the following percentages:
Residential 59%; Commercial and Industrial, 33%; Other, 8%.

Market for Common Stock and Dividends
Beginning January 16, 2001, the common stock of The York Water
Company is traded on the Nasdaq National Market. Prior to January 16, 2001, the common stock of The York Water Company was traded over-the-counter.

Quarterly price ranges and cash dividends per share for the last two years follow:

                      2002                        2001

             HIGH    LOW    DIVIDEND<F1> HIGH   LOW  DIVIDEND<F1>
1st Quarter $16.25  $13.02  $0.130      $12.75 $ 8.94   $0.125
2nd Quarter  19.50   15.27   0.130       12.63  11.00    0.125
3rd Quarter  17.90   14.05   0.130       12.66  11.38    0.125
4th Quarter  17.24   12.68   0.135       15.16  11.50    0.130


<F1>Cash dividends per share reflect dividends declared on shares actually outstanding at each dividend date.

  (Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)

Prices are closing prices listed on Nasdaq. Shareholders of record as of December 31, 2002 numbered 1,353.
Per share data has been restated to reflect the May 2002 two-for-one stock split.

Financial Reports and Investor Relations

Shareholders may request, without charge, copies of the Company's financial reports including Annual Reports and Forms 10-K and 10-Q. Such requests, as well as other investor relations inquiries, should be addressed to:

 Jeffrey S. Osman - President        or    visit our web page at:
 The York Water Company                    www.yorkwater.com
 Box 15089, York, PA 17405-7089

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

Results of Operations

2002 Compared with 2001
     Net income for 2002 was $3,790,347, a decrease of $215,720, or 5.4%, compared to 2001.
     Water operating revenues for 2002 increased $150,669, or ..8%, compared to 2001. The increase resulted primarily from the 4.2% rate increase approved by the PPUC, effective September 1, 2001. Despite an increase in customers, per capita consumption was down significantly due to the drought.
     Operating expenses for 2002 increased $752,087, or 7.2%, compared to 2001. The increase was due to a number of factors including: increased public utility realty taxes, increased pension costs, increased health insurance premiums, and increased depreciation expenses. Reduced main and service line maintenance costs due to the completion of highway relocation in 2001 partially offset the increase in operating expenses.
     Interest on short-term debt decreased $111,758 in 2002 compared to 2001 due to lower interest rates and a decline in short-term debt outstanding throughout the year. The average short-term debt outstanding in 2002 and 2001 was $2,432,512 and $3,298,887, respectively.

     Allowance for funds used during construction for 2002 increased $51,574, or 58.7%, when compared to 2001. Capitalized interest on the pipeline to the river project accounts for the majority of the increase.
     Federal and state income taxes declined by $198,956, or 8.9%, due to a decrease in taxable income. The effective tax rates for 2002 and 2001 were 34.9% and 35.8%, respectively.

2001 Compared with 2000
     Net income for 2001 was $4,006,067, an increase of $248,280, or 6.6%, compared to 2000.
     Water operating revenues for 2001 increased $921,379, or 5.0%, compared to 2000. The increase resulted primarily from an increase in customers and to a lesser extent from the 4.2% rate increase approved by the PPUC, effective September 1, 2001.
     Operating expenses for 2001 increased $459,281, or 4.6%, compared to 2000. The increase was due to a number of factors including: increased service line maintenance due to highway relocation, Nasdaq listing fees, higher power costs, increased general insurance premiums, increased pension and supplemental retirement costs, and increased water treatment plant and equipment maintenance expenses. Reduced public utility realty taxes, lower depreciation expense due to the lengthening of asset lives, and lower health insurance premiums partially offset the increase in operating expenses.
     Interest on long-term debt increased $20,083 in 2001 compared to 2000 due to the remarketing of the Series 1995 5% Industrial Development Bonds at 6%. The higher interest rate was in effect for all of 2001. Short-term interest also increased by $69,720 in 2001 compared to 2000 despite lower interest rates, due to an increase in short-term debt outstanding. The average short-term debt outstanding in 2001 and 2000 was $3,298,887 and $1,415,595, respectively.
     Allowance for funds used during construction for 2001 increased $31,943, or 57.1%, when compared to 2000. Capitalized interest on the pipeline to the river project accounts for the increase.
     Federal and state income taxes rose by $149,491, or 7.2%, due to an increase in taxable income. The effective tax rates for 2001 and 2000 were 35.8% and 35.7%, respectively.

Rate Developments
     Within the last several years the Company has filed applications for rate increases with the PPUC and has been granted rate relief as a result of such requests. The most recent rate request was filed by the Company on January 24, 2003, seeking an increase of $2,808,000, or 13.7%, increase in rates. The request has been temporarily suspended by the PPUC pending further review by the various parties to the case.

Liquidity and Capital Resources
     The Company is not aware of demands, events or uncertainties that will result in a decrease of liquidity or in a material change in the mix and relative cost of capital resources.
     During 2002, the per capita volume of water sold declined approximately 3.4% compared to 2001 due to the drought emergency. The Company anticipates a very slow turnaround in per capita consumption in the coming year.
     During 2002, the Company had $6,309,906 of construction expenditures. The Company financed such expenditures through internally generated funds, customers' advances, short-term borrowings, and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), and employee stock purchase plan.
     The Company anticipates construction expenditures for 2003 and 2004 of approximately $16,430,000 and $14,066,000, respectively. The Company plans to finance such expenditures with internally generated funds, customers' advances, short-term borrowings, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), possible debt and stock issues, and employee stock purchase plan.
     During 2002, net cash used in investing and financing activities exceeded net cash provided by operating activities. The Company anticipates that during 2003 net cash used in investing and financing activities will equal net cash provided by operating activities. Borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan, possible debt or stock issues, and customers' advances will be used to satisfy the need for additional cash.
     As of December 31, 2002, current liabilities exceeded current assets by $1,792,676. As of December 31, 2001, current liabilities exceeded current assets by $981,090. Short-term borrowings from lines of credit as of December 31, 2002 and 2001 were $2,737,976 and $2,000,000, respectively. The Company maintains lines of credit aggregating $14,000,000. Loans granted under these lines of credit bear interest based on the prime or LIBOR rates plus 1 to 1.25%. All lines of credit are unsecured and payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.
     During 2002, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 87.7% and 52.1%, respectively.
     Shareholders' investment as a percent of total capitalization was 53.3% as of December 31, 2002 compared with 52.3% as of December 31, 2001.
     The Company had a two-for-one stock split during the second quarter 2002. On May 20, 2002, shareholders of record as of May 10, 2002, received one additional share of common stock for each share held as of the record date. The transaction had no effect on total stockholders' equity. All shares outstanding and per share amounts were restated to reflect the effect of the stock split.
     The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future revenue increases, which are subject to approval by the PPUC.
     The permitting process for the Company's pipeline to the Susquehanna River continued throughout 2002. The Company's petition to reclassify Lake Redman as a warm water fishery is in the final rulemaking stage. The Company expects a favorable final ruling in August 2003 and a discharge permit soon after that. This rulemaking affects only the discharge of water from the Susquehanna River into Lake Redman. While this process continued, the Department of Environmental Protection and the Susquehanna River Basin Commission both approved the Company's allocation permit to withdraw water from the Susquehanna River. This allocation process is now with the Federal Energy Regulatory Commission for its approval. The Company has also applied for construction permits and intends to begin construction in June 2003.
     The engineering phase for the design of the intake, the pump station, and the first mile of pipeline is expected to be completed by April 2003. The entire project cost is estimated at $18 to $20 million and will be financed through a combination of debt and stock issues.

Drought
     On November 6, 2001, the Governor issued a drought warning, which called for voluntary reductions in water use. On February 12, 2002, the drought warning became a drought emergency which imposed mandatory water use restrictions on our service territory. The drought emergency was upgraded to drought warning on November 7, 2002, then to drought watch on December 19, 2002. The drought reduced operating income for 2002. On January 8, 2003, Governor Schweiker returned the county to a normal state.

Critical Accounting Estimates
     The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Our accounting policies require us to make subjective judgments because of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include: the determination of the useful life of our assets; and the valuation of our accounts receivable.
     In connection with the determination of the useful life of the Company's assets, the Company is required to estimate the book depreciation reserve and annual depreciation accruals related to its utility plant. The Company performs service life studies by assembling and compiling historical data related to utility plant, analyzing such data to obtain historical trends of survivor characteristics, and interpreting the data to form judgments of service life characteristics. The Pennsylvania Public Utility Commission reviews and approves the Company's determination of the useful life of the Company's assets.
     In connection with the valuation of the Company's accounts receivable, the Company is required to estimate the collectability of its accounts receivable. The Company reviews historical data related to the collectability of its accounts receivable and performs aging and other calculations in its determination of the carrying value of accounts receivable.
     Other critical accounting estimates are discussed in the Accounting Policies Section.

Effect of Recently Issued Accounting Pronouncements
     The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets" in July 2001. SFAS No. 141 requires that all business combinations initiated after June 30, 2001, shall be accounted for using the purchase method of accounting. The pooling method of accounting is prohibited. SFAS No. 142 prescribes accounting for all purchased goodwill and intangible assets. The statement requires that acquired goodwill is not amortized, but is tested for impairment at least annually or whenever an impairment event arises. The Company does not have goodwill recorded on its books; accordingly, these provisions have no impact on the Company's financial condition or results of operations.
     SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to a legal obligation associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The term "legal obligation" is an obligation the Company is required to settle as a result of an existing or enacted law, statute, ordinance or contractual obligation. The provision of this standard will be effective in 2003. Management has reviewed the statement and has determined that it will have no impact on the Company's financial condition or results of operations.
     SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" was effective for 2002. This statement supercedes SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of." This statement requires an entity to recognize an impairment loss if the carrying value amount of a long-lived asset or asset group is not recoverable and exceeds fair value. Management has reviewed this statement and has determined that the statement will have no impact on the Company's current financial condition or results of operations and that no additional disclosure is required.
     In addition, during 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an amendment to SFAS No. 123" in December 2002; SFAS
147   "Acquisitions of Certain Financial Institutions" in October
2002; SFAS No. 146   "Accounting for Costs Associated with Exit
or Disposal Activities" in June 2002 and SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64" in April 2002. Based upon the Company's current activities, these standards are either not applicable or would not impact its accounting and reporting requirements.

Off-Balance Sheet Transactions
     The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses. The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities, has no lease obligations, and does not have material transactions involving related parties.







Balance Sheets

                                                December 31
Assets                                     2002           2001
UTILITY PLANT, at original cost       $127,117,248   $121,109,335
Less-Reserve for depreciation           20,899,987     19,356,553
                                       106,217,261    101,752,782
OTHER PHYSICAL PROPERTY:
Less-Reserve for depreciation of
 $95,820 in 2002 and $89,392 in
2001 . . . . .                             508,297        511,007

CURRENT ASSETS:
Cash and cash equivalents               .        -         97,447
Receivables, less reserves of
 $130,000 in 2002 and 2001               2,838,501      2,995,000
Materials and supplies, at cost  . . .     480,573        449,777
Prepaid expenses                           293,874        229,248
Deferred income taxes (Note 3)              88,655         88,655
   Total Current Assets                  3,701,603      3,860,127

OTHER LONG-TERM ASSETS:
Prepaid pension cost (Note 6)            2,184,108      2,202,995
Deferred debt expense                      314,269        354,346
Deferred rate case expense                  92,852        144,042
Notes receivable (Note 7)                  835,153      1,121,916
Deferred regulatory assets (Note 1)      2,556,709      1,886,658
Other. . . . . . . . . . . .             1,998,135      1,517,619
                                         7,981,226      7,227,576
                                      $118,408,387   $113,351,492

Capitalization and Liabilities
CAPITALIZATION:
Common stock, no par value, authorized
 31,000,000 shares, issued and out-
 standing 6,364,803 shares in 2002 and
 6,308,664 shares in 2001 (Note 5)    $ 32,331,176   $ 31,473,194
Earnings retained in the business        4,885,532      4,418,280
                                        37,216,708     35,891,474

Long-term debt (Note 4)                 32,652,087     32,690,343
                                        69,868,795     68,581,817
CURRENT LIABILITIES:
Short-term borrowings (Note 4)           2,737,976      2,000,000
Current portion of long-term debt           38,257         37,877
Accounts payable                           738,723        478,423
Dividends payable                          653,082        623,498
Accrued taxes                               28,736        527,674
Advance water revenues                      28,030         25,037
Accrued interest                           678,164        678,163
Other accrued expenses                     591,311        470,545
   Total Current Liabilities             5,494,279      4,841,217

DEFERRED CREDITS:
Customers' advances for construction
 (Note 7). . . . . . . .                17,684,840     17,777,685
Contributions in aid of construction    12,193,101     10,784,143
Deferred income taxes (Note 3)          10,488,787      8,519,594
Deferred regulatory liabilities
 (Note 1) . . . . . . . . . .              942,119        970,330
Deferred employee benefits               1,736,466      1,876,706
                                        43,045,313     39,928,458
                                      $118,408,387   $113,351,492

The accompanying notes are an integral part of these statements.

The York Water Company
Statements of Income

                                     Year Ended December 31
                                 2002        2001         2000
WATER OPERATING REVENUES:
Residential                 $11,527,695 $11,570,453  $10,979,596
Commercial and industrial     5,494,359   5,472,782    5,301,362
Other                         2,531,157   2,359,307    2,200,205
                             19,553,211  19,402,542   18,481,163
OPERATING EXPENSES:
Operation and maintenance     4,630,187   4,565,022    4,217,504
Administrative and general    4,049,496   3,921,598    3,386,889
Depreciation and amortization 1,663,494   1,571,441    1,673,715
Taxes other than income taxes   876,815     409,844      730,516
                             11,219,992  10,467,905   10,008,624
       Operating income       8,333,219   8,934,637    8,472,539

INTEREST EXPENSE AND OTHER INCOME:
Interest on long-term debt
 (Note 4)                     2,759,609   2,759,985    2,739,902
Interest on short-term debt
(Note 4)                         71,671     183,429      113,709
Allowance for funds used
 during construction            (139,423)    (87,849)    (55,906)
Other income, net               (182,570)   (159,536)   (166,003)
                               2,509,287   2,696,029   2,631,702
    Income before income taxes 5,823,932   6,238,608   5,840,837

Federal and state income taxes
(Note 3)                       2,033,585   2,232,541   2,083,050

    Net income                $3,790,347  $4,006,067  $3,757,787

BASIC EARNINGS PER SHARE
 (Note 5)                          $0.60       $0.65       $0.63

Statements of Shareholders' Investment
                                           Earnings
                                           Retained
                                Common      In The     Treasury
                                Stock      Business      Stock

Balance, January 1, 2000     $28,099,197  $3,418,257   $(687,800)
  Net income                           -   3,757,787           -
  Cash dividends ($.49
  per share)                           -  (2,949,993)          -
  Issuance of common stock
  under dividend reinvestment
  plan                           722,609           -           -
  Issuance of common stock
  under employee stock purchase
  plan . . .                      77,698           -           -
Balance, December 31, 2000    28,899,504   4,226,051   (687,800)
  Net income                           -   4,006,067           -
  Cash dividends ($.51 per
  share)                               -  (3,126,038)          -
  Issuance of 76,930 shares
  of common stock              1,783,726           -           -
  Issuance of common stock
  under dividend reinvestment
  plan                           715,023           -           -
  Issuance of common stock
  under employee stock purchase
  plan                            74,941           -           -
  Retirement of treasury stock         -    (687,800)    687,800
Balance, December 31, 2001    31,473,194   4,418,280       -0-
  Net income                           -   3,790,347           -
  Cash dividends ($.53 per share)      -  (3,323,095)          -
  Issuance of common stock
  under dividend reinvestment
  plan                           786,392           -           -
  Issuance of common stock
  under employee stock
  purchase plan                   71,590           -           -
Balance, December 31, 2002   $32,331,176  $4,885,532    $  -0-


The accompanying notes are an integral part of these statements.

The York Water Company
Statements of Cash Flows

                                     Year Ended December 31
                                2002        2001        2000

CASH FLOWS FROM OPERATING
ACTIVITIES:
Net income                   $3,790,347  $4,006,067   $3,757,787
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
Depreciation and amortization 1,663,494   1,571,441    1,673,715
Provision for losses on
 accounts receivable             90,481      89,265       85,357
Increase in deferred income
 taxes (including regulatory
 assets and liabilities)      1,270,931   1,035,136      924,785
Changes in assets and
 liabilities:
  Decrease (increase) in
   accounts receivable           66,018    (229,672)    (186,690)
  Decrease in recoverable
   income taxes                       -           -        5,702
  Increase in materials
   and supplies                (30,796)    (47,007)      (12,330)
  (Increase) decrease in
   prepaid expenses and prepaid
   pension costs                (45,739)      4,416     (233,670)
  Increase (decrease) in
   accounts payable, accrued
   expenses, other liabilities
   and deferred employee
   benefits                      273,403   (384,670)     677,666
 (Decrease) increase in accrued
   interest and taxes           (498,937)   362,671      135,021
  (Increase) decrease in other
   assets                       (204,606)   502,018     (432,002)

   Net Cash Provided by
    Operating Activities       6,374,596  6,909,665    6,395,341

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of temporary
 investments                  (3,290,488 (2,940,152)    (249,046)
Maturities of temporary
 investments                   3,290,488  2,940,152      249,046
Construction expenditures     (6,309,906)(7,095,827)  (6,413,721)
Customers' advances for
 construction and
 contributions
  in aid of construction       1,316,113  1,658,525    1,189,961
Decrease (increase) in
 notes receivable                286,763   (136,122)    (202,000)

  Net Cash Used in Investing
   Activities                 (4,707,030)(5,573,424)  (5,425,760)

CASH FLOWS FROM FINANCING
ACTIVITIES:
Repayments of long-term debt     (37,876)   (37,500)     (37,723)
Net borrowings (repayments)
 under line-of-credit
 agreements                      737,976   (648,946)   1,217,828
Issuance of 76,930 shares
 of common stock                       -  1,783,726            -
Issuance of common stock
 under dividend reinvestment
 plan                            786,392    715,023      722,609
Issuance of common stock
 under employee stock purchase
 plan                              71,590     74,941      77,698
Dividends                      (3,323,095)(3,126,038) (2,949,993)

  Net Cash Used in
   Financing Activities        (1,765,013)(1,238,794)   (969,581)

Net increase (decrease)
 in cash and cash equivalents     (97,447)    97,447           -
Cash and cash equivalents
 at beginning of year              97,447          -           -

Cash and cash equivalents
 at end of year                $        - $   97,447  $        -


Supplemental disclosures
 of cash flow information:
Cash paid during the year for:
  Interest, net of amounts
  capitalized                  $2,683,248 $2,851,378  $2,783,830
  Income taxes                  1,204,172    757,162   1,076,981

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

Property, Plant and Equipment and Depreciation
     Property, plant and equipment consists of utility plant. The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overheads and, for certain utility plant, allowance for funds used during construction. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 2002 and 2001, utility plant includes a credit acquisition adjustment of $1,414,383 and $1,447,968, respectively, which is being amortized over the remaining life of the respective assets. Amortization amounted to $33,585 in 2002 and $33,586 in 2001.
     Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage value, is charged to the reserve for depreciation. Gains or losses from abnormal retirements are reflected in income currently.
     The Company charges to maintenance expense the cost of repairs and replacements and renewals of minor items of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.
     The straight-line remaining life method is used to compute depreciation on utility plant cost, exclusive of land and land rights. The effective rate of depreciation was 1.76% in 2002, 1.74% in 2001, and 1.96% in 2000 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.
     Annual provisions for depreciation of
transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC.
     During 2001, the estimated lives were lengthened for certain assets that resulted in less depreciation expense of approximately $170,000 in 2001. The lengthened lives continued to be used in 2002.

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

Notes Receivable-
     Notes receivable are recorded at cost, less the related allowance for impaired notes receivable. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a note is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate.

Pension Plans-
     The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's compensation before retirement. The Company also has a savings plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The plan covers substantially all of its employees.

Allowance for Funds Used During Construction-
     Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The AFUDC rate was 10.04% for 2002, 2001, and 2000.

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

Reclassification-
     Certain 2001 and 2000 amounts have been reclassified to conform to 2002 presentation.

2.  Rate Increases

     The Company has increased rates as approved by the PPUC in August 2001 (4.2%). The new rates became effective September 1, 2001 and are designed to produce approximately $800,000 in additional annual operating revenues. The Company filed a rate increase request on January 24, 2003, seeking an increase of $2,808,000, or 13.7%. The request has been temporarily suspended by the PPUC pending further review by the various parties to the case.

3.  Income Taxes
     The provisions for income taxes consist of:

                           2002            2001          2000

Federal current       $  425,397      $  710,573    $  926,825
State current            330,172         348,373       297,378
Fe                     1,301,525       1,217,628       811,966
State deferred            12,467          (6,427)       83,563
Federal investment
 tax credit, net
 of current
 utilization             (35,976)        (37,606)      (36,682)

Total income
 taxes                $2,033,585      $2,232,541    $2,083,050

     A reconciliation of the statutory Federal tax provision
(34%) to the total provision follows:

                           2002            2001          2000
Statutory
 Federal tax
 provision            $1,980,137      $2,121,127    $1,985,885
Tax-exempt
 interest                (57,073)        (54,145)      (47,524)
Effect of
 depreciation
 flowed through                -               -       (65,061)
Effect of cost of
 removal flowed
 through                       -               -       (27,990)
Amortization of
 investment tax
 credit                  (38,211)        (38,332)      (38,118)
State income
 taxes, net of
 Federal benefit         226,142         225,684       251,441
Debt issuance
 expenses                      -               -       (31,956)
Cash value of
 life insurance
 policies                (28,264)        (17,134)       (5,196)
Other, net               (49,146)         (4,659)       61,569
Total income
 taxes                $2,033,585      $2,232,541    $2,083,050


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2002 and 2001 are summarized in the following table:

                                          2002            2001
Deferred tax assets:
 Allowance for doubtful
  accounts                          $    88,655      $    88,655
 Deferred compensation                  781,150          263,009
 Customers' advances
  and contributions                     459,475          512,339
 Alternative minimum tax
  credit carryforward                   453,918          768,511
 Other                                   31,474           35,104

 Total gross deferred
 tax assets                           1,814,672        1,667,618

Less valuation   allowance                    -                -

 Total deferred tax assets            1,814,672        1,667,618

Deferred tax liabilities:
 Accelerated depreciation            10,733,745        8,616,012
 Investment tax credit                  340,407          351,804
 Pension income                         886,604          894,271
 Other, net                             254,048          236,470
 Total deferred tax liabilities      12,214,804       10,098,557
 Net deferred tax liability         $10,400,132      $ 8,430,939
Reflected on balance sheets as:
 Current deferred tax asset         $   (88,655)     $   (88,655)
 Noncurrent deferred tax liability   10,488,787        8,519,594
 Net deferred tax liability         $10,400,132      $ 8,430,939

     No valuation allowance is required for deferred tax assets as of December 31, 2002 and 2001. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

4.  Borrowings

    Long-term debt as of December 31, 2002 and 2001 is summarized in the following table:

                                         2002            2001
10.17% Senior Notes,
  Series A, due 2019                $ 6,000,000      $ 6,000,000
9.60% Senior Notes,
  Series B, due 2019                  5,000,000        5,000,000
10.05% Senior Notes,
  Series C, due 2020                  6,500,000        6,500,000
8.43% Senior Notes,
  Series D, due 2022                  7,500,000        7,500,000


4.40% Industrial Development
  Authority Revenue Refunding Bonds,
  Series 1994, due 2009               2,700,000        2,700,000
1% Pennvest Note, due 2019              652,087          690,343
6% Industrial Development
  Authority Revenue
  Refunding Bonds, Series 1995,
  due 2010                            4,300,000        4,300,000

                                    $32,652,087      $32,690,343

     The 6.0% Industrial Development Authority Revenue Refunding Bonds, Series 1995, have a mandatory tender date of June 1, 2005. The Company is required to repurchase any unremarketed bonds.
     The 4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994, have a mandatory tender date of May 15, 2004. The Company is required to repurchase any unremarketed bonds.
       The terms of the debt agreements limit in some cases the Company's ability to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500,000 plus net income since that date. As of December 31, 2002, none of the earnings retained in the business are restricted under these provisions.
     The Company maintains lines of credit aggregating $14,000,000. Loans granted under these lines as of December 31, 2002 bear interest based on the prime or LIBOR rate plus 1 to 1.25%. There were $2,737,976 of short-term borrowings as of December 31, 2002 and $2,000,000 as of December 31, 2001. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2002 was 2.56%. All of the lines of credit are payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.

5.  Common Stock and Earnings Per Share

     Earnings per share are based upon the weighted average number of shares outstanding of 6,330,394 in 2002; 6,153,250 in 2001; and 6,021,350 in 2000. The Company does not have dilutive securities.
     Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined).
As of December 31, 2002, 99,180 shares have been issued under the plan.
     Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). As of December 31, 2002, 2,981,029 shares of the 3,840,000 shares authorized have been issued.
     On October 22, 1999, the Company purchased 38,000 shares of its common stock in a private transaction.
These shares were retired in 2001.
     On July 23, 2001, the Company offered to holders of its common stock non-transferable subscription rights to purchase up to an aggregate of 120,000 shares of common stock. All shareholders were granted one subscription right for every 25 shares of common stock held of record as of June 30, 2001. Each subscription right entitled the holder to purchase one share at a purchase price of $23.61 per share. On September 10, 2001, subscription rights to purchase 76,930 shares were exercised.
The net proceeds, $1,783,726, were used to repay short-term borrowings.
     During the second quarter of 2002, the Company had a two-for-one stock split. On May 20, 2002, shareholders of record as of May 10, 2002, received one additional share of common stock for each share held as of the record date. The transaction had no effect on total shareholders' equity. All shares outstanding and per share amounts in this report have been restated to reflect the effect of the stock split.

6.  Employee Benefit Plans

     The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service times the sum of $17.50 plus 1.5% of final average monthly earnings in excess of $400. The Company's funding policy is to contribute annually the maximum amount permitted by the Employee Retirement Income Security Act of 1974, as amended.
     The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 2002 and 2001. The measurement of assets and obligations of the plans is as of December 31, 2002 and 2001.

                                         2002            2001
Pension benefit obligations
 beginning of year                  $11,954,086      $11,993,805
Service cost                            340,834          384,287
Interest cost                           835,276          795,934
(Decrease) increase due
 to actuarial (gain) loss               702,549         (697,159)
Benefit payments                       (590,052)        (522,781)
Pension benefit
 obligation end of year             $13,242,693      $11,954,086

Fair value of plan
 assets beginning of year           $13,327,027      $15,006,375
Actual return on plan
 assets                              (1,007,496)      (1,156,567)
Employer contributions                  242,116                -
Benefits paid                          (590,052)        (522,781)
Fair value of plan
 assets end of year                 $11,971,595      $13,327,027

Funded status                       $(1,271,098)     $ 1,372,941
Unrecognized
 transition asset                             -          (36,333)
Unrecognized net
 prior service cost                     205,072          236,404
Unrecognized net loss                 3,250,134          629,983

Prepaid pension cost
 as of December 31,
 2002 and 2001                      $ 2,184,108      $ 2,202,995

Net periodic pension expense (income) for 2002, 2001 and 2000 included the following components:

                              2002          2001        2000
Service cost-benefits
 earned during the
 year                      $ 340,834    $  384,287    $ 332,258
Interest cost on
 projected benefit
 obligation                  835,276       795,934      752,667
Expected return
 on plan assets             (910,110)   (1,030,129)  (1,064,600)
Amortization of
 asset                       (36,333)     (206,000)    (206,000)
Amortization of
 prior service cost           31,336        31,336       31,017
Amortization of
 accumulated gain                  -             -      (45,882)
Net periodic
 pension expense(income)   $ 261,003     $ (24,572)   $(200,540)


     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 6.75% in 2002, 7.25% in 2001 and 6.75% in 2000. The rate of increase in future compensation levels was 5%. The expected long-term rate of return on assets was 7%.

     The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 50% of the participant's contribution, up to a maximum annual Company contribution of $1,500 for each employee. Contributions to the plan amounted to $76,149 in 2002, $61,584 in 2001, and $58,952 in 2000.

     The Company has non-qualified deferred compensation agreements with certain senior management. The future commitments under these arrangements have been funded through corporate - owned life insurance policies. At December 31, 2002 and 2001, the present value of the future obligations was $1,736,465 and $1,876,706 respectively. The insurance policies included in other assets had a total cash value of $1,890,805 and $1,405,425, respectively, at December 31, 2002 and 2001.

7.   Notes Receivable and Customers' Advances for Construction

     The Company has entered into agreements with six municipalities to extend water service into newly-formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds back to the Company in the form of customers' advances for construction. The municipalities are required by enacted ordinance to charge application fees and water revenue surcharges (fees) to customers connected to the system which are remitted to the Company. The principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes nor expiration date for the advances.
     The Company has recorded interest income of $151,922 in 2002, $142,560 in 2001, and $122,828 in 2000.
     Included in the accompanying balance sheets at December 31, 2002 and 2001 were the following amounts related to these projects.



                                          2002           2001
Notes receivable,
 including interest                   $  669,265     $  947,852
Customers' advances
 for construction                      2,758,130      3,090,261

     The Company has other notes receivable totaling $165,888 and $174,064 at December 31, 2002 and 2001, respectively.
     The Company has other customers' advances for construction totaling $14,926,710 and $14,687,424 at December 31, 2002 and
2001, respectively.
     During the second quarter of 2002, the Company offset notes receivable in the amount of $388,078 against the related advances for construction based on its determination that the principal recoverable from note holders was less than the recorded amount, and the fact that advances are not fully refundable to the extent that payments are not received on the notes.

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

10.  Fair Value of Financial Instruments

     The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.
     The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $32,652,087 at December 31, 2002 and $32,690,343 at December 31, 2001, had an estimated fair value of approximately $42,000,000 in 2002 and $39,000,000 in 2001. The
weighted average rates used to calculate the carrying value were based on the 30-year Treasury Bond yield. The 2002 and 2001 rates were 5.99% and 6.58%,respectively.
     The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2002 of $17,684,840 and $835,153, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

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








12.  Selected Quarterly Financial Data (Unaudited)

2002                                     First          Second          Third           Fourth           Year
Water operating revenue               $4,679,634      $4,876,305      $5,276,135      $4,721,137      $19,553,211
Utility Operating Income               2,074,943       1,982,195       2,384,386       1,891,695        8,333,219
Net income                               875,447         920,934       1,115,543         878,423        3,790,347
Basic Earnings per share                     .14             .15             .18             .13              .60
Dividends per share                          .13             .13             .13             .14              .53

2001

Water operating revenue               $4,495,450      $4,763,382      $5,110,284      $5,033,426      $19,402,542
Utility operating income               1,951,126       2,034,245       2,890,671       2,058,595        8,934,637
Net income                               802,200         856,689       1,363,695         983,483        4,006,067
Basic earnings per share                     .13             .14             .23             .15              .65
Dividends per share                          .12             .13             .13             .13              .51


                         INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of Directors of The York Water
Company:



We have audited the accompanying balance sheets of The York Water Company as of December 31, 2002 and 2001, and the related statements of income, shareholders' investment, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


/s/ Stambaugh Ness, PC

York, Pennsylvania
March 4, 2003

Directors, Officers and Key Employees

William T. Morris, P.E.<F1> (65)
Chairman of the Board
The York Water Company


Irvin S. Naylor <F1> (67)
Vice Chairman of the Board
President
Snow Time, Inc.


George Hay Kain, III (54)
Attorney at Law

Chloe R. Eichelberger (68)
President/Chief Executive Officer
Chloe Eichelberger Textiles, Inc.

John L. Finlayson <F1> (61)
Vice President-Finance and Administration
Susquehanna Pfaltzgraff Co.


Michael W. Gang <F1> (51)
Partner
Morgan, Lewis & Bockius LLP


Thomas C. Norris (64)
Chairman-Retired
P. H. Glatfelter  Company

George W. Hodges (51)
Office of the  President
The Wolf Organization, Inc.

Jeffrey S. Osman <F1> (60)
President and Chief Executive Officer
The York Water Company

Directors Emeriti
Robert E. Skold
Josephine S. Appell
Frank Motter
Horace Keesey III

Transfer Agent and  Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY  10273-0923
(800) 937-5449
www.amstock.com

Staff
Jeffrey S. Osman
President and Chief Executive Officer

Vernon L. Bracey
Vice President-Customer Service

Duane R. Close
Vice President-Operations

Jeffrey R. Hines,P.E.
Vice President-Engineering
Secretary

Bruce C. McIntosh
Vice President-Human Resources

Kathleen M. Miller
Chief Financial Officer
Treasurer

Stock Exchange Listing

The Company's common shares trade on the Nasdaq National Market.
The trading symbol is "YORW."

   YORW
   NASDAQ
   LISTED

 <F1> Members of the Executive Committee