Form 10-K, Exhibit 13
period 2003-12-31
YORK WATER CO
filed 2004-03-12
CIK 108985

EXHIBIT 13

Highlights of Our 188th Year

The York Water Company – 2003 Annual Report

Summary of Operations

For the Year	2003	2002	2001	2000	1999

Water operating revenue	$20,888,536	$19,553,211	$19,402,542	$18,481,163	$17,511,251
Operating expenses	11,554,957	11,219,992	10,467,905	10,008,624	10,255,553

Operating income	9,333,579	8,333,219	8,934,637	8,472,539	7,255,698
Interest expense	2,523,132	2,691,857	2,855,565	2,797,705	2,643,579
Other income, net	12,499	182,570	159,536	166,003	252,058
Income taxes	2,374,650	2,033,585	2,232,541	2,083,050	1,710,104

Net income	$4,448,296	$3,790,347	$4,006,067	$3,757,787	$3,154,073

Per Share of Common Stock
Book value	$6.08	$5.85	$5.69	$5.33	$5.16
Net income	.70	.60	.65	.63	.53
Dividends (1)	.55	.53	.51	.49	.47
Number of shares outstanding at year-end	6,419,230	6,364,803	6,308,664	6,085,466	5,978,182

Utility Plant
Original cost	$138,314,291	$127,117,248	$121,109,335	$114,748,545	$108,804,699
Construction expenditures	11,526,563	6,309,906	7,095,827	6,413,721	7,050,376

Other
Total assets	$127,508,458	$118,408,387	$113,351,492	$107,626,319	$108,600,110
Long-term debt	32,652,086	32,690,344	32,728,220	32,765,720	32,800,000

(1) Cash dividends per share reflect dividends declared on shares outstanding at each dividend date.

For Management's Discussion and Analysis of Financial Condition and Results of Operations, Please Refer to Page 3.

Description of Business

The business of the Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission, or PPUC. Water service is supplied through the Company's own distribution system to the City of York, the Boroughs of North York, West York, Manchester, Mount Wolf, New Salem, Hallam, Jacobus, Loganville, Yorkana, Seven Valleys, East Prospect, Jefferson, Glen Rock, New Freedom, Railroad, and portions of the Townships of Manchester, East Manchester, West Manchester, North Codorus, Shrewsbury, North Hopewell, Hopewell, Springettsbury, Spring Garden, Conewago, Springfield, York, Hellam, Windsor, Lower Windsor, Dover and Jackson. The Company's service territory has an estimated population of 156,000. Industry of the area served is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance, textile products, air conditioning, barbells, etc. The Company's present average daily consumption is 17,498,000 gallons, and its present safe daily yield is 23,000,000 gallons.

In the area served by the Company, under the regulation of the PPUC, there are no competitors. During the five years ended in 2003, the Company has maintained an increasing growth in number of customers and distribution facilities as shown by the following chart:

	2003	2002	2001	2000	1999

Average daily consumption (gallons per day)	17,498,000	17,901,000	19,734,000	19,542,000	20,928,000
Miles of mains at year-end	746	731	717	703	696
Additional distribution mains installed (ft.)	79,988	72,121	77,923	67,072	130,262
Number of customers	51,916	51,023	50,079	49,195	48,144
Population served	156,000	153,000	149,000	146,000	144,000

Operating revenue in 2003 is derived from the following sources and in the following percentages:

Residential 60%; Commercial and Industrial, 27%; Other, 13%.

Market for Common Stock and Dividends

The common stock of The York Water Company is traded on the Nasdaq National Market.

Quarterly price ranges and cash dividends per share for the last two years follow:

	2003			2002
	High	Low	Dividend*	High	Low	Dividend*

1 st Quarter	$16.90	$14.40	$0.135	$16.25	$13.02	$0.130
2 nd Quarter	19.95	15.90	0.135	19.50	15.27	0.130
3 rd Quarter	18.28	16.24	0.135	17.90	14.05	0.130
4 th Quarter	18.55	17.00	0.145	17.24	12.68	0.135

* Cash dividends per share reflect dividends declared on shares actually outstanding at each dividend date.

(Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)

Prices are closing prices listed on Nasdaq.

Shareholders of record as of December 31, 2003 numbered approximately 1,392.

Financial Reports and Investor Relations

Shareholders may request, without charge, copies of the Company’s financial reports including Annual Reports and Forms 10-K and 10-Q. Such requests, as well as other investor relations inquiries, should be addressed to:

Kathleen M. Miller – Chief Financial Officer	The York Water Company or	or visit our web page at:
	Box 15089, York, PA 17405-7089	wwwyorkwatercom

Management's Discussion and Analysis

of Financial Condition and Results of Operations

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements made with respect to the results of operations and businesses of the Company. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include certain information relating to the Company’s business strategy, including the markets in which it operates, the services it provides, its plans for construction, its expansion of its service territories, water usage by its customers and its plans to invest in new technologies. These forward-looking statements are based upon management's current plans, expectations, estimates and assumptions and are subject to a number of risks and uncertainties that could significantly affect current plans, anticipated actions and the Company's financial condition and results of operations. Factors that may cause actual results to differ materially from those discussed in such forward-looking statements include, among others, the following possibilities: (i) weather conditions, particularly the amount of rainfall; (ii) the level of commercial and industrial business activity within the Company's service territory; (iii) construction of new housing within the Company's service territory; (iv) governmental regulation affecting the Company's rates and service obligations; and (v) general economic and business conditions, including interest rates, which are less favorable than expected. The Company does not intend to update these cautionary statements.

Results of Operations

2003 Compared with 2002

Net income for 2003 was $4,448,296, an increase of $657,949, or 17.4%, compared to 2002.

Water operating revenues for 2003 increased $1,335,325, or 6.8%, compared to 2002. The increase resulted primarily from the 8.5% rate increase effective June 26, 2003. Additional revenues came from the distribution surcharge, which was collected from all customers during the first half of 2003 for infrastructure improvements, and an increase in the average number of customers of 853.

Operating expenses for 2003 increased $334,965, or 3.0%, compared to 2002. The increase was due to higher depreciation, insurance, and rate case expense, along with higher contractual and directors’ fees amounting to $362,000. Reduced source of supply expenses, pumping station maintenance, main maintenance, and lower realty taxes partially offset the increase by $115,000.

Interest on short-term debt increased $11,984, or 16.7%, in 2003 compared to 2002 due to an increase in short-term debt outstanding throughout the year, which was partially offset by a decrease in rates paid on outstanding debt. The average short-term debt outstanding in 2003 and 2002 was $3,672,010 and $2,432,512, respectively.

Allowance for funds used during construction for 2003 increased $180,328, or 129.3%, when compared to 2002.  Capitalized interest on the costs associated with the Susquehanna River Pipeline project accounts for the majority of the increase.

Other income, net decreased $170,071, or 93.2%, when compared to 2002 due largely to a $197,000 increase in supplemental retirement expenses caused by a decrease in the discount rate provided by our pension actuary and used in the present value calculations. An $85,000 increase in interest income on water district notes receivable partially offset the decrease.

Federal and state income taxes increased by $341,065, or 16.8%, due to an increase in taxable income. The effective tax rates for 2003 and 2002 were 34.8% and 34.9%, respectively.

2002 Compared with 2001

Net income for 2002 was $3,790,347, a decrease of $215,720, or 5.4%, compared to 2001.

Water operating revenues for 2002 increased $150,669, or .8%, compared to 2001. The increase resulted primarily from the 4.2% rate increase approved by the PPUC, effective September 1, 2001. Despite an increase in customers, per capita consumption was down significantly due to the drought.

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

Rate Developments

Within the last several years the Company has filed applications for rate increases with the PPUC and has been granted rate relief as a result of such requests. The most recent rate request was filed by the Company on January 24, 2003, seeking an increase of $2,808,000, or 13.7%, increase in rates. Effective June 26, 2003, the PPUC authorized an increase in rates designed to produce approximately $1,725,000 in additional operating revenues, an increase of 8.5%. The Company plans to file its next rate increase request in April 2004.

Liquidity and Capital Resources

During 2003, the revenue mix changed somewhat. Less revenue was earned in the commercial and industrial category, in favor of increased residential, public and fire service revenues. During 2003, the per capita volume of water sold declined approximately 3.5%. Some of the decline resulted from continued conservation efforts on the part of our customers following the drought of 2002, when our service territory was in a state of drought emergency for nine months. The remainder was due to an extremely wet year. 2003 was the second wettest year in history. Water consumption began to increase during the fourth quarter of 2003, and we anticipate a slow return to historical consumption levels.

As of December 31, 2003, current liabilities exceeded current assets by $9,939,950. As of December 31, 2002, current liabilities exceeded current assets by $1,846,284. The increase in net current liabilities was due to increased payables and short-term borrowings primarily related to the pipeline project (see Susquehanna River Pipeline Project Update), and the reclassification of $2.7 million of long-term debt to current maturities due to its re-marketing in 2004. Short-term borrowings from lines of credit as of December 31, 2003 and 2002 were $7,153,119 and $2,737,976, respectively. The Company maintains lines of credit aggregating $26,500,000. Loans granted under these lines of credit bear interest at the LIBOR (London Interbank Offered Rates) rate plus 1 to 1.25%. All lines of credit are unsecured and payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.

During 2003, net cash used in investing and financing activities equaled net cash provided by operating activities. The Company anticipates that during 2004 the same situation will occur. Borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan, customer advances, and long-term debt and stock issues will be used to satisfy the need for additional cash.

During 2003, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 79.0% and 49.5% respectively. The current dividend rate is 14.5 cents per share per quarter. The Company expects to maintain this rate throughout 2004 as long as earnings allow it.

During 2003, the Company had $10,320,952 of construction expenditures. The Company financed such expenditures through internally generated funds, customers' advances, short-term borrowings, and proceeds from the issuance of common stock under its dividend reinvestment plan, and employee stock purchase plan.

The Company anticipates construction expenditures for 2004 and 2005 of approximately $28,614,000 and $5,623,000, respectively. A large portion of the 2004 expenditures is for the Susquehanna River pipeline project. The Company plans to finance these future expenditures using the same sources as 2003 and additional debt and stock issues. The Company has received approval from both the Pennsylvania Economic Development Financing Authority and the PPUC to issue tax-exempt bonds. The Company plans to issue $7.3 million in tax-exempt bonds in April of 2004. Proceeds will be used to pay down short-term debt incurred to finance the project.

During the second quarter of 2004, the Company is planning a follow-on common stock offering to raise approximately $7.5 million. The proceeds will be used to pay down short-term debt. Then in the fourth quarter of 2004, the Company plans to issue $12 million in tax-free bonds to pay off the remaining short-term debt incurred to finance the project.

Shareholders' investment as a percent of the total capitalization was 54.5% as of December 31, 2003 compared with 53.3% as of December 31, 2002. Following the tax-free debt issues and the follow-on common stock offering in 2004, the company expects to be weighted higher in debt.

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

Contractual Obligations

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations	$32,652,086	$2,738,641	$4,378,451	$80,036	$25,454,958
Purchase Obligations	17,503,417	17,503,417	0	0	0
Deferred Employee Benefits	4,084,055	187,519	375,994	366,629	3,153,913

Total	$54,239,558	$20,429,577	$4,754,445	$446,665	$28,608,871

Susquehanna River Pipeline Project Update

The Company received approval from the Environmental Protection Agency and the Department of Environmental Protection (DEP) to reclassify Lake Redman from a cold water fishery to a warm water fishery. The Company is now awaiting DEP approval of a discharge permit, a GP-4 intake permit, and the amended construction permit to build the outfall at Lake Redman.

The Groundbreaking Ceremony for the Project was held on August 21, 2003. Construction on both the pumping station and the pipeline began in mid-September. As of the end of January, approximately 24,500 feet, or 31%, of the pipeline has been completed. The pumping station is slightly behind schedule but is not expected to delay the Project. The Project is expected to be completed by November 2004 at an estimated cost of $22 million. Susquehanna River pipeline construction expenditures and other capital expenditures are expected to be funded through tax-exempt bond issues and a follow-on common stock offering as previously disclosed.

Critical Accounting Estimates

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Our accounting policies require us to make subjective judgments because of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include: the determination of the useful life of our assets, and the discount rate used in our pension plan calculations.

In connection with the determination of the useful life of the Company’s assets, the Company is required to estimate the book depreciation reserve and annual depreciation accruals related to its utility plant. The Company performs service life studies by assembling and compiling historical data related to utility plant, analyzing such data to obtain historical trends of survivor characteristics, and interpreting the data to form judgments of service life characteristics. The Pennsylvania Public Utility Commission reviews and approves the Company’s determination of the useful life of the Company’s assets.

In connection with the discount rate used in our pension disclosure, the Company selected the 6.25% discount rate as of December 31, 2003 based on the Moody's AA bond rate. This rate was selected to approximate the rate that would be used if the obligations were to be settled by purchasing annuities from an insurance carrier. This is consistent with the methodology used to select discount rates in the past.

Other critical accounting estimates are discussed in the Accounting Policies Section.

Effect of Recently Issued Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain specified guarantees. Under FIN 45, the Company does not issue any guarantees that would require liability recognition or disclosure.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 was revised in December 2003. This Interpretation provides new guidance for the consolidation of variable interest entities (VIEs) and requires such entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. The Interpretation also adds disclosure requirements for investors that are involved with unconsolidated VIEs. The disclosure requirements apply to all financial statements issued after December 31, 2003. The consolidation requirements apply to companies that have interests in special-purpose entities for periods ending after December 15, 2003. Consolidation of other types of VIEs is required in financial statements for periods ending after March 15, 2004. The adoption of this Interpretation did not have and is not expected to have an impact on the Company's financial condition or results of operations.

In April 2003, the Financial Accounting Standards Board issued Statement No. 149, "Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities." This statement clarifies the definition of a derivative and incorporates certain decisions made by the Board as part of the Derivatives Implementation Group process. This Statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective dates. Adoption of this standard did not have an impact on the Company's financial condition or results of operations.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that an issuer classify a financial instrument that is within its scope as a liability. Many of these instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective beginning July 1, 2003. The adoption of this standard did not have an impact on the Company's financial condition or results of operations.

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

Balance Sheets

The York Water Company - 2003

	December 31
Assets	2003	2002

UTILITY PLANT, at original cost	$138,314,291	$127,117,248
Less-Reserve for depreciation	22,512,047	20,899,987

	115,802,244	106,217,261

OTHER PHYSICAL PROPERTY:
Less-Reserve for depreciation of $104,571 in 2003 and $95,820 in 2002	664,982	508,297

CURRENT ASSETS:
Receivables, less reserves of $130,000 in 2003 and 2002	3,163,285	2,838,501
Materials and supplies, at cost	592,376	480,573
Prepaid expenses	262,980	293,874
Deferred income taxes	88,655	88,655

Total Current Assets	4,107,296	3,701,603

OTHER LONG-TERM ASSETS:
Prepaid pension cost	1,836,228	2,184,108
Deferred debt expense	294,612	314,269
Deferred rate case expense	143,390	92,852
Notes receivable	658,878	835,153
Deferred regulatory assets	1,847,406	2,556,709
Other	2,153,422	1,998,135

	6,933,936	7,981,226

	$127,508,458	$118,408,387

Capitalization and Liabilities
CAPITALIZATION:
Common stock, no par value, authorized 31,000,000 shares, issued and outstanding
6,419,230 shares in 2003 and 6,364,803 shares in 2002	$33,234,985	$32,331,176
Preferred stock, authorized 500,000 shares, no shares issued	-	-
Earnings retained in the business	5,821,544	4,885,532

	39,056,529	37,216,708

Long-term debt	29,913,445	32,652,087

	68,969,974	69,868,795

COMMITMENTS AND CONTINGENT LIABILITIES

CURRENT LIABILITIES:
Short-term borrowings	7,153,119	2,737,976
Current portion of long-term debt	2,738,641	38,257
Accounts payable	1,743,094	738,723
Dividends payable	718,540	653,082
Accrued taxes	361,936	28,736
Advance water revenues	26,435	28,030
Accrued interest	678,164	678,164
Deferred regulatory liabilities	88,655	88,655
Other accrued expenses	538,662	556,264

Total Current Liabilities	14,047,246	5,547,887

DEFERRED CREDITS:
Customers' advances for construction	18,445,063	17,684,840
Contributions in aid of construction	12,776,288	12,193,101
Deferred income taxes	9,412,313	9,285,773
Deferred investment tax credits	1,165,892	1,203,014
Deferred regulatory liabilities	830,523	853,464
Deferred employee benefits	1,861,159	1,771,513

	44,491,238	42,991,705

	$127,508,458	$118,408,387

The accompanying notes are an integral part of these statements.

Statements of Income

The York Water Company - 2003

	Year Ended December 31
	2003	2002	2001

WATER OPERATING REVENUES:
Residential	$12,574,219	$11,527,695	$11,570,453
Commercial and industrial	5,671,566	5,494,359	5,472,782
Other	2,642,751	2,531,157	2,359,307

	20,888,536	19,553,211	19,402,542

OPERATING EXPENSES:
Operation and maintenance	4,659,419	4,630,187	4,565,022
Administrative and general	4,253,106	4,049,496	3,921,598
Depreciation and amortization	1,778,672	1,663,494	1,571,441
Taxes other than income taxes	863,760	876,815	409,844

	11,554,957	11,219,992	10,467,905

Operating income	9,333,579	8,333,219	8,934,637

INTEREST EXPENSE AND OTHER INCOME:
Interest on long-term debt	2,759,228	2,759,609	2,759,985
Interest on short-term debt	83,655	71,671	183,429
Allowance for funds used during construction	(319,751)	(139,423)	(87,849)
Other income, net	(12,499)	(182,570)	(159,536)

	2,510,633	2,509,287	2,696,029

Income before income taxes	6,822,946	5,823,932	6,238,608

Federal and state income taxes	2,374,650	2,033,585	2,232,541

Net income	$4,448,296	$3,790,347	$4,006,067

BASIC EARNINGS PER SHARE	$0.70	$0.60	$0.65

____________________________________________________________________________________________________

Statements of Shareholders' Investment

		Earnings
	Common	Retained	Treasury
	Stock	In The Business	Stock

Balance, January 1, 2001	$28,899,504	$4,226,051	$(687,800)
Net income	-	4,006,067	-
Dividends ($.51 per share)	-	(3,126,038)	-
Issuance of 153,860 shares of common stock	1,783,726	-	-
Issuance of common stock under dividend reinvestment plan	715,023	-	-
Issuance of common stock under employee stock purchase plan	74,941	-	-
Retirement of treasury stock	-	(687,800)	687,800

Balance, December 31, 2001	31,473,194	4,418,280	-
Net income	-	3,790,347	-
Dividends ($.53 per share)	-	(3,323,095)	-
Issuance of common stock under dividend reinvestment plan	786,392	-	-
Issuance of common stock under employee stock purchase plan	71,590	-	-

Balance, December 31, 2002	32,331,176	4,885,532	-

Net income	-	4,448,296	-
Dividends ($.55 per share)	-	(3,512,284)	-
Issuance of common stock under dividend reinvestment plan	820,742	-	-
Issuance of common stock under employee stock purchase plan	83,067	-	-

Balance, December 31, 2003	$33,234,985	$5,821,544	$-

The accompanying notes are an integral part of these statements.

Statements of Cash Flows

The York Water Company - 2003

	Year Ended December 31
	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,448,296	$3,790,347	$4,006,067
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	1,778,672	1,663,494	1,571,441
Provision for losses on accounts receivable	97,297	90,481	89,265
Increase in deferred income taxes (including regulatory
assets and liabilities)	775,780	1,270,931	1,035,136
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(422,081)	66,018	(229,672)
Increase in materials and supplies	(111,803)	(30,796)	(47,007)
Decrease (increase) in prepaid expenses and prepaid
pension costs	378,774	(45,739)	4,416
(Decrease) increase in accounts payable, accrued expenses,
other liabilities and deferred employee benefits	(130,791)	171,029	(522,044)
Increase (decrease) in accrued interest and taxes	333,200	(498,937)	362,671
(Increase) decrease in other assets	(179,945)	(204,606)	502,018

Net Cash Provided by Operating Activities	6,967,399	6,272,222	6,772,291

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of temporary investments	(366,238)	(3,290,488)	(2,940,152)
Maturities of temporary investments	366,238	3,290,488	2,940,152
Construction expenditures	(10,320,952)	(6,237,116)	(7,004,037)
Customers' advances for construction and contributions
in aid of construction	1,343,410	1,316,113	1,658,525
Decrease (increase) in notes receivable	176,275	286,763	(136,122)

Net Cash used in Investing Activities	(8,801,267)	(4,634,240)	(5,481,634)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(38,258)	(37,876)	(37,500)
Net borrowings (repayments) under line-of-credit agreements	4,415,143	737,976	(648,946)
Issuance of 153,860 shares of common stock	-	-	1,783,726
Issuance of common stock under dividend reinvestment plan	820,742	786,392	715,023
Issuance of common stock under employee stock purchase plan	83,067	71,590	74,941
Dividends paid	(3,446,826)	(3,293,511)	(3,080,454)

Net Cash provided by (used in) Financing Activities	1,833,868	(1,735,429)	(1,193,210)

Net (decrease) increase in cash and cash equivalents	-	(97,447)	97,447
Cash and cash equivalents at beginning of year	-	97,447	-

Cash and cash equivalents at end of year	$-	$-	$97,447

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$2,521,995	$2,683,248	$2,851,378
Income taxes	838,658	1,204,172	757,162

Supplementary schedule of non cash investing and financing activities: accounts payable includes $1,205,611 in 2003, $72,790 in 2002, and $91,790 in 2001 for the construction of utility plant.

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

l. Accounting Policies

The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the PPUC.

The Company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation , and, therefore, certain of the accounting principles followed may differ from enterprises in general to reflect the economic effect of rate decisions by regulatory authorities.

The following summarizes the significant accounting policies employed by The York Water Company.

Utility Plant and Depreciation

The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overhead and, for certain utility plant, allowance for funds used during construction. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 2003 and 2002, utility plant includes a credit acquisition adjustment of $1,380,798 and $1,414,383, respectively, which is being amortized over the remaining life of the respective assets. Amortization amounted to $33,585 in 2003 and in 2002.

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

The straight-line remaining life method is used to compute depreciation on utility plant cost, exclusive of land and land rights. The effective rate of depreciation was 1.81% in 2003, 1.76% in 2002, and 1.74% in 2001 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.

Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives.  Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC.

Deferred Charges

Deferred debt expense is amortized on a straight-line basis over the term of the related debt.

Deferred rate case expense is amortized as specified by the PPUC for rate-making purposes.

Revenues

Revenues include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the latest meter reading to the end of the accounting period.

Customers' Advances for Construction

Advances are received from customers for construction of utility plant and are refundable as operating revenues are earned and any notes receivable have been paid after the completion of construction. After all refunds to which the customer is entitled are made, any remaining balance is transferred to contributions in aid of construction.

Contributions in Aid of Construction

Contributions in aid of construction include direct contributions and the portion of customers' advances for construction, which become nonrefundable. Transfers to other accounts may not be made without approval of the PPUC.

Income Taxes and Deferred Regulatory Assets and Liabilities

Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent such income taxes increase or decrease future rates, an offsetting regulatory asset or liability has been recorded.

As a result of the Company's recently approved rate case on June 26, 2003, and in accordance with SFAS No. 71, pension expenses in excess of the pension contribution have been classified as regulatory assets. This regulatory asset will be expensed in the income statement in the same period that it is reflected in rates charged for water service.

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets. As of December 31, 2003 and 2002, deferred investment tax credits amounted to $1,165,892 and $1,203,014, respectively.

Accounts Receivable

Accounts receivable are stated at outstanding balances, less a reserve for doubtful accounts. The reserve for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the reserve and subsequent recoveries, if any, are credited to the reserve. The reserve for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the reserve is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

Notes Receivable

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

Pension Plans

The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's compensation before retirement. The Company also has a savings plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The plan covers substantially all of its employees.

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The PPUC approved AFUDC rate was 10.04% for 2003, 2002, and 2001.

Statements of Cash Flows

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

Use of Estimates in the Preparation of Financial Statements

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

Reclassification

Certain 2001 and 2002 amounts have been reclassified to conform to the 2003 presentation. Such reclassifications had no effect on net income.

2. Rate Increases

The Company increased rates as approved by the PPUC in August 2001 (4.2%). The rates became effective September 1, 2001 and were designed to produce approximately $800,000 in additional annual operating revenues. The Company subsequently increased rates as approved by the PPUC in June 2003 (8.5%). The new rates became effective June 26, 2003 and are designed to produce approximately $1,725,000 in additional annual operating revenues. The next increase request is projected to be filed in April 2004.

3. Income Taxes

The provisions for income taxes consist of:

	2003	2002	2001

Federal current	$724,838	$425,397	$710,573
State current	443,070	330,172	348,373
Federal deferred	1,249,914	1,301,525	1,217,628
State deferred	(6,050)	12,467	(6,427)
Federal investment tax credit, net of current utilization	(37,122)	(35,976)	(37,606)

Total income taxes	$2,374,650	$2,033,585	$2,232,541

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

	2003	2002	2001

Statutory Federal tax provision	$2,319,802	$1,980,137	$2,121,127
Tax-exempt interest	(81,265)	(57,073)	(54,145)
Amortization of investment tax credit	(38,321)	(38,211)	(38,332)
State income taxes, net of Federal benefit	288,433	226,142	225,684
Other, net	(113,999)	(77,410)	(21,793)

Total income taxes	$2,374,650	$2,033,585	$2,232,541

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2003 and 2002 are summarized in the following table:

	2003	2002
Deferred tax assets:
Reserve for doubtful accounts	$52,771	$52,771
Deferred compensation	804,101	781,150
Customers' advances and contributions	406,453	459,475
Alternative minimum tax credit carryforward	396,057	453,918
Regulatory liabilities	372,993	422,922
Investment tax credit	473,275	488,344
Other	20,139	18,699

Total deferred tax assets	2,525,789	2,677,279

Deferred tax liabilities:
Accelerated depreciation	10,107,437	9,695,977
Prepaid pension	745,325	886,604
Regulatory assets	749,936	1,037,768
Other	246,749	254,048

Total deferred tax liabilities	11,849,447	11,874,397

Net deferred tax liability	$9,323,658	$9,197,118

Reflected on balance sheets as:
Current deferred tax asset	$(88,655)	$(88,655)
Noncurrent deferred tax liability	9,412,313	9,285,773

Net deferred tax liability	$9,323,658	$9,197,118

    No valuation allowance is required for deferred tax assets as of December 31, 2003 and 2002. In assessing the soundness of deferred tax assets, management considers whether it is more likely than not, that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

4. Borrowings

Long-term debt as of December 31, 2003 and 2002 is summarized in the following table:

	2003	2002

10.17% Senior Notes, Series A, due 2019	$6,000,000	$6,000,000
9.60% Senior Notes, Series B, due 2019	5,000,000	5,000,000
10.05% Senior Notes, Series C, due 2020	6,500,000	6,500,000
8.43% Senior Notes, Series D, due 2022	7,500,000	7,500,000
4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994, due 2009	2,700,000	2,700,000
1% Pennvest Note, due 2019	652,086	690,344
6% Industrial Development Authority Revenue Refunding Bonds, Series 1995, due 2010	4,300,000	4,300,000

Total long-term debt	$32,652,086	$32,690,344
Less current maturities	2,738,641	38,257

Long-term portion	$29,913,445	$32,652,087

Payments due by period:

2004	2005	2006	2007	2008

$2,738,641	$4,339,029	$39,422	$39,818	$40,218

    The 4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994, have a mandatory tender date of May 15, 2004. The Company is required to repurchase any unremarketed bonds. The face value of the bonds of $2,700,000 has therefore been classified as current until the bonds have been remarketed. The bonds will then become long term.

The 6.0% Industrial Development Authority Revenue Refunding Bonds, Series 1995, have a mandatory tender date of June 1, 2005. The Company is required to repurchase any unremarketed bonds.

The terms of the debt agreements limit in some cases the Company's ability to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500,000 plus net income since that date. As of December 31, 2003, none of the earnings retained in the business are restricted under these provisions. One of the notes also requires a pledge of $800,000 of receivables as security for the loan.

The Company maintains unsecured lines of credit aggregating $26,500,000. Loans granted under these lines as of December 31, 2003 bear interest based on the LIBOR rate plus 1 to 1.25%. There were $7,153,119 of short-term borrowings as of December 31, 2003 and $2,737,976 as of December 31, 2002. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2003 was 2.19%. All of the lines of credit are payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.

5. Common Stock and Earnings Per Share

Earnings per share are based upon the weighted average number of shares outstanding of 6,386,460 in 2003, 6,330,394 in 2002 and 6,153,250 in 2001. The Company does not have dilutive securities.

Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). Shares issued during 2003, 2002 and 2001 were 5,000, 4,607 and 6,341, respectively. As of December 31, 2003, 55,820 authorized shares remain unissued under the plan. .

Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). Shares issued during 2003, 2002, and 2001 were 49,427, 51,532 and 62,997, respectively. As of December 31, 2003, 809,544 authorized shares remain unissued under the plan.

On October 22, 1999, the Company purchased 76,000 shares of its common stock in a private transaction. These shares were retired in 2001.

On July 23, 2001, the Company offered to holders of its common stock non-transferable subscription rights to purchase up to an aggregate of 120,000 shares of common stock. All shareholders were granted one subscription right for every 25 shares of common stock held of record as of June 30, 2001. Each subscription right entitled the holder to purchase one share at a purchase price of $11.81 per share. On September 10, 2001, subscription rights to purchase 153,860 shares were exercised. The net proceeds, $1,783,726, were used to repay short-term borrowings.

During the second quarter of 2002, the Company distributed a two-for-one stock split. On May 20, 2002, shareholders of record as of May 10, 2002, received one additional share of common stock for each share held as of the record date. The transaction had no effect on total capitalization.

6. Employee Benefit Plans

The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service times the sum of $18.00 plus 1.5% of final average monthly earnings in excess of $400. The Company's funding policy is to contribute annually the amount permitted by the PPUC to be collected from customers in rates.

The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 2003 and 2002. The measurement of assets and obligations of the plans is as of December 31, 2003 and 2002.

Obligations and Funded Status At December 31	2003	2002

Change in Benefit Obligation
Pension benefit obligation beginning of year	$13,242,693	$11,954,086
Service cost	382,379	340,834
Interest cost	881,204	835,276
Actuarial loss	1,134,617	702,549
Benefit payments	(751,823)	(590,052)

Pension benefit obligation end of year	14,889,070	13,242,693

Change in Plan Assets
Fair value of plan assets beginning of year	11,971,595	13,327,027
Actual return on plan assets	1,890,987	(1,007,496)
Employer contributions	242,116	242,116
Benefits paid	(751,823)	(590,052)

Fair value of plan assets end of year	13,352,875	11,971,595

Funded status	(1,536,195)	(1,271,098)
Unrecognized net prior service cost	173,736	205,072
Unrecognized net loss	3,198,687	3,250,134

Prepaid pension cost	$1,836,228	$2,184,108

The accumulated benefit obligation was $12,312,297 and $11,051,411 at December 31, 2003 and 2002, respectively.

Net periodic pension expense (income) for 2003, 2002 and 2001 included the following components:

	2003	2002	2001

Service cost	$382,379	$340,834	$384,287
Interest cost	881,204	835,276	795,934
Expected return on plan assets	(832,846)	(910,110)	(1,030,129)
Amortization of loss (gain)	127,923	(36,333)	(206,000)
Amortization of prior service cost	31,336	31,336	31,336
Increase in deferred regulatory assets	(347,880)	-	-

Net periodic pension expense (income)	$242,116	$261,003	$(24,572)

Weighted-average assumptions used to determine benefit obligations at December 31:

	2003	2002

Discount rate	6.25%	6.75%
Rate of compensation increase	5.00%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2003	2002	2001

Discount rate	6.75%	7.25%	6.75%
Expected long-term return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	5.00%	5.00%	5.00%

    The selected long-term rate of return on plan assets (7.0%) was primarily based on the asset allocation of the plans' assets (approximately 50% to 60% equities and 40% to 50% fixed income investments). Analysis of the historic returns of these asset classes and projections of expected future returns were considered in setting the long-term rate of return. Review of the plans' actual asset performance for the past 10 years was also made and the average return over this period was approximately 100 basis points higher than the rate selected.

The Company's pension plans' weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	Plan Assets at December 31
	2003	2002

Asset Category
Equity securities	56%	49%
Debt securities	43%	49%
Other	1%	2%

Total	100%	100%

    The investment objective of the Company's defined benefit pension plans is that of Balanced Income. Our weighted-average target asset allocations are 53% equity and 47% debt. Our investment performance objectives are to exceed the annual rate of inflation as measured by the Consumer Price Index by 3%, and to exceed the annualized total return of specified benchmarks applicable to the funds within the asset categories.

Further guidelines within equity securities include: (1) holdings in any one company cannot exceed 5% of the portfolio; (2) a minimum of 20 individual stocks must be included in the domestic stock portfolio; (3) a minimum of 30 individual stocks must be included in the international stock portfolio; (4) equity holdings in any one industry cannot exceed 20-25% of the portfolio; and (5) only U.S.-denominated currency securities are permitted.

As far as debt securities are concerned, the following must be adhered to: (1) fixed income holdings in a single issuer are limited to 5% of the portfolio; (2) acceptable investments include money market securities, U.S. Government and its agencies and sponsored entities' securities, (3) mortgage-backed and asset backed securities, and corporate securities; (4) purchases must be limited to investment grade or higher; (5) non-U.S. dollar denominated securities are not permissible; and (6) high risk derivatives are prohibited.

Equity securities include York Water Company common stock in the amounts of $232,378 (1.7% of total plan assets) and $181,293 (1.5% of total plan assets) at December 31, 2003 and 2002, respectively.

The Company expects to contribute $327,000 to its pension plans in 2004.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2004	$749,376
2005	766,268
2006	783,321
2007	821,235
2008	870,921
2009-2013	4,735,932

The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 65% of the participant's contribution, up to a maximum annual Company contribution of $1,950 for each employee. The Company's contributions to the plan amounted to $93,619 in 2003, $76,149 in 2002, and $61,584 in 2001.

The Company has non-qualified deferred compensation agreements with certain members of senior management. The future commitments under these arrangements have been funded through corporate-owned life insurance policies. At December 31, 2003 and 2002, the present value of the future obligations was $2,002,677 and $1,924,327 respectively. The insurance policies included in other assets had a total cash value of $2,051,879 and $1,890,805, respectively, at December 31, 2003 and 2002.

7. Notes Receivable and Customers' Advances for Construction

The Company has entered into agreements with four municipalities to extend water service into newly formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds back to the Company in the form of customers' advances for construction. The municipalities are required by enacted ordinance to charge application fees and water revenue surcharges (fees) to customers connected to the system, which are remitted to the Company. The note principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes nor expiration date for the advances.

The Company has recorded interest income of $236,433 in 2003, $151,922 in 2002, and $142,560 in 2001.

Included in the accompanying balance sheets at December 31, 2003 and 2002 were the following amounts related to these projects.

	2003	2002

Notes receivable, including interest	$658,878	$669,265
Customers' advances for construction	2,731,962	2,758,130

    The Company had other notes receivable totaling $165,888 at December 31, 2002. During 2003, the property represented by the note receivable was deeded back to the Company and now appears in other physical property.

The Company has other customers' advances for construction totaling $15,713,101 and $14,926,710 at December 31, 2003 and 2002, respectively.

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

The Company has capital commitments with regard to the Susquehanna River pipeline project to its pipe supplier, subcontractor and engineer on the project. Of the total committed of approximately $20.7 million, $17.5 million remains to be spent as of December 31, 2003.

9. Commitments and Contingent Liabilities

As of December 31, 2003, the Company employed 92 people, 35 under union contract. The current union contract was ratified during 2003 and expires in 2007.

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

The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $32,652,086 at December 31, 2003, and $32,690,344 at December 31, 2002 had an estimated fair value of approximately $42,000,000 in 2003 and 2002. The weighted average rates used to calculate the carrying value were based on a multiple of the 30-year Treasury bond yield. The 2003 and 2002 rates were 5.81% and 5.99%, respectively.

The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2003 of $18,445,063 and $658,878, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

11. Shareholder Rights Plan

On January 25, 1999, the Company's Board of Directors approved a Shareholder Rights Plan designed to protect the Company's shareholders in the event of an unsolicited, unfair offer to acquire the Company. Each outstanding common share is entitled to one Right, which is evidenced by the common share certificate. In the event any person acquires 15% or more of the outstanding common shares or commences a tender or exchange offer which, if consummated, would result in a person owning 15% or more of the outstanding common shares, the Rights will begin to trade independently from the common shares, and would entitle the holder to purchase a number of common shares having approximately twice the value of the exercise price of the Rights. If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, the Rights will entitle the holder to acquire a number of shares of the acquiring company having approximately twice the value of the exercise price of the Rights. The Rights are redeemable by the Company at a redemption price of $0.01 per Right at any time before the Rights become exercisable. The Rights will expire on January 24, 2009, unless previously redeemed.

12. Selected Quarterly Financial Data (Unaudited)

2003	First	Second	Third	Fourth	Year

Water operating revenue	$4,757,940	$5,047,674	$5,786,066	$5,296,856	$20,888,536
Utility operating income	1,866,795	2,214,089	2,856,034	2,396,661	9,333,579
Net income	757,570	1,049,621	1,494,211	1,146,894	4,448,296
Basic earnings per share	.12	.16	.24	.18	.70
Dividends per share	.135	.135	.135	.145	.550
2002

Water operating revenue	$4,679,634	$4,876,305	$5,276,135	$4,721,137	$19,553,211
Utility operating income	2,074,943	1,982,195	2,384,386	1,891,695	8,333,219
Net income	875,447	920,934	1,115,543	878,423	3,790,347
Basic earnings per share	.14	.15	.18	.13	.60
Dividends per share	.130	.130	.130	.135	.525

Independent Auditor’s Report

To the Shareholders and Board of Directors

The York Water Company York, Pennsylvania

We have audited the accompanying balance sheet of The York Water Company as of December 31, 2003, and the related statements of income, shareholders’ investment, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The York Water Company for the years ended December 31, 2002 and 2001 were audited by other auditors, whose report dated March 4, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Beard Miller Company LLP

York, Pennsylvania

February 6, 2004

Directors, Officers and Key Employees	Staff

William T. Morris,

P.E.* (66)

Chairman of the Board

The York Water Company

Irvin S. Naylor* (68)

Vice Chairman of the

Board

President

Snow Time, Inc.

George Hay Kain, III (55)

Attorney at Law

Chloé R. Eichelberger (69)

President/Chief

Executive Officer

Chloé Eichelberger

Textiles, Inc.

John L. Finlayson* (62)

Vice President-Finance

and Administration

Susquehanna

Pfaltzgraff Co.

Michael W. Gang* (53)

Partner

Morgan, Lewis &

Bockius LLP

Thomas C. Norris (65)

Chairman-Retired

P. H. Glatfelter

Company

George W. Hodges (52)

Office of the

President

The Wolf Organization,

Inc.

Jeffrey S. Osman* (61)

President and Chief

Executive Officer

The York Water Company

Directors Emeriti

Robert E. Skold

Josephine S. Appell

Frank Motter

Horace Keesey III

Transfer Agent and

Registrar

American Stock

Transfer & Trust

Company

59 Maiden Lane

New York, NY 10273-0923

(800) 937-5449

www.amstock.com

Jeffrey S. Osman (61)

President and Chief

Executive Officer

Vernon L. Bracey (42)

Vice President-Customer Service

Duane R. Close (57)

Vice President-

Operations

Jeffrey R. Hines, P.E. (42)

Vice President-

Engineering

Secretary

Bruce C. McIntosh (50)

Vice President-

Human Resources

Kathleen M. Miller (41)

Chief Financial

Officer

Treasurer

Stock Exchange Listing

The Company’s common shares trade on the Nasdaq National Market. The trading symbol is "YORW."

[Graphic]

* Members of the

Executive Committee