Form 10-K, Exhibit 13
period 2005-12-31
YORK WATER CO
filed 2006-03-14
CIK 108985

EXHIBIT 13

THE YORK WATER COMPANY - 2005 ANNUAL REPORT

Highlights of Our 190th Year
Summary of Operations
(In thousands of dollars, except per share amounts)

For the Year	2005	2004	2003	2002	2001

Water operating revenue	$26,805	$22,504	$20,889	$19,553	$19,403
Operating expenses	14,017	12,595	11,555	11,220	10,468
Operating income	12,788	9,909	9,334	8,333	8,935
Interest expense	3,423	2,132	2,523	2,692	2,856
Gain on sale of land	-	743	-	-	-
Other income (expenses), net	(149)	(168)	12	183	160
Income before income taxes	9,216	8,352	6,823	5,824	6,239
Income taxes	3,383	3,051	2,375	2,034	2,233
Net income	$ 5,833	$ 5,301	$ 4,448	$ 3,790	$ 4,006

Per Share of Common Stock
Book value	7.27	6.98	6.08	5.85	5.69
Basic earnings per share	.84	.80	.70	.60	.65
Dividends(1)	.636	.591	.550	.525	.505
Weighted average number of shares
outstanding during the year	6,906,249	6,625,224	6,386,460	6,330,394	6,153,250

Utility Plant
Original cost, net of acquisition adj.	$181,756	$163,701	$138,314	$127,117	$121,109
Construction expenditures	15,553	25,981	11,527	6,310	7,096

Other
Total assets	$172,296	$156,066	$127,508	$118,408	$113,351
Long-term debt including current maturities	51,874	51,913	32,652	32,690	32,728

(1) Cash dividends per share reflect dividends declared on shares outstanding at each dividend date.
For Management's Discussion and Analysis of Financial Condition and Results of Operations, please refer to printed Annual Report page 10.

Shareholder Information

Market for Common Stock and Dividends
The common stock of The York Water Company is traded on the Nasdaq National Market (Symbol “YORW”).
Quarterly price ranges and cash dividends per share for the last two years follow:

	2005			2004
	High	Low	Dividend*	High	Low	Dividend*
1st Quarter	$20.49	$17.50	$0.156	$20.74	$18.03	$0.145
2nd Quarter	22.84	18.11	0.156	21.04	18.44	0.145
3rd Quarter	26.81	21.14	0.156	18.99	16.50	0.145
4th Quarter	26.81	20.62	0.168	20.00	16.87	0.156
* Cash dividends per share reflect dividends declared on shares actually outstanding at each dividend date.
(Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)

Prices are sales prices listed on NASDAQ.
Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2005 numbered approximately 1,449.

Dividend Policy
Dividends on the Company's Common Stock are declared by the Board of Directors and are normally paid in January, April, July and October. Dividends are paid based on shares outstanding as of the stated record date which is ordinarily the last day of the calendar month immediately preceding the dividend payment.

The dividend paid on the Common Stock on January 13, 2006 was the 540th consecutive dividend paid by the Company. The Company has paid consecutive dividends for its entire history, since 1816. The policy of our Board of Directors has been to pay cash dividends on a quarterly basis at a target rate of 75% of earnings. The dividend rate has been increased annually for nine consecutive years. Future cash dividends will be dependent upon the Company’s earnings, financial condition, capital demands and other factors and will be determined by the Company’s Board of Directors.

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
The Annual Report can be found on the Company's website at: www.yorkwater.com.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
(In thousands of dollars, except per share amounts)

Forward-looking Statements

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements made with respect to the results of operations and businesses of the Company. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include certain information relating to the Company’s business strategy, including the markets in which it operates, the services it provides, its plans for construction, its expansion of its service territories, the Company’s pipeline project to the Susquehanna River, water usage by its customers and its plans to invest in new technologies. These forward-looking statements are based upon management's current plans, expectations, estimates and assumptions and are subject to a number of risks and uncertainties that could significantly affect current plans, anticipated actions and the Company's financial condition and results of operations. Factors that may cause actual results to differ materially from those discussed in such forward-looking statements include, among others, the following possibilities: (i) weather conditions, particularly the amount of rainfall; (ii) the level of commercial and industrial business activity within the Company's service territory; (iii) construction of new housing within the Company's service territory; (iv) governmental regulation affecting the Company's rates and service obligations; (v) general economic and business conditions, including interest rates, which are less favorable than expected; and (vi) other matters set forth in Item 1A, “Risk Factors,” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. The Company does not intend to update these cautionary statements.

General Information

The business of the Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory, which covers 34 municipalities within York County, Pennsylvania. The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory, and rate setting. The Company must obtain PPUC approval before changing any of the aforementioned procedures. Water service is supplied through the Company's own distribution system. The Company obtains its water supply from the south branch and east branch of the Codorus Creek, which drains an area of approximately 117 square miles. The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.23 billion gallons of water. The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12 million gallons of water per day. As of December 31, 2005, the Company's present average daily availability was 35 million gallons, and consumption was approximately 18.7 million gallons daily. The Company's service territory had an estimated population of 161,000. Industry within the Company’s service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, barbells and motorcycles.

The Company’s business does not require large amounts of working capital and is not dependent on any single customer or a very few customers. Operating revenue is derived from the following sources and in the following percentages: residential, 62%; commercial and industrial, 30%; and other, 8%, which is primarily from the provision for fire service. Increases in revenues are generally dependent on our ability to obtain rate increases from regulatory authorities in a timely manner and in an adequate amount, and increasing volumes of water sold through increased consumption and increases in the number of customers served.

During the five year period ended December 31, 2005, the Company has maintained an increasing growth in number of customers and distribution facilities as demonstrated by the following chart:

	2005	2004	2003	2002	2001
Average daily consumption (gallons per day)	18,657,000	18,116,000	17,498,000	17,901,000	19,734,000
Miles of mains at year-end	813	784	746	731	717
Additional distribution/transmission mains installed (ft.)	150,939	200,740	79,988	72,121	77,923
Number of customers at year-end	55,731	53,134	51,916	51,023	50,079
Population served at year-end	161,000	158,000	156,000	153,000	149,000

Results of Operations

2005 Compared with 2004

Net income for 2005 was $5,833, an increase of $532, or 10.0%, compared to net income of $5,301 for 2004. Increased water revenues were the primary contributing factor. Higher operating expenses, reduced allowance for funds used during construction and the absence of a gain on the sale of land partially offset the increase.

Water operating revenues for the year increased $4,301, or 19.1%, from $22,504 for 2004 to $26,805 for 2005. Increases in revenues are generally dependent on our ability to obtain rate increases from regulatory authorities and increasing our volumes of water sold through increased consumption and increases in the number of customers served. A 15.9% rate increase effective November 9, 2004 accounted for approximately $3,172, or 73.8%, of the increase in water operating revenues for 2005. The average number of customers served in 2005 increased as compared to 2004 by 1,893, from 52,517 to 54,410 customers. This increase in customers, along with increased usage by our existing customers resulted in increased consumption in 2005. The total per capita volume of water sold increased 1.8% compared to 2004. The Company expects revenues to continue to increase as a result of increases to the customer base both within our current service area and through acquisitions. In addition, the Company currently plans to file for a rate increase in March of 2006. Drought warnings or restrictions as well as regulatory actions could impact our results.

Operating expenses for the year increased $1,422, or 11.3%, from $12,595 for 2004 to $14,017 for 2005. Higher depreciation expense of approximately $422 due to increased plant investment (in particular, the investment associated with the Susquehanna River Pipeline completed in 2004), higher wage expenses of approximately $221, increased pension expense of approximately $178, higher health and general insurance premiums of approximately $113, increased customer and shareholder expenses of approximately $107, higher water treatment costs of approximately $95, system implementation expenses of approximately $66 and increased reservoir and pumping station maintenance expenses, banking fees, fees for our corporate bond rating, bad debt and rate case expenses aggregating approximately $127 were the principal reasons for the increase. Increased capitalized expenses, the absence of permitting expenses and lower capital stock taxes partially offset the increase by approximately $124. Operating expenses should continue to increase at a moderate level as costs to serve additional customers and to extend our distribution system continue to rise.

Interest expense on long-term debt increased $447, or 14.8%, from $3,023 for 2004 to $3,470 for 2005 due to an increase in amounts outstanding. The Company issued tax-exempt debt through the Pennsylvania Economic Development Financing Authority, or the PEDFA, in the amount of $7.3 million in April 2004 and $12.0 million in December 2004. The tax-exempt debt was issued primarily to pay down short-term debt incurred to fund the Susquehanna River Pipeline Project. The increase was partially offset by savings of approximately $56 on the remarketed 1995 Series Industrial Development Authority Bonds.

Interest expense on short-term debt decreased $40, or 23.1%, from $174 for 2004 to $134 for 2005 due to a decrease in short-term borrowings. The average short-term debt outstanding in 2005 and 2004 was $2.7 million and $7.0 million, respectively. Most of the 2004 short-term debt outstanding was incurred to fund the Susquehanna River Pipeline Project which was completed in 2004.

Allowance for funds used during construction decreased $884 from $1,065 for 2004 to $181 for 2005. A decreased allowance on the costs associated with the Susquehanna River Pipeline Project of approximately $852 accounted for the majority of the decrease.

A gain of $743 was recorded in the first quarter of 2004 for the sale of land. No significant land sales or other unusual events occurred in 2005.

Other expense, net decreased by $19 in 2005 as compared to 2004 primarily due to the absence of a termination settlement of approximately $144 offset by increased supplemental retirement expenses of approximately $123.

Federal and state income taxes increased by $332, or 10.9%, due to an increase in pre-tax income. The effective tax rates for 2005 and 2004 were 36.7% and 36.5%, respectively.

2004 Compared with 2003

Net income for 2004 was $5,301, an increase of $853, or 19.2%, compared to net income of $4,448 for 2003. Increased water revenues, allowance for funds used during construction and an after-tax gain on the sale of land were the primary contributing factors. Higher operating expenses partially offset the increase.

Water operating revenues for the year increased $1,615, or 7.7%, from $20,889 for 2003 to $22,504 for 2004. Increases in revenues are generally dependent on our ability to obtain rate increases from regulatory authorities and increasing our volumes of water sold through increased consumption and increases in the number of customers served. An 8.5% rate increase effective June 26, 2003 and a 15.9% rate increase effective November 9, 2004 accounted for approximately $1,337, or 82.7%, of the increase in water operating revenues for 2004. The average number of customers served in 2004 increased as compared to 2003 by 1,088, from 51,429 to 52,517 customers. This increase in customers, along with increased usage by our existing customers resulted in increased consumption in 2004. Per capita consumption is highly dependent on weather conditions. Significant rainfall during the year kept consumption from reaching expected levels. The total per capita volume of water sold increased 0.6% compared to 2003.

Operating expenses for the year increased $1,040, or 9.0%, from $11,555 for 2003 to $12,595 for 2004. Higher depreciation expense of approximately $163 due to increased plant investment, higher health and general insurance premiums of approximately $130, higher wage expenses and directors fees of approximately $314, permitting expenses of approximately $37, increased distribution facilities maintenance expenses (in part related to security) of approximately $84, increased contractual accounting services of approximately $98, increased banking fees and fees for our corporate bond rating of approximately $36, higher pension expense of approximately $44 and higher capital stock and payroll taxes of approximately $59 were the principal reasons for the increase. Lower legal and other professional services expense of approximately $19 partially offset the increase.

Interest expense on long-term debt increased $264, or 9.6%, from $2,759 for 2003 to $3,023 for 2004 due to an increase in amounts outstanding. The Company issued tax-exempt debt through the Pennsylvania Economic Development Financing Authority, or the PEDFA, in the amount of $7.3 million in April 2004 and $12.0 million in December 2004. The tax-exempt debt was issued primarily to pay down short-term debt incurred to fund the Susquehanna River Pipeline Project.

Interest expense on short-term debt increased $90, or 107.5%, from $84 for 2003 to $174 for 2004 due to an increase in short-term borrowings. The average short-term debt outstanding in 2004 and 2003 was $7.0 million and $3.7 million, respectively. Most of the 2004 short-term debt outstanding was incurred to fund the Susquehanna River Pipeline Project.

Allowance for funds used during construction increased $745 from $320 for 2003 to $1,065 for 2004. An increased allowance on the costs associated with the Susquehanna River Pipeline Project of approximately $702 accounted for the majority of the increase.

A gain of $743 was recorded in the first quarter of 2004 for the sale of land. No other significant land sales or other unusual events are planned at this time. As a result, additional earnings such as these should not be expected in future periods.

Other income (expense), net decreased by $180 in 2004 as compared to 2003 primarily due to a termination settlement of approximately $144, reduced interest income on water district notes of approximately $41 and increased charitable contributions of approximately $35. The decrease in other income was partially offset by lower supplemental retirement expenses of approximately $53.

Federal and state income taxes increased by $676, or 28.5%, due to an increase in pre-tax income. The effective tax rates for 2004 and 2003 were 36.5% and 34.8%, respectively.

Rate Developments

From time to time the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests. The most recent rate request was filed by the Company on April 28, 2004 seeking an increase of $4.9 million, which would have represented a 22.1% increase in rates. On September 30, 2004, the PPUC authorized an increase in rates designed to produce approximately $3.5 million in additional annual operating revenues, which represents an increase of 15.9%. The rate increase became effective on November 9, 2004 when the Susquehanna River Pipeline became operational. The Company currently plans to file its next rate increase request in March 2006.

Acquisitions

On July 6, 2005, the Company acquired 100% of the capital stock of Spring Grove Water Company for a purchase price of approximately $973. Of the total price, $645 was paid from borrowings under the Company’s lines of credit. Up to $328 may be paid to the former owner in installments based on the amount of water such former owner purchases from the Company over the 60-month period following the closing. As of December 31, 2005, the Company had made installment payments totaling approximately $25. The acquired company provides water service to 21 customers just outside the Borough of Spring Grove. The acquisition included assets with a book value of $284 and assumed liabilities of $25. The Company recorded an acquisition adjustment of $715 and intends to ask the PPUC to amortize these costs over the remaining life of the acquired assets.

Also on July 6, 2005, the Company acquired the water utility assets of Spring Grove Borough for a purchase price of approximately $1,312, which is less than the depreciated original cost of these assets. The Company recorded a negative acquisition adjustment of $514 and intends to ask the PPUC to amortize this credit over the remaining life of the acquired assets. The Company used borrowings under its lines of credit to fund this purchase. This acquisition added approximately 850 customers.

On November 15, 2005, the Company acquired the Mountain View Water Company. In lieu of an actual payment for the system, the Company is required to extend its distribution system to connect to the Mountain View system and provide facility upgrades for the Mountain View system as well. Such projects are currently in process. This acquisition will add approximately 260 customers when the entire system is in place.

The Company began to include the operating results of the acquired systems in its consolidated operating results on the acquisition dates. The results have been immaterial to total company results.

Liquidity and Capital Resources

As of December 31, 2005, current liabilities exceeded current assets by $19,526. The excess was primarily due to the classification of the $12.0 million aggregate principal amount of PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 as current because the bondholders can tender their bonds at any time. The Company believes the bonds would be successfully remarketed if tendered. In addition, the Company had $7,292 in short-term borrowings under its lines of credit as of December 31, 2005. The short-term borrowings were incurred to fund acquisitions and construction expenditures. The Company maintains lines of credit aggregating $30.5 million. Loans granted under these lines of credit bear interest at LIBOR plus 0.70% to 1.25%. The weighted average interest rate on short-term borrowings at December 31, 2005 was 5.07%. All lines of credit are unsecured and payable upon demand. The Company is not required to maintain compensating balances on its lines of credit.

During 2005, net cash used in investing activities exceeded net cash provided by operating and financing activities by $164. The Company anticipates that during 2006 net cash used in investing activities will equal net cash provided by operating and financing activities. Internally-generated funds, borrowings against the Company’s lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), or DRIP, and employee stock purchase plan, or ESPP, customer advances, and potential long-term debt and common stock issues will be used to satisfy the need for additional cash.

During 2005, the Company incurred $15,553 of construction expenditures. Approximately $5,401, or 35%, of the expenditures were for the Susquehanna River Pipeline Project, an automated meter reading system and an enterprise software system. The remaining expenditures were for routine distribution system expenditures. The Company financed such expenditures through internally generated funds, customers’ advances, short-term borrowings, proceeds from the issuance of common stock under its DRIP and ESPP and proceeds remaining from its December 2004 tax-exempt bond issuance. The Company anticipates construction expenditures for 2006 and 2007 of approximately $17.2 million and $9.6 million, respectively. In addition to transmission and distribution projects, a portion of the 2006 and 2007 expenditures is for the upgrade of our automated meter reading technology and the Abbottstown Borough water acquisition (see Note 13 to the financial statements). The Company plans to finance these future expenditures using internally-generated funds, short-term borrowings, customer advances, proceeds from the issuance of common stock under the DRIP and ESPP, and potential long-term debt and common stock issues.

On December 9, 2004 the PEDFA issued $12.0 million aggregate principal amount of PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 for our benefit pursuant to the terms of a trust indenture, dated as of December 1, 2004, between the PEDFA and Manufacturers and Traders Trust Company, as trustee. The PEDFA then loaned the proceeds of the offering of the Series B Bonds to us pursuant to a loan agreement, dated as of December 1, 2004, between us and the PEDFA. The loan agreement provides for a $12.0 million loan with a maturity date of October 1, 2029. Amounts outstanding under the loan agreement are our direct general obligations. The proceeds of the loan could only be used to pay, or reimburse us for, costs associated with the Susquehanna River Pipeline Project. We used the proceeds of the loan, net of issuance costs, to pay down short-term borrowings incurred to fund costs related to the Project.

Borrowings under the loan agreement bear interest at a variable rate as determined by PNC Capital Markets, as Remarketing Agent, on a periodic basis elected by us. We have currently elected that the interest rate be determined on a weekly basis. The Remarketing Agent determines the interest rate based on then current market conditions in order to determine the lowest interest rate which would cause the Series B Bonds to have a market value equal to the principal amount thereof plus accrued interest thereon. As of December 31, 2005, the interest rate under the loan agreement was 3.60%.

In connection with the issuance of bonds, the Company entered into an interest rate swap transaction with a counterparty in the notional principal amount of $12.0 million. The interest rate swap agreement provides that, beginning in December 2004 and thereafter on a monthly basis, the Company pays the counterparty a fixed interest rate of 3.16% on the notional amount. In exchange, the counterparty will pay on a monthly basis to the Company a floating interest rate (based on 59% of the U.S. Dollar one-month LIBOR rate) on the notional amount. The swap agreement expires on October 1, 2029. The purpose of the interest rate swap is to manage the Company’s exposure to fluctuations in prevailing interest rates.

The Company's 6.0% Industrial Development Authority Revenue Refunding Bonds, Series 1995, had a mandatory tender date of June 1, 2005. The bonds were remarketed and the interest rate redetermined to 3.75% on June 1, 2005. Under the terms of the bonds, existing bond holders were permitted to retain their bonds at the 3.75% interest rate. All bonds not retained by current bond holders were remarketed. The newly issued bonds will mature on June 1, 2010.

Dividends

During 2005, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 75.3% and 46.6% respectively. During the fourth quarter of 2005, the Board of Directors increased the dividend by 7.7% from 15.6 cents per share to 16.8 cents per share per quarter. This was the ninth consecutive annual dividend increase and the 190th consecutive year of paying dividends. While the Company expects to maintain this dividend amount in 2006, future dividends will be dependent upon the Company’s earnings, financial condition, capital demands and other factors and will be determined by the Company’s Board of Directors.

Common Stockholders’ Equity

Common stockholders' equity as a percent of the total capitalization (including current maturities of long-term debt) was 49.3% as of December 31, 2005 compared with 48.1% as of December 31, 2004. It is the Company’s intent to maintain a debt to equity ratio near fifty percent.

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

Contractual Obligations

The following summarizes the Company’s contractual obligations by period as of December 31, 2005:

	Payments due by period

	Total	2006	2007	2008	2009	2010	Thereafter
Long-term debt obligations (a)	$51,874	$12,039	$40	$40	$2,741	$4,341	$32,673
Interest on long-term debt (b)	40,403	2,983	2,982	2,982	2,920	2,790	25,746
Short-term Borrowings (c)	7,292	7,292	-	-	-	-	-
Purchase obligations (d)	2,980	2,230	750	-	-	-	-
Defined Benefit Obligations (e)	450	450	-	-	-	-	-
Deferred Employee Benefits (f)	3,990	188	160	206	207	177	3,052
Total	$107,629	$25,287	$3,972	$3,268	$5,909	$7,349	$61,844

(a)
Represents debt maturities including current maturities. 2006 payments include $12.0 million variable rate bonds which could be tendered at any time. The Company believes it would be able to remarket all tendered bonds.

(b)	Excludes interest on variable rate debt and interest rate swap payments as these payments cannot be reasonably estimated.
(c)	Represents principal payments only. Interest payments cannot be reasonably estimated as they vary based on the Libor rate.
(d)	Represents obligations under contracts relating to the new meter reading system and the new enterprise software system.
(e)	Represents contributions expected to be made to qualified defined benefit plans. The amount of required contributions in 2007 and thereafter is not currently determinable.
(f)	Represents the obligations under the Company’s Supplemental Retirement and Deferred Compensation Plans for executives.

In addition to these obligations, we make refunds on Customers’ Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains. The refund amounts are not included in the above table because the timing cannot be accurately estimated. Portions of these refund amounts are payable annually through 2016 and amounts not paid by the contract expiration dates become non-refundable and are transferred to Contributions in Aid of Construction.

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

Determination of Discount Rate
In connection with the discount rate used in our pension disclosure, the Company selected a 5.5% discount rate as of December 31, 2005 based on the Moody's AA bond rate. This rate was selected to approximate the rate that would be used if the obligations were to be settled by purchasing annuities from an insurance carrier. This is consistent with the methodology used to select discount rates in the past.

Other critical accounting estimates are discussed in the Accounting Policies note to the Financial Statements.

Off-Balance Sheet Transactions

The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses. The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities with the exception of the interest rate swap agreement previously mentioned, does not use derivative financial instruments for speculative trading purposes, has no lease obligations, and does not have material transactions involving related parties.

Impact of Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) approved Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs - An Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires the exclusion of certain costs from inventories and the allocation of fixed production overheads to inventories to be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal periods beginning after June 15, 2005. This standard was adopted by the Company in 2005 and it did not have a material impact on its results of operations or financial position.

In November 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29.” SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. The Company adopted this standard and it did not have a material impact on its results of operations or financial position.

In December 2004, the FASB approved SFAS No. 123 (Revised 2004), “Share-Based Payment” with additional guidance provided throughout 2005. This statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. The statement requires companies to begin expensing equity-based awards in the first interim period of the fiscal year beginning after December 15, 2005. This statement will have no impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued FSP 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” Under FSP 109-1, the deduction for qualified domestic production activities should be treated as a reduction of the income tax provision in the period as realized. The Company adopted this statement in 2005 and has recorded an estimate for its effects which reduced the provision for income taxes by approximately $43 in 2005.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” an interpretation of FASB Statement No. 143 which clarifies that an entity is required to recognize a liability for the fair value of conditional asset retirement obligations if the fair value can be reasonably estimated. This interpretation is effective for fiscal years ending after December 15, 2005. The adoption of this interpretation did not have a material impact on the Company’s financial position or results of operations.

In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (“SAB”) 107 regarding the interaction between SFAS No. 123 (revised 2004), Share-Based Payment and certain SEC rules and regulations and provide the staff’s views regarding the valuation of share-based payment arrangements for public companies. This SAB is effective when SFAS No. 123 is first adopted, but will have no impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement applies to all voluntary changes in accounting principle and those changes required by an accounting pronouncement if there are no specific transition provisions. Previous to this Statement, the cumulative effect of the change in accounting principle was included as an adjustment to net income in the period of the change. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes this statement will not have a material impact on its results of operations or financial position.

In September 2005, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” An entity may sell inventory to another entity from which it also purchases inventory to be sold in the same line of business. The inventory purchase and sales transactions may be pursuant to a single arrangement or separate arrangements, and the inventory purchased or sold may be in the form of raw materials, work-in-process (WIP), or finished goods. The consensus related to two issues regarding APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” This consensus is effective for new arrangements entered into, or modifications or renegotiations of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. This consensus is not expected to impact the Company’s financial position or the results of operations.

In October 2005, the FASB issued Staff Position FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” Under this position, rental costs associated with operating leases that are incurred during a construction period shall be recognized as rental expense and cannot be capitalized. This position is effective for the first interim or annual reporting period beginning after December 15, 2005. Adoption of this position will not have a material impact on the Company’s financial position or results of operations.

In November 2005, the FASB published FASB Staff Position Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” to give guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other than temporary, and on measuring such impairment loss. The guidance amends FASB SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” as well as APB Opinion No. 18: “The Equity Method of Accounting for Investments in Common Stock.” Staff Positions FAS 115-1 and FAS 124-1 will apply to reporting periods beginning after December 15, 2005. The adoption of these positions is not expected to have a material impact on the Company’s financial position or results of operations.

THE YORK WATER COMPANY AND SUBSIDIARY
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

Management evaluated the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that the Company’s internal control over financial reporting was effective.

The Company’s independent auditors, Beard Miller Company LLP, have audited management’s assessment of the Company’s internal control over financial reporting. Their opinion on management’s assessment and their opinions on the effectiveness of the Company’s internal control over financial reporting and on the Company’s financial statements appear on the following pages of this annual report.

/s/ Jeffrey S. Osman	/s/ Kathleen M. Miller
Jeffrey S. Osman	Kathleen M. Miller
Chairman, Chief Executive Officer	Chief Financial Officer

March 13, 2006

THE YORK WATER COMPANY
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The York Water Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that The York Water Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The York Water Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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
In our opinion, management’s assessment that The York Water Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, The York Water Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, common stockholders’ equity and comprehensive income, and cash flows of The York Water Company and Subsidiary, and our report dated March 13, 2006 expressed an unqualified opinion.

/s/ Beard Miller Company LLP
Beard Miller Company LLP
York, Pennsylvania
March 13, 2006

THE YORK WATER COMPANY
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The York Water Company

We have audited the accompanying consolidated balance sheets of The York Water Company and Subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, common stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company and Subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The York Water Company’s internal control over financial reporting as of December 31 , 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2006 expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ Beard Miller Company LLP
Beard Miller Company LLP
York, Pennsylvania
March 13, 2006

THE YORK WATER COMPANY
Consolidated Balance Sheets
(In thousands of dollars, except per share amounts)

	As of	As of
	Dec. 31, 2005	Dec. 31, 2004

ASSETS
UTILITY PLANT, at original cost	$182,868	$165,048
Plant acquisition adjustments	(1,112)	(1,347)
Accumulated depreciation	(26,982)	(24,247)
Net utility plant	154,774	139,454

OTHER PHYSICAL PROPERTY:
Less accumulated depreciation of $129 in 2005
and $122 in 2004	527	507

CURRENT ASSETS:
Cash and cash equivalents	-	164
Receivables, less reserves of $135 in 2005 and $130 in 2004	2,866	2,600
Unbilled revenues	916	1,108
Recoverable income taxes	59	-
Materials and supplies, at cost	843	693
Prepaid expenses	348	373
Deferred income taxes	92	89
Total current assets	5,124	5,027

OTHER LONG-TERM ASSETS:
Prepaid pension cost	-	680
Deferred debt expense	761	797
Notes receivable	2,196	2,241
Deferred regulatory assets	5,747	4,460
Other	3,167	2,900
Total long-term assets	11,871	11,078

Total Assets	$172,296	$156,066

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY
Consolidated Balance Sheets
(In thousands of dollars, except per share amounts)

	As of	As of
	Dec. 31, 2005	Dec. 31, 2004

STOCKHOLDERS' EQUITY AND LIABILITIES
COMMON STOCKHOLDERS' EQUITY:
Common stock, no par value, authorized 31,000,000 shares,	$42,015	$41,014
issued and outstanding 6,933,330 shares in 2005
and 6,887,047 shares in 2004
Retained earnings	8,633	7,192
Accumulated other comprehensive loss	(233)	(169)
Total common stockholders' equity	50,415	48,037

PREFERRED STOCK, authorized 500,000 shares, no shares issued	-	-

LONG-TERM DEBT, excluding current portion	39,835	35,574

COMMITMENTS

CURRENT LIABILITIES:
Short-term borrowings	7,292	-
Current portion of long-term debt	12,039	16,339
Accounts payable	2,641	1,798
Dividends payable	927	846
Accrued taxes	89	591
Accrued interest	786	761
Deferred regulatory liabilities	92	89
Other accrued expenses	784	741
Total current liabilities	24,650	21,165

DEFERRED CREDITS:
Customers' advances for construction	23,704	20,575
Contributions in aid of construction	14,995	14,067
Deferred income taxes	12,339	11,412
Deferred investment tax credits	1,082	1,121
Deferred regulatory liabilities	779	801
Deferred employee benefits	3,885	3,017
Other deferred credits	612	297
Total deferred credits	57,396	51,290

Total Stockholders' Equity and Liabilities	$172,296	$156,066

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY
Consolidated Statements of Income
(In thousands of dollars, except per share amounts)

	Year Ended December 31
	2005	2004	2003

WATER OPERATING REVENUES:
Residential	$16,737	$13,789	$12,574
Commercial and industrial	7,995	6,893	6,598
Other	2,073	1,822	1,717
	26,805	22,504	20,889

OPERATING EXPENSES:
Operation and maintenance	5,298	4,975	4,659
Administrative and general	5,432	4,759	4,253
Depreciation and amortization	2,364	1,942	1,779
Taxes other than income taxes	923	919	864
	14,017	12,595	11,555

Operating income	12,788	9,909	9,334

OTHER INCOME (EXPENSES):
Interest on long-term debt	(3,470)	(3,023)	(2,759)
Interest on short-term debt	(134)	(174)	(84)
Allowance for funds used during construction	181	1,065	320
Gain on sale of land	-	743	-
Other income (expenses), net	(149)	(168)	12
	(3,572)	(1,557)	(2,511)

Income before income taxes	9,216	8,352	6,823

Federal and state income taxes	3,383	3,051	2,375

Net income	$5,833	$5,301	$4,448

Basic Earnings Per Share	$0.84	$0.80	$0.70

Cash Dividends Declared Per Share	$0.636	$0.591	$0.550

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY
Consolidated Statements of Common Stockholders' Equity and Comprehensive Income
(In thousands of dollars, except per share amounts)
For the Years Ended December 31, 2005, 2004 and 2003

			Accumulated
			Other
	Common	Retained	Comprehensive
	Stock	Earnings	Loss	Total

Balance, December 31, 2002	$32,331	$4,885	$-	$37,216
Net income	-	4,448	-	4,448
Dividends ($.550 per share)	-	(3,512)	-	(3,512)
Issuance of common stock under
dividend reinvestment plan	821	-	-	821
Issuance of common stock under
employee stock purchase plan	83	-	-	83
Balance, December 31, 2003	33,235	5,821	-	39,056
Net income	-	5,301	-	5,301
Other comprehensive loss:
Unrealized loss on interest rate swap,
net of $121 income tax	-	-	(177)	(177)
Reclassification adjustment for amounts
recognized in income, net of $5 income tax	-	-	8	8
Comprehensive income				5,132
Dividends ($.591 per share)	-	(3,930)	-	(3,930)
Issuance of 415,000 shares of common stock	6,832	-	-	6,832
Issuance of common stock under
dividend reinvestment plan	861	-	-	861
Issuance of common stock under
employee stock purchase plan	86	-	-	86
Balance, December 31, 2004	41,014	7,192	(169)	48,037
Net income	-	5,833	-	5,833
Other comprehensive loss:
Unrealized loss on interest rate swap,
net of $101 income tax	-	-	(148)	(148)
Reclassification adjustment for amounts
recognized in income, net of $57 income tax	-	-	84	84
Comprehensive income				5,769
Dividends ($.636 per share)	-	(4,392)	-	(4,392)
Issuance of common stock under
dividend reinvestment plan	903	-	-	903
Issuance of common stock under
employee stock purchase plan	98	-	-	98
Balance, December 31, 2005	$42,015	$8,633	$(233)	$50,415

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY
Consolidated Statements of Cash Flows
(In thousands of dollars, except per share amounts)

	Year Ended December 31
	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,833	$5,301	$4,448
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of land	-	(743)	-
Depreciation and amortization	2,364	1,942	1,779
Amortization of deferred income	(126)	(127)	(130)
Equity portion of AFUDC	(80)	(186)	(141)
Unrealized (gain) loss on swap transaction	(7)	13	-
Provision for losses on accounts receivable	128	99	97
Increase in deferred income taxes	688	1,870	1,207
Changes in assets and liabilities:
Increase in accounts receivable, unbilled revenues and recoverable income taxes	(261)	(644)	(422)
Increase in materials and supplies	(150)	(101)	(112)
(Increase) decrease in prepaid expenses and prepaid pension costs	(598)	(706)	31
Increase (decrease) in accounts payable, accrued expenses, regulatory
and other liabilities, and deferred employee benefits and credits	1,954	1,452	(1,195)
Increase (decrease) in accrued interest and taxes	(477)	312	333
(Increase) decrease in regulatory and other assets	(12)	(920)	877
Net cash provided by operating activities	9,256	7,562	6,772

CASH FLOWS FROM INVESTING ACTIVITIES:
Utility plant additions, including allowance for funds used during construction
of $101 in 2005, $879 in 2004 and $179 in 2003	(15,562)	(25,689)	(10,252)
Acquisitions of water systems, net	(1,994)	-	-
Proceeds from sale of land	-	792	-
Decrease in notes receivable	41	18	176
Net cash used in investing activities	(17,515)	(24,879)	(10,076)

CASH FLOWS FROM FINANCING ACTIVITIES:
Customers' advances for construction and contributions in aid of construction	5,328	2,436	1,985
Repayments of customer advances	(1,141)	(490)	(515)
Borrowings of long-term debt	-	19,300	-
Debt issuance costs	(35)	(549)	-
Repayments of long-term debt	(39)	(39)	(38)
Borrowings under line-of-credit agreements	16,978	38,950	14,939
Repayments under line-of-credit agreements	(9,686)	(46,103)	(10,524)
Issuance of 415,000 shares of common stock	-	6,832	-
Issuance of common stock under dividend reinvestment plan	903	861	821
Issuance of common stock under employee stock purchase plan	98	86	83
Dividends paid	(4,311)	(3,803)	(3,447)
Net cash provided by financing activities	8,095	17,481	3,304

Net change in cash and cash equivalents	(164)	164	-
Cash and cash equivalents at beginning of year	164	-	-
Cash and cash equivalents at end of year	$-	$164	$-

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$3,473	$2,228	$2,663
Income taxes	3,027	1,003	839

Supplemental schedule of non cash investing and financing activities:
Accounts payable includes $1,223 in 2005, $1,312 in 2004 and $1,206 in 2003 for the construction of utility plant.
Accounts payable and other deferred credits includes $303 in 2005 for the acquisition of water systems.
The change in notes receivable includes ($4) in 2005 and $1,600 in 2004 offset by like amounts of customer advances.

The accompanying notes are an integral part of these statements.

Notes to Financial Statements
(In thousands of dollars, except per share amounts)

1.	Accounting Policies

The business of The York Water Company is to impound, purify and distribute water. The Company operates entirely within its franchised territory located in York County, Pennsylvania, and is subject to regulation by the PPUC.

The following summarizes the significant accounting policies employed by The York Water Company.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany accounts and transactions have been eliminated.

Utility Plant and Depreciation

The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overhead and, for certain utility plant, allowance for funds used during construction. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 2005 and 2004, utility plant includes a credit acquisition adjustment of $1,112 and $1,347, respectively. The acquisition of Spring Grove Borough assets and the Spring Grove Water Company yielded a positive acquisition adjustment of $201. The Company will ask the PPUC to amortize this additional adjustment in its 2006 rate filing. The remaining net acquisition adjustment is being amortized over the remaining life of the respective assets. Amortization amounted to $34 in 2005 and 2004.

Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage value, are charged to the reserve for depreciation. To the extent the Company recovers cost of removal or other retirement costs through rates after the retirement costs are incurred, a regulatory asset is reported. Gains or losses from abnormal retirements are reflected in income currently.

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

	December 31,		Approximate range
Utility Plant Asset Category	2005	2004	of remaining lives

Mains and accessories	$93,105	$87,352	10 - 87 years
Services, meters and hydrants	37,934	33,244	20 - 52 years
Operations structures, reservoirs and
water tanks	31,663	25,007	14 - 63 years
Pumping and purification equipment	7,416	5,893	7 - 34 years
Office, transportation and
operating equipment	3,766	3,559	1 - 21 years
Land and other non-depreciable assets	2,687	2,451	-
Utility plant in service	176,571	157,506
Construction work in progress	6,297	7,542	-
Total Utility Plant	$182,868	$165,048

The effective rate of depreciation was 1.82% in 2005, 1.74% in 2004, and 1.81% in 2003 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.

Deferred Debt Expense

Deferred debt expense is amortized on a straight-line basis over the term of the related debt.

Regulatory Assets and Liabilities

The Company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation.” SFAS No. 71 provides for the recognition of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current rates or are considered probable of being included in future rates. The regulatory assets or liabilities are then relieved as the cost or credit is reflected in rates. Regulatory assets represent costs that are expected to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates. These deferred costs have been excluded from rate base and, therefore, the Company is not earning a return on the unamortized balances.

	December 31,		Remaining Recovery
	2005	2004	Periods
Assets
Income taxes	$1,924	$1,787	Various
Postretirement benefits	3,414	2,099	Various
Utility plant retirement costs	348	363	5 years
Rate case filing expenses	61	211	1-2 years
	$5,747	$4,460

Liabilities
Income taxes	$871	$890	1-50 years

Certain items giving rise to deferred state income taxes, as well as a portion of deferred Federal income taxes related to differences between book and tax depreciation expense, are recognized for ratemaking purposes on a cash or flow-through basis and will be recovered in rates as they reverse.

Postretirement benefits include both deferred pension expense in excess of contributions made to the plans, and an additional minimum liability for pensions as a result of a plan amendment and a decline in the discount rate used for pension obligations. The additional minimum liability represents the excess of the accumulated benefit obligation over the fair market value of the assets. Both are expected to be recovered in future years as additional contributions are made. The recovery period is dependent on contributions made to the plans and the discount rate used to value the obligations. Neither of these factors can be reasonably projected.

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred that are expected to be recovered over a five year period in rates. Rate case filing expenses are deferred and amortized over a period of 1-2 years.

Regulatory liabilities relate mainly to deferred investment tax credits, and additionally to deferred taxes related to postretirement benefits and bad debts. These liabilities will be given back to customers in rates as tax deductions occur over the next 1-50 years.

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

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on interest rate swaps, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Interest Rate Swap Agreement

The Company utilizes an interest rate swap agreement to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). Interest rate swaps are contracts in which a series of interest rate cash flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

As a derivative, the interest rate swap is recorded on the balance sheet in other deferred credits at fair value. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings as interest expense in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, which has been minimal to date, is recognized currently in earnings. During the twelve months ending December 31, 2006, the Company expects to reclassify $39 (net of tax) from other comprehensive loss to earnings as an expense. The interest rate swap will expire on October 1, 2029.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values or cash flows due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values or cash flows of the hedged assets or liabilities). Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessment indicates derivatives no longer provide an effective hedge, the derivative contracts would be closed out and settled or classified as a trading activity.

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

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets. As of December 31, 2005 and 2004, deferred investment tax credits amounted to $1,082 and $1,121, respectively.

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

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The PPUC approved rate of 10.04% was used for 2005 and 2003. The Company used a blended AFUDC rate in 2004 due to its financing of the Susquehanna River Pipeline Project with tax-exempt debt. The tax-exempt borrowing rate was used for pipeline construction costs which were financed with the tax-exempt debt, and the PPUC approved rate of 10.04% was used for the remainder of construction costs during 2004. AFUDC is recovered through water rates as utility plant is depreciated.

Statements of Cash Flows

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain 2003 and 2004 amounts have been reclassified to conform to the 2005 presentation. Such reclassifications had no effect on net income.

Impact of Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) approved Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs - An Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires the exclusion of certain costs from inventories and the allocation of fixed production overheads to inventories to be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal periods beginning after June 15, 2005. This standard was adopted by the Company in 2005 and it did not have a material impact on its results of operations or financial position.

In November 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29.” SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. The Company adopted this standard and it did not have a material impact on its results of operations or financial position.

In December 2004, the FASB approved SFAS No. 123 (Revised 2004), “Share-Based Payment” with additional guidance provided throughout 2005. This statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. The statement requires companies to begin expensing equity-based awards in the first interim period of the fiscal year beginning after December 15, 2005. This statement will have no impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued FSP 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” Under FSP 109-1, the deduction for qualified domestic production activities should be treated as a reduction of the income tax provision in the period as realized. The Company adopted this statement in 2005 and has recorded an estimate for its effects which reduced the provision for income taxes by approximately $43 in 2005.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” an interpretation of FASB Statement No. 143 which clarifies that an entity is required to recognize a liability for the fair value of conditional asset retirement obligations if the fair value can be reasonably estimated. This interpretation is effective for fiscal years ending after December 15, 2005. The adoption of this interpretation did not have a material impact on the Company’s financial position or results of operations.

In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (“SAB”) 107 regarding the interaction between SFAS No. 123 (revised 2004), Share-Based Payment and certain SEC rules and regulations and provide the staff’s views regarding the valuation of share-based payment arrangements for public companies. This SAB is effective when SFAS No. 123 is first adopted, but will have no impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement applies to all voluntary changes in accounting principle and those changes required by an accounting pronouncement if there are no specific transition provisions. Previous to this Statement, the cumulative effect of the change in accounting principle was included as an adjustment to net income in the period of the change. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes this statement will not have a material impact on its results of operations or financial position.

In September 2005, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” An entity may sell inventory to another entity from which it also purchases inventory to be sold in the same line of business. The inventory purchase and sales transactions may be pursuant to a single arrangement or separate arrangements, and the inventory purchased or sold may be in the form of raw materials, work-in-process (WIP), or finished goods. The consensus related to two issues regarding APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” This consensus is effective for new arrangements entered into, or modifications or renegotiations of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. This consensus is not expected to impact the Company’s financial position or the results of operations.

In October 2005, the FASB issued Staff Position FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” Under this position, rental costs associated with operating leases that are incurred during a construction period shall be recognized as rental expense and cannot be capitalized. This position is effective for the first interim or annual reporting period beginning after December 15, 2005. Adoption of this position will not have a material impact on the Company’s financial position or results of operations.

In November 2005, the FASB published FASB Staff Position Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” to give guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other than temporary, and on measuring such impairment loss. The guidance amends FASB SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” as well as APB Opinion No. 18: “The Equity Method of Accounting for Investments in Common Stock.” Staff Positions FAS 115-1 and FAS 124-1 will apply to reporting periods beginning after December 15, 2005. The adoption of these positions is not expected to have a material impact on the Company’s financial position or results of operations.

2.	Acquisitions

On July 6, 2005, the Company acquired 100% of the capital stock of Spring Grove Water Company for a purchase price of approximately $973. Of the total price, $645 was paid from borrowings under the Company’s lines of credit. Up to $328 may be paid to the former owner in installments based on the amount of water such former owner purchases from the Company over the 60-month period following the closing. As of December 31, 2005, the Company had made installment payments totaling approximately $25. The acquired company provides water service to 21 customers just outside the Borough of Spring Grove. The acquisition included assets with a book value of $284 and assumed liabilities of $25. The Company recorded an acquisition adjustment of $715 and intends to ask the PPUC to amortize these costs over the remaining life of the acquired assets.

Also on July 6, 2005, the Company acquired the water utility assets of Spring Grove Borough for a purchase price of approximately $1,312, which is less than the depreciated original cost of these assets. The Company recorded a negative acquisition adjustment of $514 and intends to ask the PPUC to amortize this credit over the remaining life of the acquired assets. The Company used borrowings under its lines of credit to fund this purchase. This acquisition added approximately 850 customers.

On November 15, 2005, the Company acquired the Mountain View Water Company. In lieu of an actual payment for the system, the Company is required to extend its distribution system to connect to the Mountain View system and provide facility upgrades for the Mountain View system as well. Such projects are currently in process. This acquisition will add approximately 260 customers when the entire system is in place.

The Company began to include the operating results of the acquired systems in its consolidated operating results on the acquisition dates. The results have been immaterial to total company results.

3.	Income Taxes

The provisions for income taxes consist of:

	2005	2004	2003
Federal current	$ 1,979	$ 716	$ 725
State current	716	465	443
Federal deferred	807	1,848	1,250
State deferred	(80)	67	(6)
Federal investment tax credit, net of current utilization	(39)	(45)	(37)
Total income taxes	$ 3,383	$ 3,051	$ 2,375

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

	2005	2004	2003
Statutory Federal tax provision	$ 3,133	$ 2,839	$ 2,320
State income taxes, net of Federal benefit	420	351	288
Tax-exempt interest	(67)	(67)	(81)
Amortization of investment tax credit	(39)	(45)	(38)
Cash value of life insurance	(28)	(41)	(29)
Domestic production deduction	(36)	-	-
Other, net	-	14	(85)
Total income taxes	$ 3,383	$ 3,051	$ 2,375

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2005 and 2004 are summarized in the following table:

	2005	2004
Deferred tax assets:
Reserve for doubtful accounts	$ 55	$ 53
Deferred compensation	888	835
Customers' advances and contributions	303	355
Alternative minimum tax credit carryforward	-	417
Deferred taxes associated with the gross-up
of revenues necessary to return, in rates, the effect of temporary differences	354	361
Investment tax credit	439	455
Unrealized loss on interest rate swap	159	115
Costs deducted for book, not for tax	34	28
Total deferred tax assets	2,232	2,619
Deferred tax liabilities:
Accelerated depreciation	12,629	11,827
Prepaid pension	887	887
Deferred taxes associated with the gross-up
of revenues necessary to recover, in rates, the effect of temporary differences	781	725
Costs deducted for tax, not for book	182	503
Total deferred tax liabilities	14,479	13,942
Net deferred tax liability	$ 12,247	$ 11,323
Reflected on balance sheets as:
Current deferred tax asset	$ (92)	$ (89)
Noncurrent deferred tax liability	12,339	11,412
Net deferred tax liability	$ 12,247	$ 11,323

No valuation allowance is required for deferred tax assets as of December 31, 2005 and 2004. In assessing the soundness of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

4.	Long-Term Debt and Short-Term Borrowings

Long-term debt as of December 31, 2005 and 2004 is summarized in the following table:
	2005	2004
3.6% Industrial Development Authority Revenue
Refunding Bonds, Series 1994, due 2009	$2,700	$2,700
6.0% Industrial Development Authority Revenue
Refunding Bonds, Series 1995, due 2010	-	4,300
3.75% Industrial Development Authority Revenue
Refunding Bonds, Series 1995, due 2010	4,300	-
4.05% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2016	2,350	2,350
5.0% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2016	4,950	4,950
10.17% Senior Notes, Series A, due 2019	6,000	6,000
9.6% Senior Notes, Series B, due 2019	5,000	5,000
1.0% Pennvest Loan, due 2019	574	613
10.05% Senior Notes, Series C, due 2020	6,500	6,500
8.43% Senior Notes, Series D, due 2022	7,500	7,500
Variable Rate Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series B, due 2029	12,000	12,000
Total long-term debt	51,874	51,913
Less current maturities	(12,039)	(16,339)
Long-term portion	$39,835	$35,574

Payments due by period:
2006	2007	2008	2009	2010
$12,039	$40	$40	$2,741	$4,341

2006 payments include $12.0 million variable rate bonds which could be tendered at any time. The Company believes it would be able to remarket all tendered bonds.

On April 1, 2004, the Pennsylvania Economic Development Financing Authority, or the PEDFA, issued $7.3 million aggregate principal amount of Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series A of 2004 for the benefit of the Company. The PEDFA then loaned the proceeds of the offering to the Company pursuant to a loan agreement. The loan agreement provides for a $4.95 million loan bearing interest at 5.00% and a $2.35 million loan bearing interest at 4.05%. The bonds and the related loans will mature on April 1, 2016. The loan agreement contains various covenants and restrictions. We believe that we are currently in compliance with all of these restrictions. The bonds were issued as part of the financing plan for the Susquehanna River Pipeline Project. The proceeds, net of issuance costs, were used to pay down short-term borrowings related to the Project.

On December 9, 2004 the Pennsylvania Economic Development Financing Authority, or the PEDFA, issued $12.0 million aggregate principal amount of PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 for our benefit pursuant to the terms of a trust indenture, dated as of December 1, 2004, between the PEDFA and Manufacturers and Traders Trust Company, as trustee. The PEDFA then loaned the proceeds of the offering of the Series B Bonds to us pursuant to a loan agreement, dated as of December 1, 2004, between us and the PEDFA. The loan agreement provides for a $12.0 million loan with a maturity date of October 1, 2029. Amounts outstanding under the loan agreement are our direct general obligations. The proceeds of the loan were used to pay down short-term borrowings incurred to fund costs related to the Susquehanna River Pipeline Project.

Borrowings under the loan agreement bear interest at a variable rate as determined by PNC Capital Markets, as Remarketing Agent, on a periodic basis elected by us. We have currently elected that the interest rate be determined on a weekly basis. The Remarketing Agent determines the interest rate based on then current market conditions in order to determine the lowest interest rate which would cause the Series B Bonds to have a market value equal to the principal amount thereof plus accrued interest thereon. As of December 31, 2005, the interest rate under the loan agreement was 3.60%.

Holders of the Series B Bonds have the option to tender their bonds at any time. Further, the Series B Bonds are subject to mandatory tender if we elect to change the interest rate determination period or the liquidity facility expires or terminates (as defined in the Indenture). When the bonds are tendered, they are subject to an annual remarketing agreement. The Remarketing Agent will attempt to remarket any Series B Bonds tendered pursuant to the terms of the Indenture. As additional security, the Company also has a Standby Bond Purchase Agreement (also known as a liquidity facility) whereby bonds which cannot be remarketed are purchased by a financial institution. The Standby Bond Purchase Agreement is also renewed annually. If the Remarketing Agent is unable to remarket all or any portion of any bonds tendered or if the liquidity facility expires and is not replaced, we will be required to pay the purchase price of such bonds, which would be equal to 100% of the principal amount thereof plus accrued interest.

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

In connection with the $12.0 million loan agreement, mentioned above, we entered into an interest rate swap with PNC Bank, National Association in order to hedge against interest rate fluctuations due to the variable interest rate under the terms of the loan agreement. Pursuant to the terms of the interest rate swap, we are obligated periodically to pay an amount based on a fixed interest rate, and we will receive an amount based on a variable rate. The variable rate is based on a percentage of the one-month LIBOR. By entering into the interest rate swap, we have effectively fixed the interest rate that we will pay on all amounts outstanding under the loan agreement at 3.16% per annum. The interest rate swap will terminate on the maturity date of the Series B Bonds (which is the same date as the maturity date of the loan under the loan agreement), unless sooner terminated pursuant to its terms. In the event the interest rate swap terminates prior to the maturity date of the Series B Bonds, either we or PNC Bank may be required to make a termination payment to the other based on market conditions at such time. Notwithstanding the terms of the swap agreement, we are ultimately obligated for all amounts due and payable under the loan agreement. The effective date of the swap transaction was December 9, 2004.

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

The 6.0% Industrial Development Authority Revenue Refunding Bonds, Series 1995, had a mandatory tender date of June 1, 2005. The bonds were remarketed and the interest rate re-determined to 3.75% on June 1, 2005. Under the terms of the bonds, existing bond holders were permitted to retain their bonds at the 3.75% interest rate. All bonds not retained by current bond holders were remarketed. The newly issued bonds will mature on June 1, 2010.

The terms of the debt agreements limit in some cases the Company's ability to borrow additional funds, to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, the Company cannot borrow in excess of 60% of its utility plant, and cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1.5 million plus net income since that date. As of December 31, 2005, none of the earnings retained in the business are restricted under these provisions. One of the notes also requires a pledge of $800 of receivables as security for the loan.

The Company maintains unsecured lines of credit aggregating $30.5 million with four banks. Loans granted under these lines as of December 31, 2005 bear interest based on LIBOR plus 0.70% to 1.25%. There were $7,292 of short-term borrowings as of December 31, 2005 and none as of December 31, 2004. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2005 was 5.07%. All of the lines of credit are payable upon demand. The Company is not required to maintain compensating balances and there are no commitment fees on its lines of credit.

5.	Common Stock and Earnings Per Share

Earnings per share are based upon the weighted average number of shares outstanding of 6,906,249 in 2005, 6,625,224 in 2004 and 6,386,460 in 2003. The Company does not have dilutive securities outstanding.

Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). Shares issued during 2005, 2004 and 2003 were 4,562, 4,809 and 5,000, respectively. As of December 31, 2005, 46,449 authorized shares remain unissued under the plan.

Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). Shares issued during 2005, 2004, and 2003 were 41,721, 48,010 and 49,427, respectively. As of December 31, 2005, 719,813 authorized shares remain unissued under the plan.

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

The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service and compensation over the last five years of service. The Company's funding policy is to contribute annually the amount permitted by the PPUC to be collected from customers in rates, but in no case less than the minimum required contribution.

The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 2005 and 2004. The measurement of assets and obligations of the plans is as of December 31, 2005 and 2004.

Obligations and Funded Status At December 31	2005	2004
Change in Benefit Obligation
Pension benefit obligation beginning of year	$ 17,744	$ 14,889
Service cost	587	504
Interest cost	1,018	992
Amendments	-	575
Actuarial loss	932	1,556
Benefit payments	(773)	(772)
Pension benefit obligation end of year	19,508	17,744
Change in Plan Assets
Fair value of plan assets beginning of year	13,934	13,353
Actual return on plan assets	812	1,081
Employer contributions	450	272
Benefits paid	(773)	(772)
Fair value of plan assets end of year	14,423	13,934

Funded Status of Plan
Funded status	(5,085)	(3,810)
Unrecognized net prior service cost	606	884
Unrecognized net loss	4,981	4,047
Net amount recognized as below	$ 502	$ 1,121

The net pension asset is recognized in the accompanying balance sheets as follows:
	Pension Benefits
	2005	2004

Prepaid pension cost	$ -	$ 680
Deferred employee benefits	(1,836)	(1,109)
Other assets (intangible)	606	514
Regulatory asset	1,732	1,036
Net amount recognized	$ 502	$ 1,121

Net periodic benefit cost for 2005, 2004 and 2003 included the following components:
	2005	2004	2003
Service cost	$ 587	$ 503	$ 383
Interest cost	1,017	992	881
Expected return on plan assets	(961)	(917)	(833)
Amortization of loss	147	130	128
Amortization of prior service cost	279	279	31
Rate-regulated adjustment	(619)	(715)	(348)
Net periodic benefit cost	$ 450	$ 272	$ 242

The rate-regulated adjustment set forth above is required in order to reflect pension expense for the Company in accordance with the method used in establishing water rates.

Weighted-average assumptions used to determine benefit obligations at December 31:
	2005	2004
Discount rate	5.50%	5.90%
Rate of compensation increase	5.00%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
	2005	2004	2003
Discount rate	5.90%	6.25%	6.75%
Expected long-term return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The selected long-term rate of return on plan assets (7.0%) was primarily based on the asset allocation of the Plan's assets (approximately 55% to 60% equity securities and 40% to 45% debt securities). Analysis of the historic returns of these asset classes and projections of expected future returns were considered in setting the long-term rate of return. Review of the Plan asset's actual performance for the past 10 years was also made and the average return over this period is approximately 100 basis points higher than the rate selected.

The Company's pension plans' weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

	Plan Assets at December 31
	2005	2004
Asset Category
Equity securities	59%	57%
Debt securities	40%	42%
Other	1%	1%
Total	100%	100%

The investment objective of the Company's defined benefit pension plans is that of Balanced Growth. Our weighted-average target asset allocations are 60% equity securities and 40% debt securities. Our investment performance objectives are to exceed the annual rate of inflation as measured by the Consumer Price Index by 3%, and to exceed the annualized total return of specified benchmarks applicable to the funds within the asset categories.

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

As far as debt securities are concerned, the following must be adhered to: (1) fixed income holdings in a single issuer are limited to 5% of the portfolio; (2) acceptable investments include money market securities, U.S. Government and its agencies and sponsored entities' securities, mortgage-backed and asset backed securities, and corporate securities; (3) purchases must be limited to investment grade or higher; (4) non-U.S. dollar denominated securities are not permissible; and (5) high risk derivatives are prohibited.

Equity securities include York Water Company common stock in the amounts of $330 (2.3% of total plan assets) and $248 (1.8% of total plan assets) at December 31, 2005 and 2004, respectively.

The Company currently expects to contribute $450 to its pension plans in 2006.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in each of the next five years and the subsequent five years in the aggregate:

2006	$ 885
2007	878
2008	1,022
2009	1,051
2010	1,054
2011-2015	5,800

As of December 31, 2005, the Company had an additional minimum liability of $1,732 associated with its defined benefit plans. The additional minimum liability is a result of the accumulated benefit obligation exceeding the fair value of plan assets and results in the establishment of a regulatory asset, as the Company anticipates recovery of the future, increased pension expense through customer rates. An additional minimum liability of $1,036 was initially recorded in 2004 as a result of a plan amendment and a decrease in the assumed discount rate. The amendment to the pension plans eliminated the early retirement penalty for retiring employees who have reached age 62 and have completed at least 25 years of service. Prior to the amendment, retiring employees were subject to an early retirement penalty if they retired prior to age 65. The increased additional minimum pension liability of $696 recorded in 2005 was primarily due to a further decrease in the assumed discount rate.

The accumulated benefit obligation was $16,259 and $14,783 at December 31, 2005 and 2004, respectively. As of December 31, 2005, both of our plans had benefit obligations in excess of plan assets. The following table shows the accumulated benefit obligation, the projected benefit obligation and the fair value of plan assets for each plan:

	General and Administrative Plan		Union-Represented Plan
	2005	2004	2005	2004
Accumulated benefit obligation	$10,334	$9,363	$5,925	$5,420
Projected benefit obligation	12,348	11,206	7,160	6,538
Fair value of plan assets	8,597	8,254	5,826	5,680

The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 65% of the participant's contribution, up to a maximum annual Company contribution of $2 for each employee. The Company's contributions to the plan amounted to $118 in 2005, $99 in 2004, and $94 in 2003.

The Company has non-qualified deferred compensation agreements with certain members of senior management. The future commitments under these arrangements are offset by corporate-owned life insurance policies. At December 31, 2005 and 2004, the present value of the future obligations was approximately $2.2 million and $2.0 million, respectively. The insurance policies included in other assets had a total cash value of approximately $2.5 million and $2.3 million, respectively, at December 31, 2005 and 2004. The Company’s expenses under the plans amounted to $236 in 2005, $113 in 2004 and $166 in 2003.

7.	Rate Increases

The Company increased rates as approved by the PPUC in June 2003 (8.5%). The rates became effective June 26, 2003 and were designed to produce approximately $1.7 million in additional annual operating revenues. The Company subsequently increased rates as approved by the PPUC in September 2004 (15.9%). The new rates became effective November 9, 2004 and were designed to produce approximately $3.5 million in additional annual operating revenues. The next increase request is projected to be filed in March 2006.

8.	Notes Receivable and Customers' Advances for Construction

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

The Company has recorded interest income of $198 in 2005, $198 in 2004, and $236 in 2003. Interest rates on the notes vary from Libor plus 1.00% (5.54% at year-end 2005) to 7.5%.

Included in the accompanying balance sheets at December 31, 2005 and 2004 were the following amounts related to these projects.

	2005	2004
Notes receivable, including interest	$2,196	$2,241
Customers' advances for construction	2,558	2,641

During the second quarter of 2004, the Company offset notes receivable in the amount of $212 against the related advances for construction based on its determination that the principal recoverable from note holders was less than the recorded amount, and the fact that advances are not fully refundable to the extent that payments are not received on the notes. Also during the second quarter of 2004, due to increased construction activity resulting in the collection of application fees and surcharges to recoup construction costs, the Company reinstated notes receivable in the amount of $388 which had been offset against the related advances for construction during the second quarter of 2002. During the fourth quarter of 2004, the Company completed an additional main extension for a municipality. A note receivable and the corresponding customer advance in the amount of $1,424 were recorded. None of these three events affected net income.

The Company has other customers' advances for construction totaling $21,146 and $17,934 at December 31, 2005 and 2004, respectively.

9.	Commitments

Based on its capital budget, the Company plans to spend approximately $17.2 million in 2006, $9.6 million in 2007 and $12.7 million in 2008 on acquisitions and construction. These capital expenditures are net of amounts financed by customer advances. The Company plans to finance ongoing capital expenditures with internally generated funds, short-term borrowings, long-term debt issues, common stock subscriptions or offerings and proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan.

The Company has remaining capital commitments with regard to the automated meter reading project and the enterprise software. Of the total committed of approximately $6.6 million, $3.0 million (included above) remains to be spent as of December 31, 2005.

As of December 31, 2005, the Company employed 97 full time people, 40 under union contract. The current contract was ratified during 2003 and expires in 2007.

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

The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $51,874 at December 31, 2005, and $51,913 at December 31, 2004 had an estimated fair value of approximately $62,000 and $64,000 in 2005 and 2004, respectively. The weighted average rates used to calculate the fair value were based on a multiple of the 5, 10, 15 and 20-year Municipal bond yields. The 2005 rates ranged from 4.22% to 5.33% and the 2004 rates ranged from 3.50% to 5.39%.

The interest rate swap is being carried at its fair value. The fair value of the swap was a loss of $398 as of December 31, 2005 and $297 as of December 31, 2004, as reported in other comprehensive loss. Fair values relating to derivative instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts as of December 31, 2005 and December 31, 2004, based on estimated future cash flows.

The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2005 of $23,704 and $2,196, respectively. At December 31, 2004, customers’ advances for construction and notes receivable had carrying values of $20,575 and $2,241, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

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

12.	Selected Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth	Year
2005
Water operating revenue	$6,235	$6,694	$7,207	$6,669	$26,805
Utility operating income	2,832	3,192	3,635	3,129	12,788
Net income	1,230	1,478	1,735	1,390	5,833
Basic earnings per share	.18	.21	.25	.20	.84
Dividends per share	.156	.156	.156	.168	.636
2004
Water operating revenue	$5,363	$5,498	$5,569	$6,074	$22,504
Utility operating income	2,353	2,366	2,410	2,780	9,909
Net income*	1,577	1,050	1,239	1,435	5,301
Basic earnings per share	.25	.16	.18	.21	.80
Dividends per share	.145	.145	.145	.156	.591

*First quarter net income includes an after tax gain on the sale of land of approximately $467.

13.	Subsequent Events

On February 2, 2006, the Company announced that it entered into an agreement to acquire the water system of Abbottstown Borough which serves approximately 400 customers in Adams County, Pennsylvania. The agreement is subject to the approval of the Pennsylvania Public Utility Commission and the Pennsylvania Department of Environmental Protection. The estimated acquisition cost of $0.9 million will be funded through internally generated funds and short-term borrowings.

Following the acquisition, the Company will serve the customers of the Borough by using its fully filtered and treated water supply. This treated water supply will be provided through a main which will be constructed by the Company to interconnect with the Borough’s existing distribution facilities. The interconnection is expected to be completed by September 1, 2006.

Additional Information

Directors Emeriti

Robert E. Skold	Josephine S. Appell	Horace Keesey III

Officers and Key Employees

Jeffrey S. Osman (63)	Duane R. Close (60)	Bruce C. McIntosh (53)
President & Chief Executive Officer	Vice President-Operations	Vice President-Human Resources

Vernon L. Bracey (44)	Jeffrey R. Hines, P.E. (44)	Kathleen M. Miller (43)
Vice President-Customer Service	Vice President-Engineering & Secretary	Chief Financial Officer & Treasurer

Transfer Agent & Registrar	Stock Exchange Listing
American Stock Transfer & Trust Company	The Company’s common shares trade
59 Maiden Lane	on the Nasdaq National Market.
New York, NY 10273-0923
(800) 937-5449	The trading symbol is “YORW”.
www.amstock.com

Health and Safety

The Company strives to provide a healthy and safe work environment. During 2005, employees achieved significant levels of success in these areas. Many departments continue to extend multiple year records of no loss time injuries. Company wide, we continue to be about one-half the national water industry accident rate.

Diversity

The Company also strives to provide a diverse work environment and diversity in our work force. We continue to seek out and employ qualified employees reflective of the demographics of the geographic area we serve. The Company believes that diversity in the procurement process is a vital necessity in providing for the long-term needs of our operations and our customers. Diversity maximizes the number of vendors available to support our operations, and provide us with needed services.

Independent Auditors

Beard Miller Company LLP
Suite 200, 221 West Philadelphia Street
York, PA 17401