Form 10-K, Exhibit 13
period 2006-12-31
YORK WATER CO
filed 2007-03-15
CIK 108985

EXHIBIT 13

The York Water Company - 2006 Annual Report

Highlights of Our 191st Year
Summary of Operations
(In thousands of dollars, except per share amounts)

For the Year	2006	2005	2004	2003	2002

Water operating revenue	$28,658	$26,805	$22,504	$20,889	$19,553
Operating expenses	15,754	14,017	12,595	11,555	11,220
Operating income	12,904	12,788	9,909	9,334	8,333
Interest expense	3,727	3,423	2,132	2,523	2,692
Gain on sale of land	-	-	743	-	-
Other income (expenses), net	110	(149)	(168)	12	183
Income before income taxes	9,287	9,216	8,352	6,823	5,824
Income taxes	3,196	3,383	3,051	2,375	2,034
Net income	$ 6,091	$ 5,833	$ 5,301	$ 4,448	$ 3,790

Per Share of Common Stock
Book value	$5.84	$4.85	$4.65	$4.05	$3.90
Basic earnings per share	.58	.56	.53	.46	.40
Dividends	.454	.424	.394	.367	.350
Weighted average number of shares
outstanding during the year	10,475,173	10,359,374	9,937,836	9,579,690	9,495,591

Utility Plant
Original cost, net of acquisition adj.	$202,020	$181,756	$163,701	$138,314	$127,117
Construction expenditures	21,682	15,553	25,981	11,527	6,310

Other
Total assets	$196,064	$172,296	$156,066	$127,508	$118,408
Long-term debt including current maturities	62,335	51,874	51,913	32,652	32,690

Share and per share amounts have been restated to reflect the three-for-two stock split effected September 11, 2006.

Shareholder Information

Market for Common Stock and Dividends

The common stock of The York Water Company is traded on the NASDAQ Global Select Market (Symbol “YORW”).
Quarterly price ranges and cash dividends per share for the last two years follow:

		2006			2005
	High	Low	Dividend*	High	Low	Dividend*
1st Quarter	$18.67	$15.33	$0.112	$13.66	$11.67	$0.104
2nd Quarter	20.99	15.92	0.112	15.23	12.07	0.104
3rd Quarter	20.69	15.72	0.112	17.87	14.09	0.104
4th Quarter	20.35	17.50	0.118	17.87	13.75	0.112

*Cash dividends per share reflect dividends declared at each dividend date.
Per share amounts have been restated to reflect the three-for-two stock split effected September 11, 2006.
(Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)
Prices are sales prices listed on NASDAQ.

Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2006 numbered approximately 1,463.

Dividend Policy

Dividends on the Company's common stock are declared by the Board of Directors and are normally paid in January, April, July and October. Dividends are paid based on shares outstanding as of the stated record date, which is ordinarily the last day of the calendar month immediately preceding the dividend payment.

The dividend paid on the common stock on January 16, 2007 was the 544th consecutive dividend paid by the Company. The Company has paid consecutive dividends for its entire history, since 1816. The policy of our Board of Directors is currently to pay cash dividends on a quarterly basis. The dividend rate has been increased annually for ten consecutive years. Future cash dividends will be dependent upon the Company’s earnings, financial condition, capital demands and other factors and will be determined by the Company’s Board of Directors.

Financial Reports and Investor Relations

Shareholders may request, without charge, copies of the Company’s financial reports, including Annual Reports, and Forms 8-K, 10-K and 10-Q filed with the Securities and Exchange Commission (SEC). Such requests, as well as other investor relations inquiries, should be addressed to:

Kathleen M. Miller	The York Water Company	(717) 845-3601
Chief Financial Officer	P. O. Box 15089	(800) 750-5561
	York, PA 17405-7089	kathym@yorkwater.com

YORW on the Internet

For information about the Company, please visit us at: www.yorkwater.com.
The Annual Report as well as reports filed with the SEC can be found on the Company's website at: www.yorkwater.com.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
(In thousands of dollars, except per share amounts)

Forward-looking Statements

This Annual Report contains certain matters which are not historical facts, but which are forward-looking statements. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The Company intends these forward-looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain information relating to the Company’s business strategy; statements including, but not limited to:

• expected profitability and results of operations;
• goals, priorities and plans for, and cost of, growth and expansion;
• strategic initiatives;
• availability of water supply;
• water usage by customers; and
• ability to pay dividends on common stock and the rate of those dividends.

The forward-looking statements in this Annual Report reflect what the Company currently anticipates will happen. What actually happens could differ materially from what it currently anticipates will happen. The Company does not intend to make any public announcement when forward-looking statements in this Annual Report are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason. Important matters that may affect what will actually happen include, but are not limited to:

• changes in weather, including drought conditions;
• levels of rate relief granted;
• the level of commercial and industrial business activity within the Company's service territory;
• construction of new housing within the Company's service territory and increases in population;
• changes in government policies or regulations;
• the ability to obtain permits for expansion projects;
• material changes in demand from customers, including the impact of conservation efforts which may impact the demand of customers for water;
• changes in economic and business conditions, including interest rates, which are less favorable than expected; and
• other matters set forth in Item 1A, “Risk Factors,” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

General Information

The Company is the oldest investor-owned water utility in the United States and is duly organized under the laws of the Commonwealth of Pennsylvania. The Company has operated continuously since 1816. The business of the Company is to impound, purify and distribute water. The Company operates within its franchised territory, which covers 34 municipalities within York County, Pennsylvania and four municipalities within Adams County, Pennsylvania. The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory and rate setting. The Company must obtain PPUC approval before changing any of the aforementioned procedures. Water service is supplied through the Company's own distribution system. The Company obtains its water supply from the south branch and east branch of the Codorus Creek, which drains an area of approximately 117 square miles. The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water. The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of water per day. As of December 31, 2006, the Company's present average daily availability was 35.0 million gallons, and daily consumption was approximately 18.8 million gallons. The Company's service territory had an estimated population of 166,000 as of December 31, 2006. Industry within the Company’s service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, barbells and motorcycles.

The Company’s business does not require large amounts of working capital and is not dependent on any single customer or a very few customers. In 2006, operating revenue was derived from the following sources and in the following percentages: residential, 63%; commercial and industrial, 30%; and other, 7%, which is primarily from the provision for fire service. Increases in revenues are generally dependent on the Company’s ability to obtain rate increases from regulatory authorities in a timely manner and in adequate amounts and to increase volumes of water sold through increased consumption and increases in the number of customers served.

During the five year period ended December 31, 2006, the Company has maintained an increasing growth in number of customers and distribution facilities as demonstrated by the following chart:

	2006	2005	2004	2003	2002
Average daily consumption (gallons per day)	18,769,000	18,657,000	18,116,000	17,498,000	17,901,000
Miles of mains at year-end	840	804	780	739	731
Additional distribution/transmission mains installed (ft.)	178,384	126,962	211,836	44,986	72,121
Number of customers at year-end	57,578	55,731	53,134	51,916	51,023
Population served at year-end	166,000	161,000	158,000	156,000	153,000

Results of Operations

2006 Compared with 2005

Net income for 2006 was $6,091, an increase of $258, or 4.4%, compared to net income of $5,833 for 2005. Increased water revenues were the primary contributing factor. An increased allowance for funds used during construction, decreased supplemental retirement expenses and a lower effective tax rate also added to the increase. Higher operating expenses and higher short-term interest expenses partially offset the increase.

Water operating revenues for the year increased $1,853, or 6.9%, from $26,805 for 2005 to $28,658 for 2006. A 9.2% rate increase effective September 15, 2006 accounted for approximately $719, or 38.8%, of the increase in water operating revenues for 2006. The average number of customers served in 2006 increased as compared to 2005 by 2,287, from 54,410 to 56,697 customers due to growth in the Company’s service territory and the Spring Grove and Mountain View acquisitions in July and November 2005, respectively. Despite this increase in customers, the total per capita volume of water sold in 2006 decreased compared to 2005 due to reduced consumption in the service territory. The Company expects revenues to continue to increase as a result of increases to the customer base within its current service area. The Company also seeks opportunities to make strategic acquisitions from time to time. In 2007, the Company will continue to benefit from the September 2006 rate increase. Drought warnings or restrictions as well as regulatory actions could impact results, however.

Operating expenses for the year increased $1,737, or 12.4%, from $14,017 for 2005 to $15,754 for 2006. Higher salaries due to wage increases and additional employees of approximately $458, increased software training, conversion and support expenses of approximately $184, higher internal control expenses of approximately $171, higher depreciation expense of $155 due to increased plant investment, increased distribution system maintenance of approximately $132 and higher transportation expenses due to additional vehicles and increased gas prices of approximately $116 were the principal reasons for the increase. Higher pension expense, payroll taxes, electric costs, bad debt expense, shareholder expenses and chemical costs aggregating approximately $512 also contributed to the increase. The increase was partially offset by lower rate case expense, reduced hydrant expenses due to inventorying additional parts and higher capitalization of indirect costs aggregating $173. Internal controls expenses are expected to level off in 2007, while depreciation expenses are expected to rise due to the level of plant investment in 2006 and pension expense is expected to rise due to an increased contribution to the plans in 2007. Other operating expenses should continue to increase at a moderate level as costs to serve additional customers and to extend our distribution system continue to rise.

Interest expense on long-term debt increased $80, or 2.3%, from $3,470 for 2005 to $3,550 for 2006, due primarily to an increase in amounts outstanding. The Company issued tax-exempt debt through the York County Industrial Development Authority, or YCIDA, in the amount of $10.5 million in October 2006. The proceeds of the bond issue were used to pay down a portion of the Company’s short-term borrowings. The increase was partially offset by the remarketing of the Company’s 6.0% Industrial Development Authority Revenue Refunding Bonds, Series 1995, and the interest rate being redetermined to 3.75% on June 1, 2005.

Interest expense on short-term debt increased $481, from $134 for 2005 to $615 for 2006 due to an increase in short-term borrowings used to fund operations and construction expenditures. The average short-term debt outstanding in 2006 and 2005 was $10.5 million and $2.7 million, respectively.

Allowance for funds used during construction increased $257 from $181 for 2005 to $438 for 2006 due to an increase in construction expenditures that were eligible for interest, including expenditures for the main extension to Abbottstown and the enterprise software system.

Other income (expenses), net increased by $259 in 2006 as compared to 2005 primarily due to reduced supplemental retirement expenses of approximately $225 due to an increase in the discount rate. Lower contributions and increased interest income on water district notes receivable aggregating approximately $81 also added to the increase. Higher non-operating property maintenance expenses of approximately $28 partially offset the increase.

Federal and state income taxes decreased by $187, or 5.5%. The effective tax rate declined from 36.7% in 2005 to 34.4% in 2006 due to the qualified domestic production deduction.

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

Rate Developments

From time to time the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests. The most recent rate request was filed by the Company on April 27, 2006, and sought an increase of $4.5 million, which would represent a 16.0% increase in rates. Effective September 15, 2006, the PPUC authorized an increase in rates designed to produce approximately $2.6 million in additional annual revenues, which represents an increase of 9.2% in the Company’s rates. The Company does not expect to file a rate increase request in 2007.

Acquisitions

On February 2, 2006, the Company announced an agreement to acquire the water system of Abbottstown Borough which served approximately 400 customers in Adams County, Pennsylvania. The acquisition was approved by the PPUC on July 20, 2006. The Company then constructed a water main, a standpipe and a booster station in order to serve the customers of the Borough by using York Water’s fully filtered and treated water supply. The constructed water main was interconnected with the Borough’s existing distribution facilities in December 2006.

On January 5, 2007, the Company closed the acquisition of the water system of Abbottstown Borough. The purchase price of approximately $0.9 million is less than the depreciated original cost of these assets. The Company will record a negative acquisition adjustment of approximately $131 and will amortize this credit over the remaining life of the acquired assets. The purchase was funded through internally generated funds and short-term borrowings. The Company began serving the customers of Abbottstown Borough in January 2007.

Liquidity and Capital Resources

As of December 31, 2006, current assets exceeded current liabilities by $775. During the fourth quarter of 2006, all short-term borrowings were refinanced with the proceeds of a long-term debt issuance and a common stock offering (described below). In addition, the Company renegotiated its standby bond purchase agreement (liquidity facility) associated with the Pennsylvania Economic Development Financing Authority (PEDFA) Exempt Facilities Revenue Bonds, Series B of 2004 to extend for a period of two years rather than one year. The bondholders of this debt issue are permitted to tender their bonds at any time. The Company has an annual remarketing agreement in place if this should happen which provides for the remarketing agent to re-sell the bonds. The standby bond purchase agreement becomes effective if the remarketing agent is unable to re-sell the bonds. The agreement provides for a financial institution to purchase the bonds. During the time the financial institution owns the bonds, they may be sold by the institution or the remarketing agent. If the bonds are not sold within 6 months, the Company must begin to buy back the bonds in monthly installments over a five-year period. Since the Company may be required to buy a portion of the bonds back after 6 months, part of the $12.0 million debt issue, $1.2 million, is classified as short-term. The remaining $10.8 million is classified as long-term because it would not be payable within one year, and the standby bond purchase agreement is now effective longer than one year.

The Company maintains lines of credit aggregating $20.5 million. Loans granted under these lines of credit bear interest at LIBOR plus 0.700% to 0.875%. Both lines of credit are unsecured and payable upon demand. The Company is not required to maintain compensating balances on its lines of credit. As of December 31, 2006 there were no outstanding borrowings under these agreements.

On October 27, 2006 the YCIDA issued $10.5 million Exempt Facilities Revenue Bonds Series 2006 for the benefit of the Company. The YCIDA then loaned the proceeds of the offering to the Company pursuant to a loan agreement. The loan agreement provides for a $10.5 million loan bearing interest at 4.75%. The bonds and the related loan will mature on October 1, 2036. The loan agreement contains various covenants and restrictions. The Company is in compliance with these restrictions. The proceeds of the loan were used to pay down a portion of the Company’s short-term borrowings.

In December, 2006 the Company closed an underwritten public offering of 645,000 shares and an over-allotment of 94,750 shares of its common stock. Janney Montgomery Scott LLC was the sole underwriter in the offering. The Company received net proceeds in the offering, after deducting offering expenses and underwriter’s discounts and commissions, of approximately $12.5 million. The net proceeds were used to repay the Company’s remaining short-term borrowings and to fund operations and capital expenditures. The issuance of these shares late in the year will likely cause dilution of basic earnings per share in 2007.

During 2006, net cash provided by operating activities and financing activities equaled net cash used in investing activities. The Company anticipates that during 2007 this will continue to be the case. Internally-generated funds, borrowings against the Company’s lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), or DRIP, and employee stock purchase plan, or ESPP and customer advances will be used to satisfy the need for additional cash.

During 2006, the Company incurred $21,682 of construction expenditures. Approximately $4,260, or 20%, of the expenditures were for the automated meter reading system and the enterprise software system. An additional $4,507, or 21%, was for the main, standpipe and booster station for Abbottstown and the western portion of our service territory, and the remaining expenditures were for routine distribution system expenditures including the addition of various standpipes. The Company financed such expenditures through internally generated funds, customers’ advances, short-term borrowings, proceeds from the issuance of common stock under its DRIP and ESPP, the proceeds of the YCIDA loan described above and proceeds from the December 2006 common stock offering described above. The Company anticipates construction expenditures for 2007 and 2008 of approximately $13.9 million and $16.3 million, respectively. In addition to routine transmission and distribution projects, a portion of the anticipated 2007 and 2008 expenditures will be for an addition to the Company’s distribution facility, additional standpipes, upgrades to water treatment facilities and various replacements of aging infrastructure. The Company plans to finance these future expenditures using internally-generated funds, short-term borrowings, customer advances, proceeds from the issuance of common stock under the DRIP and ESPP, and the distribution surcharge allowed by the PPUC. The distribution surcharge allows the Company to add a charge to customers’ bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

Dividends

During 2006, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 79.1% and 65.7% respectively. During the fourth quarter of 2006, the Board of Directors increased the dividend by 5.4% from 11.2 cents per share to 11.8 cents per share per quarter. This was the tenth consecutive annual dividend increase and the 191st consecutive year of paying dividends. While the Company expects to maintain this dividend amount in 2007, future dividends will be dependent upon the Company’s earnings, financial condition, capital demands and other factors and will be determined by the Company’s Board of Directors.

Common Stockholders’ Equity

Common stockholders’ equity as a percent of the total capitalization (including current maturities of long-term debt) was 51.2% as of December 31, 2006 compared with 49.3% as of December 31, 2005. It is the Company’s intent to maintain a debt to equity ratio near fifty percent.

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

Contractual Obligations

The following summarizes the Company’s contractual obligations by period as of December 31, 2006:

	Payments due by period

	Total	2007	2008	2009	2010	2011	Thereafter
Long-term debt obligations (a)	$62,335	$1,240	$2,440	$5,141	$6,741	$2,441	$44,332

Interest on long-term debt (b)	51,069	3,481	3,480	3,419	3,288	3,221	34,180

Purchase obligations (c)	254	254	-	-	-	-	-

Defined benefit obligations (d)	800	800	-	-	-	-	-

Deferred employee benefits (e)	3,986	161	209	209	179	212	3,016

Total	$118,444	$5,936	$6,129	$8,769	$10,208	$5,874	$81,528

(a)
Represents debt maturities including current maturities. Included in the table are payments of $1.2 million in 2007, $2.4 million annually in 2008-2011, and $1.2 million in 2012 on the $12.0 million variable rate bonds which could be tendered at any time. The Company believes it would be able to remarket any tendered bonds and would not have to buy them back before maturity in 2029.

(b)
Excludes interest on variable rate debt and interest rate swap payments as these payments cannot be reasonably estimated. These payments are expected to be in the $380 to $500 range annually through 2029.

(c)	Represents obligations under contracts relating to the new meter reading system and the new enterprise software system.
(d)	Represents contributions expected to be made to qualified defined benefit plans. The amount of required contributions in 2008 and thereafter is not currently determinable.
(e)	Represents the obligations under the Company’s Supplemental Retirement and Deferred Compensation Plans for executives.

In addition to these obligations, the Company makes refunds on Customers’ Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains. The refund amounts are not included in the above table because the timing cannot be accurately estimated. Portions of these refund amounts are payable annually through 2017 and amounts not paid by the contract expiration dates become non-refundable and are transferred to Contributions in Aid of Construction.

Critical Accounting Estimates

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Our accounting policies require us to make subjective judgments because of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include: regulatory assets and liabilities, revenue recognition and accounting for our pension plans.

Regulatory Assets and Liabilities
SFAS No. 71 defines generally accepted accounting principles for companies whose rates are established by or are subject to approval by an independent third-party regulator. In accordance with SFAS No. 71, the Company defers costs and credits on its balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the rate-making process in a period different from when the costs and credits were incurred. These deferred amounts are then recognized in the income statement in the period in which they are reflected in customer rates. If the Company later finds that these assets and liabilities cannot be included in rate-making, they are adjusted appropriately. See Note 1 for additional details regarding regulatory assets and liabilities.

Revenue Recognition
Revenues include amounts billed to metered customers on a cycle basis and unbilled amounts based on both actual and estimated usage from the latest meter reading to the end of the accounting period. Estimates are based on average daily usage for those particular customers. The unbilled revenue amount is recorded as a current asset on the balance sheet. Actual results could differ from these estimates and would result in operating revenues being adjusted in the period in which the actual usage is known. Based on historical experience, the Company believes its estimate of unbilled revenues is reasonable.

Pension Accounting
Accounting for defined benefit pension plans requires estimates of future compensation increases, mortality, the discount rate, and expected return on plan assets as well as other variables. The Company selected its December 31, 2006 discount rate based on the Citigroup Pension Liability Index. This index uses the Citigroup spot rates for durations out to 30 years and matches them to expected disbursements from the plan over the long term. The Company believes this index most appropriately matches its pension obligations. The Company’s December 31, 2005 discount rate was based on the Moody’s AA bond rate. Both indices produced similar results for 2006. The present values of the Company’s future pension obligations were determined using a discount rate of 5.90% at December 31, 2006 and 5.50% at December 31, 2005.

Choosing a lower discount rate normally increases the amount of pension expense and the corresponding liability. In the case of the Company, a 25 basis point reduction in the discount rate would increase its liability by $651, but would not have an impact on its pension expense. The PPUC, in a previous rate settlement, agreed to grant recovery of the Company’s contribution to the pension plans in customer rates. As a result, under SFAS No. 71, expense in excess of the Company’s pension plan contribution is deferred as a regulatory asset and will be expensed as contributions are made to the plans and the contributions are recovered in customer rates. Therefore, changes in the discount rate affect regulatory assets rather than pension expense.

The Company’s estimate of the expected return on plan assets was primarily based on the historic returns and projected future returns of the asset classes represented in its plans. Approximately 60% of pension assets are equity securities and 40% are debt securities. The Company used 7% as its estimate of expected return on assets in both 2005 and 2006. If the Company were to reduce the expected return by 25 basis points to 6.75%, its liability would increase by $35, but its expense would again remain unchanged because the expense is equal to the Company’s contribution to the plans. The additional expense would instead be recorded as an increase to regulatory assets.

Other critical accounting estimates are discussed in the Significant Accounting Policies Note to the Financial Statements.

Off-Balance Sheet Transactions

The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses. The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities, with the exception of the interest rate swap agreement discussed in Note 4 to the financial statements, does not use derivative financial instruments for speculative trading purposes, has no lease obligations, and does not have material transactions involving related parties.

Impact of Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 155, “Accounting for Certain Hybrid Financial Instruments - An Amendment of FASB Statements No. 133 and 140.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets for derivatives, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding derivatives. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company adopted this statement in January 2007. Based on current financial instruments, there will be no effect on the Company’s financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets,” to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” Additionally, SFAS No. 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company adopted this statement in January 2007 and it had no impact on the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Staff Position (FSP) No. FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” to provide guidance to a lessor in a transaction classified as a leveraged lease in accordance with SFAS No. 13, “Accounting for Leases.” FSP No. FAS 13-2 amends SFAS No. 13 to require a lessor to recalculate a leveraged lease to reflect a change or projected change in the timing of the realization of tax benefits generated by that lease. This FSP applies to fiscal years beginning after December 15, 2006. The Company adopted this position in January 2007 and it had no impact on financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company evaluated and adopted this interpretation in January 2007 concluding that no uncertain tax positions meeting the recognition and measurement test of FIN No. 48 were required.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price). SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. The Company is currently evaluating this standard for its effects on future financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires (1) recognition of the funded status of a benefit plan in the balance sheet, (2) recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost, (3) measurement of defined benefit plan assets and obligations as of the balance sheet date, and (4) disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from delayed recognition in the current period. The requirements to recognize the funded status of a plan and to comply with disclosure provisions are effective as of the end of the fiscal year that ends after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the balance sheet date is effective for fiscal years ending after December 15, 2008. The Company adopted this standard as of December 31, 2006 and has accordingly reported the unfunded status of its defined benefit pension plans as well as the required disclosures. The effects can be seen in Note 6 of this report. The requirement to measure plan assets and benefit obligations as of the balance sheet date, effective after December 15, 2008 will have no impact, as the Company’s plans are already measured at the balance sheet date.

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

Management evaluated the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective.

The Company’s independent auditors, Beard Miller Company LLP, have audited management’s assessment of the Company’s internal control over financial reporting. Their opinion on management’s assessment and their opinions on the effectiveness of the Company’s internal control over financial reporting and on the Company’s financial statements appear on the following pages of this annual report.

/s/Jeffrey S. Osman	/s/Kathleen M. Miller
Jeffrey S. Osman President, Chief Executive Officer	Kathleen M. Miller Chief Financial Officer

March 12, 2007

THE YORK WATER COMPANY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The York Water Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that The York Water Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The York Water Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that The York Water Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, The York Water Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, common stockholders’ equity and comprehensive income, and cash flows of The York Water Company, and our report dated March 12, 2007 expressed an unqualified opinion.

/s/ Beard Miller Company LLP
Beard Miller Company LLP York, Pennsylvania March 12, 2007

THE YORK WATER COMPANY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The York Water Company

We have audited the accompanying balance sheets of The York Water Company as of December 31, 2006 and 2005, and the related statements of income, common stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, the Company changed its method of accounting for defined benefit pension plans in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The York Water Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2007 expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ Beard Miller Company LLP
Beard Miller Company LLP York, Pennsylvania March 12, 2007

THE YORK WATER COMPANY

Balance Sheets
(In thousands of dollars, except per share amounts)

	As of	As of
	Dec. 31, 2006	Dec. 31, 2005

ASSETS
UTILITY PLANT, at original cost	$203,101	$182,868
Plant acquisition adjustments	(1,081)	(1,112)
Accumulated depreciation	(28,220)	(26,982)
Net utility plant	173,800	154,774

OTHER PHYSICAL PROPERTY:
Less accumulated depreciation of $138 in 2006
and $129 in 2005	569	527

CURRENT ASSETS:
Receivables, less reserves of $173 in 2006 and $135 in 2005	2,304	2,202
Unbilled revenues	2,536	1,580
Recoverable income taxes	520	59
Materials and supplies inventories, at cost	820	843
Prepaid expenses	400	348
Deferred income taxes	118	92
Total current assets	6,698	5,124

OTHER LONG-TERM ASSETS:
Deferred debt expense	1,263	761
Notes receivable	1,941	2,196
Deferred regulatory assets	8,993	5,747
Other	2,800	3,167
Total long-term assets	14,997	11,871

Total Assets	$196,064	$172,296

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Balance Sheets
(In thousands of dollars, except per share amounts)

	As of	As of
	Dec. 31, 2006	Dec. 31, 2005

STOCKHOLDERS' EQUITY AND LIABILITIES
COMMON STOCKHOLDERS' EQUITY:
Common stock, no par value, authorized 46,500,000 shares,	$55,558	$42,015
issued and outstanding 11,201,119 shares in 2006
and 10,399,995 shares in 2005
Retained earnings	9,904	8,633
Accumulated other comprehensive loss	(101)	(233)
Total common stockholders' equity	65,361	50,415

PREFERRED STOCK, authorized 500,000 shares, no shares issued	-	-

LONG-TERM DEBT, excluding current portion	61,095	39,835

COMMITMENTS

CURRENT LIABILITIES:
Short-term borrowings	-	7,292
Current portion of long-term debt	1,240	12,039
Accounts payable	1,627	2,641
Dividends payable	1,075	927
Accrued taxes	70	89
Accrued interest	916	786
Deferred regulatory liabilities	118	92
Other accrued expenses	877	784
Total current liabilities	5,923	24,650

DEFERRED CREDITS:
Customers' advances for construction	25,221	23,704
Contributions in aid of construction	15,952	14,995
Deferred income taxes	14,485	12,339
Deferred investment tax credits	1,044	1,082
Deferred regulatory liabilities	749	779
Deferred employee benefits	5,891	3,885
Other deferred credits	343	612
Total deferred credits	63,685	57,396

Total Stockholders' Equity and Liabilities	$196,064	$172,296

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Income
(In thousands of dollars, except per share amounts)

	Year Ended December 31
	2006	2005	2004

WATER OPERATING REVENUES:
Residential	$17,972	$16,737	$13,789
Commercial and industrial	8,497	8,009	6,893
Other	2,189	2,059	1,822
	28,658	26,805	22,504

OPERATING EXPENSES:
Operation and maintenance	5,976	5,298	4,975
Administrative and general	6,174	5,432	4,759
Depreciation and amortization	2,522	2,364	1,942
Taxes other than income taxes	1,082	923	919
	15,754	14,017	12,595

Operating income	12,904	12,788	9,909

OTHER INCOME (EXPENSES):
Interest on long-term debt	(3,550)	(3,470)	(3,023)
Interest on short-term debt	(615)	(134)	(174)
Allowance for funds used during construction	438	181	1,065
Gain on sale of land	-	-	743
Other income (expenses), net	110	(149)	(168)
	(3,617)	(3,572)	(1,557)

Income before income taxes	9,287	9,216	8,352

Federal and state income taxes	3,196	3,383	3,051

Net Income	$6,091	$5,833	$5,301

Basic Earnings Per Common Share	$0.58	$0.56	$0.53

Cash Dividends Declared Per Common Share	$0.454	$0.424	$0.394

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Common Stockholders' Equity and Comprehensive Income
(In thousands, except per share amounts)
For the Years Ended December 31, 2006, 2005 and 2004

			Accumulated
			Other
	Common	Retained	Comprehensive
	Stock	Earnings	Income (Loss)	Total

Balance, December 31, 2003	$33,235	$5,821	$-	$39,056
Net income	-	5,301	-	5,301
Other comprehensive income(loss):
Unrealized loss on interest rate swap,
net of $121 income tax	-	-	(177)	(177)
Reclassification adjustment for amounts
recognized in income, net of $5 income tax	-	-	8	8
Comprehensive income				5,132
Dividends ($.394 per share)	-	(3,930)	-	(3,930)
Issuance of 622,500 shares of common stock	6,832	-	-	6,832
Issuance of common stock under
dividend reinvestment plan	861	-	-	861
Issuance of common stock under
employee stock purchase plan	86	-	-	86
Balance, December 31, 2004	41,014	7,192	(169)	48,037
Net income	-	5,833	-	5,833
Other comprehensive income(loss):
Unrealized loss on interest rate swap,
net of $101 income tax	-	-	(148)	(148)
Reclassification adjustment for amounts
recognized in income, net of $57 income tax	-	-	84	84
Comprehensive income				5,769
Dividends ($.424 per share)	-	(4,392)	-	(4,392)
Issuance of common stock under
dividend reinvestment plan	903	-	-	903
Issuance of common stock under
employee stock purchase plan	98	-	-	98
Balance, December 31, 2005	42,015	8,633	(233)	50,415
Net income	-	6,091	-	6,091
Other comprehensive income(loss):
Unrealized gain on interest rate swap,
net of $82 income tax	-	-	120	120
Reclassification adjustment for amounts
recognized in income, net of $8 income tax	-	-	12	12
Comprehensive income				6,223
Dividends ($.454 per share)	-	(4,820)	-	(4,820)
Issuance of 739,750 shares of common stock	12,482	-	-	12,482
Issuance of common stock under
dividend reinvestment plan	963	-	-	963
Issuance of common stock under
employee stock purchase plan	98	-	-	98
Balance, December 31, 2006	$55,558	$9,904	$(101)	$65,361

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Cash Flows
(In thousands of dollars, except per share amounts)

	Year Ended December 31
	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,091	$5,833	$5,301
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of land	-	-	(743)
Depreciation and amortization	2,522	2,364	1,942
Increase in deferred income taxes	1,496	688	1,870
Other	(115)	(85)	(201)
Changes in assets and liabilities:
Increase in accounts receivable, unbilled revenues and recoverable income taxes	(1,729)	(261)	(644)
(Increase) decrease in materials and supplies	23	(150)	(101)
Increase in prepaid expenses and prepaid pension costs	(2,717)	(598)	(706)
Increase in accounts payable, accrued expenses, regulatory
and other liabilities, and deferred employee benefits and credits	1,504	1,149	1,560
Increase (decrease) in accrued interest and taxes	111	(477)	312
Increase in regulatory and other assets	(70)	(12)	(920)
Net cash provided by operating activities	7,116	8,451	7,670

CASH FLOWS FROM INVESTING ACTIVITIES:
Utility plant additions, including allowance for funds used during construction
of $245 in 2006, $101 in 2005 and $879 in 2004	(20,678)	(15,562)	(25,689)
Acquisitions of water systems, net	-	(1,994)	-
Proceeds from sale of land	-	-	792
Decrease in notes receivable	255	41	18
Net cash used in investing activities	(20,423)	(17,515)	(24,879)

CASH FLOWS FROM FINANCING ACTIVITIES:
Customers' advances for construction and contributions in aid of construction	4,065	5,328	2,436
Repayments of customer advances	(1,465)	(1,141)	(490)
Proceeds (issuance costs) of long-term debt	9,920	(35)	18,751
Repayments of long-term debt	(39)	(39)	(39)
Borrowings (repayments) under line-of-credit agreements	(7,292)	7,292	(7,153)
Changes in cash overdraft position	(753)	805	(108)
Proceeds from issuance of common stock	12,482	-	6,832
Issuance of common stock under dividend reinvestment plan	963	903	861
Issuance of common stock under employee stock purchase plan	98	98	86
Dividends paid	(4,672)	(4,311)	(3,803)
Net cash provided by financing activities	13,307	8,900	17,373

Net change in cash and cash equivalents	-	(164)	164
Cash and cash equivalents at beginning of year	-	164	-
Cash and cash equivalents at end of year	$-	$-	$164

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$3,815	$3,473	$2,228
Income taxes	2,174	3,027	1,003

Supplemental schedule of non-cash investing and financing activities:
Accounts payable includes $900 in 2006, $1,223 in 2005 and $1,312 in 2004 for the construction of utility plant.
Accounts payable and other deferred credits includes $239 in 2006 and $303 in 2005 for the acquisition of water systems.
The change in notes receivable includes ($4) in 2005 and $1,600 in 2004 offset by like amounts of customer advances.

The accompanying notes are an integral part of these statements.

Notes to Financial Statements
(In thousands of dollars, except per share amounts)

1.	Significant Accounting Policies

The business of The York Water Company is to impound, purify and distribute water. The Company operates within its franchised territory located in York and Adams Counties, Pennsylvania, and is subject to regulation by the PPUC.

The following summarizes the significant accounting policies employed by The York Water Company.

Consolidation

During 2006, the Company’s only subsidiary, Spring Grove Water Company, was merged with The York Water Company creating one entity.

Utility Plant and Depreciation

The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overhead and, for certain utility plant, allowance for funds used during construction. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 2006 and 2005, utility plant includes a credit acquisition adjustment of $1,081 and $1,112, respectively. The net acquisition adjustment is being amortized over the remaining life of the respective assets. Amortization amounted to $31 in 2006 and $34 in 2005. In 2006, the Company began to amortize the positive acquisition adjustment which resulted from the 2005 Spring Grove acquisitions.

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

	December 31,		Approximate range
Utility Plant Asset Category	2006	2005	of remaining lives

Mains and accessories	$102,743	$93,105	11 - 85 years
Services, meters and hydrants	42,447	37,934	21- 53 years
Operations structures, reservoirs and
water tanks	33,677	31,663	12 - 66 years
Pumping and purification equipment	7,428	7,416	9 - 34 years
Office, transportation and
operating equipment	7,458	3,766	0- 23 years
Land and other non-depreciable assets	2,690	2,687	-
Utility plant in service	196,443	176,571
Construction work in progress	6,658	6,297	-
Total Utility Plant	$203,101	$182,868

The effective rate of depreciation was 1.72% in 2006, 1.82% in 2005, and 1.74% in 2004 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.

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

Revenues

Revenues include amounts billed to customers on a cycle basis and unbilled amounts based on actual and estimated usage from the latest meter reading to the end of the accounting period.

Deferred Debt Expense

Deferred debt expense is amortized on a straight-line basis over the term of the related debt.

Notes Receivable

Notes receivable are recorded at cost and represent amounts due from various municipalities for construction of water mains into their particular municipality. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a note is considered to be impaired, the carrying value of the note is written down. The amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate.

Regulatory Assets and Liabilities

The Company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation.” SFAS No. 71 provides for the recognition of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current customer rates or are considered probable of being included in future rates. The regulatory assets or liabilities are then relieved as the cost or credit is reflected in rates. Regulatory assets represent costs that are expected to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates. These deferred costs have been excluded from the Company’s rate base and, therefore, no return is being earned on the unamortized balances.

Regulatory assets and liabilities are comprised of the following:

	December 31,		Remaining Recovery
	2006	2005	Periods
Assets
Income taxes	$2,415	$1,924	Various
Postretirement benefits	6,079	3,414	10-20 years
Utility plant retirement costs	338	348	5 years
Rate case filing expenses	161	61	1-2 years
	$8,993	$5,747

Liabilities
Income taxes	$ 867	$871	1-50 years

Certain items giving rise to deferred state income taxes, as well as a portion of deferred Federal income taxes related primarily to differences between book and tax depreciation expense, are recognized for ratemaking purposes on a cash or flow-through basis and will be recovered in rates as they reverse.

Postretirement benefits include (a) deferred pension expense in excess of contributions made to the plans, and (b) the underfunded status of the pension plans (2006) or minimum pension liability (2005). The underfunded status represents the excess of the projected benefit obligation over the fair market value of the assets, and the minimum pension liability represents the excess of the accumulated benefit obligation over the fair market value of the assets. Both are expected to be recovered in future years as additional contributions are made. The recovery period is dependent on contributions made to the plans and the discount rate used to value the obligations. The period is estimated at between 10 and 20 years.

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred that are expected to be recovered over a five year period in rates. Rate case filing expenses are deferred and amortized over a period of 1-2 years.

Regulatory liabilities relate mainly to deferred investment tax credits, and additionally to deferred taxes related to postretirement death benefits and bad debts. These liabilities will be given back to customers in rates as tax deductions occur over the next 1-50 years.

Materials and Supplies Inventories

Materials and supplies inventories are stated at cost. Costs are determined using the average cost method.

Other Assets

Other assets consist mainly of the cash value of life insurance policies held as an investment by the Company for reimbursement of costs and benefits associated with its supplemental retirement and deferred compensation programs.

Customers' Advances for Construction

Customer advances are cash payments from developers, municipalities, customers or builders for construction of utility plant and are refundable as operating revenues are earned and any notes receivable have been paid after the completion of construction. After all refunds to which the customer is entitled are made, any remaining balance is transferred to contributions in aid of construction. From 1986 - 1996 when customer advances were taxable income to the Company, additional funds were collected from customers to cover the taxes. Those funds were recorded as a liability within Customer Advances and are being amortized as deferred income over the tax life of the underlying assets.

Contributions in Aid of Construction

Contributions in Aid of Construction is composed of (i) direct, non-refundable contributions from developers, customers or builders for construction of water infrastructure and (ii) customer advances that have become non-refundable. Contributions in aid of construction are deducted from the Company’s rate base, and therefore, no return is earned on property financed with contributions. The PPUC requires that contributions received remain on the Company’s balance sheet indefinitely as a long-term liability.

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

Interest Rate Swap Agreement

The Company utilizes an interest rate swap agreement to convert a portion of its variable-rate debt to a fixed rate. The Company has designated the interest rate swap agreement as a cash flow hedge. Interest rate swaps are contracts in which a series of interest rate cash flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

As a derivative, the interest rate swap is recorded on the balance sheet in other deferred credits at fair value. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings as interest expense in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, which has been minimal to date, is recognized currently in earnings. During the twelve months ending December 31, 2007, the Company expects to reclassify $5 (net of tax) from other comprehensive loss to earnings as an expense. The interest rate swap will expire on October 1, 2029.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values or cash flows due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values or cash flows of the hedged assets or liabilities). Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessment indicates derivatives no longer provide an effective hedge, the derivative contracts would be closed out and settled or classified as a trading activity.

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

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets. As of December 31, 2006 and 2005, deferred investment tax credits amounted to $1,044 and $1,082, respectively.

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The PPUC approved rate of 10.04% was used for 2006 and 2005. The Company used a blended AFUDC rate in 2004 due to its financing of the Susquehanna River Pipeline Project with tax-exempt debt. The tax-exempt borrowing rate was used for pipeline construction costs which were financed with the tax-exempt debt, and the PPUC approved rate of 10.04% was used for the remainder of construction costs during 2004. AFUDC is recovered through water rates as utility plant is depreciated.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

The Company had a book overdraft of $52 and $805 at December 31, 2006 and 2005, respectively. The book overdraft represents outstanding checks and other items which had not cleared the bank as of the end of the period. The overdraft is included in accounts payable on the balance sheet and the change in overdraft position is recorded as a financing activity on the statement of cash flows.

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

Reclassifications

Certain 2005 amounts have been reclassified to conform to the 2006 presentation. Such reclassifications had no effect on net income.

Impact of Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 155, “Accounting for Certain Hybrid Financial Instruments - An Amendment of FASB Statements No. 133 and 140.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets for derivatives, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding derivatives. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company adopted this statement in January 2007. Based on current financial instruments, there will be no effect on the Company’s financial position or results of operations.

In March 2006, The FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets,” to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” Additionally, SFAS No. 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company adopted this statement in January 2007 and it had no impact on the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Staff Position (FSP) No. FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” to provide guidance to a lessor in a transaction classified as a leveraged lease in accordance with SFAS No. 13, “Accounting for Leases.” FSP No. FAS 13-2 amends SFAS No. 13 to require a lessor to recalculate a leveraged lease to reflect a change or projected change in the timing of the realization of tax benefits generated by that lease. This FSP applies to fiscal years beginning after December 15, 2006. The Company adopted this position in January 2007 and it had no impact on financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company evaluated and adopted this interpretation in January 2007 concluding that no uncertain tax positions meeting the recognition and measurement test of FIN No. 48 were required.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price). SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. The Company is currently evaluating this standard for its effects on future financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires (1) recognition of the funded status of a benefit plan in the balance sheet, (2) recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost, (3) measurement of defined benefit plan assets and obligations as of the balance sheet date, and (4) disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from delayed recognition in the current period. The requirements to recognize the funded status of a plan and to comply with disclosure provisions are effective as of the end of the fiscal year that ends after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the balance sheet date is effective for fiscal years ending after December 15, 2008. The Company adopted this standard as of December 31, 2006 and has accordingly reported the unfunded status of its defined benefit pension plans as well as the required disclosures. The effects can be seen in Note 6 of this report. The requirement to measure plan assets and benefit obligations as of the balance sheet date, effective after December 15, 2008 will have no impact, as the Company’s plans are already measured at the balance sheet date.

2.	Acquisitions

On July 6, 2005, the Company acquired 100% of the capital stock of Spring Grove Water Company for a purchase price of approximately $973. Of the total price, $645 was paid from borrowings under the Company’s lines of credit. Up to $328 may be paid to the former owner in installments based on the amount of water such former owner purchases from the Company over the 60-month period following the closing. As of December 31, 2006, the Company had made installment payments totaling approximately $89. The acquired company provided water service to 21 customers just outside the Borough of Spring Grove. The acquisition included assets with a book value of $284 and assumed liabilities of $25. The Company recorded an acquisition adjustment of $715 and is amortizing these costs over the remaining life of the acquired assets.

Also on July 6, 2005, the Company acquired the water utility assets of Spring Grove Borough for a purchase price of approximately $1,312, which is less than the depreciated original cost of these assets. The Company recorded a negative acquisition adjustment of $514 and is amortizing this credit over the remaining life of the acquired assets. The Company used borrowings under its lines of credit to fund this purchase. This acquisition added approximately 850 customers.

On November 15, 2005, the Company acquired the Mountain View Water Company. In lieu of an actual payment for the system, the Company extended its distribution system to connect to the Mountain View system and provided facility upgrades for the Mountain View system as well. This acquisition added approximately 260 customers.

The Company began to include the operating results of the acquired systems in its operating results on the acquisition dates. The results have been immaterial to total company results.

Please see Note 13 for a subsequent acquisition.

3.	Income Taxes

The provisions for income taxes consist of:

	2006	2005	2004
Federal current	$ 1,295	$ 1,979	$ 716
State current	404	716	465
Federal deferred	1,507	807	1,848
State deferred	28	(80)	67
Federal investment tax credit, net of current utilization	(38)	(39)	(45)
Total income taxes	$ 3,196	$ 3,383	$ 3,051

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

	2006	2005	2004
Statutory Federal tax provision	$ 3,158	$ 3,133	$ 2,839
State income taxes, net of Federal benefit	285	420	351
Tax-exempt interest	(75)	(67)	(67)
Amortization of investment tax credit	(39)	(39)	(45)
Cash value of life insurance	(34)	(28)	(41)
Domestic production deduction	(42)	(36)	-
Other, net	(57)	-	14
Total income taxes	$ 3,196	$ 3,383	$ 3,051

The tax effects of temporary differences between book and tax balances that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2006 and 2005 are summarized in the following table:

	2006	2005
Deferred tax assets:
Reserve for doubtful accounts	$ 70	$ 55
Deferred compensation	855	888
Customers' advances and contributions	252	303
Deferred taxes associated with the gross-up
of revenues necessary to return, in rates, the effect of temporary differences	352	354
Investment tax credit	424	439
Underfunded pension/Minimum pension liability	1,581	745
Unrealized loss on interest rate swap	69	159
Costs deducted for book, not for tax	52	34
Total deferred tax assets	3,655	2,977
Deferred tax liabilities:
Accelerated depreciation	14,342	12,629
Deferred taxes associated with the gross-up
of revenues necessary to recover, in rates, the effect of temporary differences	3,449	2,413
Costs deducted for tax, not for book	231	182
Total deferred tax liabilities	18,022	15,224
Net deferred tax liability	$ 14,367	$ 12,247

Reflected on balance sheets as:
Current deferred tax asset	$ (118)	$ (92)
Noncurrent deferred tax liability	14,485	12,339
Net deferred tax liability	$ 14,367	$ 12,247

No valuation allowance is required for deferred tax assets as of December 31, 2006 and 2005. In assessing the soundness of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

4.	Long-Term Debt and Short-Term Borrowings

Long-term debt as of December 31, 2006 and 2005 is summarized in the following table:

	2006	2005
3.6% Industrial Development Authority Revenue
Refunding Bonds, Series 1994, due 2009	$2,700	$2,700
3.75% Industrial Development Authority Revenue
Refunding Bonds, Series 1995, due 2010	4,300	4,300
4.05% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2016	2,350	2,350
5.0% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2016	4,950	4,950
10.17% Senior Notes, Series A, due 2019	6,000	6,000
9.6% Senior Notes, Series B, due 2019	5,000	5,000
1.0% Pennvest Loan, due 2019	535	574
10.05% Senior Notes, Series C, due 2020	6,500	6,500
8.43% Senior Notes, Series D, due 2022	7,500	7,500
Variable Rate Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series B, due 2029	12,000	12,000
4.75% Industrial Development Authority Revenue
Bonds, Series 2006, due 2036	10,500	-
Total long-term debt	62,335	51,874
Less current maturities	(1,240)	(12,039)
Long-term portion	$61,095	$39,835

Payments due by period:

2007	2008	2009	2010	2011
$1,240	$2,440	$5,141	$6,741	$ 2,441

Included in payments due by period are payments of $1.2 million in 2007, $2.4 million annually in 2008-2011, and $1.2 million in 2012 on the $12.0 million variable rate bonds which could be tendered at any time.

Holders of the Variable Rate Series B Bonds have the option to tender their bonds at any time. Further, the Series B Bonds are subject to mandatory tender if we elect to change the interest rate determination period or the liquidity facility expires or terminates (as defined in the Indenture). When the bonds are tendered, they are subject to an annual remarketing agreement. The Remarketing Agent will attempt to remarket any Series B Bonds tendered pursuant to the terms of the Indenture. As additional security, the Company also has a Standby Bond Purchase Agreement (also known as a liquidity facility) whereby bonds which cannot be remarketed are purchased by a financial institution. The Standby Bond Purchase Agreement was renegotiated in 2006 to be effective for a two-year period. If the Remarketing Agent is unable to remarket all or any portion of any bonds tendered, the liquidity facility becomes effective. The agreement provides for a financial institution to purchase the bonds. During the time the financial institution owns the bonds, they may be sold by the institution or the remarketing agent. If the bonds are not sold within 6 months, the Company must begin to buy back the bonds in monthly installments over a five-year period. Since the Company may be required to buy a portion of the bonds back after 6 months, part of the $12.0 million debt issue, $1.2 million, is classified as short-term. The remaining $10.8 million is classified as long-term because it would not be payable within one year, and the standby bond purchase agreement is now effective longer than one year. The Company believes it would be able to remarket any tendered bonds and would not have to buy them back before maturity in 2029.

The Company may elect to have the Series B Bonds redeemed, in whole or in part, on any date that interest is payable for a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date of redemption. The Series B Bonds are also subject to mandatory redemption for the same redemption price in the event that the Internal Revenue Service determines that the interest payable on the Series B Bonds is includable in gross income of the holders of the bonds for federal tax purposes.

In connection with the $12.0 million PEDFA loan agreement, mentioned above, we entered into an interest rate swap with PNC Bank, National Association in order to hedge against interest rate fluctuations due to the variable interest rate under the terms of the loan agreement. Pursuant to the terms of the interest rate swap, we are obligated periodically to pay an amount based on a fixed interest rate, and we will receive an amount based on a variable rate. The variable rate is based on a percentage of the one-month LIBOR. By entering into the interest rate swap, we have effectively fixed the interest rate that we will pay on all amounts outstanding under the loan agreement at 3.16% per annum. The interest rate swap will terminate on the maturity date of the Series B Bonds (which is the same date as the maturity date of the loan under the loan agreement), unless sooner terminated pursuant to its terms. In the event the interest rate swap terminates prior to the maturity date of the Series B Bonds, either we or PNC Bank may be required to make a termination payment to the other based on market conditions at such time. Notwithstanding the terms of the swap agreement, we are ultimately obligated for all amounts due and payable under the loan agreement. The effective date of the swap transaction was December 9, 2004.

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

The Company is exposed to credit-related losses in the event of nonperformance by the counterparty to the agreement. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect the counterparty to default on its obligations.

On October 1, 2006, the York County Industrial Development Authority, or the YCIDA, issued $10.5 million aggregate principal amount of Exempt Facilities Revenue Bonds, Series 2006 for the benefit of the Company. The YCIDA then loaned the proceeds of the offering to the Company pursuant to a loan agreement. The loan agreement provides for a $10.5 million loan bearing interest at 4.75%. The bonds and the related loan will mature on October 1, 2036. The loan agreement contains various covenants and restrictions. We believe that we are in compliance with all of these restrictions. The proceeds, net of issuance costs, were used to pay down short-term borrowings incurred for various operations and construction projects.

The terms of the debt agreements limit in some cases the Company's ability to borrow additional funds, to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, the Company cannot borrow in excess of 60% of its utility plant, and cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1.5 million plus net income since that date. As of December 31, 2006, none of the earnings retained in the business are restricted under these provisions. One of the notes also requires a pledge of $0.8 million of receivables as security for the loan.

The Company maintains unsecured lines of credit aggregating $20.5 million with two banks. Loans granted under these lines as of December 31, 2006 bear interest based on LIBOR plus 0.700% to 0.875%. There were no short-term borrowings as of December 31, 2006 and $7,292 as of December 31, 2005. The weighted average interest rate on short-term borrowings as of December 31, 2005 was 5.07%. Both of the lines of credit are payable upon demand. The Company is not required to maintain compensating balances and there are no commitment fees on its lines of credit.

5.	Common Stock and Earnings Per Share

Earnings per share are based upon the weighted average number of shares outstanding of 10,475,173 in 2006, 10,359,374 in 2005 and 9,937,836 in 2004. The Company does not have dilutive securities outstanding.

Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). Shares issued during 2006, 2005 and 2004 were 5,747, 6,843 and 7,214, respectively. As of December 31, 2006, 63,927 authorized shares remain unissued under the plan.

Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). Shares issued during 2006, 2005, and 2004 were 55,695, 62,581 and 72,015, respectively. As of December 31, 2006, 1,024,025 authorized shares remain unissued under the plan.

On July 21, 2004, the Company closed an underwritten public offering of 622,500 shares of its common stock. Janney Montgomery Scott LLC was the sole underwriter in the offering. The Company received net proceeds in the offering, after deducting offering expenses and underwriter’s discounts and commissions, of approximately $6.8 million. The net proceeds were used to repay a portion of the Company’s short-term indebtedness under its revolving credit facilities primarily incurred to finance the Susquehanna River Pipeline Project.

On August 28, 2006, the Company’s Board of Directors declared a three-for-two split of its common stock in the form of a stock dividend. The split was effected on September 11, 2006 to shareholders of record as of September 1, 2006. One additional share of common stock was issued for every two shares issued and outstanding as of September 1, 2006. The transaction had no effect on total shareholders’ equity. Accordingly, the financial statements as well as share and per share amounts in this report have been restated to reflect the stock split.

In December 2006, the Company closed an underwritten public offering of 645,000 shares and an over-allotment of 94,750 shares of its common stock. Janney Montgomery Scott LLC was the sole underwriter in the offering. The Company received net proceeds in the offering, after deducting offering expenses and underwriter’s discounts and commissions, of approximately $12.5 million. The net proceeds were used to repay the Company’s remaining short-term borrowings and to fund operations and capital expenditures.

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

The following table sets forth the plans' funded status as of December 31, 2006 and 2005. The measurement of assets and obligations of the plans is as of December 31, 2006 and 2005.

Obligations and Funded Status At December 31	2006	2005
Change in Benefit Obligation
Pension benefit obligation beginning of year	$ 19,508	$ 17,744
Service cost	685	587
Interest cost	1,059	1,018
Actuarial (gain) loss	(861)	932
Benefit payments	(771)	(773)
Pension benefit obligation end of year	19,620	19,508
Change in Plan Assets
Fair value of plan assets beginning of year	14,423	13,934
Actual return on plan assets	1,521	812
Employer contributions	552	450
Benefits paid	(771)	(773)
Fair value of plan assets end of year	15,725	14,423

Funded Status of Plan at End of Year	$ (3,895)	$ (5,085)

Unrecognized net prior service cost	606
Unrecognized net loss	4,981
Net amount recognized	$ 502

Amounts recognized in the statement of financial position consist of:

	2006	2005
Deferred employee benefits	$ (3,895)	$ (1,836)
Other assets (intangible)	-	606
Regulatory asset	3,694	1,732
Net amount recognized	$ (201)	$ 502

As of December 31, 2006, amounts recognized in regulatory assets consist of:

Net actuarial loss	$ 3,356
Prior service cost	338
$ 3,694

The Company adopted the recognition provisions of SFAS No. 158 as of December 31, 2006, which require that the funded status of defined benefit pension plans be fully recognized in the balance sheet. SFAS No. 158 also calls for the unrecognized actuarial gain or loss, the unrecognized prior service cost and the unrecognized transition costs which were previously netted with the funded status in a liability account, to be adjustments to shareholders’ equity (accumulated other comprehensive income). Due to a rate order granted by the PPUC, the Company is permitted under SFAS 71 to defer the charges to accumulated other comprehensive income as a regulatory asset. We believe these costs will be recovered in future rates charged to customers.

The incremental effects of applying SFAS No. 158 on individual line items in the balance sheet as of December 31, 2006 are as follows:

Line Item	Before Application	Adjustments	After Application
Deferred regulatory assets	$ 5,702	$ 3,291	$ 8,993
Other long-term assets	3,138	(338)	2,800
Total long-term assets	12,044	2,953	14,997
Total assets	193,111	2.953	196,064
Deferred employee benefits	2,938	2,953	5,891
Total deferred credits	60,732	2,953	63,685
Total stockholders’ equity and liabilities	193,111	2,953	196,064

Components of Net Periodic Benefit Cost are as follows:

Net Periodic Benefit Cost	2006	2005	2004
Service cost	$ 685	$ 587	$ 503
Interest cost	1,059	1,017	992
Expected return on plan assets	(982)	(961)	(917)
Amortization of loss	225	147	130
Amortization of prior service cost	268	279	279
Rate-regulated adjustment	(703)	(619)	(715)
Net periodic benefit cost	$ 552	$ 450	$ 272

The rate-regulated adjustment set forth above is required in order to reflect pension expense for the Company in accordance with the method used in establishing water rates.

The estimated costs for the defined benefit pension plans relating to the December 31, 2006 balance sheet that will be amortized from regulatory assets into net periodic benefit cost over the next fiscal year are $800, which represent the amount of employer contributions expected to be made to the plans in 2007. The Company is permitted by rate order of the PPUC to expense pension costs to the extent of contributions and defer the remaining expense to regulatory assets to be collected in rates at a later date as additional contributions are made.

Weighted-average assumptions used to determine benefit obligations at December 31:

	2006	2005
Discount rate	5.90%	5.50%
Rate of compensation increase	5.00%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2006	2005	2004
Discount rate	5.50%	5.90%	6.25%
Expected long-term return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The selected long-term rate of return on plan assets (7.0%) was primarily based on the asset allocation of the Plan's assets (approximately 60% equity securities and 40% debt securities). Analysis of the historic returns of these asset classes and projections of expected future returns were considered in setting the long-term rate of return.

The Company's pension plans' weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows:

	Plan Assets at December 31
	2006	2005
Asset Category
Equity securities	61%	59%
Debt securities	38%	40%
Other	1%	1%
Total	100%	100%

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

Further guidelines for debt securities include: (1) fixed income holdings in a single issuer are limited to 5% of the portfolio; (2) acceptable investments include money market securities, U.S. Government and its agencies and sponsored entities' securities, mortgage-backed and asset backed securities, and corporate securities; (3) purchases must be limited to investment grade or higher; (4) non-U.S. dollar denominated securities are not permissible; and (5) high risk derivatives are prohibited.

Equity securities include the York Water Company Common Stock in the amounts of $342 (2.2% of total plan assets) and $330 (2.3% of total plan assets) at December 31, 2006 and 2005, respectively.

The Company currently expects to contribute $800 to its pension plans in 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in each of the next five years and the subsequent five years in the aggregate:

2007	$ 894
2008	1,028
2009	1,057
2010	1,062
2011	1,036
2012-2016	6,302

As of December 31, 2005, the Company had an additional minimum liability of $1,732 associated with its defined benefit plans. The additional minimum liability was a result of the accumulated benefit obligation exceeding the fair value of plan assets and resulted in the establishment of a regulatory asset, as the Company anticipates recovery of the future, increased pension expense through customer rates. An additional minimum liability of $1,036 was initially recorded in 2004 as a result of a plan amendment and a decrease in the assumed discount rate. The amendment to the pension plans eliminated the early retirement penalty for retiring employees who have reached age 62 and have completed at least 25 years of service. Prior to the amendment, retiring employees were subject to an early retirement penalty if they retired prior to age 65. The increased additional minimum pension liability of $696 recorded in 2005 was primarily due to a further decrease in the assumed discount rate.

The accumulated benefit obligation for all defined benefit pension plans was $16,427 and $16,259 at December 31, 2006 and 2005 respectively. The following table shows the accumulated benefit obligation, the projected benefit obligation and the fair value of plan assets for each plan:

	General and Administrative Plan		Union-Represented Plan
	2006	2005	2006	2005
Accumulated benefit obligation	$10,438	$10,334	$5,989	$5,925
Projected benefit obligation	12,468	12,348	7,152	7,160
Fair value of plan assets	9,496	8,597	6,229	5,826

The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 65% of the participant's contribution, up to a maximum annual Company contribution of $2 for each employee. The Company's contributions to the plan amounted to $139 in 2006, $118 in 2005, and $99 in 2004.

The Company has non-qualified deferred compensation agreements with certain members of senior management. The future commitments under these arrangements are offset by corporate-owned life insurance policies. At December 31, 2006 and 2005, the present value of the future obligations was approximately $2,100 and $2,200, respectively. The insurance policies included in other assets had a total cash value of approximately $2,700 and $2,500, respectively, at December 31, 2006 and 2005. The Company’s expenses under the plans amounted to $11 in 2006, $236 in 2005 and $113 in 2004.

7.	Rate Increases

The Company increased rates as approved by the PPUC in September 2004 (15.9%). The new rates became effective November 9, 2004 and were designed to produce approximately $3.5 million in additional annual operating revenues. The Company subsequently increased rates as approved by the PPUC in September 2006 (9.2%). The new rates became effective September 15, 2006 and were designed to produce approximately $2.6 million in additional annual operating revenues.

8.	Notes Receivable and Customers' Advances for Construction

The Company has entered into agreements with four municipalities to extend water service into newly formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds back to the Company in the form of customers' advances for construction. The municipalities are required by enacted ordinances to charge application fees and water revenue surcharges (fees) to customers connected to the system, which are remitted to the Company. The note principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes or expiration date for the advances.

The Company has recorded interest income of $220 in 2006, $198 in 2005 and $198 in 2004. Interest rates on the notes vary from Libor plus 1.00% (6.36% at year-end 2006) to 7.5%.

Included in the accompanying balance sheets at December 31, 2006 and 2005 were the following amounts related to these projects.

	2006	2005
Notes receivable, including interest	$1,941	$2,196
Customers' advances for construction	2,511	2,558

The Company has other customers' advances for construction totaling $22,710 and $21,146 at December 31, 2006 and 2005, respectively.

9.	Commitments

Based on its capital budget, the Company plans to spend approximately $11,900 in 2007 and $14,300 in 2008 on construction. These capital expenditures are net of amounts financed by customer advances. The Company plans to finance ongoing capital expenditures with internally generated funds, short-term borrowings, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends) and employee stock purchase plan, and the distribution surcharge allowed by the PPUC. The distribution surcharge allows the Company to add a charge to customers’ bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

The Company has remaining capital commitments with regard to its automated meter reading project. Of the total committed of approximately $3,500, only $200 remains to be spent as of December 31, 2006.

As of December 31, 2006, the Company employed 106 full time people, 41 under union contract. The current contract was ratified during 2003 and expires on April 30, 2007. The Company has negotiated and settled its new contract with the union. The contract is effective May 1, 2007 and expires on April 30, 2010.

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

The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $62,335 at December 31, 2006 and $51,874 at December 31, 2005 had an estimated fair value of approximately $70,000 and $62,000 in 2006 and 2005, respectively. The weighted average rates used to calculate the fair value were based on a multiple of the 2, 5, 10, 15 and 30-year Municipal bond yields. The 2006 rates ranged from 3.63% to 5.41% and the 2005 rates ranged from 4.22% to 5.33%.

The interest rate swap is being carried at its fair value. The fair value of the swap was a loss of $171 as of December 31, 2006 and $398 as of December 31, 2005, as reported in accumulated other comprehensive loss. Fair values relating to derivative instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts as of December 31, 2006 and December 31, 2005, based on estimated future cash flows.

The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2006 of $25,221 and $1,941, respectively. At December 31, 2005, customers’ advances for construction and notes receivable had carrying values of $23,704 and $2,196, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

11.	Shareholder Rights Plan

On January 25, 1999, the Company's Board of Directors approved a Shareholder Rights Plan designed to protect the Company's shareholders in the event of an unsolicited, unfair offer to acquire the Company. Each outstanding common share is entitled to one Right, which is evidenced by the common share certificate. In the event any person acquires 15% or more of the outstanding common shares or commences a tender or exchange offer which, if consummated, would result in a person owning 15% or more of the outstanding common shares, the Rights will begin to trade independently from the common shares, and would entitle the holder to purchase the Company’s common shares at a substantial discount from the market price. If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, the Rights will entitle the holder to acquire shares of the acquiring company at a substantial discount from the market price. The Rights are redeemable by the Company at a redemption price of $0.01 per Right at any time before the Rights become exercisable. The Rights will expire on January 24, 2009, unless redeemed prior to such date.

12.	Selected Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth	Year
2006
Water operating revenue	$6,614	$7,016	$7,665	$7,363	$28,658
Utility operating income	2,905	3,199	3,676	3,124	12,904
Net income	1,259	1,466	1,739	1,627	6,091
Basic earnings per share	.12	.14	.17	.15	.58
Dividends per share	.112	.112	.112	.118	.454
2005
Water operating revenue	$6,235	$6,694	$7,207	$6,669	$26,805
Utility operating income	2,832	3,192	3,635	3,129	12,788
Net income	1,230	1,478	1,735	1,390	5,833
Basic earnings per share	.12	.14	.17	.13	.56
Dividends per share	.104	.104	.104	.112	.424

Share and per share amounts have been restated to reflect the three-for-two stock split effected September 11, 2006.

13.	Subsequent Events

On January 5, 2007, the Company acquired the water utility assets of Abbottstown Borough for a purchase price of approximately $0.9 million, which is less than the depreciated original cost of these assets. The Company will record a negative acquisition adjustment of approximately $131 and will amortize this credit over the remaining life of the acquired assets. The purchase was funded through internally generated funds and short-term borrowings. The Company began serving the customers of Abbottstown Borough in January 2007.