Form 10-K, Exhibit 13
period 2007-12-31
YORK WATER CO
filed 2008-03-11
CIK 108985

EXHIBIT 13

The York Water Company – 2007 Annual Report

Back to Form 10-K

Highlights of Our 192nd Year

Summary of Operations
(In thousands of dollars, except per share amounts)

For the Year	2007	2006	2005	2004	2003

Water operating revenue	$31,433	$28,658	$26,805	$22,504	$20,889
Operating expenses	17,269	15,754	14,017	12,595	11,555
Operating income	14,164	12,904	12,788	9,909	9,334
Interest expense	3,916	3,727	3,423	2,132	2,523
Gain on sale of land	-	-	-	743	-
Other income (expenses), net	(142)	110	(149)	(168)	12
Income before income taxes	10,106	9,287	9,216	8,352	6,823
Income taxes	3,692	3,196	3,383	3,051	2,375
Net income	$ 6,414	$ 6,091	$ 5,833	$ 5,301	$ 4,448

Per Share of Common Stock
Book value	$5.97	$5.84	$4.85	$4.65	$4.05
Basic earnings per share	.57	.58	.56	.53	.46
Dividends	.475	.454	.424	.394	.367
Weighted average number of shares
outstanding during the year	11,225,822	10,475,173	10,359,374	9,937,836	9,579,690

Utility Plant
Original cost, net of acquisition adj.	$222,354	$202,020	$181,756	$163,701	$138,314
Construction expenditures	19,754	21,682	15,553	25,981	11,527

Other
Total assets	$210,969	$196,064	$172,296	$156,066	$127,508
Long-term debt including current maturities	70,505	62,335	51,874	51,913	32,652

For Management's Discussion and Analysis of Financial Condition and Results of Operations, please refer to page 4.

Shareholder Information

Market for Common Stock and Dividends

The common stock of The York Water Company is traded on the NASDAQ Global Select Market (Symbol “YORW”).
Quarterly price ranges and cash dividends per share for the last two years follow:

	2007			2006
	High	Low	Dividend*	High	Low	Dividend*
1st Quarter	$18.15	$16.12	$0.118	$18.67	$15.33	$0.112
2nd Quarter	18.55	16.60	0.118	20.99	15.92	0.112
3rd Quarter	18.40	16.70	0.118	20.69	15.72	0.112
4th Quarter	17.30	15.45	0.121	20.35	17.50	0.118

*Cash dividends per share reflect dividends declared at each dividend date.
(Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)
Prices are sales prices listed on the NASDAQ Global Select Market.

Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2007 numbered approximately 1,443.

Dividend Policy

Dividends on the Company's common stock are declared by the Board of Directors and are normally paid in January, April, July and October.  Dividends are paid based on shares outstanding as of the stated record date, which is ordinarily the last day of the calendar month immediately preceding the dividend payment.

The dividend paid on the Company’s common stock on January 15, 2008 was the 548th consecutive dividend paid by the Company.  The Company has paid consecutive dividends for its entire history, since 1816.  The policy of our Board of Directors is currently to pay cash dividends on a quarterly basis.  The dividend rate has been increased annually for eleven consecutive years.  Future cash dividends will be dependent upon the Company’s earnings, financial condition, capital demands and other factors and will be determined by the Company’s Board of Directors.

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

YORW on the Internet

The Annual Report as well as reports filed with the SEC and other information about the Company can be found on the Company's website at: www.yorkwater.com.

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

The forward-looking statements in this Annual Report reflect what the Company currently anticipates will happen.  What actually happens could differ materially from what it currently anticipates will happen.  The Company does not intend to make any public announcement when forward-looking statements in this Annual Report are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.  Important matters that may affect what will actually happen include, but are not limited to:

•	changes in weather, including drought conditions;
•	levels of rate relief granted;
•	the level of commercial and industrial business activity within the Company's service territory;
•	construction of new housing within the Company's service territory and increases in population;
•	changes in government policies or regulations;
•	the ability to obtain permits for expansion projects;
•	material changes in demand from customers, including the impact of conservation efforts which may impact the demand of customers for water;
•	changes in economic and business conditions, including interest rates, which are less favorable than expected; and
•	other matters set forth in Item 1A, “Risk Factors,” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

Overview

The Company is the oldest investor-owned water utility in the United States and is duly organized under the laws of the Commonwealth of Pennsylvania.  The Company has operated continuously since 1816.  The business of the Company is to impound, purify and distribute water.  The Company operates within its franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania.  The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory and rate setting.  The Company must obtain PPUC approval before changing any of the aforementioned procedures.  Water service is supplied through the Company's own distribution system.  The Company obtains its water supply from the south branch and east branch of the Codorus Creek, which drains an area of approximately 117 square miles.  The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water.  The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of water per day.  As of December 31, 2007, the Company's average daily availability was 35.0 million gallons, and daily consumption was approximately 19.1 million gallons.  The Company's service territory had an estimated population of 171,000 as of December 31, 2007.  Industry within the Company’s service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, barbells and motorcycles.

The Company’s business does not require large amounts of working capital and is not dependent on any single customer or a very few customers.  In 2007, operating revenue was derived from the following sources and in the following percentages: residential, 63%; commercial and industrial, 29%; and other, 8%, which is primarily from the provision for fire service.  Increases in revenues are generally dependent on the Company’s ability to obtain rate increases from regulatory authorities in a timely manner and in adequate amounts and to increase volumes of water sold through increased consumption and increases in the number of customers served.

During the five-year period ended December 31, 2007, the Company has maintained an increasing growth in number of customers and distribution facilities as demonstrated by the following chart:

	2007	2006	2005	2004	2003
Average daily consumption (gallons per day)	19,058,000	18,769,000	18,657,000	18,116,000	17,498,000
Miles of mains at year-end	845	817	786	752	730
Additional distribution mains installed/acquired (ft.)	147,803	159,330	212,702	114,658	44,958
Number of customers at year-end	58,890	57,578	55,731	53,134	51,916
Population served at year-end	171,000	166,000	161,000	158,000	156,000

Performance Measures

Company management uses financial measures including operating revenues, net income, earnings per share and return on equity to evaluate its financial performance.  Additional statistical measures including number of customers, customer complaint rate, annual customer rates, and the efficiency ratio are used to evaluate performance quality.  These measures are calculated on a regular basis and compared with historical information, budget, and the other publicly-traded water companies.

The Company’s 2007 performance was strong under most of the above measures, however earnings per share were not as strong as forecasted.  At the end of 2006, we issued approximately 740,000 additional shares of common stock.  Despite an increase in net income in 2007 over 2006 of 5.3%, earnings per share fell by 1.7% due to dilution.  Increased expenses prevented net income from reaching the level required to produce earnings per share equal to or greater than 2006.

The efficiency ratio, which is calculated as net income divided by revenues, is used by management to evaluate its ability to keep expenses in line.  Over the five previous years, our ratio averaged 21.5%.  In 2007, the ratio fell slightly to 20.4% due to increased expenses which had not yet been included in rates charged to customers.  The increased expenses will be included in a future rate filing which should help bring our efficiency ratio back to historical levels.  Management continues to look for ways to decrease expenses and increase efficiency.

Results of Operations

2007 Compared with 2006

Net income for 2007 was $6,414, an increase of $323, or 5.3%, from net income of $6,091 for 2006.  On a per share basis, earnings were down by $0.01 for the year reflecting the increase in net income and a 7.2% increase in the average number of common shares outstanding.  The increase in the number of shares outstanding is primarily a result of the 739,750 additional shares issued by the Company in a public offering in December 2006.  The primary contributing factors to the increase in net income were higher water operating revenues partially offset by increased operating expenses.

Water operating revenues for the year increased $2,775, or 9.7%, from $28,658 for 2006 to $31,433 for 2007.  The primary reason for the increase in revenues was a 9.2% rate increase effective September 15, 2006.  The average number of customers served in 2007 increased as compared to 2006 by 1,793 customers, from 56,697 to 58,490 customers, due to growth in the Company’s service territory and the Abbottstown Borough water system acquisition on January 5, 2007.  Despite this increase in customers, the total per capita volume of water sold in 2007 decreased compared to 2006 by approximately 1.2% due to reduced consumption in our service territory.  The Company’s service territory was on drought watch, which calls for a voluntary reduction in water use of 5%, during the months of August and October through December 2007.  This had a small negative impact on revenues.  The Company expects revenues to continue to increase as a result of increases to the customer base within its current service area, although at a lower rate due to the slump in the housing market, and through strategic acquisitions.  The Company also seeks rate relief on a timely basis.  Drought warnings or restrictions as well as regulatory actions could impact results.

Operating expenses for the year increased $1,515, or 9.6%, from $15,754 for 2006 to $17,269 for 2007.  Higher depreciation expense of approximately $705 due to increased plant investment, higher salaries of approximately $647 due to increased rates and additional employees and increased pension expense of approximately $248 were the principal reasons for the increase.  Higher electric costs, increased maintenance at the filter plant and higher chemical expense aggregating approximately $260 also added to the increase.  The increase was partially offset by lower internal control compliance costs, reduced realty and capital stock taxes and increased capitalized overhead aggregating approximately $468.  Depreciation expenses are expected to continue to rise due to the level of plant investment in 2007.  Pension expense is expected to level off in 2008.  Other operating expenses should continue to increase at a moderate level as costs to serve additional customers and to extend our distribution system continue to rise.

Interest expense on long-term debt increased $545, or 15.4%, from $3,550 for 2006 to $4,095 for 2007, due primarily to an increase in the amount of long-term debt outstanding.  The Company issued tax-exempt debt through the York County Industrial Development Authority, or YCIDA, in the amount of $10,500 in October 2006. The proceeds of the bond issuance were used to pay down a portion of the Company’s short-term borrowings.  Increased borrowings under the Company’s committed line of credit to fund operations and construction added to the increase.

Interest expense on short-term debt for 2007 was $566 lower than 2006 due to a decrease in short-term borrowings used to fund operations and construction expenditures.  The average short-term debt outstanding in 2007 and 2006 was $793 and $10,453, respectively.

Allowance for funds used during construction decreased $210, from $438 for 2006 to $228 for 2007, due to a decrease in construction expenditures that were eligible for interest.  Construction in 2006 included expenditures for large projects such as the main extension to Abbottstown and the enterprise software system.  The 2008 allowance is expected to be higher than the 2007 level due to a large water treatment project and a main extension to West Manheim Township.

Other expenses, net increased by $252 in 2007 as compared to 2006 primarily due to reduced interest income on water district notes receivable because of a reduction in the note balance.  Increased charitable contributions, many eligible for tax credits, added to the increase.

Federal and state income taxes increased by $496, or 15.5%, primarily due to higher taxable income.  The Company’s effective tax rate was 36.5% in 2007 and 34.4% in 2006.

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

Water operating revenues for the year increased $1,853, or 6.9%, from $26,805 for 2005 to $28,658 for 2006.  A 9.2% rate increase effective September 15, 2006 accounted for approximately $719, or 38.8%, of the increase in water operating revenues for 2006.  The average number of customers served in 2006 increased as compared to 2005 by 2,287, from 54,410 to 56,697 customers, due to growth in the Company’s service territory and the Spring Grove and Mountain View acquisitions in July and November 2005, respectively.  Despite this increase in customers, the total per capita volume of water sold in 2006 decreased compared to 2005 due to reduced consumption in the service territory.

Operating expenses for the year increased $1,737, or 12.4%, from $14,017 for 2005 to $15,754 for 2006.  Higher salaries due to wage increases and additional employees of approximately $458, increased software training, conversion and support expenses of approximately $184, higher internal control compliance expenses of approximately $171, higher depreciation expense of $155 due to increased plant investment, increased distribution system maintenance of approximately $132 and higher transportation expenses due to additional vehicles and increased gas prices of approximately $116 were the principal reasons for the increase.  Higher pension expense, payroll taxes, electric costs, bad debt expense, shareholder expenses and chemical costs aggregating approximately $512 also contributed to the increase.  The increase was partially offset by lower rate case expense, reduced hydrant expenses due to inventorying additional parts and higher capitalization of indirect costs aggregating $173.

Interest expense on long-term debt increased $80, or 2.3%, from $3,470 for 2005 to $3,550 for 2006, due primarily to an increase in amounts outstanding.  The Company issued tax-exempt debt through the YCIDA in the amount of $10,500 in October 2006.  The proceeds of the bond issue were used to pay down a portion of the Company’s short-term borrowings.  The increase was partially offset by the remarketing of the Company’s 6.0% Industrial Development Authority Revenue Refunding Bonds, Series 1995, and the interest rate being redetermined to 3.75% on June 1, 2005.

Interest expense on short-term debt increased $481, from $134 for 2005 to $615 for 2006 due to an increase in short-term borrowings used to fund operations and construction expenditures.  The average short-term debt outstanding in 2006 and 2005 was $10,453 and $2,700, respectively.

Allowance for funds used during construction increased $257 from $181 for 2005 to $438 for 2006 due to an increase in construction expenditures that were eligible for interest, including expenditures for the main extension to Abbottstown and the enterprise software system.

Other income, net increased by $259 in 2006 as compared to 2005 primarily due to reduced supplemental retirement expenses of approximately $225 due to an increase in the discount rate.  Lower contributions and increased interest income on water district notes receivable aggregating approximately $81 also added to the increase.  Higher non-operating property maintenance expenses of approximately $28 partially offset the increase.

Federal and state income taxes decreased by $187, or 5.5%.  The effective tax rate declined from 36.7% in 2005 to 34.4% in 2006 due to the qualified domestic production deduction.

Rate Developments

From time to time the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests.  The most recent rate request was filed by the Company on April 27, 2006, and sought an increase of $4,500, which would have represented a 16.0% increase in rates.  Effective September 15, 2006, the PPUC authorized an increase in rates designed to produce approximately $2,600 in additional annual revenues, which represented an increase of 9.2% in the Company’s rates at such time.  The Company anticipates that it will file a rate increase request in 2008.

Acquisitions

On May 16, 2007, the Company announced that it had entered into an agreement to acquire the water system of West Manheim Township in York County, Pennsylvania.  This acquisition is expected to result in the addition of 2,100 customers and will cost approximately $2,075.  The agreement was approved by the PPUC on December 20, 2007, and now awaits Pennsylvania Department of Environmental Protection (DEP) approval on the construction permits.  Upon approval by DEP, the Company will construct a main from its current distribution system to interconnect with West Manheim’s distribution system.  The interconnection and closing on this acquisition are expected to occur in the fourth quarter of 2008.

On January 5, 2007, the Company completed the acquisition of the water system of Abbottstown Borough which served approximately 400 customers in Adams County, Pennsylvania.  The purchase price of approximately $900 was less than the depreciated original cost of these assets.  The Company has recorded a negative acquisition adjustment of approximately $131 and is amortizing this credit over the remaining life of the acquired assets.  The purchase was funded through internally-generated funds and short-term borrowings.  The Company began serving the customers of Abbottstown Borough in January 2007.

See Note 2 to the financial statements for additional acquisitions.

Liquidity and Capital Resources

As of December 31, 2007, current liabilities exceeded current assets by $14,548.  At December 31, 2006, current assets exceeded current liabilities by $775.  The change was primarily due to an increase in current maturities of long-term debt, due to the reclassification of our $12,000 variable rate PEDFA Series B Bonds from long-term to short-term debt described below, and an increase in short-term borrowings   As of February 2008, the Company maintains two lines of credit aggregating $28,000.  Loans granted under these lines of credit bear interest at LIBOR plus 0.70% to 0.75%.  Both lines of credit are unsecured.  One line, amounting to $11,000 is payable upon demand, whereas the other is a committed line with a revolving 2-year maturity.  The Company had $11,210 outstanding borrowings under its lines of credit as of December 31, 2007, and no line of credit borrowings as of December 31, 2006.  The borrowings were incurred primarily for acquisitions and construction expenditures.  $8,210 of the outstanding borrowings were under the committed line of credit and classified as long term, and $3,000 of the borrowings were under the short-term line.  The weighted average interest rate on line of credit borrowings at December 31, 2007 was 5.62%.  The Company is not required to maintain compensating balances on its lines of credit.

The holders of our $12,000 variable rate PEDFA Series B Bonds may tender their bonds at any time.  When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture.  The Company also has a Standby Bond Purchase Agreement (also known as a liquidity facility) whereby bonds which cannot be remarketed are purchased by a financial institution (PNC Bank).  If PNC Bank is unable to remarket or sell the bonds within 6 months, the Company must begin to buy back the bonds in monthly installments over a five-year period.  The effect of this arrangement has historically allowed the Company to classify these bonds as long-term debt.

In January 2008, the credit rating of the insurer of the bonds was downgraded, and as a result, all of the bonds were tendered. As a result of these events, we have classified the $12,000 variable rate debt as short term on the balance sheet. The remarketing agent is currently attempting to remarket the bonds, but these efforts may not be successful. Also, the terms of the standby agreement permit PNC Bank to terminate the agreement after an insurer credit downgrade has occurred.  If the remarketing agent is unable to remarket the bonds, it is likely that PNC Bank will terminate the standby agreement and the Company will be required to refund and refinance all of the bonds.  The Company is currently investigating both fixed and variable financing options that will best satisfy both short-term and long-term objectives.  The Company also has sufficient line of credit capacity to be able to buy the bonds back temporarily until a more permanent refinancing can be obtained.

During 2007, the Company incurred $19,754 of construction expenditures for routine items as well as a new standpipe, main replacements and relinings, software development and a water treatment expansion project.  In addition to the aforementioned construction expenditures, the Company incurred approximately $900 for the purchase of the water system of Abbottstown Borough.  The Company was able to fund operating activities, acquisitions and construction expenditures using internally-generated funds, borrowings against the Company’s lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), or DRIP, and employee stock purchase plan, or ESPP, customer advances and the distribution surcharge allowed by the PPUC.  The distribution surcharge allows the Company to add a charge to customers’ bills for qualified replacement costs of certain infrastructure without submitting a rate filing.  We anticipate construction expenditures for 2008 and 2009 of approximately $24,640 and $15,350, respectively.  In addition to routine transmission and distribution projects, a portion of the anticipated 2008 and 2009 expenditures will be for additional standpipes, booster stations, upgrades to water treatment facilities, distribution center renovations, the West Manheim acquisition and main extension and various replacements of aging infrastructure.  Internally-generated funds, borrowings against the Company’s lines of credit, proceeds from the issuance of common stock under its DRIP and ESPP, customer advances, the distribution surcharge and potential long-term debt and common stock issues will be used to satisfy the need for additional cash.

Dividends

During 2007, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 83.1% and 52.6%, respectively.  During the fourth quarter of 2007, the Board of Directors increased the dividend by 2.5% from 11.8 cents per share to 12.1 cents per share per quarter.  This was the eleventh consecutive annual dividend increase and the 192nd consecutive year of paying dividends.  While the Company expects to maintain this dividend amount in 2008, future dividends will be dependent upon the Company’s earnings, financial condition, capital demands and other factors and will be determined by the Company’s Board of Directors.

Common Stockholders’ Equity

Common stockholders’ equity as a percent of the total capitalization, defined as total common stockholders’ equity plus long-term debt (including current maturities), was 48.8% as of December 31, 2007, compared with 51.2% as of December 31, 2006.  It is the Company’s intent to maintain a ratio near fifty percent.

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

Contractual Obligations

The following summarizes the Company’s contractual obligations by period as of December 31, 2007:

	Payments due by period

	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt obligations (a)	$70,505	$12,040	$10,951	$4,341	$41	$42	$43,090

Interest on long-term debt (b)	47,588	3,480	3,419	3,288	3,221	3,220	30,960

Short-term borrowings (c)	3,000	3,000

Purchase obligations (d)	4,869	4,869

Defined benefit obligations (e)	800	800	-	-	-	-	-

Deferred employee benefits (f)	4,090	202	210	181	215	218	3,064
Total	$130,852	$24,391	$14,580	$7,810	$3,477	$3,480	$77,114

(a)
Represents debt maturities including current maturities.  Included in the table is a payment of $12,000 in 2008 on the variable rate bonds which were tendered in January 2008.  The Company may be required to refund the bonds if they cannot be remarketed, and if the standby bond purchase agreement is cancelled.

(b)
Excludes interest on the $12,000 variable rate debt and the associated interest rate swap payments as these payments cannot be reasonably estimated.  Also excludes interest on the committed line of credit due to the variability of both the outstanding amount and the interest rate.

(c)	Represents obligations under the Company’s short-term line of credit.
(d)	Represents purchase obligations under contracts relating to the West Manheim Township acquisition and the filter plant upgrade.
(e)	Represents contributions expected to be made to qualified defined benefit plans. The amount of required contributions in 2009 and thereafter is not currently determinable.
(f)	Represents the obligations under the Company’s Supplemental Retirement and Deferred Compensation Plans for executives.

In addition to these obligations, the Company makes refunds on Customers’ Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains.  The refund amounts are not included in the above table because the timing cannot be accurately estimated.  Portions of these refund amounts are payable annually through 2018 and amounts not paid by the contract expiration dates become non-refundable and are transferred to Contributions in Aid of Construction.

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

Pension Accounting
Accounting for defined benefit pension plans requires estimates of future compensation increases, mortality, the discount rate, and expected return on plan assets as well as other variables.  The Company selected its December 31, 2007 and 2006 discount rates based on the Citigroup Pension Liability Index.  This index uses the Citigroup spot rates for durations out to 30 years and matches them to expected disbursements from the plan over the long term.  The Company believes this index most appropriately matches its pension obligations.  The present values of the Company’s future pension obligations were determined using a discount rate of 6.5% at December 31, 2007 and 5.9% at December 31, 2006.

Choosing a lower discount rate normally increases the amount of pension expense and the corresponding liability.  In the case of the Company, a 25 basis point reduction in the discount rate would increase its liability by $602, but would not have an impact on its pension expense.  The PPUC, in a previous rate settlement, agreed to grant recovery of the Company’s contribution to the pension plans in customer rates.  As a result, under SFAS No. 71, expense in excess of the Company’s pension plan contribution is deferred as a regulatory asset and will be expensed as contributions are made to the plans and the contributions are recovered in customer rates.  Therefore, changes in the discount rate affect regulatory assets rather than pension expense.

The Company’s estimate of the expected return on plan assets was primarily based on the historic returns and projected future returns of the asset classes represented in its plans.  Approximately 60% of pension assets are equity securities and 40% are debt securities.  The Company used 7% as its estimate of expected return on assets in both 2007 and 2006.  If the Company were to reduce the expected return by 25 basis points to 6.75%, its liability would increase by $39, but its expense would again remain unchanged because the expense is equal to the Company’s contribution to the plans.  The additional expense would instead be recorded as an increase to regulatory assets.

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

Impact of Recent Accounting Pronouncements

See Note 1 to the financial statements, “Significant Accounting Policies” for the effect of new accounting pronouncements.

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

Management evaluated the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

The Company’s independent auditors, Beard Miller Company LLP, have audited the Company’s internal control over financial reporting. Their opinions on the Company’s internal control over financial reporting and on the Company’s financial statements appear on the following pages of this annual report.

/s/Jeffrey R. Hines	/s/Kathleen M. Miller
Jeffrey R. Hines	Kathleen M. Miller
President, Chief Executive Officer	Chief Financial Officer

March 10, 2008

THE YORK WATER COMPANY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of The York Water Company

We have audited The York Water Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The York Water Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, The York Water Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, common stockholders’ equity and comprehensive income, and cash flows of The York Water Company, and our report dated March 10, 2008 expressed an unqualified opinion.

/s/Beard Miller Company LLP
Beard Miller Company LLP
York, Pennsylvania

March 10, 2008

THE YORK WATER COMPANY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of The York Water Company

We have audited the accompanying balance sheets of The York Water Company as of December 31, 2007 and 2006, and the related statements of income, common stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007.  The York Water Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, the Company changed its method of accounting for defined benefit pension plans in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The York Water Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2008 expressed an unqualified opinion.

/s/Beard Miller Company LLP
Beard Miller Company LLP
York, Pennsylvania

March 10, 2008

THE YORK WATER COMPANY

Balance Sheets
(In thousands of dollars, except per share amounts)

	As of	As of
	Dec. 31, 2007	Dec. 31, 2006

ASSETS
UTILITY PLANT, at original cost	$223,538	$203,101
Plant acquisition adjustments	(1,184)	(1,081)
Accumulated depreciation	(31,308)	(28,220)
Net utility plant	191,046	173,800

OTHER PHYSICAL PROPERTY:
Less accumulated depreciation of $150 in 2007 and $138 in 2006	574	569

CURRENT ASSETS:
Receivables, less reserves of $193 in 2007 and $173 in 2006	2,954	2,304
Unbilled revenues	2,216	2,536
Recoverable income taxes	252	520
Materials and supplies inventories, at cost	802	820
Prepaid expenses	456	400
Deferred income taxes	132	118
Total current assets	6,812	6,698

OTHER LONG-TERM ASSETS:
Deferred debt expense	1,170	1,263
Notes receivable	610	1,941
Deferred regulatory assets	7,709	8,993
Other	3,048	2,800
Total long-term assets	12,537	14,997

Total Assets	$210,969	$196,064

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Balance Sheets
(In thousands of dollars, except per share amounts)

	As of	As of
	Dec. 31, 2007	Dec. 31, 2006

STOCKHOLDERS' EQUITY AND LIABILITIES
COMMON STOCKHOLDERS' EQUITY:
Common stock, no par value, authorized 46,500,000 shares,	$56,566	$55,558
issued and outstanding 11,264,923 shares in 2007
and 11,201,119 shares in 2006
Retained earnings	10,986	9,904
Accumulated other comprehensive loss	(280)	(101)
Total common stockholders' equity	67,272	65,361

PREFERRED STOCK, authorized 500,000 shares, no shares issued	-	-

LONG-TERM DEBT, excluding current portion	58,465	61,095

COMMITMENTS

CURRENT LIABILITIES:
Short-term borrowings	3,000	-
Current portion of long-term debt	12,040	1,240
Accounts payable	3,164	1,627
Dividends payable	1,126	1,075
Accrued taxes	24	70
Accrued interest	910	916
Other accrued expenses	1,096	995
Total current liabilities	21,360	5,923

DEFERRED CREDITS:
Customers' advances for construction	21,821	25,221
Contributions in aid of construction	19,736	15,952
Deferred income taxes	16,964	15,529
Deferred employee benefits	4,042	5,891
Other deferred credits	1,309	1,092
Total deferred credits	63,872	63,685

Total Stockholders' Equity and Liabilities	$210,969	$196,064

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Income
(In thousands of dollars, except per share amounts)

	Year Ended December 31
	2007	2006	2005

WATER OPERATING REVENUES:
Residential	$19,722	$17,972	$16,737
Commercial and industrial	9,290	8,497	8,009
Other	2,421	2,189	2,059
	31,433	28,658	26,805

OPERATING EXPENSES:
Operation and maintenance	6,593	5,976	5,298
Administrative and general	6,506	6,174	5,432
Depreciation and amortization	3,227	2,522	2,364
Taxes other than income taxes	943	1,082	923
	17,269	15,754	14,017

Operating income	14,164	12,904	12,788

OTHER INCOME (EXPENSES):
Interest on long-term debt	(4,095)	(3,550)	(3,470)
Interest on short-term debt	(49)	(615)	(134)
Allowance for funds used during construction	228	438	181
Other income (expenses), net	(142)	110	(149)
	(4,058)	(3,617)	(3,572)

Income before income taxes	10,106	9,287	9,216

Federal and state income taxes	3,692	3,196	3,383

Net income	$6,414	$6,091	$5,833

Basic Earnings Per Common Share	$0.57	$0.58	$0.56

Cash Dividends Declared Per Common Share	$0.475	$0.454	$0.424

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Common Stockholders' Equity and Comprehensive Income
(In thousands, except per share amounts)
For the Years Ended December 31, 2007, 2006 and 2005

			Accumulated
			Other
	Common	Retained	Comprehensive
	Stock	Earnings	Income (Loss)	Total

Balance, December 31, 2004	$41,014	$7,192	$(169)	$48,037
Net income	-	5,833	-	5,833
Other comprehensive income (loss):
Unrealized loss on interest rate swap,
net of $101 income tax	-	-	(148)	(148)
Reclassification adjustment for amounts
recognized in income, net of $57 income tax	-	-	84	84
Comprehensive income				5,769
Dividends ($.424 per share)	-	(4,392)	-	(4,392)
Issuance of common stock under
dividend reinvestment and
employee stock purchase plans	1,001	-	-	1,001
Balance, December 31, 2005	42,015	8,633	(233)	50,415
Net income	-	6,091	-	6,091
Other comprehensive income (loss):
Unrealized gain on interest rate swap,
net of $82 income tax	-	-	120	120
Reclassification adjustment for amounts
recognized in income, net of $8 income tax	-	-	12	12
Comprehensive income				6,223
Dividends ($.454 per share)	-	(4,820)	-	(4,820)
Issuance of 739,750 shares of common stock	12,482	-	-	12,482
Issuance of common stock under
dividend reinvestment and
employee stock purchase plans	1,061	-	-	1,061
Balance, December 31, 2006	55,558	9,904	(101)	65,361
Net income	-	6,414	-	6,414
Other comprehensive income (loss):
Unrealized loss on interest rate swap,
net of $125 income tax	-	-	(183)	(183)
Reclassification adjustment for amounts
recognized in income, net of $3 income tax	-	-	4	4
Comprehensive income				6,235
Dividends ($.475 per share)	-	(5,332)	-	(5,332)
Issuance of common stock under
dividend reinvestment and
employee stock purchase plans	1,008	-	-	1,008
Balance, December 31, 2007	$56,566	$10,986	$(280)	$67,272

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Cash Flows
(In thousands of dollars, except per share amounts)

	Year Ended December 31
	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,414	$6,091	$5,833
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,227	2,522	2,364
Increase in deferred income taxes	1,143	1,496	688
Other	(71)	(115)	(85)
Changes in assets and liabilities:
Increase in accounts receivable, unbilled revenues and recoverable income taxes	(216)	(1,729)	(261)
(Increase) decrease in materials and supplies and prepaid expenses	(38)	(29)	567
Increase (decrease) in accounts payable, accrued expenses, regulatory
and other liabilities, and deferred employee benefits and credits	(1,654)	1,504	1,149
Increase (decrease) in accrued interest and taxes	(52)	111	(477)
(Increase) decrease in regulatory and other assets	1,287	(2,735)	(1,327)
Net cash provided by operating activities	10,040	7,116	8,451

CASH FLOWS FROM INVESTING ACTIVITIES:
Utility plant additions, including debt portion of allowance for funds used during
construction of $127 in 2007, $245 in 2006 and $101 in 2005	(18,154)	(20,678)	(15,562)
Acquisitions of water systems	(896)	-	(1,994)
Decrease in notes receivable	858	255	41
Net cash used in investing activities	(18,192)	(20,423)	(17,515)

CASH FLOWS FROM FINANCING ACTIVITIES:
Customers' advances for construction and contributions in aid of construction	2,447	4,065	5,328
Repayments of customer advances	(1,469)	(1,465)	(1,141)
Proceeds (issuance costs) of long-term debt	8,210	9,920	(35)
Repayments of long-term debt	(40)	(39)	(39)
Borrowings (repayments) under short-term line-of-credit agreements	3,000	(7,292)	7,292
Changes in cash overdraft position	277	(753)	805
Issuance of common stock	1,008	13,543	1,001
Dividends paid	(5,281)	(4,672)	(4,311)
Net cash provided by financing activities	8,152	13,307	8,900

Net change in cash and cash equivalents	-	-	(164)
Cash and cash equivalents at beginning of year	-	-	164
Cash and cash equivalents at end of year	$-	$-	$-

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$3,970	$3,815	$3,473
Income taxes	2,324	2,174	3,027

Supplemental schedule of non-cash investing and financing activities:
Accounts payable includes $2,311 in 2007, $900 in 2006 and $1,223 in 2005 for the construction of utility plant.
Accounts payable and other deferred credits includes $173 in 2007, $239 in 2006 and $303 in 2005 for the acquisition of water systems.
The change in notes receivable includes $473 in 2007 and ($4) in 2005 offset by like amounts of customer advances.

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

Utility Plant and Depreciation

The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overhead and, for certain utility plant, allowance for funds used during construction.  Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation.  The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant.  At December 31, 2007 and 2006, utility plant includes a credit acquisition adjustment of $1,184 and $1,081, respectively.  The acquisition of Abbottstown Borough water assets yielded a negative acquisition adjustment of $131.  The net acquisition adjustment is being amortized over the remaining life of the respective assets.  Amortization amounted to $28 in 2007, $31 in 2006 and $34 in 2005.

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

	December 31,		Approximate range
Utility Plant Asset Category	2007	2006	of remaining lives

Mains and accessories	$111,500	$102,743	13 – 85 years
Services, meters and hydrants	46,556	42,447	22 – 54 years
Operations structures, reservoirs and
water tanks	35,966	33,677	11 – 67 years
Pumping and purification equipment	7,951	7,428	8 – 33 years
Office, transportation and
operating equipment	8,676	7,458	1- 22 years
Land and other non-depreciable assets	2,771	2,690	-
Utility plant in service	213,420	196,443
Construction work in progress	10,118	6,658	-
Total Utility Plant	$223,538	$203,101

The effective rate of depreciation was 1.98% in 2007, 1.72% in 2006, and 1.82% in 2005 on average utility plant, net of customers' advances and contributions.  Larger depreciation provisions are deducted for tax purposes.

Accounts Receivable

Accounts receivable are stated at outstanding balances, less a reserve for doubtful accounts.  The reserve for doubtful accounts is established through provisions charged against income.  Accounts deemed to be uncollectible are charged against the reserve and subsequent recoveries, if any, are credited to the reserve.  The reserve for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated.  Management's periodic evaluation of the adequacy of the reserve is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions, and other relevant factors.  This evaluation is inherently subjective.  Unpaid balances remaining after the stated payment terms are considered past due.

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

Regulatory assets and liabilities are comprised of the following:

	December 31,		Remaining Recovery
	2007	2006	Periods
Assets
Income taxes	$2,809	$2,415	Various
Postretirement benefits	4,323	6,079	10-20 years
Utility plant retirement costs	510	338	5 years
Rate case filing expenses	67	161	1 - 2 years
	$7,709	$8,993

Liabilities
Income taxes	$860	$867	1-50 years

Certain items giving rise to deferred state income taxes, as well as a portion of deferred Federal income taxes related primarily to differences between book and tax depreciation expense, are recognized for ratemaking purposes on a cash or flow-through basis and will be recovered in rates as they reverse.

Postretirement benefits include (a) deferred pension expense in excess of contributions made to the plans, and (b) the underfunded status of the pension plans.  The underfunded status represents the excess of the projected benefit obligation over the fair market value of the assets.  Both are expected to be recovered in future years as additional contributions are made.  The recovery period is dependent on contributions made to the plans and the discount rate used to value the obligations.  The period is estimated at between 10 and 20 years.

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred that are expected to be recovered over a five-year period in rates.  Rate case filing expenses are deferred and amortized over a period of 1-2 years.

Regulatory liabilities relate mainly to deferred investment tax credits, and additionally to deferred taxes related to postretirement death benefits and bad debts.  These liabilities will be given back to customers in rates as tax deductions occur over the next 1-50 years.  Regulatory liabilities are part of other accrued expenses and other deferred credits on the balance sheets.

Materials and Supplies Inventories

Materials and supplies inventories are stated at cost.  Costs are determined using the average cost method.

Other Assets

Other assets consist mainly of the cash value of life insurance policies held as an investment by the Company for reimbursement of costs and benefits associated with its supplemental retirement and deferred compensation programs.

Customers' Advances for Construction

Customer advances are cash payments from developers, municipalities, customers or builders for construction of utility plant and are refundable as operating revenues are earned and any notes receivable have been paid after the completion of construction.  After all refunds to which the customer is entitled are made, any remaining balance is transferred to contributions in aid of construction.  From 1986 – 1996 when customer advances were taxable income to the Company, additional funds were collected from customers to cover the taxes.  Those funds were recorded as a liability within Customer Advances and are being amortized as deferred income over the tax life of the underlying assets.

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

As a derivative, the interest rate swap is recorded on the balance sheet in other deferred credits at fair value.  The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings as interest expense in the same period or periods during which the hedged transaction affects earnings.  The ineffective portion of the gain or loss on the derivative instrument, which has been minimal to date, is recognized currently in earnings.  During the twelve months ending December 31, 2008, the Company expects to reclassify $45 (net of tax) from other comprehensive loss to earnings as an expense.  The interest rate swap will expire on October 1, 2029.

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

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets.  As of December 31, 2007 and 2006, deferred investment tax credits amounted to $1,005 and $1,044, respectively.

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction.  These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed.  The PPUC approved rate was 10.04% for 2007, 2006 and 2005. AFUDC is recovered through water rates as utility plant is depreciated.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

The Company had a book overdraft of $328 and $51 at December 31, 2007 and 2006, respectively.  The book overdraft represents outstanding checks and other items which had not cleared the bank as of the end of the period.  The overdraft is included in accounts payable on the balance sheet and the change in overdraft position is recorded as a financing activity on the statement of cash flows.

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

Reclassifications

Certain 2006 and 2005 amounts have been reclassified to conform to the 2007 presentation.  Such reclassifications had no effect on net income.

Impact of Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting, disclosure and transition.  This interpretation was effective for fiscal years beginning after December 15, 2006.  The Company evaluated and adopted this interpretation in January 2007 concluding that there were no uncertain tax positions meeting the recognition and measurement test of FIN No. 48.  The Company will continue to monitor tax positions going forward.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions.  SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price).  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company has evaluated this standard and determined that it did not have a material effect on financial position and results of operations.  The Company adopted this standard in January 2008.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”  SFAS No. 158 requires (1) recognition of the funded status of a benefit plan in the balance sheet, (2) recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost, (3) measurement of defined benefit plan assets and obligations as of the balance sheet date, and (4) disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from delayed recognition in the current period.  The requirements to recognize the funded status of a plan and to comply with disclosure provisions were effective as of the end of the fiscal year that ends after December 15, 2006.  The requirement to measure plan assets and benefit obligations as of the balance sheet date is effective for fiscal years ending after December 15, 2008.  The Company adopted this standard as of December 31, 2006, and has accordingly reported the unfunded status of its defined benefit pension plans as well as the required disclosures.  The requirement to measure plan assets and benefit obligations as of the balance sheet date, effective after December 15, 2008, will have no impact, as the Company’s plans are already measured at the balance sheet date.

In February 2007, the FASB issued SFAS No. 159, “Establishing the Fair Value Option for Financial Assets and Liabilities,” to permit all entities to choose to elect to measure eligible financial instruments at fair value.  The decision to elect the fair value option should be made on an instrument-by-instrument basis with certain exceptions.  If the fair value option is elected, an entity must report unrealized gains and losses in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred.  SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, “Fair Value Measurements.”  The Company has evaluated this standard and determined that it did not impact financial position or results of operations.  The Company adopted this standard in January 2008.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.”  The statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This statement is effective for annual periods beginning after December 15, 2008.  This statement will not have an impact on the Company’s financial statements unless another company is purchased.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51.”  SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements and it requires consolidated net income to include amounts attributable to both the parent and noncontrolling interest.  This statement is effective for annual periods beginning after December 15, 2008.  This statement will not affect the Company’s financial statements since there are no subsidiaries.

2.	Acquisitions

On May 16, 2007, the Company announced that it had entered into an agreement to acquire the water system of West Manheim Township in York County, Pennsylvania.  This acquisition is expected to result in the addition of 2,100 customers and will cost approximately $2,075.  The agreement was approved by the PPUC on December 20, 2007, and now awaits Pennsylvania Department of Environmental Protection (DEP) approval on the construction permits.  Upon approval by DEP, the Company will construct a main from its current distribution system to interconnect with West Manheim’s distribution system.  The interconnection and closing on this acquisition are expected to occur in the fourth quarter of 2008.

On January 5, 2007, the Company completed the acquisition of the water system of Abbottstown Borough which served approximately 400 customers in Adams County, Pennsylvania.  The purchase price of approximately $900 was less than the depreciated original cost of these assets.  The Company has recorded a negative acquisition adjustment of approximately $131 and is amortizing this credit over the remaining life of the acquired assets.  The purchase was funded through internally-generated funds and short-term borrowings.  The Company began serving the customers of Abbottstown Borough in January, 2007.

On November 15, 2005, the Company acquired the Mountain View Water Company.  In lieu of an actual payment for the system, the Company extended its distribution system to connect to the Mountain View system and provided facility upgrades for the Mountain View system as well.  This acquisition added approximately 260 customers.

On July 6, 2005, the Company acquired 100% of the capital stock of Spring Grove Water Company for a purchase price of approximately $973.  Of the total price, $645 was paid from borrowings under the Company’s lines of credit.  Up to $328 may be paid to the former owner in installments based on the amount of water such former owner purchases from the Company over the 60-month period following the closing.  As of December 31, 2007, the Company had made installment payments totaling approximately $155.  The acquired company provided water service to 21 customers just outside the Borough of Spring Grove.  The acquisition included assets with a book value of $284 and assumed liabilities of $25.  The Company recorded an acquisition adjustment of $715 and is amortizing these costs over the remaining life of the acquired assets.

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

3.	Income Taxes

The provisions for income taxes consist of:
	2007	2006	2005
Federal current	$1,946	$1,295	$1,979
State current	603	404	716
Federal deferred	1,170	1,507	807
State deferred	12	28	(80)
Federal investment tax credit, net of current utilization	(39)	(38)	(39)
Total income taxes	$3,692	$3,196	$3,383

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:
	2007	2006	2005
Statutory Federal tax provision	$3,436	$3,158	$3,133
State income taxes, net of Federal benefit	407	285	420
Tax-exempt interest	(21)	(75)	(67)
Amortization of investment tax credit	(39)	(39)	(39)
Cash value of life insurance	(29)	(34)	(28)
Domestic production deduction	(73)	(42)	(36)
Other, net	11	(57)	-
Total income taxes	$3,692	$3,196	$3,383

The tax effects of temporary differences between book and tax balances that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of  December 31, 2007 and 2006 are summarized in the following table:
	2007	2006
Deferred tax assets:
Reserve for doubtful accounts	$78	$70
Deferred compensation	829	855
Customers' advances and contributions	201	252
Deferred taxes associated with the gross-up
of revenues necessary to return, in rates, the effect of temporary differences	70	62
Pensions	868	1,581
Unrealized loss on interest rate swap	191	69
Costs deducted for book, not for tax	59	52
Total deferred tax assets	2,296	2,941
Deferred tax liabilities:
Accelerated depreciation	15,707	14,342
Investment tax credit	597	620
Deferred taxes associated with the gross-up
of revenues necessary to recover, in rates, the effect of temporary differences	861	691
Regulatory asset for pensions	1,755	2,497
Costs deducted for tax, not for book	208	202
Total deferred tax liabilities	19,128	18,352
Net deferred tax liability	$16,832	$15,411

Reflected on balance sheets as:
Current deferred tax asset	$(132)	$(118)
Noncurrent deferred tax liability	16,964	15,529
Net deferred tax liability	$16,832	$15,411

No valuation allowance is required for deferred tax assets as of December 31, 2007 and 2006.  In assessing the soundness of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

The Company adopted FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” in January 2007.  The Company determined that there were no uncertain tax positions meeting the recognition and measurement test of FIN No. 48 recorded in the years that remain open for review by taxing authorities.  The Federal income tax returns for the years 2004 through 2006 remain open, and the state income tax return for 2006 remains open.  The Company has not yet filed tax returns for 2007, but has not taken any new positions in its 2007 income tax provision.

The Company’s policy is to recognize interest and penalties related to income tax matters in other expenses.  The Company recorded interest and penalties of $5 for the year ended December 31, 2007.  There were no interest or penalties for the years ended December 31, 2006 and 2005.

4.	Long-Term Debt and Short-Term Borrowings

Long-term debt as of December 31, 2007 and 2006 is summarized in the following table:

	2007	2006
3.60% Industrial Development Authority Revenue
Refunding Bonds, Series 1994, due 2009	$2,700	$2,700
3.75% Industrial Development Authority Revenue
Refunding Bonds, Series 1995, due 2010	4,300	4,300
4.05% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2016	2,350	2,350
5.00% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2016	4,950	4,950
10.17% Senior Notes, Series A, due 2019	6,000	6,000
9.60% Senior Notes, Series B, due 2019	5,000	5,000
1.00% Pennvest Loan, due 2019	495	535
10.05% Senior Notes, Series C, due 2020	6,500	6,500
8.43% Senior Notes, Series D, due 2022	7,500	7,500
Variable Rate Pennsylvania Economic Development Financing
Authority Exempt Facilities Revenue Bonds, Series B, due 2029	12,000	12,000
4.75% Industrial Development Authority Revenue
Bonds, Series 2006, due 2036	10,500	10,500
Committed Line of Credit, due 2009	8,210	-
Total long-term debt	70,505	62,335
Less current maturities	(12,040)	(1,240)
Long-term portion	$58,465	$61,095

Payments due by period:

2008	2009	2010	2011	2012
$12,040	$10,951	$4,341	$41	$42

Included in payments due by period are payments of $12,000 in 2008 on the variable rate bonds (due 2029) which could be refunded at any time.  2009 payments include the payback of the committed line of credit.

The holders of our $12,000 variable rate PEDFA Series B Bonds may tender their bonds at any time.  When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture.  The Company also has a Standby Bond Purchase Agreement (also known as a liquidity facility) whereby bonds which cannot be remarketed are purchased by a financial institution (PNC Bank).  If PNC Bank is unable to remarket or sell the bonds within 6 months, the Company must begin to buy back the bonds in monthly installments over a five-year period.  The effect of this arrangement has historically allowed the Company to classify these bonds as long-term debt.

In January 2008, the credit rating of the insurer of the bonds was downgraded, and as a result, all of the bonds were tendered. As a result of these events, we have classified the $12,000 variable rate debt as short term on the balance sheet. The remarketing agent is currently attempting to remarket the bonds, but these efforts may not be successful. Also, the terms of the standby agreement permit PNC Bank to terminate the agreement after an insurer credit downgrade has occurred.  If the remarketing agent is unable to remarket the bonds, it is likely that PNC Bank will terminate the standby agreement and the Company will be required to refund and refinance all of the bonds.  The Company is currently investigating both fixed and variable financing options that will best satisfy both short-term and long-term objectives.  The Company also has sufficient line of credit capacity to be able to buy the bonds back temporarily until a more permanent refinancing can be obtained.

The Company may elect to have the Series B Bonds redeemed, in whole or in part, on any date that interest is payable for a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date of redemption. The Series B Bonds are also subject to mandatory redemption for the same redemption price in the event that the Internal Revenue Service determines that the interest payable on the Series B Bonds is includable in gross income of the holders of the bonds for federal tax purposes.  The variable interest paid to bondholders is calculated using the PEDFA tax-exempt rate which averaged 3.71% in 2007.

In connection with the $12,000 PEDFA loan agreement, mentioned above, we entered into an interest rate swap with PNC Bank, National Association in order to hedge against interest rate fluctuations due to the variable interest rate under the terms of the loan agreement.  Pursuant to the terms of the interest rate swap, we are obligated periodically to pay an amount based on a fixed interest rate of 3.16%, and we will receive an amount based on a variable rate.  The variable rate is based on a percentage of the one-month LIBOR.  If the rate we receive from the swap counterparty (PNC) approximates the variable rate paid to bondholders, we will effectively fix our interest rate at 3.16% per annum.  As of December 31, 2007, there was a spread of 51 basis points which equates to an effective rate of 3.67%.  The all-in interest rate (including variable interest and swap payments) for the year 2007 averaged 3.77%. The interest rate swap will terminate on the maturity date of the Series B Bonds (which is the same date as the maturity date of the loan under the loan agreement), unless sooner terminated pursuant to its terms.  In the event the interest rate swap terminates prior to the maturity date of the Series B Bonds, either we or PNC Bank may be required to make a termination payment to the other based on market conditions at such time.  If we decide to refund and refinance the variable rate bonds, the swap may continue or it may be terminated depending on the option we choose.  If the Company had terminated the rate swap as of February 27, 2008, the Company’s termination payment would have amounted to $405.  Notwithstanding the terms of the swap agreement, we are ultimately obligated for all amounts due and payable under the loan agreement.

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

On October 1, 2006, the York County Industrial Development Authority, or the YCIDA, issued $10,500 aggregate principal amount of Exempt Facilities Revenue Bonds, Series 2006 for the benefit of the Company.  The YCIDA then loaned the proceeds of the offering to the Company pursuant to a loan agreement.  The loan agreement provides for a $10,500 loan bearing interest at 4.75%.  The bonds and the related loan will mature on October 1, 2036.  The loan agreement contains various covenants and restrictions.  We believe that we are in compliance with all of these restrictions.  The proceeds, net of issuance costs, were used to pay down short-term borrowings incurred for various operations and construction projects.

The terms of the debt agreements limit in some cases the Company's ability to borrow additional funds, to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock.  Under the terms of the most restrictive agreements, the Company cannot borrow in excess of 60% of its utility plant, and cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500 plus net income since that date.  As of December 31, 2007, none of the earnings retained in the business are restricted under these provisions.  One of the notes also requires a pledge of $800 of receivables as security for the loan.

As of February 2008, the Company maintains unsecured lines of credit aggregating $28,000 with two banks.  Loans granted under these lines bear interest based on LIBOR plus 0.70% to 0.75%. The Company had $11,210 outstanding borrowings under its lines of credit as of December 31, 2007, and no borrowings as of December 31, 2006.  The weighted average interest rate on line of credit borrowings as of December 31, 2007 was 5.62%.  One line, amounting to $11,000 is payable upon demand, whereas the other is a committed line with a revolving 2-year maturity.  The Company is not required to maintain compensating balances and there are no commitment fees on its lines of credit.

5.	Common Stock and Earnings Per Share

Earnings per share are based upon the weighted average number of shares outstanding of 11,225,822 in 2007, 10,475,173 in 2006 and 10,359,374 in 2005.  The Company does not have dilutive securities outstanding.

Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation.  The purchase price is 95% of the fair market value (as defined).  Shares issued during 2007, 2006 and 2005 were 5,398, 5,747 and 6,843, respectively.  As of December 31, 2007, 58,529 authorized shares remain unissued under the plan.

Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares.  The purchase price is 95% of the fair market value (as defined).  Shares issued during 2007, 2006, and 2005 were 58,406, 55,695 and 62,581, respectively.  As of December 31, 2007, 965,619 authorized shares remain unissued under the plan.

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

 The following table sets forth the plans' funded status as of December 31, 2007 and 2006.  The measurement of assets and obligations of the plans is as of December 31, 2007 and 2006.

Obligations and Funded Status At December 31	2007	2006
Change in Benefit Obligation
Pension benefit obligation beginning of year	$19,620	$19,508
Service cost	724	685
Interest cost	1,150	1,059
Plan amendments	81	-
Actuarial gain	(1,540)	(861)
Benefit payments	(815)	(771)
Pension benefit obligation end of year	19,220	19,620
Change in Plan Assets
Fair value of plan assets beginning of year	15,725	14,423
Actual return on plan assets	1,372	1,521
Employer contributions	800	552
Benefits paid	(815)	(771)
Fair value of plan assets end of year	17,082	15,725

Funded status of plans at end of year	$(2,138)	$(3,895)

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

Changes in plan assets and benefit obligations recognized in regulatory assets are as follows:

2007
Net actuarial loss arising during the period	$(1,815)
Recognized actuarial loss	(107)
Prior service cost arising during the period	82
Recognized prior service cost	(265)
Total changes in regulatory asset during the year	$(2,105)

Amounts recognized in regulatory assets that have not yet been recognized as components of net periodic benefit cost consist of the following at December 31:

	2007	2006
Net actuarial loss	$1,434	$3,356
Prior service cost	155	338
Regulatory asset	$1,589	$3,694

Components of Net Periodic Benefit Cost are as follows:

Net Periodic Benefit Cost	2007	2006	2005
Service cost	$724	$685	$587
Interest cost	1,150	1,059	1,017
Expected return on plan assets	(1,097)	(982)	(961)
Amortization of loss	107	225	147
Amortization of prior service cost	265	268	279
Rate-regulated adjustment	(349)	(703)	(619)
Net periodic benefit cost	$800	$552	$450

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

The estimated costs for the defined benefit pension plans relating to the December 31, 2007 balance sheet that will be amortized from regulatory assets into net periodic benefit cost over the next fiscal year are $33.  The Company plans to contribute $800 to the plans in 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in each of the next five years and the subsequent five years in the aggregate:

2008	$1,048
2009	1,080
2010	1,085
2011	1,062
2012	1,062
2013-2017	6,832

The accumulated benefit obligation for both defined benefit pension plans was $16,517 and $16,427 at December 31, 2007 and 2006, respectively.  The following table shows the accumulated benefit obligation, the projected benefit obligation and the fair value of plan assets for each plan:

	General and Administrative Plan		Union-Represented Plan
	2007	2006	2007	2006
Accumulated benefit obligation	$10,557	$10,438	$5,960	$5,989
Projected benefit obligation	12,449	12,468	6,771	7,152
Fair value of plan assets	10,527	9,496	6,555	6,229

Weighted-average assumptions used to determine benefit obligations at December 31:

	2007	2006
Discount rate	6.50%	5.90%
Rate of compensation increase	4.00 - 5.00%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2007	2006	2005
Discount rate	5.90%	5.50%	5.90%
Expected long-term return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The selected long-term rate of return on plan assets (7.0%) was primarily based on the asset allocation of the Plan's assets (approximately 60% equity securities and 40% debt securities).  Analysis of the historic returns of these asset classes and projections of expected future returns were considered in setting the long-term rate of return.

The Company's pension plans' weighted-average asset allocations at December 31, 2007 and 2006, by asset category are as follows:

	Plan Assets at December 31
	2007	2006
Asset Category
Equity securities	61%	61%
Debt securities	35%	38%
Other	4%	1%
Total	100%	100%

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

Further guidelines for debt securities include: (1) fixed income holdings in a single issuer are limited to 5% of the portfolio; (2) acceptable investments include money market securities, U.S. Government and its agencies and sponsored entities' securities, mortgage-backed and asset-backed securities, and corporate securities; (3) purchases must be limited to investment grade or higher; (4) non-U.S. dollar denominated securities are not permissible; and (5) high risk derivatives are prohibited.

Equity securities include the York Water Company Common Stock in the amounts of $299 (1.8% of total plan assets) and $342 (2.2% of total plan assets) at December 31, 2007 and 2006, respectively.

The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code.  The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 70% of the participant's contribution, up to a maximum annual Company contribution of $2 for each employee.  The Company's contributions to the plan amounted to $171 in 2007, $139 in 2006, and $118 in 2005.

The Company has non-qualified deferred compensation and supplemental retirement agreements with certain members of senior management. The future commitments under these arrangements are offset by corporate-owned life insurance policies.  At December 31, 2007 and 2006, the present value of the future obligations was approximately $2,000 and $2,100, respectively.  The insurance policies included in other assets had a total cash value of approximately $2,900 and $2,700, respectively, at December 31, 2007 and 2006.  The Company’s expenses under the plans amounted to $11 in 2007, $11 in 2006 and $236 in 2005.

7.	Rate Increases

The Company increased rates as approved by the PPUC in September 2006 (9.2%).  The new rates became effective September 15, 2006 and were designed to produce approximately $2.6 million in additional annual operating revenues.  The Company anticipates that it will file a rate increase request in 2008.

8.	Notes Receivable and Customers' Advances for Construction

The Company has agreements with four municipalities to extend water service into previously formed water districts.  The Company loaned funds to the municipalities to cover the costs related to the projects.  The municipalities concurrently advanced these funds back to the Company in the form of customers' advances for construction.  The municipalities are required by enacted ordinances to charge application fees and water revenue surcharges (fees) to customers connected to the system, which are remitted to the Company.  The note principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made.  There is no due date for the notes or expiration date for the advances.

In March of 2007, the Company corrected a miscalculation of a note receivable with one of the water districts served.  While this recalculation was deemed immaterial to operations as a whole, it reduced notes receivable by $544, customer advances by $473 and interest income by $71.  The income reduction was applicable to the years 2003-2006.  In June 2007, this same water district paid off its note receivable in the amount of $543.

The Company has recorded interest income of $62 in 2007, $220 in 2006 and $198 in 2005.  Interest rates on the notes outstanding at December 31, 2007 vary from 6.75% to 7.5%.

Included in the accompanying balance sheets at December 31, 2007 and 2006 were the following amounts related to these projects.

	2007	2006
Notes receivable, including interest	$610	$1,941
Customers' advances for construction	1,079	2,511

The Company has other customers' advances for construction totaling $20,742 and $22,710 at December 31, 2007 and 2006, respectively.

9.	Commitments

Based on its capital budget, the Company plans to spend approximately $24,640 in 2008 and $15,350 in 2009 on construction.  These capital expenditures are net of amounts financed by customer advances.  The Company plans to finance ongoing capital expenditures with internally-generated funds, borrowings against the Company’s lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), or DRIP, and employee stock purchase plan, or ESPP, customer advances, potential long-term debt and common stock issues and the distribution surcharge allowed by the PPUC.  The distribution surcharge allows the Company to add a charge to customers’ bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

The Company has remaining capital commitments with regard to its filter plant upgrade and the West Manheim Township acquisition.  Of the total committed of approximately $8,211, $4,869 remains to be spent as of December 31, 2007.

As of December 31, 2007, the Company employed 109 full time people, 41 under union contract.  The current contract was ratified during 2007 and expires on April 30, 2010.

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

The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented.  The Company's long-term debt, with a carrying value of $70,505 at December 31, 2007, and $62,335 at December 31, 2006, had an estimated fair value of approximately $80,000 and $70,000 in 2007 and 2006, respectively.  The weighted average rates used to calculate the fair value were based on a multiple of the 2, 5, 10, 15 and 30-year Municipal Bond yields.  The 2007 rates ranged from 3.10% to 5.76% and the 2006 rates ranged from 3.63% to 5.41%.

The interest rate swap is being carried at its fair value.  The fair value of the swap was a loss of $473 as of December 31, 2007 and $171 as of December 31, 2006.  Fair values relating to derivative instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts as of December 31, 2007 and December 31, 2006, based on estimated future cash flows.

The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2007 of $21,821 and $610, respectively.  At December 31, 2006, customers’ advances for construction and notes receivable had carrying values of $25,221 and $1,941, respectively.  The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

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

12.	Selected Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth	Year
2007
Water operating revenue	$7,385	$7,962	$8,280	$7,806	$31,433
Water operating income	3,192	3,603	3,914	3,455	14,164
Net income	1,326	1,661	1,757	1,670	6,414
Basic earnings per share	.12	.15	.15	.15	.57
Dividends per share	.118	.118	.118	.121	.475
2006
Water operating revenue	$6,614	$7,016	$7,665	$7,363	$28,658
Water operating income	2,905	3,199	3,676	3,124	12,904
Net income	1,259	1,466	1,739	1,627	6,091
Basic earnings per share	.12	.14	.17	.15	.58
Dividends per share	.112	.112	.112	.118	.454