Form 10-K, Exhibit 13
period 2008-12-31
YORK WATER CO
filed 2009-03-11
CIK 108985

EXHIBIT 13

The York Water Company – 2008 Annual Report

Table of Contents

Highlights of Our 193rd Year
(In thousands of dollars, except per share amounts)

	Summary of Operations
For the Year	2008	2007	2006	2005	2004

Water operating revenue	$32,838	$31,433	$28,658	$26,805	$22,504
Operating expenses	18,094	17,269	15,754	14,017	12,595
Operating income	14,744	14,164	12,904	12,788	9,909
Interest expense	4,112	3,916	3,727	3,423	2,132
Gain on sale of land	-	-	-	-	743
Other income (expenses), net	(573)	(142)	110	(149)	(168)
Income before income taxes	10,059	10,106	9,287	9,216	8,352
Income taxes	3,628	3,692	3,196	3,383	3,051
Net income	$ 6,431	$ 6,414	$ 6,091	$ 5,833	$ 5,301

Per Share of Common Stock
Book value	$6.14	$5.97	$5.84	$4.85	$4.65
Basic earnings per share	.57	.57	.58	.56	.53
Dividends	.489	.475	.454	.424	.394
Weighted average number of shares
outstanding during the year	11,298,215	11,225,822	10,475,173	10,359,374	9,937,836

Utility Plant
Original cost, net of acquisition adj.	$245,249	$222,354	$202,020	$181,756	$163,701
Construction expenditures *	24,438	18,154	20,678	15,562	25,689

Other
Total assets	$240,442	$210,969	$196,064	$172,296	$156,066
Long-term debt including current maturities	86,353	70,505	62,335	51,874	51,913

*Expenditures have been changed from accrual basis to cash basis for all years presented.

For Management's Discussion and Analysis of Financial Condition and Results of Operations, please refer to page 4.

Shareholder Information
Market for Common Stock and Dividends

The common stock of The York Water Company is traded on the NASDAQ Global Select Market (Symbol “YORW”).
Quarterly price ranges and cash dividends per share for the last two years follow:

	2008			2007
	High	Low	Dividend*	High	Low	Dividend*
1st Quarter	$16.28	$14.19	$0.121	$18.15	$16.12	$0.118
2nd Quarter	16.50	14.51	0.121	18.55	16.60	0.118
3rd Quarter	15.00	6.23	0.121	18.40	16.70	0.118
4th Quarter	13.31	10.25	0.126	17.30	15.45	0.121

*Cash dividends per share reflect dividends declared at each dividend date.

Prices listed in the above table are sales prices as listed on the NASDAQ Global Select Market.

Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2008 numbered approximately 1,485.

Dividend Policy

Dividends on the Company's common stock are declared by the Board of Directors and are normally paid in January, April, July and October.  Dividends are paid based on shares outstanding as of the stated record date, which is ordinarily the last day of the calendar month immediately preceding the dividend payment.

The dividend paid on the Company’s common stock on January 15, 2009 was the 552nd consecutive dividend paid by the Company.  The Company has paid consecutive dividends for its entire history, since 1816.  The policy of our Board of Directors is currently to pay cash dividends on a quarterly basis.  The dividend rate has been increased annually for twelve consecutive years.  The Company’s Board of Directors declared dividend number 553 in the amount of $0.126 per share at its January 2009 meeting.  The dividend is payable on April 15, 2009 to shareholders of record as of February 27, 2009.  Future cash dividends will be dependent upon the Company’s earnings, financial condition, capital demands and other factors and will be determined by the Company’s Board of Directors.  See Note 4 to the Company’s financial statements included herein for restrictions on dividend payments.

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

The forward-looking statements in this Annual Report reflect what the Company currently anticipates will happen.  What actually happens could differ materially from what it currently anticipates will happen.  The Company does not intend to make any public announcement when forward-looking statements in this Annual Report are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.  Important matters that may affect what will actually happen include, but are not limited to:

•	changes in weather, including drought conditions;
•	levels of rate relief granted;
•	the level of commercial and industrial business activity within the Company's service territory;
•	construction of new housing within the Company's service territory and increases in population;
•	changes in government policies or regulations;
•	the ability to obtain permits for expansion projects;
•	material changes in demand from customers, including the impact of conservation efforts which may impact the demand of customers for water;
•	changes in economic and business conditions, including interest rates, which are less favorable than expected;
•	the ability to obtain financing; and
•	other matters set forth in Item 1A, “Risk Factors,” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Overview

The Company is the oldest investor-owned water utility in the United States and is duly organized under the laws of the Commonwealth of Pennsylvania.  The Company has operated continuously since 1816.  The business of the Company is to impound, purify to meet or exceed safe drinking water standards and distribute water.  The Company operates within its franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania.  The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory, debt and equity financing and rate setting.  The Company must obtain PPUC approval before changing any practices associated with the aforementioned areas.  Water service is supplied through the Company's own distribution system.  The Company obtains its water supply from both the South Branch and East Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day.  This combined watershed area is approximately 117 square miles.  The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water.  The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of untreated water per day.  As of December 31, 2008, the Company's average daily availability was 35.0 million gallons, and daily consumption was approximately 18.3 million gallons.  The Company's service territory had an estimated population of 176,000 as of December 31, 2008.  Industry within the Company’s service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, barbells and motorcycles.

The Company's business is somewhat dependent on weather conditions, particularly the amount of rainfall.  The Company has minimum customer charges in place which are intended to cover fixed costs of operations under all likely weather conditions; however, increased rainfall and a sluggish economy have combined to reduce per capita consumption by commercial, industrial and residential customers by approximately 4.1% as of December 31, 2008 compared to December 31, 2007.

The Company’s business does not require large amounts of working capital and is not dependent on any single customer or a very few customers.  In 2008, operating revenue was derived from the following sources and in the following percentages: residential, 63%; commercial and industrial, 29%; and other, 8%, which is primarily from the provision for fire service.  Increases in revenues are generally dependent on the Company’s ability to obtain rate increases from regulatory authorities in a timely manner and in adequate amounts and to increase volumes of water sold through increased consumption and increases in the number of customers served.

During the five-year period ended December 31, 2008, the Company has maintained an increasing growth in number of customers and distribution facilities as demonstrated by the following chart:

	2008	2007	2006	2005	2004
Average daily consumption (gallons per day)	18,298,000	19,058,000	18,769,000	18,657,000	18,116,000
Miles of mains at year-end	884	845	817	786	752
Additional distribution mains installed/acquired (ft.)	206,140	147,803	159,330	212,702	114,658
Number of customers at year-end	61,527	58,890	57,578	55,731	53,134
Population served at year-end	176,000	171,000	166,000	161,000	158,000

Performance Measures

Company management uses financial measures including operating revenues, net income, earnings per share and return on equity to evaluate its financial performance.  Additional statistical measures including number of customers, customer complaint rate, annual customer rates and the efficiency ratio are used to evaluate performance quality.  These measures are calculated on a regular basis and compared with historical information, budget and the other publicly-traded water companies.

The efficiency ratio, which is calculated as net income divided by revenues, is used by management to evaluate its ability to keep expenses in line.  Over the five previous years, our ratio averaged 21.7%.  In 2008, the ratio fell to 19.6%.  One of the reasons for the decline was reduced per capita water usage by our customers which caused revenues to decline, but not expenses.  Another reason for the decline in our efficiency ratio was increased expenses, some of which had not yet been included in rates charged to customers.  Our supplemental retirement expenses were substantially higher in 2008 due to some changes made to comply with new regulations.  These expenses are not and can not be included in rates charged to customers.  Effective October 9, 2008, the PPUC authorized an increase in rates which will allow some of the increased expenses such as labor and power to be recovered.  Management continues to look for ways to decrease expenses and increase efficiency as well as to file for rate increases promptly when needed.

Results of Operations

2008 Compared with 2007

Net income for 2008 was $6,431, an increase of $17, or 0.3%, from net income of $6,414 for 2007.  The primary contributing factors to the increase in net income were higher water operating revenues partially offset by increased operating and supplemental retirement expenses.

Water operating revenues for the year increased $1,405, or 4.5%, from $31,433 for 2007 to $32,838 for 2008.  The primary reasons for the increase in revenues were a rate increase effective October 9, 2008, an increased distribution surcharge through the first three quarters and growth in the customer base.  The average number of customers served in 2008 increased as compared to 2007 by 993 customers, from 58,490 to 59,483 customers due to growth in the Company’s service territory.  The total number of customers added during the year was approximately 2,600 with approximately 250 of those customers added in November due to the Asbury Pointe acquisition and approximately 1,800 customers added in December due to the West Manheim acquisition.  Despite this increase in customers, the total per capita volume of water sold in 2008 decreased compared to 2007 by approximately 4.1%.  Reduced consumption is attributed to a sluggish economy and increased rainfall.  The Company expects revenues to continue to increase as a result of the new customers acquired at the end of 2008, and the full year’s impact of the rate increase granted in October 2008.  Drought warnings or restrictions as well as regulatory actions could impact results.

Operating expenses for the year increased $825, or 4.8%, from $17,269 for 2007 to $18,094 for 2008.  Higher depreciation expense of approximately $395 due to increased plant investment, increased health insurance costs of approximately $136, higher banking fees of approximately $103 related to lockbox processing and credit enhancement, increased pension expense of approximately $96 and higher salaries of approximately $87 due to wage increases were the principal reasons for the increase.  Higher power costs, legal fees, realty taxes, transportation costs, director fees and other expenses aggregating approximately $353 also added to the increase.  The increase in expenses was partially offset by lower software support expenses of approximately $209, reduced chemical expenses of approximately $89 and lower shareholder costs of approximately $47.  Depreciation expenses are expected to continue to rise due to the level of plant investment in 2008.  Pension expenses are expected to increase by approximately $300, and other operating expenses are expected to increase at a moderate rate as costs to serve additional customers and to extend our distribution system continue to rise.

Interest expense on long-term debt for 2008 increased $450, or 11.0%, from $4,095 for 2007 to $4,545 for 2008.  The primary reasons for the increase were an increase in the amount of long-term debt outstanding and increased borrowings under the Company’s committed line of credit to fund operations and construction.  The increased long-term debt outstanding is due to new debt issued on October 15, 2008 in the aggregate principal amount of $15,000.  Borrowings under our committed line of credit averaged $10,130 in 2008 and $3,105 in 2007.

Interest expense on short-term debt for 2008 was $165 higher than 2007 due to an increase in short-term borrowings partially offset by a reduction in rates.  The average short-term debt outstanding was $5,997 for 2008 and $793 for 2007.  The average interest rate on short-term debt was 3.61% for 2008 compared to 5.96% for 2007.

Allowance for funds used during construction increased $419, from $228 in 2007 to $647 in 2008, due to an increased volume of construction expenditures.  Eligible 2008 construction expenditures included an investment in a large water treatment replacement and expansion project and a main extension to West Manheim Township.  The 2009 allowance is expected to be lower than 2008 due to a planned lower volume of eligible construction.

Other expenses, net for 2008 increased by $431 as compared to 2007 due primarily to higher supplemental retirement expenses of approximately $479.  The additional expense resulted from changes to the plans to make them compliant with Internal Revenue Code Section 409A offset by a reduction in the discount rate used in recording the present value of the benefits.  The increase in expenses was also partially offset by higher interest income in 2008 of approximately $53 on water district notes receivable.  Interest income on water district notes receivable in the first nine months of 2007 included a negative adjustment (expense) due to the recalculation of a note.  Decreased charitable contributions of approximately $25 also reduced other expenses.

Federal and state income taxes for 2008 decreased by $64, or 1.7%, compared to 2007 primarily due to a decrease in taxable income.  The Company’s effective tax rate was 36.1% in 2008 and 36.5% in 2007.

2007 Compared with 2006

Net income for 2007 was $6,414, an increase of $323, or 5.3%, from net income of $6,091 for 2006.  On a per share basis, earnings were down by $0.01 for the year reflecting the increase in net income offset by a 7.2% increase in the average number of common shares outstanding.  The increase in the number of shares outstanding was primarily a result of the 739,750 additional shares issued by the Company in a public offering in December 2006.  The primary contributing factors to the increase in net income were higher water operating revenues partially offset by increased operating expenses.

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

Interest expense on long-term debt increased $545, or 15.4%, from $3,550 for 2006 to $4,095 for 2007, due primarily to an increase in the average amount of long-term debt outstanding.  The Company issued tax-exempt debt through the York County Industrial Development Authority, or YCIDA, in the amount of $10,500 in October 2006. The proceeds of the bond issuance were used to pay down a portion of the Company’s short-term borrowings.  Increased borrowings under the Company’s committed line of credit to fund operations and construction added to the increase.

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

Rate Developments

From time to time the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests.  The most recent rate request was filed by the Company on May 16, 2008, and sought an increase of $7,086, which would have represented a 19.6% increase in rates.  Effective October 9, 2008, the PPUC authorized an increase in rates designed to produce approximately $5,950 in additional annual revenues.  The Company does not expect to file a base rate increase request in 2009.

Acquisitions

On January 5, 2007, the Company closed the acquisition of the water system of Abbottstown Borough which served approximately 400 customers in Adams County, Pennsylvania.  The purchase price of approximately $900 was less than the depreciated original cost of these assets.  The Company has recorded a negative acquisition adjustment of approximately $131 and is amortizing this credit over the remaining life of the acquired assets.  The purchase was funded through internally-generated funds and short-term borrowings.  The Company began serving the customers of Abbottstown Borough in January 2007.

On May 16, 2007, the Company announced that it had entered into an agreement to acquire the water system of West Manheim Township in York County, Pennsylvania.  This acquisition resulted in the addition of 1,800 customers at a purchase price of approximately $2,075.  The Company began serving the customers of West Manheim Township in December 2008 through an interconnection with its current distribution system.  Closing on this acquisition took place in January 2009.

On November 24, 2008 the Company completed the acquisition of the water facilities of Asbury Pointe Water Company in York County, Pennsylvania.  The Company acquired and is using Asbury Pointe’s distribution system through an interconnection with its current distribution system.  This acquisition resulted in the addition of approximately 250 customers at a purchase price of approximately $242, which is less than the depreciated original cost of the assets.  The Company recorded a negative acquisition adjustment of approximately $207 and will amortize it over the remaining life of the underlying assets.

Liquidity and Capital Resources

During 2008, the Company invested $24,438 in construction expenditures for routine items as well as a new emergency diesel generator for the main pumping station, additional booster stations, various replacements of aging infrastructure, distribution center renovations, a standpipe and main extension for expansion into West Manheim Township and a water treatment replacement and expansion project.  In addition to construction projects, we invested approximately $259 for the acquisition of the Asbury Pointe water system.  The Company was able to fund operating activities and construction expenditures using internally-generated funds, borrowings against the Company’s lines of credit, proceeds from a long-term debt issue, proceeds from the issuance of common stock under its dividend reinvestment and direct stock purchase and sale plan and employee stock purchase plan, or ESPP, customer advances and the distribution surcharge (DSIC) allowed by the PPUC.  The distribution surcharge allows the Company to add a charge to customers’ bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

The Company anticipates construction and acquisition expenditures for 2009 and 2010 of approximately $19,594 and $24,345, respectively.  In addition to routine transmission and distribution projects, a portion of the anticipated 2009 and 2010 expenditures will be for additional standpipes, further upgrades to water treatment facilities, reinforcement of one of our dams, the West Manheim acquisition and various replacements of aging infrastructure.  We intend to use internally-generated funds for at least half of our anticipated 2009 and 2010 construction and fund the remainder through line of credit borrowings, customer advances and contributions, proceeds from stock issuances through internal plans or public offerings, the DSIC and possible long-term debt offerings.  The condition of the stock market and the availability of credit will play a major role in how funds will be raised in 2009.

Internally-generated Funds
The amount of internally-generated funds available for operations and construction depends on our ability to obtain timely and adequate rate relief, our customers’ water usage, weather conditions, customer growth and controlled expenses.  In 2008, we generated $11,527 internally as compared to $10,040 in 2007 and $7,116 in 2006.  A successful rate increase request, the addition of approximately 2,600 customers and increased depreciation and deferred income taxes which are non-cash expenses helped to increase cash flow from operating activities during 2008.  In addition to internally-generated funds, we used our bank lines of credit to help fund operations and construction.

Credit Lines
As of December 31, 2008, the Company maintained unsecured lines of credit aggregating $24,500 with two banks.  In January 2009, we increased our unsecured lines of credit to $28,000 with the same two banks.  One line of credit includes a $4,000 portion which is payable upon demand and carries an interest rate of 4.00% or LIBOR plus 0.70%, whichever is greater, and a $13,000 committed portion with a revolving 2-year maturity (currently May 2010) which carries an interest rate of LIBOR plus 0.70%.  The Company had $9,098 in outstanding borrowings under the committed portion and no on-demand borrowings under this line of credit as of December 31, 2008.  The second line of credit, in the amount of $11,000, is a committed line of credit which matures in May 2010 and carries an interest rate of LIBOR plus 1.50%.  This line of credit also has a compensating balance requirement of $500.  The Company had $6,000 in outstanding borrowings under this line of credit as of December 31, 2008.  The weighted average interest rate on line of credit borrowings as of December 31, 2008 was 2.32% compared to 5.62% as of December 31, 2007.

Long-term Debt
On May 7, 2008, the Pennsylvania Economic Development Financing Authority (PEDFA) issued $12,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series A of 2008 (York Water Company Project) (the “Series A Bonds”) for our benefit pursuant to the terms of a trust indenture, dated as of May 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee.  The PEDFA then loaned the proceeds of the offering of the Series A Bonds to us pursuant to a loan agreement, dated as of May 1, 2008, between us and the PEDFA.  The loan agreement provides for a $12,000 loan with a maturity date of October 1, 2029.  Amounts outstanding under the loan agreement are our direct general obligations.  The proceeds of the loan were used to redeem the PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 (the “2004 Series B Bonds”).

Borrowings under the loan agreement bear interest at a variable rate as determined by PNC Capital Markets, as remarketing agent, on a periodic basis elected by us.  We have currently elected that the interest rate be determined on a weekly basis.  The remarketing agent determines the interest rate based on then current market conditions in order to determine the lowest interest rate which would cause the Series A Bonds to have a market value equal to the principal amount thereof plus accrued interest thereon.  The variable interest rate under the loan agreement averaged 2.22% in 2008.  As of December 31, 2008, the interest rate was 1.28%.

The holders of the $12,000 variable rate PEDFA Series A Bonds may tender their bonds at any time.  When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture.  In order to keep variable interest rates down and to enhance the marketability of the Series A Bonds, the Company entered into a Reimbursement, Credit and Security Agreement with PNC Bank, National Association (“the bank”) dated as of May 1, 2008.  This agreement provides for a three-year direct pay letter of credit issued by the bank to the trustee for the Series A Bonds.  The bank is responsible for providing the trustee with funds for the timely payment of the principal and interest on the Series A Bonds and for the purchase price of the Series A Bonds that have been tendered or deemed tendered for purchase and have not been remarketed.  The Company’s responsibility is to reimburse the bank the same day as regular interest payments are made, and within fourteen months for the purchase price of tendered bonds that have not been remarketed.  The reimbursement period for the principal is immediate at maturity, upon default by the Company, or if the Bank does not renew the Letter of Credit.  The Letter of Credit is a three-year agreement with a one-year extension evaluated annually.

In connection with the issuance of the PEDFA 2004 Series B Bonds, the Company entered into an interest rate swap agreement with a counterparty, in the notional principal amount of $12,000.  Interest rate swap agreements derive their value from underlying interest rates.  These transactions involve both credit and market risk.  The notional amounts are amounts on which calculations, payments and the value of the derivative are based.  Notional amounts do not represent direct credit exposure.  Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any.  Such difference, which represents the fair value of the swap, is reflected on the Company’s balance sheet.  See Note 10 for additional information regarding the fair value of the swap.

Our interest rate swap agreement provides that we pay the counterparty a fixed interest rate of 3.16% on the notional amount of $12,000. In exchange, the counterparty pays us a floating interest rate (based on 59% of the U.S. Dollar one-month LIBOR rate) on the notional amount.  The floating interest rate paid to us is intended, over the term of the swap, to approximate the variable interest rate on the loan agreement and the interest rate paid to bondholders, thereby managing our exposure to fluctuations in prevailing interest rates.  We elected to retain the swap agreement for the PEDFA Series A Bonds of 2008. The swap agreement expires on October 1, 2029.

As discussed in Note 1 to the accompanying financial statements, the Company had recorded the interest rate swap as a cash flow hedge in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  As of October 1, 2008, Company management determined that it was probable that the unrealized gain or loss value of the swap would be recovered in rates as the gains or losses are realized in interest expense.  As a result, the Company began to use regulatory accounting rather than hedge accounting.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparty.  The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect the counterparty to default on its obligations.

On October 15, 2008, the PEDFA issued $15,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series B of 2008 (The York Water Company Project) (the “2008 Series B Bonds”) for our benefit pursuant to the terms of a trust indenture, dated as of October 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee.  The PEDFA then loaned the proceeds of the offering of the 2008 Series B Bonds to us pursuant to a loan agreement, dated as of October 1, 2008, between the Company and the PEDFA.  The loan agreement provides for a $15,000 loan bearing interest at a rate of 6.00% with a maturity date of November 1, 2038.  Amounts outstanding under the loan agreement are the Company’s direct general obligations.  The proceeds of the loan, net of issuance costs, were used to pay down a portion of the Company’s short-term borrowings and committed line of credit borrowings incurred for capital improvements, replacements and equipment for the Company’s water system.  The 2008 Series B Bonds are subject to redemption at the direction of the Company, in whole or in part at any time on or after November 1, 2013.  In addition, other special redemption requirements may apply as defined in the loan agreement.

Our loan agreements contain various covenants and restrictions.  We believe we are currently in compliance with all of these restrictions.  See Note 4 to the Company’s financial statements included herein for additional information regarding these restrictions.

The 3.6% Industrial Development Authority Revenue Refunding Bonds, Series 1994, have a mandatory tender date of May 15, 2009.  The Company currently plans to meet its $2,700 obligation using funds available under its lines of credit or a potential equity transaction.

Common Stock
In June 2008, the Company modified its Dividend Reinvestment Plan to include direct stock purchase and sale options.  These options are subject to certain restrictions and are available to both current shareholders and the general public.  Purchases are made weekly at 100% of the stock’s fair market value, as defined in the Prospectus contained in Amendment No. 1 to Securities and Exchange Commission Form S-3, filed by the Company on June 26, 2008.  As of December 31, 2008, $295 in equity proceeds had been realized.

Common stockholders’ equity as a percent of the total capitalization, defined as total common stockholders’ equity plus long-term debt (including current maturities), was 44.7% as of December 31, 2008, compared with 48.8% as of December 31, 2007.  It is the Company’s intent to maintain a ratio near fifty percent.  Economic conditions in 2008 caused us to modify our plans.  We had anticipated a stock offering at the end of 2008, but decided not to proceed at that time due to a reduced stock price, the potential inability to raise the needed funds and the prospect of further dilution to our stock value.  As a result of these circumstances, we increased our line of credit borrowing capacity and are closely monitoring our capital and operating expenditures.  We will re-evaluate the possibility of an equity offering in 2009.

Credit Rating
In September of 2008, Standard and Poor’s affirmed our credit rating at A-, with a stable outlook.  Our ability to maintain this rating depends, among other things, on adequate and timely rate relief, which we have been successful in obtaining, and our ability to fund capital expenditures in a balanced manner using both debt and equity.  In 2009, our objectives will be to maximize our funds provided by operations and increase the equity component of total capitalization.

Dividends

During 2008, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 85.9% and 47.4%, respectively.  During the fourth quarter of 2008, the Board of Directors increased the dividend by 4.1% from 12.1 cents per share to 12.6 cents per share per quarter.  This was the twelfth consecutive annual dividend increase and the 193rd consecutive year of paying dividends.

The Company’s Board of Directors declared a dividend in the amount of $0.126 per share at its January 2009 meeting.  The dividend is payable on April 15, 2009 to shareholders of record as of February 27, 2009.  While the Company expects to maintain this dividend amount in 2009, future dividends will be dependent upon the Company’s earnings, financial condition, capital demands and other factors and will be determined by the Company’s Board of Directors.  See Note 4 to the Company’s financial statements included herein for restrictions on dividend payments.

Inflation

The Company is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity.  The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows.  The ability of the Company to recover this increased investment in facilities is dependent upon future rate increases, which are subject to approval by the PPUC.  The Company can provide no assurances that its rate increases will be approved by the PPUC; and, if approved, the Company cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which the rate increase was sought.

Contractual Obligations

The following summarizes the Company’s contractual obligations by period as of December 31, 2008:

	Payments due by period
	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt obligations (a)	$86,353	$2,741	$25,439	$41	$42	$42	$58,048

Interest on long-term debt (b)	70,996	4,319	4,188	4,121	4,120	4,120	50,128

Short-term borrowings (c)	6,000	6,000

Purchase obligations (d)	5,632	5,632

Defined benefit obligations (e)	1,218	1,218	-	-	-	-	-

Deferred employee benefits (f)	4,485	258	228	223	217	189	3,370

Other deferred credits (g)	3,784	313	224	198	260	184	2,605
Total	$178,468	$20,481	$30,079	$4,583	$4,639	$4,535	$114,151

(a)
Represents debt maturities including current maturities.  Included in the table is a payment of $12,000 in 2010 on the variable rate bonds which would only be due if the bonds were unable to be remarketed.  There is currently no indication of this happening.

(b)
Excludes interest on the $12,000 variable rate debt as these payments cannot be reasonably estimated.  Also excludes interest on the committed line of credit due to the variability of both the outstanding amount and the interest rate.

(c)	Represents obligations under the Company’s short-term line of credit.
(d)	Represents an approximation of open purchase orders at period end and obligations under contracts relating to the West Manheim Township water asset acquisition and the construction of a new standpipe.
(e)	Represents contributions expected to be made to qualified defined benefit plans. The amount of required contributions in 2010 and thereafter is not currently determinable.
(f)	Represents the obligations under the Company’s Supplemental Retirement and Deferred Compensation Plans for executives.
(g)	Represents the estimated settlement payments to be made under the Company’s interest rate swap contract.

In addition to these obligations, the Company makes refunds on Customers’ Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains.  The refund amounts are not included in the above table because the timing cannot be accurately estimated.  Portions of these refund amounts are payable annually through 2019 and amounts not paid by the contract expiration dates become non-refundable and are transferred to Contributions in Aid of Construction.

See Note 9 to the Company’s financial statements included herein for a discussion of our commitments.

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

Regulatory Assets and Liabilities
SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation,” defines generally accepted accounting principles for companies whose rates are established by or are subject to approval by an independent third-party regulator.  In accordance with SFAS No. 71, the Company defers costs and credits on its balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the rate-making process in a period different from when the costs and credits were incurred.  These deferred amounts are then recognized in the statement of income in the period in which they are reflected in customer rates.  If the Company later finds that these assets and liabilities cannot be included in rate-making, they are adjusted appropriately.  See Note 1 for additional details regarding regulatory assets and liabilities.

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

Pension Accounting
Accounting for defined benefit pension plans requires estimates of future compensation increases, mortality, the discount rate, and expected return on plan assets as well as other variables.  These variables are reviewed annually with the Company’s pension actuary.  The Company selected its December 31, 2008 and 2007 discount rates based on the Citigroup Pension Liability Index.  This index uses the Citigroup spot rates for durations out to 30 years and matches them to expected disbursements from the plan over the long term.  The Company believes this index most appropriately matches its pension obligations.  The present values of the Company’s future pension obligations were determined using a discount rate of 6.0% at December 31, 2008 and 6.5% at December 31, 2007.

Choosing a lower discount rate normally increases the amount of pension expense and the corresponding liability.  In the case of the Company, a 25 basis point reduction in the discount rate would increase its liability by $47, but would not have an impact on its pension expense.  The PPUC, in a previous rate settlement, agreed to grant recovery of the Company’s contribution to the pension plans in customer rates.  As a result, under SFAS No. 71, expense in excess of the Company’s pension plan contribution is deferred as a regulatory asset and will be expensed as contributions are made to the plans and the contributions are recovered in customer rates.  Therefore, changes in the discount rate affect regulatory assets rather than pension expense.

The Company’s estimate of the expected return on plan assets was primarily based on the historic returns and projected future returns of the asset classes represented in its plans.  The target allocation of pension assets is 50% to 70% equity securities, 30% to 50% debt securities, and 0% to 10% reserves.  The Company used 7% as its estimate of expected return on assets in both 2008 and 2007.  If the Company were to reduce the expected return by 25 basis points to 6.75%, its liability would increase by $43, but its expense would again remain unchanged because the expense is equal to the Company’s contribution to the plans.  The additional expense would instead be recorded as an increase to regulatory assets.

Other critical accounting estimates are discussed in the Significant Accounting Policies Note to the Financial Statements.

Off-Balance Sheet Transactions

The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses.  The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities, with the exception of the interest rate swap agreement discussed in Note 4 to the financial statements, does not use derivative financial instruments for speculative trading purposes, has no lease obligations, no guarantees and does not have material transactions involving related parties.

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

Management evaluated the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.

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

March 11, 2009

THE YORK WATER COMPANY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of The York Water Company

We have audited The York Water Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The York Water Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, The York Water Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, common stockholders’ equity and comprehensive income, and cash flows of The York Water Company, and our report dated March 11, 2009 expressed an unqualified opinion.

/s/Beard Miller Company LLP
Beard Miller Company LLP
York, Pennsylvania
March 11, 2009

THE YORK WATER COMPANY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of The York Water Company

We have audited the accompanying balance sheets of The York Water Company as of December 31, 2008 and 2007, and the related statements of income, common stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008.  The York Water Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The York Water Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2009 expressed an unqualified opinion.

/s/Beard Miller Company LLP
Beard Miller Company LLP
York, Pennsylvania
March 11, 2009

THE YORK WATER COMPANY

Balance Sheets
(In thousands of dollars, except per share amounts)

	As of	As of
	Dec. 31, 2008	Dec. 31, 2007

ASSETS
UTILITY PLANT, at original cost	$246,613	$223,538
Plant acquisition adjustments	(1,364)	(1,184)
Accumulated depreciation	(34,429)	(31,308)
Net utility plant	210,820	191,046

OTHER PHYSICAL PROPERTY:
Less accumulated depreciation of $162 in 2008
and $150 in 2007	562	574

CURRENT ASSETS:
Receivables, less reserves of $195 in 2008 and $193 in 2007	3,243	2,954
Unbilled revenues	2,687	2,216
Recoverable income taxes	131	252
Materials and supplies inventories, at cost	741	802
Prepaid expenses	412	456
Deferred income taxes	133	132
Total current assets	7,347	6,812

OTHER LONG-TERM ASSETS:
Deferred debt expense	2,013	1,170
Notes receivable	536	610
Deferred regulatory assets	15,972	7,709
Other	3,192	3,048
Total long-term assets	21,713	12,537

Total Assets	$240,442	$210,969

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Balance Sheets
(In thousands of dollars, except per share amounts)

	As of	As of
	Dec. 31, 2008	Dec. 31, 2007

STOCKHOLDERS' EQUITY AND LIABILITIES
COMMON STOCKHOLDERS' EQUITY:
Common stock, no par value, authorized 46,500,000 shares,	$57,875	$56,566
issued and outstanding 11,367,248 shares in 2008
and 11,264,923 shares in 2007
Retained earnings	11,891	10,986
Accumulated other comprehensive loss	-	(280)
Total common stockholders' equity	69,766	67,272

PREFERRED STOCK, authorized 500,000 shares, no shares issued	-	-

LONG-TERM DEBT, excluding current portion	83,612	58,465

COMMITMENTS (Note 9)	-	-

CURRENT LIABILITIES:
Short-term borrowings	6,000	3,000
Current portion of long-term debt	2,741	12,040
Accounts payable	2,011	3,164
Dividends payable	1,192	1,126
Accrued taxes	75	24
Accrued interest	1,080	910
Other accrued expenses	1,097	1,096
Total current liabilities	14,196	21,360

DEFERRED CREDITS:
Customers' advances for construction	18,258	21,821
Deferred income taxes	19,549	16,964
Deferred employee benefits	9,758	4,042
Other deferred credits	2,789	1,309
Total deferred credits	50,354	44,136

Contributions in aid of construction	22,514	19,736

Total Stockholders' Equity and Liabilities	$240,442	$210,969

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Income
(In thousands of dollars, except per share amounts)

	Year Ended December 31
	2008	2007	2006

WATER OPERATING REVENUES:
Residential	$20,572	$19,722	$17,972
Commercial and industrial	9,671	9,290	8,497
Other	2,595	2,421	2,189
	32,838	31,433	28,658

OPERATING EXPENSES:
Operation and maintenance	6,749	6,593	5,976
Administrative and general	6,685	6,506	6,174
Depreciation and amortization	3,622	3,227	2,522
Taxes other than income taxes	1,038	943	1,082
	18,094	17,269	15,754

Operating income	14,744	14,164	12,904

OTHER INCOME (EXPENSES):
Interest on long-term debt	(4,545)	(4,095)	(3,550)
Interest on short-term debt	(214)	(49)	(615)
Allowance for funds used during construction	647	228	438
Other income (expenses), net	(573)	(142)	110
	(4,685)	(4,058)	(3,617)

Income before income taxes	10,059	10,106	9,287

Federal and state income taxes	3,628	3,692	3,196

Net income	$6,431	$6,414	$6,091

Basic Earnings Per Share	$0.57	$0.57	$0.58

Cash Dividends Declared Per Share	$0.489	$0.475	$0.454

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Common Stockholders' Equity and Comprehensive Income
(In thousands, except per share amounts)
For the Years Ended December 31, 2008, 2007 and 2006

			Accumulated
			Other
	Common	Retained	Comprehensive
	Stock	Earnings	Income (Loss)	Total

Balance, December 31, 2005	$42,015	$8,633	$(233)	$50,415
Net income	-	6,091	-	6,091
Other comprehensive income (loss):
Unrealized gain on interest rate swap,
net of $82 income tax	-	-	120	120
Reclassification adjustment for amounts
recognized in income, net of $8 income tax	-	-	12	12
Comprehensive income				6,223
Dividends ($.454 per share)	-	(4,820)	-	(4,820)
Issuance of 739,750 shares of common stock	12,482	-	-	12,482
Issuance of common stock under
dividend reinvestment and
employee stock purchase plans	1,061	-	-	1,061
Balance, December 31, 2006	55,558	9,904	(101)	65,361
Net income	-	6,414	-	6,414
Other comprehensive income (loss):
Unrealized loss on interest rate swap,
net of $125 income tax	-	-	(183)	(183)
Reclassification adjustment for amounts
recognized in income, net of $3 income tax	-	-	4	4
Comprehensive income				6,235
Dividends ($.475 per share)	-	(5,332)	-	(5,332)
Issuance of common stock under
dividend reinvestment and
employee stock purchase plans	1,008	-	-	1,008
Balance, December 31, 2007	56,566	10,986	(280)	67,272
Net income	-	6,431	-	6,431
Other comprehensive income (loss):
Reclassification adjustment for unrealized loss
on interest rate swap to regulatory asset
net of $191 income tax	-	-	280	280
Comprehensive income				6,711
Dividends ($.489 per share)	-	(5,526)	-	(5,526)
Issuance of common stock under
dividend reinvestment, direct stock and
employee stock purchase plans	1,309	-	-	1,309
Balance, December 31, 2008	$57,875	$11,891	$-	$69,766

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Cash Flows
(In thousands of dollars, except per share amounts)

	Year Ended December 31
	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,431	$6,414	$6,091
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,622	3,227	2,522
Increase in deferred income taxes	1,911	1,143	1,496
Other	(166)	(71)	(115)
Changes in assets and liabilities:
Increase in accounts receivable, unbilled revenues and recoverable income taxes	(816)	(216)	(1,729)
(Increase) decrease in materials and supplies and prepaid expenses	105	(38)	(29)
Increase (decrease) in accounts payable, accrued expenses, regulatory
and other liabilities, and deferred employee benefits and credits	870	103	(1,161)
Increase (decrease) in accrued interest and taxes	221	(52)	111
Increase in regulatory and other assets	(651)	(470)	(70)
Net cash provided by operating activities	11,527	10,040	7,116

CASH FLOWS FROM INVESTING ACTIVITIES:
Utility plant additions, including debt portion of allowance for funds used during
construction of $427 in 2008, $127 in 2007 and $245 in 2006	(24,438)	(18,154)	(20,678)
Acquisitions of water systems	(259)	(896)	-
Decrease in notes receivable	74	858	255
Net cash used in investing activities	(24,623)	(18,192)	(20,423)

CASH FLOWS FROM FINANCING ACTIVITIES:
Customers' advances for construction and contributions in aid of construction	804	2,447	4,065
Repayments of customer advances	(1,489)	(1,469)	(1,465)
Proceeds of long-term debt issues	52,308	8,210	10,500
Debt issuance costs	(950)	-	(580)
Repayments of long-term debt	(36,460)	(40)	(39)
Borrowings (repayments) under short-term line of credit agreements	3,000	3,000	(7,292)
Changes in cash overdraft position	34	277	(753)
Issuance of common stock	1,309	1,008	13,543
Dividends paid	(5,460)	(5,281)	(4,672)
Net cash provided by financing activities	13,096	8,152	13,307

Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	$-	$-	$-

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$4,200	$3,970	$3,815
Income taxes	1,611	2,324	2,174

Supplemental schedule of non-cash investing and financing activities:
Accounts payable includes $950 in 2008, $2,311 in 2007 and $900 in 2006 for the construction of utility plant.
Accounts payable and other deferred credits includes $93 in 2008, $173 in 2007 and $239 in 2006 for the acquisition of water systems.
The change in notes receivable includes $473 in 2007 offset by like amounts of customer advances.
Contributions in aid of construction includes $51 in 2008 of contributed land.

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

Utility Plant and Depreciation

The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overhead and, for certain utility plant, allowance for funds used during construction.  Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation.  The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant.  At December 31, 2008 and 2007, utility plant includes a credit acquisition adjustment of $1,364 and $1,184, respectively.  The acquisition of Asbury Pointe water assets yielded a negative acquisition adjustment of $207.  The net acquisition adjustment is being amortized over the remaining life of the respective assets.  Amortization amounted to $27 in 2008, $28 in 2007 and $31 in 2006.

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

	December 31,		Approximate range
Utility Plant Asset Category	2008	2007	of remaining lives
Mains and accessories	$128,142	$111,500	13 – 84 years
Services, meters and hydrants	49,544	46,556	22 – 54 years
Operations structures, reservoirs and
water tanks	45,076	35,966	9 – 64 years
Pumping and purification equipment	8,436	7,951	6 – 25 years
Office, transportation and
operating equipment	9,151	8,676	3- 24 years
Land and other non-depreciable assets	2,821	2,771	-
Utility plant in service	243,170	213,420
Construction work in progress	3,443	10,118	-
Total Utility Plant	$246,613	$223,538

The effective rate of depreciation was 1.94% in 2008, 1.98% in 2007, and 1.72% in 2006 on average utility plant, net of customers' advances and contributions.  Larger depreciation provisions are deducted for tax purposes.

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

Regulatory assets and liabilities are comprised of the following:

	December 31,		Remaining Recovery
	2008	2007	Periods
Assets
Income taxes	$3,291	$2,809	Various
Postretirement benefits	9,764	4,323	10-20 years
Unrealized swap losses	2,037	-	1-21 years
Utility plant retirement costs	590	510	5 years
Rate case filing expenses	290	67	1 - 4 years
	$15,972	$7,709

Liabilities
Income taxes	$861	$860	1-50 years

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

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred which are expected to be recovered over a five-year period in rates, through depreciation expense.  Rate case filing expenses are deferred and amortized over a period of 1-4 years.

Beginning October 1, 2008, the Company began using regulatory accounting treatment to defer the mark-to-market unrealized gains and losses on its interest rate swap to reflect that the gain or loss is included in the ratemaking formula when the transaction actually settles.  The value of the swap as of the Balance Sheet date is recorded as part of other deferred credits.  Realized gains or losses on the swap are recorded as interest expense in the statement of income.  The deferred unrealized loss on the value of the interest rate swap of $2,037 as of December 31, 2008 is included as a Regulatory Asset for the first time in the Balance Sheet included herein.

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

Customers' Advances for Construction

Customer advances are cash payments from developers, municipalities, customers or builders for construction of utility plant, and are refundable upon completion of construction, as operating revenues are earned.  If the Company loaned funds for construction to the customer, the refund amount is credited to the note receivable rather than paid out in cash.  After all refunds to which the customer is entitled are made, any remaining balance is transferred to contributions in aid of construction.  From 1986 – 1996 when customer advances were taxable income to the Company, additional funds were collected from customers to cover the taxes.  Those funds were recorded as a liability within Customer Advances and are being amortized as deferred income over the tax life of the underlying assets.

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

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on interest rate swaps, are usually reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.  As of December 31, 2008, the Company is now using regulatory accounting for its unrealized gains and losses on its interest rate swap, and will no longer report comprehensive income for this item in the future.

Interest Rate Swap Agreement

The Company utilizes an interest rate swap agreement to convert a portion of its variable-rate debt to a fixed rate.  The Company had designated the interest rate swap agreement as a cash flow hedge.  Interest rate swaps are contracts in which a series of interest rate cash flows are exchanged over a prescribed period.  The notional amount on which the interest payments are based is not exchanged.  The interest rate swap agreement is classified as a financial derivative used for non-trading activities.

As a derivative, the interest rate swap is recorded on the balance sheet in other deferred credits at fair value.  Prior to October 1, 2008, the Company used hedge accounting to record its swap transactions.  The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument was initially reported as a component of other comprehensive income and subsequently reclassified into earnings as interest expense in the same period or periods during which the hedged transaction affected earnings.  The ineffective portion of the gain or loss on the derivative instrument was recognized in earnings.

Beginning October 1, 2008, the Company began using regulatory accounting treatment rather than hedge accounting to defer the unrealized gains and losses on its interest rate swap.  Instead of the effective portion being recorded as other comprehensive income and the ineffective portion being recognized in earnings, the entire unrealized swap value is now recorded as a regulatory asset.  Based on current ratemaking treatment, the Company expects the gains and losses to be recognized in rates and interest expense as the swap settlements occur.  This change in accounting treatment resulted in the reversal of $224 of long-term interest expense, $189 recorded in deferred income taxes and $277 recorded in accumulated other comprehensive income as of September 30, 2008.  During the twelve months ending December 31, 2009, the Company expects to reclassify $313 (before tax) from regulatory assets to interest expense.  This additional expense is expected to be partially offset by lower variable interest costs.

The interest rate swap will expire on October 1, 2029.

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

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets.  As of December 31, 2008 and 2007, deferred investment tax credits amounted to $967 and $1,005, respectively.

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the estimated cost of funds used for construction purposes during the period of construction.  These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed.  AFUDC includes the net cost of borrowed funds and a rate of return on other funds.  The PPUC approved rate of 10.04% was applied for 2007 and 2006.  We applied a blended rate in 2008 due to our partial use of tax-exempt financing for 2008 construction projects.  The tax-exempt borrowing rate of 6.00% was applied to those expenditures so financed, whereas the approved 10.04% rate was applied to the remainder of 2008 expenditures.  AFUDC is recovered through water rates as utility plant is depreciated.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

The Company had a book overdraft of $362 and $328 at December 31, 2008 and 2007, respectively.  The book overdraft represents outstanding checks and other items which had not cleared the bank as of the end of the period.  The overdraft is included in accounts payable on the balance sheet and the change in overdraft position is recorded as a financing activity on the statement of cash flows.

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

Reclassifications

Certain 2007 amounts have been reclassified to conform to the 2008 presentation.  Such reclassifications had no effect on the statement of income, statement of common stockholders’ equity and comprehensive income, or statement of cash flow category reporting.  Contributions in Aid of Construction were reclassified as a separate line within liabilities to be consistent with water industry practice.

As discussed above, the Company changed the accounting treatment for its interest rate swap.  For the years ended December 31, 2006 and December 31, 2007, and for the nine months ended September 30, 2008, the Company  accounted for the interest rate swap as a cash flow hedge.  As of October 1, 2008, management assessed the probability of collecting the unrealized gain or loss value of the swap in rates as the Company is currently reflecting the realized gain or loss as a component of interest expense in the statement of income.  This change in accounting treatment resulted in the reversal of $224 of long-term interest expense, $189 recorded in deferred income taxes and $277 recorded in accumulated other comprehensive income as of September 30, 2008.  Management determined that the amounts previously reported using the cash flow hedge method of accounting as of the years ended December 31, 2006 and December 31, 2007, and for each of the three quarters and periods ended March 31, 2008, June 30, 2008 and September 30, 2008 were not materially misstated.

Impact of Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements,” to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions.  SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price).  SFAS No. 157, as originally issued, was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  In February 2008, the FASB issued FSP FAS 157-2 which delayed the effective date, by one year, of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities with certain exceptions.  The Company adopted this standard for financial assets and liabilities in January 2008 and determined that it did not have a material impact on its financial position or results of operations at that time, but required additional disclosures with regard to its interest rate swap.  See Note 10 for additional information and disclosures.  The Company has reviewed its nonfinancial assets and liabilities for applicability and determined that this statement will not have a material impact on its results of operations or financial position.  In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active”  (FSP 157-3), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market.  FSP 157-3 was effective immediately and applied to our September 30, 2008 financial statements.  The application of the provisions of FSP 157-3 did not affect the Company’s results of operations or financial condition as of and for the periods ended September 30, 2008 and December 31, 2008.

In February 2007, the FASB issued SFAS No. 159, “Establishing the Fair Value Option for Financial Assets and Liabilities,” to permit all entities to choose to elect to measure eligible financial instruments at fair value.  The decision to elect the fair value option should be made on an instrument-by-instrument basis with certain exceptions.  If the fair value option is elected, an entity must report unrealized gains and losses in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred.  SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, “Fair Value Measurements.”  The Company elected not to apply the provisions of SFAS No. 159 for financial instruments not previously recorded at fair value.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.”  The statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This statement is effective for annual periods beginning after December 15, 2008.  The Company has reviewed this statement and determined that it would not have a material impact on its financial statements going forward.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.”  SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements and it requires consolidated net income to include amounts attributable to both the parent and noncontrolling interest.  This statement is effective for annual periods beginning after December 15, 2008.  This statement will not affect the Company’s financial statements as the Company does not have any subsidiaries.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.”  This standard requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions.  This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged, but not required.  The Company is currently researching the additional required disclosures with regard to its interest rate swap and plans to adopt this standard in the first quarter of 2009.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.”  This guidance identifies sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in accordance with U.S. generally accepted accounting principles (GAAP).  This statement is effective 60 days after the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to SAS No. 69.  This statement is not expected to have an impact on the Company’s financial statements.

In September 2008, the FASB ratified EITF Issue No. 08-5, “Issuer’s Accounting for Liabilities Measured at Fair Value With a Third-Party Credit Enhancement” (EITF 08-5).  EITF 08-5 provides guidance for measuring liabilities issued with an attached third-party credit enhancement (such as a guarantee).  It clarifies that the issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability.  EITF 08-5 is effective for the first reporting period beginning after December 15, 2008.  Earlier application is permitted.  The Company applied this pronouncement to its long-term debt issues which included bond insurance or letters of credit in calculating the fair market value of debt disclosed in footnote 10.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.”  This FSP amends SFAS 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009.  The Company is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

2.	Acquisitions

On January 5, 2007, the Company closed the acquisition of the water system of Abbottstown Borough which served approximately 400 customers in Adams County, Pennsylvania.  The purchase price of approximately $900 was less than the depreciated original cost of these assets.  The Company has recorded a negative acquisition adjustment of approximately $131 and is amortizing this credit over the remaining life of the acquired assets.  The purchase was funded through internally-generated funds and short-term borrowings.  The Company began serving the customers of Abbottstown Borough in January 2007.

On May 16, 2007, the Company announced that it had entered into an agreement to acquire the water system of West Manheim Township in York County, Pennsylvania.  This acquisition resulted in the addition of 1,800 customers at a purchase price of approximately $2,075.  The Company began serving the customers of West Manheim Township in December 2008 through an interconnection with its current distribution system.  Closing on this acquisition took place in January 2009.

On November 24, 2008 the Company completed the acquisition of the water facilities of Asbury Pointe Water Company in York County, Pennsylvania.  The Company acquired and is using Asbury Pointe’s distribution system through an interconnection with its current distribution system.  This acquisition resulted in the addition of approximately 250 customers and the purchase price was approximately $242, which is less than the depreciated original cost of the assets.  The Company recorded a negative acquisition adjustment of approximately $207 and will amortize it over the remaining life of the underlying assets.

The Company began to include the operating results of the acquired systems in its operating results on the acquisition dates.  The results have been immaterial to total company results.

3.	Income Taxes

The provisions for income taxes consist of:

	2008	2007	2006
Federal current	$1,157	$1,946	$1,295
State current	559	603	404
Federal deferred	1,954	1,170	1,507
State deferred	(3)	12	28
Federal investment tax credit, net of current utilization	(39)	(39)	(38)
Total income taxes	$3,628	$3,692	$3,196

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

	2008	2007	2006
Statutory Federal tax provision	$3,420	$3,436	$3,158
State income taxes, net of Federal benefit	367	407	285
Tax-exempt interest	(39)	(21)	(75)
Amortization of investment tax credit	(39)	(39)	(38)
Cash value of life insurance	(29)	(29)	(34)
Domestic production deduction	(62)	(73)	(42)
Other, net	10	11	(58)
Total income taxes	$3,628	$3,692	$3,196

The tax effects of temporary differences between book and tax balances that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of  December 31, 2008 and 2007 are summarized in the following table:

	2008	2007
Deferred tax assets:
Reserve for doubtful accounts	$79	$78
Deferred compensation	949	829
Customers' advances and contributions	152	201
Deferred taxes associated with the gross-up
of revenues necessary to return, in rates, the effect of temporary differences	81	70
Pensions	3,077	868
Unrealized loss on interest rate swap	-	191
Costs deducted for book, not for tax	78	59
Total deferred tax assets	4,416	2,296
Deferred tax liabilities:
Accelerated depreciation	17,958	15,707
Investment tax credit	574	597
Deferred taxes associated with the gross-up
of revenues necessary to recover, in rates, the effect of temporary differences	1,067	861
Tax effect of pension regulatory asset	3,964	1,755
Costs deducted for tax, not for book	269	208
Total deferred tax liabilities	23,832	19,128
Net deferred tax liability	$19,416	$16,832

Reflected on balance sheets as:
Current deferred tax asset	$(133)	$(132)
Noncurrent deferred tax liability	19,549	16,964
Net deferred tax liability	$19,416	$16,832

No valuation allowance is required for deferred tax assets as of December 31, 2008 and 2007.  In assessing the soundness of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

The Company adopted FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” in January 2007.  The Company determined that there were no uncertain tax positions meeting the recognition and measurement test of FIN No. 48 recorded in the years that remain open for review by taxing authorities.  The Federal income tax returns and the state income tax returns for the years 2005 through 2007 remain open.  The Company has not yet filed tax returns for 2008, but has not taken any new positions in its 2008 income tax provision.

The Company’s policy is to recognize interest and penalties related to income tax matters in other expenses.  The Company recorded interest and penalties of $5 for the year ended December 31, 2007.  There were no interest or penalties for the years ended December 31, 2008 and 2006.

4.	Long-Term Debt and Short-Term Borrowings

Long-term debt as of December 31, 2008 and 2007 is summarized in the following table:

	2008	2007
3.60% Industrial Development Authority Revenue
Refunding Bonds, Series 1994, due 2009	$2,700	$2,700
3.75% Industrial Development Authority Revenue
Refunding Bonds, Series 1995, due 2010	4,300	4,300
4.05% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2016	2,350	2,350
5.00% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2016	4,950	4,950
10.17% Senior Notes, Series A, due 2019	6,000	6,000
9.60% Senior Notes, Series B, due 2019	5,000	5,000
1.00% Pennvest Loan, due 2019	455	495
10.05% Senior Notes, Series C, due 2020	6,500	6,500
8.43% Senior Notes, Series D, due 2022	7,500	7,500
Variable Rate Pennsylvania Economic Development Financing
Authority Exempt Facilities Revenue Bonds, Series B, due 2029	-	12,000
Variable Rate Pennsylvania Economic Development Financing
Authority Exempt Facilities Revenue Bonds, Series A, due 2029	12,000	-
4.75% Industrial Development Authority Revenue
Bonds, Series 2006, due 2036	10,500	10,500
6.00% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2038	15,000	-
Committed Line of Credit, due 2010	9,098	8,210
Total long-term debt	86,353	70,505
Less current maturities	(2,741)	(12,040)
Long-term portion	$83,612	$58,465

Payments due by year:

2009	2010	2011	2012	2013
$2,741	$25,439	$41	$42	$42

Payments due in 2009 include the 3.6% Industrial Development Authority Revenue Refunding Bonds, Series 1994, which have a mandatory tender date of May 15, 2009.  The Company plans to meet its $2,700 obligation using funds available under its lines of credit or a potential equity transaction.

2010 payments include the payback of the committed line of credit.  The committed line of credit is reviewed annually, and upon favorable outcome, could be extended for another year.  Also included in payments due by period in 2010 are payments of $12,000 on the variable rate bonds (due 2029) which would only be payable if all of the bonds were tendered and could not be remarketed.

On May 7, 2008, the PEDFA issued $12,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series A of 2008 (York Water Company Project) (the “Series A Bonds”) for our benefit pursuant to the terms of a trust indenture, dated as of May 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee.  The PEDFA then loaned the proceeds of the offering of the Series A Bonds to us pursuant to a loan agreement, dated as of May 1, 2008, between us and the PEDFA.  The loan agreement provides for a $12,000 loan with a maturity date of October 1, 2029.  Amounts outstanding under the loan agreement are our direct general obligations.  The proceeds of the loan were used to redeem the PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 (the “2004 Series B Bonds”).  The 2004 Series B Bonds were redeemed because the bonds were tendered and could not be remarketed due to the downgrade of the bond insurer’s credit rating.

Borrowings under the loan agreement bear interest at a variable rate as determined by PNC Capital Markets, as remarketing agent, on a periodic basis elected by us.  We have currently elected that the interest rate be determined on a weekly basis.  The remarketing agent determines the interest rate based on then current market conditions in order to determine the lowest interest rate which would cause the Series A Bonds to have a market value equal to the principal amount thereof plus accrued interest thereon.  The variable interest rate under the loan agreement averaged 2.22% in 2008.  As of December 31, 2008, the interest rate was 1.28%.

The holders of the $12,000 variable rate PEDFA Series A Bonds may tender their bonds at any time.  When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture.  In order to keep variable interest rates down and to enhance the marketability of the Series A Bonds, the Company entered into a Reimbursement, Credit and Security Agreement with PNC Bank, National Association (“the bank”) dated as of May 1, 2008.  This agreement provides for a three-year direct pay letter of credit issued by the bank to the trustee for the Series A Bonds.  The bank is responsible for providing the trustee with funds for the timely payment of the principal and interest on the Series A Bonds and for the purchase price of the Series A Bonds that have been tendered or deemed tendered for purchase and have not been remarketed.  The Company’s responsibility is to reimburse the bank the same day as regular interest payments are made, and within fourteen months for the purchase price of tendered bonds that have not been remarketed.  The reimbursement period for the principal is immediate at maturity, upon default by the Company, or if the Bank does not renew the Letter of Credit.  The Letter of Credit is a three-year agreement with a one-year extension evaluated annually.

The Company may elect to have the Series A Bonds redeemed, in whole or in part, on any date that interest is payable for a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date of redemption. The Series A Bonds are also subject to mandatory redemption for the same redemption price in the event that the Internal Revenue Service determines that the interest payable on the Series A Bonds is includable in gross income of the holders of the bonds for federal tax purposes.

In connection with the issuance of the PEDFA 2004 Series B Bonds, the Company entered into an interest rate swap agreement with a counterparty, in the notional principal amount of $12,000.  We elected to retain the swap agreement for the PEDFA Series A Bonds of 2008.  Interest rate swap agreements derive their value from underlying interest rates.  These transactions involve both credit and market risk.  The notional amounts are amounts on which calculations, payments, and the value of the derivative are based.  Notional amounts do not represent direct credit exposure.  Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any.  Such difference, which represents the fair value of the swap, is reflected on the Company’s balance sheet.  See Note 10 for additional information regarding the fair value of the swap.

Our interest rate swap agreement provides that we pay the counterparty a fixed interest rate of 3.16% on the notional amount of $12,000. In exchange, the counterparty pays us a floating interest rate (based on 59% of the U.S. Dollar one-month LIBOR rate) on the notional amount.  The floating interest rate paid to us is intended, over the term of the swap, to approximate the variable interest rate on the loan agreement and the interest rate paid to bondholders, thereby managing our exposure to fluctuations in prevailing interest rates.  As of December 31, 2008, there was a spread of 62 basis points which equated to an effective rate of 3.78% (including variable interest and swap payments).  The interest rate swap will terminate on the maturity date of the 2008 Series A Bonds (which is the same date as the maturity date of the loan under the loan agreement), unless sooner terminated pursuant to its terms.  In the event the interest rate swap terminates prior to the maturity date of the 2008 Series A Bonds, either we or the swap counterparty may be required to make a termination payment to the other based on market conditions at such time.  Notwithstanding the terms of the swap agreement, we are ultimately obligated for all amounts due and payable under the loan agreement.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparty.  The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect the counterparty to default on its obligations.

On October 15, 2008, the PEDFA issued $15,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series B of 2008 (The York Water Company Project) (the “2008 Series B Bonds”) for our benefit pursuant to the terms of a trust indenture, dated as of October 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee.  The PEDFA then loaned the proceeds of the offering of the 2008 Series B Bonds to us pursuant to a loan agreement, dated as of October 1, 2008, between the Company and the PEDFA.  The loan agreement provides for a $15,000 loan bearing interest at a rate of 6.00% with a maturity date of November 1, 2038.  Amounts outstanding under the loan agreement are the Company’s direct general obligations.  The proceeds of the loan, net of issuance costs, were used to pay down a portion of the Company’s short-term borrowings incurred for capital improvements, replacements and equipment for the Company’s water system.  The 2008 Series B Bonds are subject to redemption at the direction of the Company, in whole or in part at any time on or after November 1, 2013.  In addition, other special redemption requirements may apply as defined in the loan agreement.

The terms of the debt agreements carry certain covenants and limit in some cases the Company's ability to borrow additional funds, to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock.  Under the terms of the most restrictive agreements, the Company cannot borrow in excess of 60% of its utility plant, and cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500 plus net income since that date.  As of December 31, 2008, none of the earnings retained in the business are restricted under these provisions.  Our 1.00% Pennvest Loan is secured by $800 of receivables.  Other than this loan, our debt is unsecured.

As of December 31, 2008, the Company maintained unsecured lines of credit aggregating $24,500 with two banks.  Loans granted up to $20,500 under these lines bear interest based on LIBOR plus 0.70%.  The remaining $4,000 bears interest at 4.00% or LIBOR plus 0.70%, whichever is greater.  One line of credit, amounting to $7,500 is payable upon demand.  The Company had $6,000 outstanding under this line as of December 31, 2008 and $3,000 outstanding as of December 31, 2007.  The second line includes a $4,000 portion which is payable on demand, and a $13,000 committed portion with a revolving 2-year maturity.  As of December 31, 2008, $9,098 was outstanding under the committed portion and none was outstanding under the on-demand portion.  As of December 31, 2007, $8,210 was outstanding under the committed portion and none was outstanding under the on-demand portion.  The weighted average interest rate on line of credit borrowings as of December 31, 2008 was 2.32% compared to 5.62% as of December 31, 2007.  The Company is not required to maintain compensating balances on its lines of credit.

Average borrowings outstanding under our lines of credit were $16,128 in 2008 and $3,897 in 2007.  The average cost of borrowings under both lines during 2008 and 2007 was 3.61% and 5.96%, respectively.

In January 2009, we increased our $7,500 line of credit to $11,000.  In addition, this line of credit became a committed facility rather than payable on demand and requires a $500 compensating balance.  The interest rate increased from LIBOR plus 0.70% to LIBOR plus 1.50%.

5.	Common Stock and Earnings Per Share

Earnings per share are based upon the weighted average number of shares outstanding of 11,298,215 in 2008, 11,225,822 in 2007 and 10,475,173 in 2006.  The Company does not have dilutive securities outstanding.

Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation.  The purchase price is 95% of the fair market value (as defined).  Shares issued during 2008, 2007 and 2006 were 6,841, 5,398 and 5,747, respectively.  As of December 31, 2008, 51,688 authorized shares remain unissued under the plan.

In June 2008, the Company modified its Dividend Reinvestment Plan to include direct stock purchase and sale options.  These options are subject to certain restrictions and are available to both current shareholders and the general public.  Purchases are made weekly at 100% of the stock’s fair market value, as defined in the Prospectus contained in Amendment No. 1 to Securities and Exchange Commission Form S-3, filed by the Company on June 26, 2008.  As of December 31, 2008, $295 in equity proceeds had been realized.

Under the optional dividend reinvestment portion of the plan, holders of the Company's common stock may purchase additional shares instead of receiving cash dividends.  The purchase price is 95% of the fair market value (as defined).  Shares issued under the newly titled Dividend Reinvestment and Direct Stock Purchase and Sale Plan, during 2008, 2007, and 2006 were 95,484, 58,406 and 55,695, respectively.  As of December 31, 2008, 870,135 authorized shares remain unissued under the plan.

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

The Company maintains two defined benefit pension plans covering substantially all of its employees.  The benefits are based upon years of service and compensation over the last five years of service.  The Company's funding policy is to contribute annually the amount permitted by the PPUC to be collected from customers in rates, but in no case less than the minimum Employee Retirement Income Security Act (ERISA) required contribution.

The following table sets forth the plans' funded status as of December 31, 2008 and 2007.  The measurement of assets and obligations of the plans is as of December 31, 2008 and 2007.

Obligations and Funded Status At December 31	2008	2007
Change in Benefit Obligation
Pension benefit obligation beginning of year	$19,220	$19,620
Service cost	617	724
Interest cost	1,209	1,150
Plan amendments	-	81
Actuarial (gain) loss	1,185	(1,540)
Benefit payments	(949)	(815)
Pension benefit obligation end of year	21,282	19,220
Change in Plan Assets
Fair value of plan assets beginning of year	17,082	15,725
Actual return on plan assets	(3,327)	1,372
Employer contributions	896	800
Benefits paid	(949)	(815)
Fair value of plan assets end of year	13,702	17,082

Funded status of plans at end of year	$(7,580)	$(2,138)

SFAS No. 158 requires that the funded status of defined benefit pension plans be fully recognized in the balance sheet.  SFAS No. 158 also calls for the unrecognized actuarial gain or loss, the unrecognized prior service cost and the unrecognized transition costs which were previously netted with the funded status in a liability account, to be adjustments to shareholders’ equity (accumulated other comprehensive income).  Due to a rate order granted by the PPUC, the Company is permitted under SFAS 71 to defer the charges to accumulated other comprehensive income as a regulatory asset.  We believe these costs will be recovered in future rates charged to customers.

Changes in plan assets and benefit obligations recognized in regulatory assets are as follows:

	2008	2007
Net actuarial loss arising during the period	$5,703	$(1,815)
Recognized actuarial loss	(12)	(107)
Prior service cost arising during the period	-	82
Recognized prior service cost	(17)	(265)
Total changes in regulatory asset during the year	$5,674	$(2,105)

Amounts recognized in regulatory assets that have not yet been recognized as components of net periodic benefit cost consist of the following at December 31:

	2008	2007
Net actuarial loss	$7,126	$1,434
Prior service cost	137	155
Regulatory asset	$7,263	$1,589

Components of Net Periodic Benefit Cost are as follows:

	2008	2007	2006
Service cost	$617	$724	$685
Interest cost	1,209	1,150	1,059
Expected return on plan assets	(1,192)	(1,097)	(982)
Amortization of loss	12	107	225
Amortization of prior service cost	17	265	268
Rate-regulated adjustment	233	(349)	(703)
Net periodic benefit cost	$896	$800	$552

The rate-regulated adjustment set forth above is required in order to reflect pension expense for the Company in accordance with the method used in establishing water rates.  The Company is permitted by rate order of the PPUC to expense pension costs to the extent of contributions and defer the remaining expense to regulatory assets to be collected in rates at a later date as additional contributions are made.  During 2008, the deferral was reduced by $233.

The estimated costs for the defined benefit pension plans relating to the December 31, 2008 balance sheet that will be amortized from regulatory assets into net periodic benefit cost over the next fiscal year are $353.  The Company plans to contribute $1,218 to the plans in 2009.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in each of the next five years and the subsequent five years in the aggregate:

2009	2010	2011	2012	2013	2014-2018
$1,081	$1,089	$1,067	$1,068	$1,113	$7,359

The accumulated benefit obligation for both defined benefit pension plans was $18,141and $16,517 at December 31, 2008 and 2007, respectively.  The following table shows the accumulated benefit obligation, the projected benefit obligation and the fair value of plan assets for each plan:

	General and Administrative Plan		Union-Represented Plan
	2008	2007	2008	2007
Accumulated benefit obligation	$11,612	$10,557	$6,529	$5,960
Projected benefit obligation	13,769	12,449	7,513	6,771
Fair value of plan assets	8,484	10,527	5,218	6,555

Weighted-average assumptions used to determine benefit obligations at December 31:

	2008	2007
Discount rate	6.00%	6.50%
Rate of compensation increase	4.00 - 5.00%	4.00 - 5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2008	2007	2006
Discount rate	6.50%	5.90%	5.50%
Expected long-term return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	4.00 - 5.00%	5.00%	5.00%

The selected long-term rate of return on plan assets (7.0%) was primarily based on the asset allocation of the Plan's assets (approximately 50% to 70% equity securities and 30% to 50% fixed income securities).  Analysis of the historic returns of these asset classes and projections of expected future returns were considered in setting the long-term rate of return.

The Company's pension plans' weighted-average asset allocations at December 31, 2008 and 2007, by asset category are as follows:

	Plan Assets at December 31
	2008	2007
Asset Category
Equity securities	48%	61%
Fixed income securities	40%	35%
Cash equivalents	12%	4%
Total	100%	100%

The investment objective of the Company's defined benefit pension plans is that of Balanced Growth.  Our weighted-average target asset allocations are 50% to 70% equity securities, 30% to 50% fixed income securities and 0% to 10% reserves (cash equivalents).  Our investment performance objectives are to exceed the annual rate of inflation as measured by the Consumer Price Index by 3%, and to exceed the annualized total return of specified benchmarks applicable to the funds within the asset categories.

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

Further guidelines for debt securities include: (1) fixed income holdings in a single issuer are limited to 5% of the portfolio; (2) acceptable investments include money market securities, U.S. Government and its agencies and sponsored entities' securities, mortgage-backed and asset-backed securities, corporate securities and mutual funds offering high yield bond portfolios; (3) purchases must be limited to investment grade or higher; (4) non-U.S. dollar denominated securities are not permissible; and (5) high risk derivatives are prohibited.

Equity securities include the York Water Company Common Stock in the amounts of $234 (1.7% of total plan assets) and $299 (1.8% of total plan assets) at December 31, 2008 and 2007, respectively.

The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code.  The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 70% of the participant's contribution, up to a maximum annual Company contribution of $2 for each employee.  The Company's contributions to the plan amounted to $168 in 2008, $171 in 2007, and $139 in 2006.

The Company has non-qualified deferred compensation and supplemental retirement agreements with certain members of senior management. The future commitments under these arrangements are offset by corporate-owned life insurance policies.  At December 31, 2008 and 2007, the present value of the future obligations was approximately $2,342 and $2,000, respectively.  The insurance policies included in other assets had a total cash value of approximately $3,092 and $2,900, respectively, at December 31, 2008 and 2007.  The Company’s expenses under the plans amounted to $490 in 2008, $11 in 2007 and $11 in 2006.

7.	Rate Increases

The Company increased rates as approved by the PPUC in September 2006 (9.2%).  The new rates became effective September 15, 2006 and were designed to produce approximately $2,600 in additional annual operating revenues.  The Company subsequently increased rates as approved by the PPUC in October 2008 (17.9%).  The new rates became effective October 9, 2008 and were designed to produce approximately $5,950 in additional annual operating revenues.  The Company does not expect to file a base rate increase request in 2009.

8.	Notes Receivable and Customers' Advances for Construction

The Company has agreements with three municipalities to extend water service into previously formed water districts.  The Company loaned funds to the municipalities to cover the costs related to the projects.  The municipalities concurrently advanced these funds back to the Company in the form of customers' advances for construction.  The municipalities are required by enacted ordinances to charge application fees and water revenue surcharges (fees) to customers connected to the system, which are remitted to the Company.  The note principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made.  There is no due date for the notes or expiration date for the advances.

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

The Company has recorded interest income of $114 in 2008, $62 in 2007 and $220 in 2006.  Interest rates on the notes outstanding at December 31, 2008 vary from 6.75% to 7.5%.

Included in the accompanying balance sheets at December 31, 2008 and 2007 were the following amounts related to these projects.

	2008	2007
Notes receivable, including interest	$536	$610
Customers' advances for construction	1,047	1,079

The Company has other customers' advances for construction totaling $17,211 and $20,742 at December 31, 2008 and 2007, respectively.

9.	Commitments

Based on its capital budget, the Company plans to spend approximately $18,594 in 2009 and $22,345 in 2010 on construction.  These capital expenditures are net of amounts financed by customer advances.  The Company plans to finance ongoing capital expenditures with internally-generated funds, borrowings against the Company’s lines of credit, proceeds from the issuance of common stock under its dividend reinvestment and direct stock purchase and sale plan and ESPP, potential common stock or debt issues and the distribution surcharge allowed by the PPUC.  The distribution surcharge allows the Company to add a charge to customers’ bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

As of December 31, 2008, the Company had remaining capital commitments with regard to the West Manheim Township acquisition and a new Thomasville Standpipe.  None of the total committed of approximately $2,989, was paid as of December 31, 2008.

As of December 31, 2008, the Company employed 110 full time people, 41 under union contract.  The current contract was ratified during 2007 and expires on April 30, 2010.

The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning water service and other matters.  The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position, results of operations and cash flows.

10.	Fair Value of Financial Instruments

The Company partially adopted Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements,” in January, 2008.  SFAS No. 157 establishes a fair value hierarchy which indicates the extent to which inputs used in measuring fair value are observable in the market.  Level 1 inputs include quoted prices for identical instruments and are the most observable.  Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, commodity rates and yield curves.  Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing the asset or liability.

The Company has recorded its interest rate swap liability at fair value in accordance with SFAS No. 157.  The liability is recorded under the caption “Other deferred credits” on the balance sheet.  The table below illustrates the fair value of the interest rate swap as of the end of the reporting period.

($ in 000s)		Fair Value Measurements at Reporting Date Using
Description	December 31, 2008	Significant Other Observable Inputs (Level 2)
Interest Rate Swap	$2,037	$2,037

Fair values are measured as the present value of all expected future cash flows based on the LIBOR-based swap yield curve as of the date of the valuation.  These inputs to this calculation are deemed to be level 2 inputs.  The balance sheet carrying value reflects the credit quality of York Water.  That is, the Company used a rate of 7.4 percent in discounting all prospective cash flows anticipated to be made under this swap.  This rate reflects a representation of the yield to maturity for 30-year debt on utilities rated A- as of December 31, 2008.  The use of the Company’s credit quality resulted in a reduction in the swap liability of $947.  The fair value of the swap was a loss of $473 as of December 31, 2007 which reflects the estimated amounts that the Company would pay to terminate the contract.

The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented.  The Company's long-term debt, with a carrying value of $86,353 at December 31, 2008, and $70,505 at December 31, 2007, had an estimated fair value of approximately $89,000 and $80,000 in 2008 and 2007, respectively.  The 2008 estimated fair value of debt was calculated in accordance with SFAS No.  157, using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration and risk profile.  The Company considered its A- credit rating in determining the yield curve, and in accordance with EITF 08-5, did not factor in third party credit enhancements including bond insurance on the 2004 PEDFA Series A and 2006 Industrial Development Authority issues, and the letter of credit on the 2008 PEDFA Series A issue.  The weighted average rates used to calculate the 2007 estimated fair value were based on a multiple of the 2, 5, 10, 15 and 30-year Municipal Bond yields which ranged from 3.10% to 5.76%.

The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2008 of $18,258 and $536, respectively.  At December 31, 2007, customers’ advances for construction and notes receivable had carrying values of $21,821 and $610, respectively.  The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

11.	Taxes Other than Income Taxes

The following table provides the components of taxes other than income taxes:

	2008	2007	2006
Regulatory Assessment	$194	$170	$152
Property	266	214	308
Payroll, net of amounts capitalized	421	411	374
Capital Stock	155	146	245
Other	2	2	3
Total taxes other than income taxes	$1,038	$943	$1,082

12.	Shareholder Rights Plan

On January 24, 2009, the Company entered into a Shareholder Rights Agreement with American Stock Transfer and Trust Company, LLC designed to protect the Company's shareholders in the event of an unsolicited, unfair offer to acquire the Company.  This plan replaced the previous Shareholder Rights Plan which expired on January 24, 2009.  Each outstanding common share is entitled to one Right, which is evidenced by the common share certificate.  In the event any person acquires 20% or more of the outstanding common shares or commences a tender or exchange offer which, if consummated, would result in a person owning 20% or more of the outstanding common shares, the Rights will begin to trade independently from the common shares, and would entitle the holder to purchase the Company’s common shares at a substantial discount from the market price.  If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, the Rights will entitle the holder to acquire shares of the acquiring company at a substantial discount from the market price.  The Rights are redeemable by the Company at a redemption price of $0.01 per Right at any time before the Rights become exercisable.  The Rights will expire on January 24, 2019, unless redeemed prior to such date.

13.	Selected Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth	Year
2008
Water operating revenue	$7,506	$7,862	$8,566	$8,904	$32,838
Water operating income	2,992	3,397	4,025	4,330	14,744
Net income *	1,206	1,520	1,740	1,965	6,431
Basic earnings per share	.11	.13	.15	.18	.57
Dividends per share	.121	.121	.121	.126	.489
2007
Water operating revenue	$7,385	$7,962	$8,280	$7,806	$31,433
Water operating income	3,192	3,603	3,914	3,455	14,164
Net income	1,326	1,661	1,757	1,670	6,414
Basic earnings per share	.12	.15	.15	.15	.57
Dividends per share	.118	.118	.118	.121	.475

*Fourth quarter net income includes $224 ($133 after tax) which resulted from the reversal of third quarter unrealized swap losses which are now part of regulatory assets.

Back to Form 10-K