Form 10-K, Exhibit 13
period 2009-12-31
YORK WATER CO
filed 2010-03-11
CIK 108985

EXHIBIT 13

The York Water Company – 2009 Annual Report

  Back to 10-K

Highlights of Our 194th Year
(In thousands of dollars, except per share amounts)

	Summary of Operations
For the Year	2009	2008	2007	2006	2005

Water operating revenue	$37,043	$32,838	$31,433	$28,658	$26,805
Operating expenses *	19,655	18,158	17,333	15,754	14,049
Operating income *	17,388	14,680	14,100	12,904	12,756
Interest expense	4,780	4,112	3,916	3,727	3,423
Other income (expenses), net *	(517)	(509)	(78)	110	(117)
Income before income taxes	12,091	10,059	10,106	9,287	9,216
Income taxes	4,579	3,628	3,692	3,196	3,383
Net income	$ 7,512	$ 6,431	$ 6,414	$ 6,091	$ 5,833

Per Share of Common Stock
Book value	$6.92	$6.14	$5.97	$5.84	$4.85
Basic earnings per share	0.64	0.57	0.57	0.58	0.56
Dividends declared per share	0.506	0.489	0.475	0.454	0.424
Weighted average number of shares
outstanding during the year	11,695,155	11,298,215	11,225,822	10,475,173	10,359,374

Utility Plant
Original cost,
net of acquisition adjustments	$259,839	$245,249	$222,354	$202,020	$181,756
Construction expenditures	12,535	24,438	18,154	20,678	15,562

Other
Total assets	$248,837	$240,442	$210,969	$196,064	$172,296
Long-term debt
including current maturities	77,568	86,353	70,505	62,335	51,874

*Certain prior year amounts have been reclassified to conform to the 2009 presentation.

For Management's Discussion and Analysis of Financial Condition and Results of Operations, please refer to page 4.

Shareholder Information
Market for Common Stock and Dividends

The common stock of The York Water Company is traded on the NASDAQ Global Select Market (Symbol “YORW”).  Quarterly price ranges and cash dividends per share for the last two years follow:

	2009			2008
	High	Low	Dividend*	High	Low	Dividend*
1st Quarter	$13.50	$9.74	$0.126	$16.28	$14.19	$0.121
2nd Quarter	16.26	11.75	0.126	16.50	14.51	0.121
3rd Quarter	17.95	13.75	0.126	15.00	6.23	0.121
4th Quarter	15.24	13.65	0.128	13.31	10.25	0.126

*Cash dividends per share reflect dividends declared at each dividend date.

Prices listed in the above table are sales prices as listed on the NASDAQ Global Select Market.  Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2009 numbered approximately 1,516.

Performance Graph

The following line graph presents the annual and cumulative total shareholder return for The York Water Company Common Stock over a five-year period from 2004 through 2009, based on the market price of the Common Stock and assuming reinvestment of dividends, compared with the cumulative total shareholder return of companies in the S&P 500 Index and a peer group made up of publicly traded water utilities, also assuming reinvestment of dividends.  The peer group companies include:  American States, Aqua America, Artesian Resources, California Water Service, Connecticut Water Service, Middlesex Water, Pennichuck Corporation, San Jose Water and Southwest Water.

	2004	2005	2006	2007	2008	2009
The York Water Company	100.00	136.99	145.72	129.93	105.04	130.61
S&P 500 Index	100.00	103.00	117.03	121.16	74.53	92.01
Peer Group*	100.00	130.35	130.39	125.63	121.40	111.79

*ARTNA, AWR, CTWS, CWT, MSEX, PNNW, SJW, SWWC, WTR
Source: FactSet Research Systems Inc.

Dividend Policy

Dividends on the Company's common stock are declared by the Board of Directors and are normally paid in January, April, July and October.  Dividends are paid based on shares outstanding as of the stated record date, which is ordinarily the last day of the calendar month immediately preceding the dividend payment.

The dividend paid on the Company’s common stock on January 15, 2010 was the 556th consecutive dividend paid by the Company.  The Company has paid consecutive dividends for its entire history, since 1816.  The policy of our Board of Directors is currently to pay cash dividends on a quarterly basis.  The dividend rate has been increased annually for thirteen consecutive years.  The Company’s Board of Directors declared dividend number 557 in the amount of $0.128 per share at its January 2010 meeting.  The dividend is payable on April 15, 2010 to shareholders of record as of February 26, 2010.  Future cash dividends will be dependent upon the Company’s earnings, financial condition, capital demands and other factors and will be determined by the Company’s Board of Directors.  See Note 4 to the Company’s financial statements included herein for restrictions on dividend payments.

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

The Annual Report as well as reports filed with the SEC and other information about the Company can also be found on the Company's website at: www.yorkwater.com.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
(In thousands of dollars, except per share amounts)

Forward-looking Statements

This Annual Report contains certain matters which are not historical facts, but which are forward-looking statements.  Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements.  The Company intends these forward-looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include certain information relating to the Company's business strategy; statements including, but not limited to:

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

The forward-looking statements in this Annual Report reflect what the Company currently anticipates will happen.  What actually happens could differ materially from what it currently anticipates will happen.  The Company does not intend to make any public announcement when forward-looking statements in this Annual Report are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.  Important matters that may affect what will actually happen include, but are not limited to:

•	changes in weather, including drought conditions;
•	levels of rate relief granted;
•	the level of commercial and industrial business activity within the Company's service territory;
•	construction of new housing within the Company's service territory and increases in population;
•	changes in government policies or regulations;
•	the ability to obtain permits for expansion projects;
•	material changes in demand from customers, including the impact of conservation efforts which may impact the demand of customers for water;
•	changes in economic and business conditions, including interest rates, which are less favorable than expected;
•	the ability to obtain financing; and
•	other matters set forth in Item 1A, “Risk Factors,” of the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

Overview

The Company is the oldest investor-owned water utility in the United States and is duly organized under the laws of the Commonwealth of Pennsylvania.  The Company has operated continuously since 1816.  The business of the Company is to impound, purify to meet or exceed safe drinking water standards and distribute water.  The Company operates within its franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania.  The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory, debt and equity financing and rate setting.  The Company must obtain PPUC approval before changing any practices associated with the aforementioned areas.  Water service is supplied through the Company's own distribution system.  The Company obtains its water supply from both the South Branch and East Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day.  This combined watershed area is approximately 117 square miles.  The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water.  The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of untreated water per day.  As of December 31, 2009, the Company's average daily availability was 35.0 million gallons, and daily consumption was approximately 18.2 million gallons.  The Company's service territory had an estimated population of 180,000 as of December 31, 2009.  Industry within the Company's service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, laundry detergent, barbells and motorcycles.

The Company's business is somewhat dependent on weather conditions, particularly the amount of rainfall.  Revenues are particularly vulnerable to weather conditions in the summer months.  Prolonged periods of hot and dry weather generally cause increased water usage for watering lawns, washing cars, and keeping golf courses and sports fields irrigated.  Conversely, prolonged periods of dry weather could lead to drought restrictions from governmental authorities.  Despite the Company's adequate water supply, customers may be required to cut back water usage under such drought restrictions which would negatively impact our revenues.  The Company has addressed some of this vulnerability by instituting minimum customer charges which are intended to cover fixed costs of operations under all likely weather conditions.  In 2009, reduced water consumption, rainfall patterns and a sluggish economy have combined to reduce per capita consumption by industrial, commercial and residential customers by approximately 5.7% compared to 2008.  If this downward trend continues, the Company's revenues would be diminished in the short term, making timely and adequate rate filings even more important.

The Company's business does not require large amounts of working capital and is not dependent on any single customer or a very few customers for a material portion of its business.  In 2009, operating revenue was derived from the following sources and in the following percentages: residential, 63%; commercial and industrial, 29%; and other, 8%, which is primarily from the provision for fire service.  Increases in revenues are generally dependent on the Company's ability to obtain rate increases from regulatory authorities in a timely manner and in adequate amounts and to increase volumes of water sold through increased consumption and increases in the number of customers served.  The Company continuously looks for acquisition and expansion opportunities both within and outside its current service territory.  The Company also looks for additional opportunities to enter into bulk water contracts with municipalities and other entities to supply water.

During the five-year period ended December 31, 2009, the Company has maintained an increasing growth in the number of customers and distribution facilities as demonstrated by the following chart:

	2009	2008	2007	2006	2005
Average daily consumption (gallons per day)	18,233,000	18,298,000	19,058,000	18,769,000	18,657,000
Miles of mains at year-end	938	884	845	817	786
Additional distribution mains installed/acquired (ft.)	286,326	206,140	147,803	159,330	212,702
Number of customers at year-end	62,186	61,527	58,890	57,578	55,731
Population served at year-end	180,000	176,000	171,000	166,000	161,000

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

The Company's 2009 performance was strong under most of the above measures.  Effective October 9, 2008, the PPUC authorized an increase in rates which allowed the Company to recover some of the increasing expenses and offset some of the declining per capita water usage by our customers.  In 2009, we issued 1,070,000 additional shares of common stock through an underwritten public offering.  Despite an increase in net income in 2009 over 2008 of 16.8%, return on equity on year end common equity fell due to dilution.

The efficiency ratio, which is calculated as net income divided by revenues, is used by management to evaluate its ability to keep expenses in line.  Over the five previous years, our ratio averaged 21.3%.  In 2009, the ratio fell slightly to 20.3% due to reduced per capita water usage by our customers which caused water usage revenues to decline, but not expenses, and increased expenses, some of which had not yet been included in rates charged to customers.  Despite the reduction in the efficiency ratio, management is confident that our ratio will again exceed that of our peers. Management continues to look for ways to decrease expenses and increase efficiency as well as to file for rate increases promptly when needed.

Results of Operations

2009 Compared with 2008

Net income for 2009 was $7,512, an increase of $1,081, or 16.8%, from net income of $6,431 for 2008.  The primary contributing factors to the increase in net income were higher water revenues which were partially offset by increased depreciation, higher pension cost, reduced interest capitalized, increased interest expense on debt and higher salary and wage expense.

Water operating revenues for the year increased $4,205, or 12.8%, from $32,838 for 2008 to $37,043 for 2009.  The primary reasons for the increase in revenues were a rate increase of 17.9% effective October 9, 2008 and growth in the customer base.  The average number of customers served in 2009 increased as compared to 2008 by 2,414 customers, from 59,483 to 61,897 customers.  Approximately 2,050 of the additional customers were due to the Asbury Pointe and West Manheim acquisitions.  Despite this increase in customers, the total per capita volume of water sold in 2009 decreased compared to 2008 by approximately 5.7%.  The largest decline occurred in the industrial category followed by the commercial and residential categories.  The reduction is attributed to, among other things, a sluggish economy and rainfall patterns.  The Company expects revenues to remain consistent as the impact of new customers is expected to be offset by the decline in per capita consumption.  Drought warnings or restrictions as well as regulatory actions could impact results.

Operating expenses for the year increased $1,497, or 8.2%, from $18,158 for 2008 to $19,655 for 2009.  The increase was primarily due to higher depreciation of $790 due to increased plant investment, increased pension expense of $487, higher salary and wage expense of $229 due mainly to the increased vacation accrual discussed in Note 1 (Reclassifications) and higher distribution system maintenance expense, chemical expense, power costs, rate case expense, provision for doubtful accounts, banking fees, realty taxes and other expenses aggregating approximately $482.  The increase was partially offset by reduced health insurance costs, increased capitalized overhead, lower transportation expenses and reduced software support and legal expenses aggregating approximately $491.  Depreciation expenses are expected to continue to rise due to investment in plant and other operating expenses are expected to increase at a moderate rate as costs to serve customers and to extend our distribution system continue to rise.

Interest on debt for 2009 increased $231, or 4.9%, from $4,759 for 2008 to $4,990 for 2009.  Interest on the Company's long-term debt increased by $706 due to an increase in the amount of long-term debt outstanding from new debt issued on October 15, 2008 in the aggregate principal amount of $15,000 at an interest rate of 6%.  The increased expenses were partially offset by lower interest on the $12,000 variable rate bonds of approximately $69 due to lower variable interest rates.  Interest on the Company's lines of credit decreased by $346 due to lower interest rates.  The average interest rate on the lines of credit was 1.41% for 2009 compared to 3.61% for 2008.  The average debt outstanding under the lines of credit was $16,848 for 2009 and $16,128 for 2008.  Other long-term interest decreased $60.

Allowance for funds used during construction decreased $437, from $647 for 2008 to $210 in 2009, due to a lower volume of eligible construction.  Eligible 2008 construction expenditures included an investment in a large water treatment replacement and expansion project and a main extension to West Manheim Township that was placed in service in December, 2008.

Other income (expenses), net for 2009 reflects increased expenses of $8 as compared to 2008.  The increase was primarily due to increased charitable contributions, higher debt cost amortization and other expenses which were partially offset by reduced retirement expenses.

Income taxes for 2009 increased by $951, or 26.2%, compared to 2008, primarily due to an increase in taxable income.  The Company's effective tax rate was 37.9% in 2009 and 36.1% in 2008.  The increase in the effective tax rate was due to taxable gains on the surrender of life insurance policies and bonus depreciation initially being taxable for state tax purposes.

2008 Compared with 2007

Net income for 2008 was $6,431, an increase of $17, or 0.3%, from net income of $6,414 for 2007.  The primary contributing factors to the increase in net income were higher water operating revenues partially offset by increased operating and retirement expenses.

Water operating revenues for the year increased $1,405, or 4.5%, from $31,433 for 2007 to $32,838 for 2008.  The primary reasons for the increase in revenues were a rate increase effective October 9, 2008, an increased distribution surcharge through the first three quarters and growth in the customer base.  The average number of customers served in 2008 increased as compared to 2007 by 993 customers, from 58,490 to 59,483 customers due to growth in the Company's service territory.  The total number of customers added during the year was approximately 2,600 with approximately 250 of those customers added in November due to the Asbury Pointe acquisition and approximately 1,800 customers added in December due to the West Manheim acquisition.  Despite this increase in customers, the total per capita volume of water sold in 2008 decreased compared to 2007 by approximately 4.1%.  Reduced consumption is attributed to a sluggish economy and increased rainfall.

Operating expenses for the year increased $825, or 4.8%, from $17,333 for 2007 to $18,158 for 2008.  Higher depreciation expense of approximately $395 due to increased plant investment, increased health insurance costs of approximately $136, higher banking fees of approximately $103 related to lockbox processing and credit enhancement, increased pension expense of approximately $96 and higher salaries of approximately $87 due to wage increases were the principal reasons for the increase.  Higher power costs, legal fees, realty taxes, transportation costs, director fees and other expenses aggregating approximately $353 also added to the increase.  The increase in expenses was partially offset by lower software support expenses of approximately $209, reduced chemical expenses of approximately $89 and lower shareholder costs of approximately $47.

Interest on debt for 2008 increased $615, or 14.8%, from $4,144 for 2007 to $4,759 for 2008.  Interest on the Company's lines of credit increased by $329 due to increased borrowings to fund operations and construction.  The average interest rate on the lines of credit was 3.61% for 2008 compared to 5.96% for 2007.  The average debt outstanding under the lines of credit was $16,128 for 2008 and $3,898 for 2007.  Interest on the Company's long-term debt increased by $192 due to an increase in the amount of long-term debt outstanding from new debt issued on October 15, 2008 in the aggregate principal amount of $15,000 at an interest rate of 6%.  Interest on the $12,000 variable rate bonds increased $58 and other long-term interest increased $36.

Allowance for funds used during construction increased $419, from $228 in 2007 to $647 in 2008, due to an increased volume of construction expenditures.  Eligible 2008 construction expenditures included an investment in a large water treatment replacement and expansion project and a main extension to West Manheim Township.

Other income (expenses), net for 2008 reflects increased expenses of $431 as compared to 2007.  The increase was primarily due to higher retirement expenses of approximately $479.  The additional expense resulted from changes to the plans to make them compliant with Internal Revenue Code Section 409A and a reduction in the discount rate used in recording the present value of the benefits.  The increase in expenses was partially offset by higher interest income in 2008 of approximately $53 on water district notes receivable.  Interest income on water district notes receivable in the first nine months of 2007 included a negative adjustment (expense) due to the recalculation of a note.  Decreased charitable contributions of approximately $25 also reduced other expenses.

Income taxes for 2008 decreased by $64, or 1.7%, compared to 2007 primarily due to a decrease in taxable income.  The Company's effective tax rate was 36.1% in 2008 and 36.5% in 2007.

Rate Developments

From time to time, the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests.  The most recent rate request was filed by the Company on May 16, 2008 and sought an increase of $7,086, which would have represented a 19.6% increase in rates.  Effective October 9, 2008, the PPUC authorized an increase in rates designed to produce approximately $5,950 in additional annual revenues.  The Company anticipates that it will file a rate increase request in 2010.

Acquisitions

See Note 2 to the Company's financial statements included herein for a discussion of our acquisitions.

Capital Expenditures

During 2009, the Company invested $12,535 in construction expenditures for routine items as well as an additional standpipe and booster station, various replacements of aging infrastructure, and a main extension to support our westward expansion.  In addition to construction projects, we invested approximately $2,236 for the acquisition of West Manheim and Beaver Creek Village water systems and additional expenditures relating to the Asbury Pointe water system.  The Company was able to fund operating activities and construction expenditures using internally-generated funds, borrowings against the Company's lines of credit, an underwritten common stock offering, proceeds from its stock purchase plans (see Note 5 to the Company's financial statements included herein), customer advances and the distribution surcharge (DSIC) allowed by the PPUC.  The distribution surcharge allows the Company to add a charge to customers’ bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

The Company anticipates construction and acquisition expenditures for 2010 and 2011 of approximately $12,740 and $13,926, respectively.  In addition to routine transmission and distribution projects, a portion of the anticipated 2010 and 2011 expenditures will be for additional standpipes, further upgrades to water treatment facilities, reinforcement of one of our dams, and various replacements of aging infrastructure.  We intend to use internally-generated funds for at least half of our anticipated 2010 and 2011 construction and fund the remainder through line of credit borrowings, proceeds from our stock purchase plans or public offerings, possible long-term debt offerings, the DSIC and customer advances and contributions (see Note 1 to the Company's financial statements included herein).  Customer advances and contributions are expected to account for approximately 5% of funding requirements in 2010 and 15% of funding requirements in 2011.  We believe we will have adequate access to the capital markets, if necessary during 2010, to fund anticipated construction and acquisition expenditures.

Liquidity and Capital Resources

Cash
Although the Company is able to generate funds internally through customer bill payments, we have not historically maintained cash on the balance sheet.  The Company manages its cash through a cash management account that is directly connected to a line of credit.  Excess cash generated automatically pays down outstanding borrowings under the line of credit arrangement.  If there are no outstanding borrowings, the cash is automatically invested in an interest-bearing account overnight.  Likewise, if additional funds are needed, besides what is generated internally, for payroll, to pay suppliers, or to pay debt service, funds are automatically borrowed under the line of credit.  The cash management facility has historically provided the necessary liquidity and funding for our operations and we expect that to continue to be the case for the foreseeable future.

Internally-generated Funds
The amount of internally-generated funds available for operations and construction depends on our ability to obtain timely and adequate rate relief, our customers’ water usage, weather conditions, customer growth and controlled expenses.  In 2009, we generated $15,801 internally as compared to $11,527 in 2008 and $10,040 in 2007.  A successful rate increase request, the addition of approximately 2,600 customers and increased depreciation and deferred income taxes, which are non-cash expenses, helped to increase cash flow from operating activities during 2009.  In addition to internally-generated funds, we used our bank lines of credit and proceeds from an underwritten common stock offering to help fund operations and construction.

Credit Lines
Historically, the Company has borrowed $15,000 to $20,000 under its lines of credit before refinancing with long-term debt or equity capital.  As of December 31, 2009, the Company maintained unsecured lines of credit aggregating $33,000 with three banks.  One line of credit includes a $4,000 portion which is payable upon demand and carries an interest rate of 4.00% or LIBOR plus 0.70%, whichever is greater, and a $13,000 committed portion with a revolving 2-year maturity (currently May 2011), which carries an interest rate of LIBOR plus 0.70%.  In January 2010, we signed a renewal for this line of credit which eliminated the 4.00% interest rate floor on the on-demand portion and raised the interest rate on both portions to LIBOR plus 2.00%.  The Company had $3,054 in outstanding borrowings under the committed portion and no on-demand borrowings under this line of credit as of December 31, 2009.  The second line of credit, in the amount of $11,000, is a committed line of credit, which matures in May 2010 and carries an interest rate of LIBOR plus 1.50%.  This line of credit has a compensating balance requirement of $500.  The Company had $3,000 in outstanding borrowings under this line of credit as of December 31, 2009.  The third line of credit, in the amount of $5,000, is a committed line of credit, which matures in April 2010 and carries an interest rate of LIBOR plus 2.00%.  The Company had $2,000 in outstanding borrowings under this line of credit as of December 31, 2009.  The weighted average interest rate on line of credit borrowings as of December 31, 2009 was 1.56% compared to 2.32% as of December 31, 2008.  The Company plans to renew the lines of credit that expire in 2010 under similar terms and conditions.

The credit and liquidity crisis which began in 2008 has caused substantial volatility and uncertainty in the capital markets and in the banking industry resulting in increased borrowing costs and reduced credit availability.  While actual interest rates are currently low, one of our banks has recently increased the interest rate on our line of credit from LIBOR plus 70 basis points to LIBOR plus 200 basis points.  Although we have taken steps to manage the risk of reduced credit availability such as maintaining primarily committed lines of credit that cannot be called on demand and obtaining a 2-year revolving maturity, there is no guarantee that we will be able to obtain sufficient lines of credit with favorable terms in the future.  In addition, if we are unable to refinance our line of credit borrowings with long-term debt or equity when necessary, we may have to eliminate or postpone capital expenditures.  We believe we will have adequate capacity under our current lines of credit to meet our financing needs throughout 2010.

Long-term Debt
The Company's loan agreements contain various covenants and restrictions.  We believe we are currently in compliance with all of these restrictions.  See Note 4 to the Company's financial statements included herein for additional information regarding these restrictions.

The 3.6% Industrial Development Authority Revenue Refunding Bonds, Series 1994, had a mandatory tender date of May 15, 2009.  The Company retired the $2,700 bonds using funds available under its lines of credit.  The 3.75% Industrial Development Authority Revenue Refunding Bonds, Series 1995, have a mandatory tender date of June 1, 2010. The Company currently plans to meet its $4,300 obligation using funds available under its lines of credit or a potential debt issuance.

The Company's debt (long-term debt plus current portion of long-term debt) as a percentage of the total capitalization, defined as total common stockholders’ equity plus long-term debt (including current portion of long-term debt), was 47.2% as of December 31, 2009, compared with 55.3% as of December 31, 2008.  While our debt load has trended upward over the years, we have historically matched increasing debt with increasing equity so that our debt to total capitalization ratio was nearly fifty percent.  This capital structure has historically been acceptable to the PPUC in that prudent debt costs and a fair return have been granted by the PPUC in rate filings.  The economic downturn during the latter part of 2008 delayed the matching increase in equity, resulting in a higher debt ratio and increased borrowings under our lines of credit.  The improved market conditions in 2009 allowed the Company to complete an underwritten common stock offering and reduce the percentage of debt in its capital structure.  See Note 4 to the Company's financial statements included herein for the details of our long-term debt outstanding as of December 31, 2009.

Common Stock
In September 2009, the Company closed an underwritten public offering of 950,000 shares of its common stock.  In October 2009, the underwriters exercised an over-allotment of 120,000 shares.  Boenning & Scattergood, Inc. and J.J.B. Hilliard, W.L. Lyons, LLC were the underwriters in the offering.  The Company received net proceeds in the offering, after deducting offering expenses and underwriter’s discounts and commissions, of approximately $14.1 million.  The net proceeds were used to repay a portion of the Company's borrowings under its line of credit agreements incurred to fund capital expenditures and acquisitions, and for general corporate purposes.

Common stockholders’ equity as a percent of the total capitalization was 52.8% as of December 31, 2009, compared with 44.7% as of December 31, 2008.  It is the Company's intent to maintain a ratio near fifty percent.  Economic conditions in 2008 caused us to modify our plans to issue common stock due to a reduced stock price, the potential inability to raise the needed funds and the prospect of further dilution to our stock value.  The improved market conditions in 2009 allowed the Company to complete an underwritten common stock offering and increase the percentage of common stockholders’ equity in its capital structure.  We have the ability to issue additional shares of the Company's common stock in the future under a shelf Registration Statement on Form S-3 filed with the Securities and Exchange Commission on April 28, 2009.

Credit Rating
On March 26, 2009, Standard and Poor’s affirmed our credit rating at A-, with a stable outlook.  Our ability to maintain this rating depends, among other things, on adequate and timely rate relief, which we have been successful in obtaining, and our ability to fund capital expenditures in a balanced manner using both debt and equity.  In 2010, our objectives will be to continue to maximize our funds provided by operations and maintain the equity component of total capitalization.

Dividends

During 2009, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 80.5% and 37.0%, respectively.  During the fourth quarter of 2009, the Board of Directors increased the dividend by 1.6% from $0.126 per share to $0.128 per share per quarter.  This was the thirteenth consecutive annual dividend increase and the 194th consecutive year of paying dividends.

The Company's Board of Directors declared a dividend in the amount of $0.128 per share at its January 2010 meeting.  The dividend is payable on April 15, 2010 to shareholders of record as of February 26, 2010.  While the Company expects to maintain this dividend amount in 2010, future dividends will be dependent upon the Company's earnings, financial condition, capital demands and other factors and will be determined by the Company's Board of Directors.  See Note 4 to the Company's financial statements included herein for restrictions on dividend payments.

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

Contractual Obligations

The following summarizes the Company's contractual obligations by period as of December 31, 2009:

	Payments due by period
	Total	2010	2011	2012	2013	2014	Thereafter
Long-term debt obligations (a)	$77,568	$4,341	$15,095	$42	$42	$43	$58,005

Interest on long-term debt (b)	66,676	4,188	4,121	4,120	4,120	4,119	46,008

Short-term borrowings (c)	5,000	5,000	-	-	-	-	-

Purchase obligations (d)	1,756	1,756	-	-	-	-	-

Defined benefit obligations (e)	1,218	1,218	-	-	-	-	-

Deferred employee benefits (f)	4,489	229	224	236	226	235	3,339

Other deferred credits (g)	1,161	343	241	154	99	57	267
Total	$157,868	$17,075	$19,681	$4,552	$4,487	$4,454	$107,619

(a)
Represents debt maturities including current maturities.  Included in the table is a payment of $12,000 in 2011 on the variable rate bonds which would only be due if the bonds were unable to be remarketed.  There is currently no indication of this happening.

(b)
Excludes interest on the $12,000 variable rate debt as these payments cannot be reasonably estimated.  The interest rate on this issue is reset weekly by the remarketing agent based on then current market conditions.  Also excludes interest on the committed line of credit due to the variability of both the outstanding amount and the interest rate.

(c)	Represents obligations under the Company's short-term lines of credit.
(d)	Represents an approximation of open purchase orders at year end.
(e)	Represents contributions expected to be made to qualified defined benefit plans. The amount of required contributions in 2011 and thereafter is not currently determinable.
(f)	Represents the obligations under the Company's Supplemental Retirement and Deferred Compensation Plans for executives.
(g)	Represents the estimated settlement payments to be made under the Company's interest rate swap contract.

In addition to these obligations, the Company makes refunds on Customers’ Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains.  The refund amounts are not included in the above table because the timing cannot be accurately estimated.  Portions of these refund amounts are payable annually through 2020 and amounts not paid by the contract expiration dates become non-refundable and are transferred to Contributions in Aid of Construction.

See Note 9 to the Company's financial statements included herein for a discussion of our commitments.

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

Regulatory Assets and Liabilities
Generally accepted accounting principles define professional standards for companies whose rates are established by or are subject to approval by an independent third-party regulator.  In accordance with the professional standards, the Company defers costs and credits on its balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the rate-making process in a period different from when the costs and credits were incurred.  These deferred amounts are then recognized in the statement of income in the period in which they are reflected in customer rates.  If the Company later finds that these assets and liabilities cannot be included in rate-making, they are adjusted appropriately.  See Note 1 for additional details regarding regulatory assets and liabilities.

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

Pension Accounting
Accounting for defined benefit pension plans requires estimates of future compensation increases, mortality, the discount rate, and expected return on plan assets as well as other variables.  These variables are reviewed annually with the Company's pension actuary.  The Company selected its December 31, 2009 and 2008 discount rates based on the Citigroup Pension Liability Index.  This index uses the Citigroup spot rates for durations out to 30 years and matches them to expected disbursements from the plan over the long term.  The Company believes this index most appropriately matches its pension obligations.  The present values of the Company's future pension obligations were determined using a discount rate of 6.0% at December 31, 2009 and 2008.

Choosing a lower discount rate normally increases the amount of pension expense and the corresponding liability.  In the case of the Company, a reduction in the discount rate would increase its liability, but would not have an impact on its pension expense.  The PPUC, in a previous rate settlement, agreed to grant recovery of the Company's contribution to the pension plans in customer rates.  As a result, under the professional standards, expense in excess of the Company's pension plan contribution is deferred as a regulatory asset and will be expensed as contributions are made to the plans and the contributions are recovered in customer rates.  Therefore, changes in the discount rate affect regulatory assets rather than pension expense.

The Company's estimate of the expected return on plan assets is primarily based on the historic returns and projected future returns of the asset classes represented in its plans.  The target allocation of pension assets is 50% to 70% equity securities, 30% to 50% debt securities, and 0% to 10% reserves.  The Company used 7% as its estimate of expected return on assets in both 2009 and 2008.  If the Company were to reduce the expected return, its liability would increase, but its expense would again remain unchanged because the expense is equal to the Company's contribution to the plans.  The additional expense would instead be recorded as an increase to regulatory assets.

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

Impact of Recent Accounting Pronouncements

See Note 1 to the Company's financial statements included herein for a discussion on the effect of new accounting pronouncements.

THE YORK WATER COMPANY
Management’s Report on Internal Control Over Financial Reporting

Management of The York Water Company (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

The Company’s independent auditors, ParenteBeard LLC, have audited the Company’s internal control over financial reporting. Their opinions on the Company’s internal control over financial reporting and on the Company’s financial statements appear on the following pages of this annual report.

/s/Jeffrey R. Hines	/s/Kathleen M. Miller
Jeffrey R. Hines	Kathleen M. Miller
President, Chief Executive Officer	Chief Financial Officer

March 11, 2010

THE YORK WATER COMPANY
Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of The York Water Company

We have audited The York Water Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The York Water Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, The York Water Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, common stockholders’ equity and comprehensive income, and cash flows of The York Water Company, and our report dated March 11, 2010 expressed an unqualified opinion.

/s/ParenteBeard LLC
ParenteBeard LLC
York, Pennsylvania

March 11, 2010

THE YORK WATER COMPANY
Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of The York Water Company

We have audited the accompanying balance sheets of The York Water Company as of December 31, 2009 and 2008, and the related statements of income, common stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009.  The York Water Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The York Water Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2010 expressed an unqualified opinion.

/s/ParenteBeard LLC
ParenteBeard LLC
York, Pennsylvania

March 11, 2010

THE YORK WATER COMPANY

Balance Sheets
(In thousands of dollars, except per share amounts)

	December 31
	2009	2008

ASSETS
UTILITY PLANT, at original cost	$262,598	$246,613
Plant acquisition adjustments	(2,759)	(1,364)
Accumulated depreciation	(38,364)	(34,429)
Net utility plant	221,475	210,820

OTHER PHYSICAL PROPERTY:
Net of accumulated depreciation of $175 in 2009
and $162 in 2008	554	562

CURRENT ASSETS:
Restricted cash-compensating balance	500	-
Receivables, net of reserves of $225 in 2009 and $195 in 2008	2,938	3,243
Unbilled revenues	2,451	2,687
Recoverable income taxes	-	131
Materials and supplies inventories, at cost	716	741
Prepaid expenses	387	412
Deferred income taxes	154	133
Total current assets	7,146	7,347

OTHER LONG-TERM ASSETS:
Deferred debt expense	1,906	2,013
Notes receivable	476	536
Deferred regulatory assets	14,010	15,972
Other	3,270	3,192
Total other long-term assets	19,662	21,713

Total Assets	$248,837	$240,442

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Balance Sheets
(In thousands of dollars, except per share amounts)

	December 31
	2009	2008

STOCKHOLDERS' EQUITY AND LIABILITIES
COMMON STOCKHOLDERS' EQUITY:
Common stock, no par value, authorized 46,500,000 shares,	$73,569	$57,875
issued and outstanding 12,558,724 shares in 2009
and 11,367,248 shares in 2008
Retained earnings	13,353	11,891
Total common stockholders' equity	86,922	69,766

PREFERRED STOCK, authorized 500,000 shares, no shares issued	-	-

LONG-TERM DEBT, excluding current portion	73,227	83,612

COMMITMENTS	-	-

CURRENT LIABILITIES:
Short-term borrowings	5,000	6,000
Current portion of long-term debt	4,341	2,741
Accounts payable	892	2,011
Dividends payable	1,393	1,192
Accrued taxes	488	75
Accrued interest	1,019	1,080
Other accrued expenses	1,472	1,097
Total current liabilities	14,605	14,196

DEFERRED CREDITS:
Customers' advances for construction	16,188	18,258
Deferred income taxes	22,507	19,549
Deferred employee benefits	8,765	9,758
Other deferred credits	1,679	2,789
Total deferred credits	49,139	50,354

Contributions in aid of construction	24,944	22,514

Total Stockholders' Equity and Liabilities	$248,837	$240,442

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Income
(In thousands of dollars, except per share amounts)

	Year Ended December 31
	2009	2008	2007

WATER OPERATING REVENUES:
Residential	$23,299	$20,572	$19,722
Commercial and industrial	10,734	9,671	9,290
Other	3,010	2,595	2,421
	37,043	32,838	31,433

OPERATING EXPENSES:
Operation and maintenance	7,067	6,749	6,593
Administrative and general	7,101	6,685	6,506
Depreciation and amortization	4,412	3,622	3,227
Taxes other than income taxes	1,075	1,102	1,007
	19,655	18,158	17,333

Operating income	17,388	14,680	14,100

OTHER INCOME (EXPENSES):
Interest on debt	(4,990)	(4,759)	(4,144)
Allowance for funds used during construction	210	647	228
Other income (expenses), net	(517)	(509)	(78)
	(5,297)	(4,621)	(3,994)

Income before income taxes	12,091	10,059	10,106

Income taxes	4,579	3,628	3,692

Net income	$7,512	$6,431	$6,414

Basic Earnings Per Share	$0.64	$0.57	$0.57

Cash Dividends Declared Per Share	$0.506	$0.489	$0.475

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Common Stockholders' Equity and Comprehensive Income
(In thousands of dollars, except per share amounts)
For the Years Ended December 31, 2009, 2008 and 2007

			Accumulated
			Other
	Common	Retained	Comprehensive
	Stock	Earnings	Income (Loss)	Total

Balance, December 31, 2006	$55,558	$9,904	$(101)	$65,361
Net income	-	6,414	-	6,414
Other comprehensive income (loss):
Unrealized loss on interest rate swap,
net of $125 income tax	-	-	(183)	(183)
Reclassification adjustment for amounts
recognized in income, net of $3 income tax	-	-	4	4
Comprehensive income				6,235
Dividends ($0.475 per share)	-	(5,332)	-	(5,332)
Issuance of common stock under
dividend reinvestment and
employee stock purchase plans	1,008	-	-	1,008
Balance, December 31, 2007	56,566	10,986	(280)	67,272
Net income	-	6,431	-	6,431
Other comprehensive income (loss):
Reclassification adjustment for unrealized loss
on interest rate swap to regulatory asset,
net of $191 income tax	-	-	280	280
Comprehensive income				6,711
Dividends ($0.489 per share)	-	(5,526)	-	(5,526)
Issuance of common stock under
dividend reinvestment, direct stock and
employee stock purchase plans	1,309	-	-	1,309
Balance, December 31, 2008	57,875	11,891	-	69,766
Net income	-	7,512	-	7,512
Dividends ($0.506 per share)	-	(6,050)	-	(6,050)
Issuance of 1,070,000 shares of common stock	14,094	-	-	14,094
Issuance of common stock under
dividend reinvestment, direct stock and
employee stock purchase plans	1,600	-	-	1,600
Balance, December 31, 2009	$73,569	$13,353	$-	$86,922

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Cash Flows
(In thousands of dollars, except per share amounts)

	Year Ended December 31
	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,512	$6,431	$6,414
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,412	3,622	3,227
Increase in deferred income taxes	2,515	1,911	1,143
Other	39	(166)	(71)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable, unbilled revenues and recoverable income taxes	440	(816)	(216)
(Increase) decrease in materials and supplies and prepaid expenses	50	105	(38)
Increase in accounts payable, accrued expenses, regulatory
and other liabilities, and deferred employee benefits and credits	666	870	103
Increase (decrease) in accrued interest and taxes	352	221	(52)
Increase in regulatory and other assets	(185)	(651)	(470)
Net cash provided by operating activities	15,801	11,527	10,040

CASH FLOWS FROM INVESTING ACTIVITIES:
Utility plant additions, including debt portion of allowance for funds used during
construction of $117 in 2009, $427 in 2008 and $127 in 2007	(12,535)	(24,438)	(18,154)
Acquisitions of water systems	(2,236)	(259)	(896)
Increase in compensating balance	(500)	-	-
Decrease in notes receivable	60	74	858
Net cash used in investing activities	(15,211)	(24,623)	(18,192)

CASH FLOWS FROM FINANCING ACTIVITIES:
Customers' advances for construction and contributions in aid of construction	443	804	2,447
Repayments of customer advances	(926)	(1,489)	(1,469)
Proceeds of long-term debt issues	23,659	52,308	8,210
Debt issuance costs	-	(950)	-
Repayments of long-term debt	(32,444)	(36,460)	(40)
Borrowings (repayments) under short-term line of credit agreements	(1,000)	3,000	3,000
Changes in cash overdraft position	(167)	34	277
Issuance of common stock	15,694	1,309	1,008
Dividends paid	(5,849)	(5,460)	(5,281)
Net cash (used in) provided by financing activities	(590)	13,096	8,152

Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	$-	$-	$-

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$4,911	$4,200	$3,970
Income taxes	1,284	1,611	2,324

Supplemental schedule of non-cash investing and financing activities:
Accounts payable includes $292 in 2009, $950 in 2008 and $2,311 in 2007 for the construction of utility plant.
Accounts payable and other deferred credits includes $19 in 2009, $93 in 2008 and $173 in 2007 for the acquisition of water systems.
Contributions in aid of construction includes $51 of contributed land in 2008.

The accompanying notes are an integral part of these statements.

Notes to Financial Statements
(In thousands of dollars, except per share amounts)

1.	Significant Accounting Policies

The business of The York Water Company is to impound, purify and distribute water.  The Company operates within its franchised territory located in York and Adams Counties, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission, or PPUC.

The following summarizes the significant accounting policies employed by The York Water Company.

Utility Plant and Depreciation

The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overhead and, for certain utility plant, allowance for funds used during construction.  In accordance with regulatory accounting requirements, water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation.  The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant.  At December 31, 2009 and 2008, utility plant includes a credit acquisition adjustment of $2,759 and $1,364, respectively.  The acquisition of West Manheim water assets yielded a negative acquisition adjustment of $1,440.  The acquisition of Beaver Creek Village water assets yielded a negative acquisition adjustment of $26.  In 2008, the acquisition of Asbury Pointe water assets yielded a negative acquisition adjustment of $207.  Additional acquisition expenditures in 2009 of $22 resulted in a reduction of the negative acquisition adjustment to $185.  The net acquisition adjustment is being amortized over the remaining life of the respective assets.  Amortization amounted to $49 in 2009, $27 in 2008, and $28 in 2007.

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

The following remaining lives are used for financial reporting purposes:

	December 31,		Approximate range
Utility Plant Asset Category	2009	2008	of remaining lives
Mains and accessories	$138,738	$128,142	13 – 85 years
Services, meters and hydrants	53,195	49,544	22 – 54 years
Operations structures, reservoirs and
water tanks	39,928	38,620	9 – 66 years
Pumping and purification equipment	16,167	14,891	7 – 25 years
Office, transportation and
operating equipment	9,212	9,152	3- 21 years
Land and other non-depreciable assets	2,963	2,821	-
Utility plant in service	260,203	243,170
Construction work in progress	2,395	3,443	-
Total Utility Plant	$262,598	$246,613

The effective rate of depreciation was 2.10% in 2009, 1.94% in 2008, and 1.98% in 2007 on average utility plant, net of customers' advances and contributions.  Larger depreciation provisions resulting from allowable accelerated methods are deducted for tax purposes.

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

Regulatory Assets and Liabilities

The Company is subject to the provisions of generally accepted accounting principles regarding rate-regulated entities.  The professional standards provide for the recognition of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current customer rates or are considered probable of being included in future rates.  The regulatory assets or liabilities are then relieved as the cost or credit is reflected in rates.  Regulatory assets represent costs that are expected to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates.  These deferred costs have been excluded from the Company’s rate base and, therefore, no return is being earned on the unamortized balances.

Regulatory assets and liabilities are comprised of the following:

	December 31,		Remaining Recovery
	2009	2008	Periods
Assets
Income taxes	$3,706	$3,291	Various
Postretirement benefits	8,632	9,764	10-20 years
Unrealized swap losses	949	2,037	1-20 years
Utility plant retirement costs	600	590	5 years
Rate case filing expenses	123	290	1 - 3 years
	$14,010	$15,972

Liabilities
Income taxes	$853	$861	1-50 years

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

Beginning October 1, 2008, the Company began using regulatory accounting treatment to defer the mark-to-market unrealized gains and losses on its interest rate swap to reflect that the gain or loss is included in the ratemaking formula when the transaction actually settles.  The value of the swap as of the balance sheet date is recorded as part of other deferred credits.  Realized gains or losses on the swap will be recorded as interest expense in the statement of income over its remaining life of 20 years.

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred which are expected to be recovered over a five-year period in rates, through depreciation expense.  Rate case filing expenses are deferred and amortized over a period of 1-3 years.

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

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on interest rate swaps, are usually reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.  Since December 31, 2008, the Company has used regulatory accounting for its unrealized gains and losses on its interest rate swap, and will no longer report comprehensive income for this item in the future.

Interest Rate Swap Agreement

The Company is exposed to certain risks relating to its ongoing business operations.  The primary risk managed by using derivative instruments is interest rate risk.  The Company utilizes an interest rate swap agreement to convert a portion of its variable-rate debt to a fixed rate.  The Company had designated the interest rate swap agreement as a cash flow hedge.  Interest rate swaps are contracts in which a series of interest rate cash flows are exchanged over a prescribed period.  The notional amount on which the interest payments are based is not exchanged.  The interest rate swap agreement is classified as a financial derivative used for non-trading activities.

The professional standards regarding accounting for derivatives and hedging activities requires companies to recognize all derivative instruments as either assets or liabilities at fair value on the balance sheet.  In accordance with the standards, the interest rate swap is recorded on the balance sheet in other deferred credits at fair value.  Prior to October 1, 2008, the Company used hedge accounting to record its swap transactions.  The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument was initially reported as a component of other comprehensive income and subsequently reclassified into earnings as interest expense in the same period or periods during which the hedged transaction affected earnings.  The ineffective portion of the gain or loss on the derivative instrument was recognized in earnings.

The Company began using regulatory accounting treatment rather than hedge accounting to defer the unrealized gains and losses on its interest rate swap on October 1, 2008.  Instead of the effective portion being recorded as other comprehensive income and the ineffective portion being recognized in earnings, the entire unrealized swap value is now recorded as a regulatory asset.  Based on current ratemaking treatment, the Company expects the gains and losses to be recognized in rates and interest expense as the swap settlements occur.  Swap settlements are recorded in the income statement with the hedged item as interest expense.  During the year ended December 31, 2009, $381 was reclassified from regulatory assets to interest expense as a result of swap settlements.  The overall swap result was a gain of $708 for the year ended December 31, 2009.  During the twelve months ending December 31, 2010, the Company expects to reclassify $334 (before tax) from regulatory assets to interest expense.

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

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets.  As of December 31, 2009 and 2008, deferred investment tax credits amounted to $928 and $967, respectively.

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the estimated cost of funds used for construction purposes during the period of construction.  These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed.  AFUDC includes the net cost of borrowed funds and a rate of return on other funds.  The PPUC approved rate of 10.04% was applied for 2009 and 2007.  We applied a blended rate in 2008 due to our partial use of tax-exempt financing for 2008 construction projects.  The tax-exempt borrowing rate of 6.00% was applied to those expenditures so financed, whereas the approved 10.04% rate was applied to the remainder of 2008 expenditures.  AFUDC is recovered through water rates as utility plant is depreciated.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

The Company had a book overdraft of $195 and $362 at December 31, 2009 and 2008, respectively.  The book overdraft represents outstanding checks and other items which had not cleared the bank as of the end of the period.  The overdraft is included in accounts payable on the balance sheet and the change in overdraft position is recorded as a financing activity on the statement of cash flows.

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

Reclassifications

Certain 2008 and 2007 amounts have been reclassified to conform to the 2009 presentation.  Such reclassifications had no effect on net income, the statement of common stockholders’ equity and comprehensive income, or the statement of cash flow category reporting.

As discussed above, the Company changed the accounting treatment for its interest rate swap.  For the year ended December 31, 2007, and for the nine months ended September 30, 2008, the Company accounted for the interest rate swap as a cash flow hedge.  As of October 1, 2008, management assessed the probability of collecting the unrealized gain or loss value of the swap in rates as the Company is currently reflecting the realized gain or loss as a component of interest expense in the statement of income.  This change in accounting treatment resulted in the reversal of $224 of long-term interest expense, $189 recorded in deferred income taxes and $277 recorded in accumulated other comprehensive income as of September 30, 2008.  Management determined that the amounts previously reported using the cash flow hedge method of accounting as of the year ended December 31, 2007, and for each of the three quarters and periods ended March 31, 2008, June 30, 2008 and September 30, 2008 were not materially misstated.

During the first quarter of 2009, the Company determined that it had understated the amount of accrued vacation recorded in its financial statements.  As a result, the Company recorded additional salary and wage expense of $257 in accordance with the professional standards regarding accounting for compensated absences.  The additional accrual, amounting to $152 after taxes, represents an error correction from prior periods.  Management determined that the financial statements as of and for the years ended December 31, 2007 and December 31, 2008 were not materially misstated.

Impact of Recent Accounting Pronouncements

In November 2008, the Securities and Exchange Commission (SEC) released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (IASB). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

In June 2009, the FASB issued “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140,” formerly SFAS No. 166.  This statement is codified within FASB ASC Section 860.  This statement requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets.  This statement is effective for fiscal years beginning after November 15, 2009.  This statement is not expected to have an impact on the Company’s financial statements.

In June 2009, the FASB issued “Amendments to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities,” formerly SFAS No. 167.  This statement is codified within FASB ASC Section 810.  This statement changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated.  This statement is effective for fiscal years beginning after November 15, 2009.  This statement is not expected to have an impact on the Company’s financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06).  This update includes a requirement that reporting entities provide information about movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy established by the professional standards, and present separately information about purchases, sales, issuances, and settlements within Level 3.  This update is effective for periods beginning after December 15, 2009 with the exception of the disclosures of activity in Level 3, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  This update is not expected to have an impact on the Company’s financial statements.

2.	Acquisitions

On November 24, 2008, the Company completed the acquisition of the water facilities of Asbury Pointe Water Company in York County, Pennsylvania.  The Company acquired and is using Asbury Pointe’s distribution system through an interconnection with its current distribution system.  This acquisition resulted in the addition of approximately 250 customers and the purchase price was approximately $242, which is less than the depreciated original cost of the assets.  The Company recorded a negative acquisition adjustment of approximately $207 as of December 31, 2008.  Additional acquisition expenditures during the first quarter of 2009 of approximately $22 resulted in a reduction of the negative acquisition adjustment to $185.  The Company is amortizing the negative acquisition adjustment over the remaining life of the underlying assets as required by the PPUC.

On January 9, 2009, the Company completed the acquisition of the water system of West Manheim Township in York County, Pennsylvania.  The Company had begun serving the customers of West Manheim Township in December 2008 through an interconnection with its current distribution system.  This acquisition resulted in the addition of 1,800 customers at a purchase price of approximately $2,075, which is less than the depreciated original cost of the assets.  The Company recorded a negative acquisition adjustment of approximately $1,440 and is amortizing it over the remaining life of the underlying assets as required by PPUC.

On November 12, 2009, the Company completed the acquisition of the water system of Beaver Creek Village in Adams County, Pennsylvania.  The Company acquired and is using Beaver Creek Village’s distribution facilities through an interconnection with its current distribution system.  This acquisition resulted in the addition of 167 customers at a purchase price of approximately $70, which is less than the depreciated original cost of the assets.  The Company recorded a negative acquisition adjustment of approximately $26 and is amortizing it over the remaining life of the underlying assets as required by PPUC.

The Company began to include the operating results of the Asbury Pointe and Beaver Creek Village acquisitions in its operating results on the acquisition dates.  The West Manheim acquisition was included in operating results prior to the closing date as indicated above.  The results have been immaterial to total company results.

3.	Income Taxes

The provisions for income taxes consist of:

	2009	2008	2007
Federal current	$1,176	$1,157	$1,946
State current	888	559	603
Federal deferred	2,564	1,954	1,170
State deferred	(10)	(3)	12
Federal investment tax credit, net of current utilization	(39)	(39)	(39)
Total income taxes	$4,579	$3,628	$3,692

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

	2009	2008	2007
Statutory Federal tax provision	$4,111	$3,420	$3,436
State income taxes, net of Federal benefit	579	367	407
Tax-exempt interest	(39)	(39)	(21)
Amortization of investment tax credit	(39)	(39)	(39)
Cash value of life insurance	68	(29)	(29)
Domestic production deduction	(79)	(62)	(73)
Other, net	(22)	10	11
Total income taxes	$4,579	$3,628	$3,692

The tax effects of temporary differences between book and tax balances that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2009 and 2008 are summarized in the following table:

	2009	2008
Deferred tax assets:
Reserve for doubtful accounts	$91	$79
Compensated absences	166	38
Deferred compensation	995	949
Customers' advances and contributions	111	152
Deferred taxes associated with the gross-up
of revenues necessary to return, in rates, the effect of temporary differences	89	81
Pensions	2,617	3,077
Costs deducted for book, not for tax	39	40
Total deferred tax assets	4,108	4,416
Deferred tax liabilities:
Accelerated depreciation	20,801	17,958
Investment tax credit	551	574
Deferred taxes associated with the gross-up
of revenues necessary to recover, in rates, the effect of temporary differences	1,247	1,067
Tax effect of pension regulatory asset	3,504	3,964
Costs deducted for tax, not for book	358	269
Total deferred tax liabilities	26,461	23,832

Net deferred tax liability	$22,353	$19,416

Reflected on balance sheets as:
Current deferred tax asset	$(154)	$(133)
Noncurrent deferred tax liability	22,507	19,549
Net deferred tax liability	$22,353	$19,416

No valuation allowance is required for deferred tax assets as of December 31, 2009 and 2008.  In assessing the soundness of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

The Company determined that there were no uncertain tax positions meeting the recognition and measurement test of the professional standards recorded in the years that remain open for review by taxing authorities.  The federal income tax returns and the state income tax returns for the years 2006 through 2008 remain open.  The Company has not yet filed tax returns for 2009, but has not taken any new positions in its 2009 income tax provision.

The Company’s policy is to recognize interest and penalties related to income tax matters in other expenses.  There were no interest or penalties for the years ended December 31, 2009 and 2008.  The Company recorded interest and penalties of $5 for the year ended December 31, 2007.

4.	Long-Term Debt and Short-Term Borrowings

Long-term debt as of December 31, 2009 and 2008 is summarized in the following table:

	2009	2008
3.60% Industrial Development Authority Revenue
Refunding Bonds, Series 1994, due 2009	$ -	$2,700
3.75% Industrial Development Authority Revenue
Refunding Bonds, Series 1995, due 2010	4,300	4,300
4.05% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2016	2,350	2,350
5.00% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2016	4,950	4,950
10.17% Senior Notes, Series A, due 2019	6,000	6,000
9.60% Senior Notes, Series B, due 2019	5,000	5,000
1.00% Pennvest Loan, due 2019	414	455
10.05% Senior Notes, Series C, due 2020	6,500	6,500
8.43% Senior Notes, Series D, due 2022	7,500	7,500
Variable Rate Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series 2008A, due 2029	12,000	12,000
4.75% Industrial Development Authority Revenue
Bonds, Series 2006, due 2036	10,500	10,500
6.00% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series 2008B, due 2038	15,000	15,000
Committed Line of Credit, due 2011	3,054	9,098
Total long-term debt	77,568	86,353
Less current maturities	(4,341)	(2,741)
Long-term portion	$73,227	$83,612

Payments due by year:

2010	2011	2012	2013	2014
$4,341	$15,095	$42	$42	$43

Payments due in 2010 include the 3.75% Industrial Development Authority Revenue Refunding Bonds, Series 1995, which have a mandatory tender date of June 1, 2010. The Company currently plans to meet its $4,300 obligation using funds available under its lines of credit or a potential debt issuance.

Payments due in 2011 include the payback of the committed line of credit.  The committed line of credit is reviewed annually, and upon favorable outcome, would likely be extended for another year.  Also included in payments due by period in 2011 are payments of $12,000 on the variable rate bonds (due 2029) which would only be payable if all of the bonds were tendered and could not be remarketed.  There is currently no indication of this happening.

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

Borrowings under the loan agreement bear interest at a variable rate as determined by PNC Capital Markets, as remarketing agent, on a periodic basis elected by us.  We have currently elected that the interest rate be determined on a weekly basis.  The remarketing agent determines the interest rate based on then current market conditions in order to determine the lowest interest rate which would cause the Series A Bonds to have a market value equal to the principal amount thereof plus accrued interest thereon.  The variable interest rate under the loan agreement averaged 0.51% in 2009 and 2.22% in 2008.  As of December 31, 2009 and 2008, the interest rate was 0.26% and 1.28%, respectively.

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

The interest rate swap agreement contains provisions that require the Company to maintain a credit rating of at least BBB- with Standard & Poor’s.  If the Company’s rating were to fall below this rating, it would be in violation of these provisions, and the counterparty to the derivative could request immediate payment if the derivative was in a liability position.  The Company’s interest rate swap was in a liability position as of December 31, 2009.  If a violation were triggered on December 31, 2009, the Company would have been required to pay the counterparty approximately $997.

Our interest rate swap agreement provides that we pay the counterparty a fixed interest rate of 3.16% on the notional amount of $12,000. In exchange, the counterparty pays us a floating interest rate (based on 59% of the U.S. Dollar one-month LIBOR rate) on the notional amount.  The floating interest rate paid to us is intended, over the term of the swap, to approximate the variable interest rate on the loan agreement and the interest rate paid to bondholders, thereby managing our exposure to fluctuations in prevailing interest rates.  The Company’s net payment rate on the swap averaged 2.98% in 2009 and 1.57% in 2008.

As of December 31, 2009, there was a spread of 12 basis points between the variable rate paid to bondholders and the variable rate received from the swap counterparty, which equated to an overall effective rate of 3.28% (including variable interest and swap payments).  As of December 31, 2008, there was a spread of 62 basis points which equated to an overall effective rate of 3.78% (including variable interest and swap payments).

On October 15, 2008, the PEDFA issued $15,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series B of 2008 (The York Water Company Project) (the “2008 Series B Bonds”) for our benefit pursuant to the terms of a trust indenture, dated as of October 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee.  The PEDFA then loaned the proceeds of the offering of the 2008 Series B Bonds to us pursuant to a loan agreement, dated as of October 1, 2008, between the Company and the PEDFA.  The loan agreement provides for a $15,000 loan bearing interest at a rate of 6.00% with a maturity date of November 1, 2038.  Amounts outstanding under the loan agreement are the Company’s direct general obligations.  The proceeds of the loan, net of issuance costs, were used to pay down a portion of the Company’s short-term borrowings incurred for capital improvements, replacements and equipment for the Company’s water system.  The 2008 Series B Bonds are subject to redemption at the direction of the Company, in whole or in part at any time on or after November 1, 2013.  In addition, other special redemption requirements apply as defined in the loan agreement.

The 3.60% Industrial Development Authority Revenue Refunding Bonds, Series 1994, had a mandatory tender date of May 15, 2009.  The Company retired the $2,700 bonds using funds available under its lines of credit.

The terms of the debt agreements carry certain covenants and limit in some cases the Company's ability to borrow additional funds, to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock.  Under the terms of the most restrictive agreements, the Company cannot borrow in excess of 60% of its utility plant, and cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500 plus net income since that date.  As of December 31, 2009, none of the earnings retained in the business are restricted under these provisions.  Our 1.00% Pennvest Loan is secured by $800 of receivables.  Other than this loan, our debt is unsecured.

As of December 31, 2009, the Company maintained unsecured lines of credit aggregating $33,000 with three banks.  One line of credit includes a $4,000 portion which is payable upon demand and carries an interest rate of 4.00% or LIBOR plus 0.70%, whichever is greater, and a $13,000 committed portion with a revolving 2-year maturity (currently May 2011), which carries an interest rate of LIBOR plus 0.70%.  As of December 31, 2009, $3,054 was outstanding under the committed portion and none was outstanding under the on-demand portion.  As of December 31, 2008, $9,098 was outstanding under the committed portion and none was outstanding under the on-demand portion.  The second line of credit, in the amount of $11,000, is a committed line of credit, which matures in May 2010 and carries an interest rate of LIBOR plus 1.50%.  This line of credit has a compensating balance requirement of $500.  The Company had $3,000 outstanding under this line as of December 31, 2009 and $6,000 outstanding under this line as of December 31, 2008.  The third line of credit, in the amount of $5,000, is a committed line of credit, which matures in April 2010 and carries an interest rate of LIBOR plus 2.00%.  The Company had $2,000 outstanding under this line as of December 31, 2009.  The weighted average interest rate on line of credit borrowings as of December 31, 2009 was 1.56% compared to 2.32% as of December 31, 2008.

Average borrowings outstanding under our lines of credit were $16,848 in 2009 and $16,128 in 2008.  The average cost of borrowings under our lines of credit during 2009 and 2008 was 1.41% and 3.61%, respectively.

In January 2010, we signed a renewal for the $17,000 line of credit which eliminated the 4.00% interest rate floor on the on-demand portion and raised the interest rate on both portions to LIBOR plus 2.00%.

Our lines of credits require us to maintain a minimum equity to total capitalization ratio (defined as the sum of equity plus funded debt) and a minimum interest coverage ratio (defined as net income plus interest expense plus income tax expense divided by interest expense).  The Company is currently in compliance with these covenants.

5.	Common Stock and Earnings Per Share

Earnings per share are based upon the weighted average number of shares outstanding of 11,695,155 in 2009, 11,298,215 in 2008 and 11,225,822 in 2007.  The Company does not have dilutive securities outstanding.

Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation.  The purchase price is 95% of the fair market value (as defined).  Shares issued during 2009, 2008 and 2007 were 6,860, 6,841 and 5,398, respectively.  As of December 31, 2009, 44,828 authorized shares remain unissued under the plan.

In June 2008, the Company modified its Dividend Reinvestment Plan to include direct stock purchase and sale options.  These options are subject to certain restrictions and are available to both current shareholders and the general public.  Purchases are made weekly at 100% of the stock’s fair market value, as defined in the Prospectus contained in Amendment No. 1 to Securities and Exchange Commission Form S-3, filed by the Company on June 26, 2008.  The Company realized $592 in 2009 and $295 in 2008 of equity proceeds for shares issued under the plan.

Under the optional dividend reinvestment portion of the plan, holders of the Company's common stock may purchase additional shares instead of receiving cash dividends.  The purchase price is 95% of the fair market value (as defined).  Shares issued under the newly titled Dividend Reinvestment and Direct Stock Purchase and Sale Plan, during 2009, 2008, and 2007 were 114,616, 95,484 and 58,406, respectively.  As of December 31, 2009, 755,519 authorized shares remain unissued under the plan.

In September 2009, the Company closed an underwritten public offering of 950,000 shares of its common stock.  In October 2009, the underwriters exercised an over-allotment of 120,000 shares.  Boenning & Scattergood, Inc. and J.J.B. Hilliard, W.L. Lyons, LLC were the underwriters in the offering.  The Company received net proceeds in the offering, after deducting offering expenses and underwriter’s discounts and commissions, of approximately $14.1 million.  The net proceeds were used to repay a portion of the Company’s borrowings under its line of credit agreements incurred to fund capital expenditures and acquisitions, and for general corporate purposes.

6.	Employee Benefit Plans

Pensions
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

The following table sets forth the plans' funded status as of December 31, 2009 and 2008.  The measurement of assets and obligations of the plans is as of December 31, 2009 and 2008.

Obligations and Funded Status At December 31	2009	2008
Change in Benefit Obligation
Pension benefit obligation beginning of year	$21,282	$19,220
Service cost	793	617
Interest cost	1,311	1,209
Actuarial loss	833	1,185
Benefit payments	(984)	(949)
Pension benefit obligation end of year	23,235	21,282
Change in Plan Assets
Fair value of plan assets beginning of year	13,702	17,082
Actual return on plan assets	2,686	(3,327)
Employer contributions	1,383	896
Benefits paid	(984)	(949)
Fair value of plan assets end of year	16,787	13,702
Funded status of plans at end of year	$(6,448)	$(7,580)

The professional standards require that the funded status of defined benefit pension plans be fully recognized in the balance sheet.  They also call for the unrecognized actuarial gain or loss, the unrecognized prior service cost and the unrecognized transition costs which were previously netted with the funded status in a liability account, to be adjustments to shareholders’ equity (accumulated other comprehensive income).  Due to a rate order granted by the PPUC, the Company is permitted under the professional standards to defer the charges to accumulated other comprehensive income as a regulatory asset.  We believe these costs will be recovered in future rates charged to customers.  The funded status of our pension plans is recorded in “Deferred employee benefits” on our balance sheet.

Changes in plan assets and benefit obligations recognized in regulatory assets are as follows:

	2009	2008
Net actuarial (gain) loss arising during the period	$(909)	$5,703
Recognized actuarial loss	(404)	(12)
Recognized prior service cost	(18)	(17)
Total changes in regulatory asset during the year	$(1,331)	$5,674

Amounts recognized in regulatory assets that have not yet been recognized as components of net periodic benefit cost consist of the following at December 31:

	2009	2008
Net actuarial loss	$5,812	$7,126
Prior service cost	120	137
Regulatory asset	$5,932	$7,263

Components of Net Periodic Benefit Cost are as follows:

	2009	2008	2007
Service cost	$793	$617	$724
Interest cost	1,311	1,209	1,150
Expected return on plan assets	(944)	(1,192)	(1,097)
Amortization of loss	404	12	107
Amortization of prior service cost	18	17	265
Rate-regulated adjustment	(199)	233	(349)
Net periodic benefit cost	$1,383	$896	$800

The rate-regulated adjustment set forth above is required in order to reflect pension expense for the Company in accordance with the method used in establishing water rates.  The Company is permitted by rate order of the PPUC to expense pension costs to the extent of contributions and defer the remaining expense to regulatory assets to be collected in rates at a later date as additional contributions are made.  During 2009, the deferral was increased by $199.

The estimated costs for the defined benefit pension plans relating to the December 31, 2009 balance sheet that will be amortized from regulatory assets into net periodic benefit cost over the next fiscal year are $250.  The Company plans to contribute at least $1,218 to the plans in 2010.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in each of the next five years and the subsequent five years in the aggregate:

2010	2011	2012	2013	2014	2015-2019
$1,137	$1,119	$1,121	$1,159	$1,230	$7,549

The accumulated benefit obligation for both defined benefit pension plans was $19,793 and $18,141 at December 31, 2009 and 2008, respectively.  The following table shows the accumulated benefit obligation, the projected benefit obligation and the fair value of plan assets for each plan:

	General and Administrative Plan		Union-Represented Plan
	2009	2008	2009	2008
Accumulated benefit obligation	$12,654	$11,612	$7,139	$6,529
Projected benefit obligation	15,010	13,769	8,225	7,513
Fair value of plan assets	10,449	8,484	6,338	5,218

Weighted-average assumptions used to determine benefit obligations at December 31:

	2009	2008
Discount rate	6.00%	6.00%
Rate of compensation increase	4.00 - 5.00%	4.00 - 5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2009	2008	2007
Discount rate	6.00%	6.50%	5.90%
Expected long-term return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	4.00 - 5.00%	4.00 - 5.00%	5.00%

The selected long-term rate of return on plan assets (7.0%) was primarily based on the asset allocation of the Plan's assets (approximately 50% to 70% equity securities and 30% to 50% fixed income securities).  Analysis of the historic returns of these asset classes and projections of expected future returns were considered in setting the long-term rate of return.

The investment objective of the Company's defined benefit pension plans is that of Growth and Income.  Our weighted-average target asset allocations are 50% to 70% equity securities, 30% to 50% fixed income securities and 0% to 10% reserves (cash equivalents).  Within the equity category, our target allocation is approximately 50% large cap, 15% mid cap, 10% small cap, 20% international, and 5% emerging markets.  Within the debt category, our target allocation is approximately 30% U.S. Treasury and Agency securities, 40% corporate bonds, 10% mortgage-backed securities, 10% international, and 10% high yield bonds.  Our investment performance objectives over a three to five year period are to exceed the annual rate of inflation as measured by the Consumer Price Index by 3%, and to exceed the annualized total return of specified benchmarks applicable to the funds within the asset categories.

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

The fair values of the Company's pension plan assets at December 31, 2009 by asset category and Fair Value Hierarchy level are as follows.  The majority (82%) of the valuations are based on quoted prices on active markets (Level 1) with the remaining 18% based on broker/dealer quotes, active market makers, models, and yield curves (Level 2).

Asset Category	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash and Money Market Funds (a)	$ 341	$ 341	$ -
Equity Securities:
Common Equity Securities (b)	5,296	5,296	-
Equity Mutual Funds (c)	6,745	6,745	-
Fixed Income Securities:
U.S. Treasury Obligations	850	-	850
U.S. Government Agencies	773	-	773
Corporate and Foreign Bonds (d)	1,391	-	1,391
Fixed Income Mutual Funds (e)	1,391	1,391	-
Total Assets	$ 16,787	$ 13,773	$ 3,014

(a)	The portfolios are designed to keep approximately three months of distributions in immediately available funds.

(b)
This category includes investments in 100% U.S. common stocks widely distributed among consumer discretionary, consumer staples, healthcare, information technology, financial services, telecommunications, industrials, energy and utilities.  The individual stocks are primarily large cap stocks which track with the S&P 500 with the exception of $280 (1.7% of total assets) which are invested in York Water Company common stock.

(c)
This category includes investments in approximately 12% U.S. commodity mutual funds used primarily as an inflation hedge, 8% International mutual funds, and the remaining 80% in closed-end mutual funds which give the portfolio exposure to small, mid and large cap index funds as well as international diversified index funds.

(d)	This category currently includes only U.S. corporate bonds and notes equitably distributed to the food and staples, financial and information technology sectors.

(e)
This category includes fixed income investments in mutual funds which include municipal, government, corporate and mortgage securities of both the U.S. and other countries.  The mortgage and asset-backed securities and non-U.S. corporate and sovereign investments add further diversity to the fixed income portion of the portfolio.

Defined Contribution Plan
The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code.  The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 70% of the participant's contribution, up to a maximum annual Company contribution of $2 for each employee.  The Company's contributions to the plan amounted to $146 in 2009, $168 in 2008, and $171 in 2007.

Deferred Compensation
The Company has non-qualified deferred compensation and supplemental retirement agreements with certain members of senior management. The future commitments under these arrangements are offset by corporate-owned life insurance policies.  At December 31, 2009 and 2008, the present value of the future obligations was approximately $2,454 and $2,342, respectively.  The insurance policies included in other assets had a total cash value of approximately $3,173 and $3,092, respectively, at December 31, 2009 and 2008.  The Company’s expenses under the plans amounted to $413 in 2009, $490 in 2008 and $11 in 2007.

7.	Rate Increases

From time to time, the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests.  The most recent rate request was filed by the Company on May 16, 2008 and sought an increase of $7,086, which would have represented a 19.6% increase in rates.  Effective October 9, 2008, the PPUC authorized an increase in rates designed to produce approximately $5,950 in additional annual revenues.  The Company anticipates that it will file a rate increase request in 2010.

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

The Company has recorded interest income of $116 in 2009, $114 in 2008 and $62 in 2007.  Interest rates on the notes outstanding at December 31, 2009 vary from 6.75% to 7.5%.

Included in the accompanying balance sheets at December 31, 2009 and 2008 were the following amounts related to these projects.

	2009	2008
Notes receivable, including interest	$476	$536
Customers' advances for construction	1,013	1,047

The Company has other customers' advances for construction totaling $15,175 and $17,211 at December 31, 2009 and 2008, respectively.

9.	Commitments

Based on its capital budget, the Company plans to spend approximately $12,740 in 2010 and $13,926 in 2011 on construction.  The Company plans to finance ongoing capital expenditures with internally-generated funds, borrowings against the Company’s lines of credit, proceeds from the issuance of common stock under its dividend reinvestment and direct stock purchase and sale plan and ESPP, potential common stock or debt issues, customer advances and the distribution surcharge allowed by the PPUC.  The distribution surcharge allows the Company to add a charge to customers’ bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

As of December 31, 2009, the Company employed 111 full time people, including 42 under union contract.  The current contract was ratified during 2007 and expires on April 30, 2010.  Management is currently negotiating a new contract with the union leadership.  Based on past experience and the current relationship between the Company and the union, we expect to reach a mutually beneficial agreement.

The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning water service and other matters.  The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position, results of operations and cash flows.

10.	Fair Value of Financial Instruments

The professional standards regarding fair value measurements establish a fair value hierarchy which indicates the extent to which inputs used in measuring fair value are observable in the market.  Level 1 inputs include quoted prices for identical instruments and are the most observable.  Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, commodity rates and yield curves.  Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing the asset or liability.

The Company has recorded its interest rate swap liability at fair value in accordance with the standards.  The liability is recorded under the caption “Other deferred credits” on the balance sheet.  The table below illustrates the fair value of the interest rate swap as of the end of the reporting period.

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2009	Significant Other Observable Inputs (Level 2)
Interest Rate Swap	$979	$979

Fair values are measured as the present value of all expected future cash flows based on the LIBOR-based swap yield curve as of the date of the valuation.  These inputs to this calculation are deemed to be Level 2 inputs.  The balance sheet carrying value reflects the Company’s credit quality as of December 31, 2009.  The rate used in discounting all prospective cash flows anticipated to be made under this swap reflects a representation of the yield to maturity for 30-year debt on utilities rated A- as of December 31, 2009.  The use of the Company’s credit quality resulted in a reduction in the swap liability of $18.  The fair value of the swap reflecting the Company’s credit quality as of December 31, 2008 is shown in the table below.

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2008	Significant Other Observable Inputs (Level 2)
Interest Rate Swap	$2,037	$2,037

The carrying amount of current assets and liabilities that are considered financial instruments approximates fair value as of the dates presented.  The Company's long-term debt, with a carrying value of $77,568 at December 31, 2009, and $86,353 at December 31, 2008, had an estimated fair value of approximately $91,000 and $89,000 at December 31, 2009 and 2008, respectively.  The estimated fair value of debt was calculated using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration and risk profile.  The Company considered its A- credit rating in determining the yield curve, and did not factor in third party credit enhancements including bond insurance on the 2004 PEDFA Series A and 2006 Industrial Development Authority issues, and the letter of credit on the 2008 PEDFA Series A issue.

Customers' advances for construction and notes receivable have carrying values at December 31, 2009 of $16,188 and $476, respectively.  At December 31, 2008, customers’ advances for construction and notes receivable had carrying values of $18,258 and $536, respectively.  The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

11.	Taxes Other than Income Taxes

The following table provides the components of taxes other than income taxes:

	2009	2008	2007
Regulatory Assessment	$210	$194	$170
Property	311	266	214
Payroll, net of amounts capitalized	419	421	411
Capital Stock *	133	219	210
Other	2	2	2
Total taxes other than income taxes	$1,075	$1,102	$1,007

*Certain prior year amounts have been reclassified to conform to the 2009 presentation.

12.	Shareholder Rights Plan

On January 24, 2009, the Company entered into a Shareholder Rights Agreement with American Stock Transfer and Trust Company, LLC designed to protect the Company's shareholders in the event of an unsolicited, unfair offer to acquire the Company.  This plan replaced the previous Shareholder Rights Plan which expired on January 24, 2009.  The Rights were to expire on January 24, 2019, unless redeemed prior to such date.

On December 8, 2009, in response to a shareholder proposal, the Company entered into an Amendment to the Shareholder Rights Agreement dated January 24, 2009 with American Stock Transfer and Trust Company, LLC.  The Amendment accelerated the expiration of the Rights issued under the Rights Agreement from the close of business on January 24, 2019 to the close of business on December 15, 2009.  Accordingly, as of December 15, 2009, the rights issued under the Rights Agreement expired and were no longer outstanding.

13.	Selected Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth	Year
2009
Water operating revenues	$8,774	$9,210	$9,750	$9,309	$37,043
Water operating income	3,971	4,228	4,836	4,353	17,388
Net income	1,497	1,913	2,091	2,011	7,512
Basic earnings per share	0.13	0.17	0.18	0.16	0.64
Dividends declared per share	0.126	0.126	0.126	0.128	0.506
2008
Water operating revenues	$7,506	$7,862	$8,566	$8,904	$32,838
Water operating income *	2,992	3,333	4,025	4,330	14,680
Net income **	1,206	1,520	1,740	1,965	6,431
Basic earnings per share	0.11	0.13	0.15	0.18	0.57
Dividends declared per share	0.121	0.121	0.121	0.126	0.489

*	Certain prior year amounts have been reclassified to conform to the 2009 presentation.
**	Fourth quarter net income includes $224 ($133 after tax) which resulted from the reversal of third quarter unrealized swap losses which are now part of regulatory assets.