Form 10-K, Exhibit 13
period 2010-12-31
YORK WATER CO
filed 2011-03-08
CIK 108985

EXHIBIT 13

The York Water Company – 2010 Annual Report

  Return to 10-K

The York Water Company – 2010 Annual Report

Highlights of Our 195th Year
(In thousands of dollars, except per share amounts)

	Summary of Operations
For the Year	2010	2009	2008	2007	2006

Water operating revenues	$39,005	$37,043	$32,838	$31,433	$28,658
Operating expenses	19,238	19,655	18,158	17,333	15,754
Operating income	19,767	17,388	14,680	14,100	12,904
Interest expense	4,795	4,780	4,112	3,916	3,727
Other income (expenses), net	(465)	(517)	(509)	(78)	110
Income before income taxes	14,507	12,091	10,059	10,106	9,287
Income taxes	5,578	4,579	3,628	3,692	3,196
Net income	$ 8,929	$ 7,512	$ 6,431	$ 6,414	$ 6,091

Per Share of Common Stock
Book value	$7.19	$6.92	$6.14	$5.97	$5.84
Basic earnings per share	0.71	0.64	0.57	0.57	0.58
Cash dividends declared per share	0.515	0.506	0.489	0.475	0.454
Weighted average number of shares
outstanding during the year	12,626,660	11,695,155	11,298,215	11,225,822	10,475,173

Utility Plant
Original cost,
net of acquisition adjustments	$269,856	$259,839	$245,249	$222,354	$202,020
Construction expenditures	10,541	12,535	24,438	18,154	20,678

Other
Total assets	$259,931	$248,837	$240,442	$210,969	$196,064
Long-term debt
including current portion	85,173	77,568	86,353	70,505	62,335

For Management's Discussion and Analysis of Financial Condition and Results of Operations, please refer to page 4.

Shareholder Information
Market for Common Stock and Dividends

The common stock of The York Water Company is traded on the NASDAQ Global Select Market (Symbol “YORW”).  Quarterly price ranges and cash dividends per share for the last two years follow:

	2010			2009
	High	Low	Dividend*	High	Low	Dividend*
1st Quarter	$15.00	$13.04	$0.128	$13.50	$9.74	$0.126
2nd Quarter	15.60	12.83	0.128	16.26	11.75	0.126
3rd Quarter	16.40	13.42	0.128	17.95	13.75	0.126
4th Quarter	18.00	15.52	0.131	15.24	13.65	0.128
*Cash dividends per share reflect dividends declared at each dividend date.

Prices listed in the above table are sales prices as listed on the NASDAQ Global Select Market.  Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2010 numbered approximately 1,649.

Performance Graph

The following line graph presents the annual and cumulative total shareholder return for The York Water Company Common Stock over a five-year period from 2005 through 2010, based on the market price of the Common Stock and assuming reinvestment of dividends, compared with the cumulative total shareholder return of companies in the S&P 500 Index and a peer group made up of publicly traded water utilities, also assuming reinvestment of dividends.  The peer group companies include:  American States, Aqua America, Artesian Resources, California Water Service, Connecticut Water Service, Middlesex Water, Pennichuck Corporation and San Jose Water.
	2005	2006	2007	2008	2009	2010
The York Water Company	100.00	106.37	94.84	76.67	95.34	117.43
S&P 500 Index	100.00	113.62	117.63	72.36	89.33	100.75
Peer Group*	100.00	100.19	96.79	97.25	88.32	106.26

*ARTNA, AWR, CTWS, CWT, MSEX, PNNW, SJW, WTR
Source: FactSet Research Systems Inc.

Dividend Policy

Dividends on the Company's common stock are declared by the Board of Directors and are normally paid in January, April, July and October.  Dividends are paid based on shares outstanding as of the stated record date, which is ordinarily the last day of the calendar month immediately preceding the dividend payment.

The dividend paid on the Company’s common stock on January 14, 2011 was the 560th consecutive dividend paid by the Company.  The Company has paid consecutive dividends for its entire history, since 1816.  The policy of our Board of Directors is currently to pay cash dividends on a quarterly basis.  The dividend rate has been increased annually for fourteen consecutive years.  The Company’s Board of Directors declared dividend number 561 in the amount of $0.131 per share at its January 2011 meeting.  The dividend is payable on April 15, 2011 to shareholders of record as of February 28, 2011.  Future cash dividends will be dependent upon the Company’s earnings, financial condition, capital demands and other factors and will be determined by the Company’s Board of Directors.  See Note 4 to the Company’s financial statements included herein for restrictions on dividend payments.

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

The forward-looking statements in this Annual Report reflect what the Company currently anticipates will happen.  What actually happens could differ materially from what it currently anticipates will happen.  The Company does not intend to make a public announcement when forward-looking statements in this Annual Report are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.  Important matters that may affect what will actually happen include, but are not limited to:

•	changes in weather, including drought conditions;
•	levels of rate relief granted;
•	the level of commercial and industrial business activity within the Company's service territory;
•	construction of new housing within the Company's service territory and increases in population;
•	changes in government policies or regulations;
•	the ability to obtain permits for expansion projects;
•	material changes in demand from customers, including the impact of conservation efforts which may impact the demand of customers for water;
•	changes in economic and business conditions, including interest rates, which are less favorable than expected;
•	changes in, or unanticipated, capital requirements;
•	changes in accounting pronouncements;
•	changes in our credit rating or the market price of our common stock;
•	the ability to obtain financing; and
•	other matters set forth in Item 1A, “Risk Factors,” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

Overview

The Company is the oldest investor-owned water utility in the United States and is duly organized under the laws of the Commonwealth of Pennsylvania.  The Company has operated continuously since 1816.  The business of the Company is to impound, purify to meet or exceed safe drinking water standards and distribute water.  The Company operates within its franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania.  The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory, debt and equity financing and rate setting.  The Company must obtain PPUC approval before changing any practices associated with the aforementioned areas.  Water service is supplied through the Company's own distribution system.  The Company obtains its water supply from both the South Branch and East Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day.  This combined watershed area is approximately 117 square miles.  The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water.  The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of untreated water per day.  As of December 31, 2010, the Company's average daily availability was 35.0 million gallons, and daily consumption was approximately 18.9 million gallons.  The Company's service territory had an estimated population of 182,000 as of December 31, 2010.  Industry within the Company’s service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, laundry detergent, barbells and motorcycles.

The Company's business is somewhat dependent on weather conditions, particularly the amount of rainfall.  Revenues are particularly vulnerable to weather conditions in the summer months.  Prolonged periods of hot and dry weather generally cause increased water usage for watering lawns, washing cars, and keeping golf courses and sports fields irrigated.  Conversely, prolonged periods of dry weather could lead to drought restrictions from governmental authorities.  Despite the Company’s adequate water supply, customers may be required to cut back water usage under such drought restrictions which would negatively impact our revenues.  The Company has addressed some of this vulnerability by instituting minimum customer charges which are intended to cover fixed costs of operations under all likely weather conditions.  In 2010, per capita consumption by industrial and commercial customers showed a modest increase over prior year while residential customer use decreased slightly.  Total per capita consumption for the year was approximately 0.3% higher compared to 2009.

The Company’s business does not require large amounts of working capital and is not dependent on any single customer or a very few customers for a material portion of its business.  In 2010, operating revenue was derived from the following sources and in the following percentages: residential, 63%; commercial and industrial, 29%; and other, 8%, which is primarily from the provision for fire service.  Increases in revenues are generally dependent on the Company’s ability to obtain rate increases from regulatory authorities in a timely manner and in adequate amounts and to increase volumes of water sold through increased consumption and increases in the number of customers served.  The Company continuously looks for acquisition and expansion opportunities both within and outside its current service territory.  The Company also looks for additional opportunities to enter into bulk water contracts with municipalities and other entities to supply water.

During the five-year period ended December 31, 2010, the Company has maintained growth in the number of customers and distribution facilities as demonstrated by the following chart:

	2010	2009	2008	2007	2006
Average daily consumption (gallons per day)	18,875,000	18,233,000	18,298,000	19,058,000	18,769,000
Miles of mains at year-end	925	922	884	845	817
Additional distribution mains installed/acquired (ft.)	19,886	200,439	206,140	147,803	159,330
Number of customers at year-end	62,505	62,186	61,527	58,890	57,578
Population served at year-end	182,000	180,000	176,000	171,000	166,000

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

The Company’s 2010 performance was strong under the above measures.  Increases in the number of customers and per capita water usage by the customers, increased rates from a rate filing and a higher distribution system improvement charge (DSIC) resulted in higher revenue.  The DSIC allows the Company to add a charge to customers’ bills for qualified replacement costs of certain infrastructure without submitting a rate filing.  In addition, the Company incurred lower operating and maintenance expenses in 2010.  The overall effect was an increase in net income in 2010 over 2009 of 18.9% and a return on year end common equity at its highest level in five years.

The efficiency ratio, which is calculated as net income divided by revenues, is used by management to evaluate its ability to keep expenses in line.  Over the five previous years, our ratio averaged 20.7%.  In 2010, the ratio increased to 22.9% due to the higher net income resulting from higher revenue and reduced expenses.  Management is confident that our ratio will again exceed that of our peers.  Management continues to look for ways to decrease expenses and increase efficiency as well as to file for rate increases promptly when needed. Effective November 4, 2010, the PPUC authorized an increase in rates which will allow for recovery of some of the expected increases in expense.

Results of Operations

2010 Compared with 2009

Net income for 2010 was $8,929, an increase of $1,417, or 18.9%, from net income of $7,512 for 2009.  The primary contributing factors to the increase in net income were higher water revenues and reduced expenses for salary and wages, distribution system maintenance and employee retirement.  Higher capitalized overhead and lower interest expense added to the reduction in expenses which were partially offset by higher depreciation expense, a reduced allowance for funds used during construction, higher power costs and increased capital stock tax.

Water operating revenues for the year increased $1,962, or 5.3%, from $37,043 for 2009 to $39,005 for 2010.  The primary reasons for the increase in revenues were an increased DSIC, a rate increase effective November 4, 2010 and growth in the customer base.  The average number of customers served in 2010 increased as compared to 2009 by 577 customers, from 61,897 to 62,474 customers.  The total per capita volume of water sold in 2010 increased compared to 2009 by approximately 0.3%.  Per capita consumption by industrial and commercial customers showed a modest increase over prior year and was partially offset by a slight decrease in use by residential customers.  The Company expects revenues to continue to increase in 2011 as a result of the full year’s impact of the rate increase granted in November 2010.  Drought warnings or restrictions as well as regulatory actions and weather patterns could impact results.

Operating expenses for the year decreased $417, or 2.1%, from $19,655 for 2009 to $19,238 for 2010.  The decrease was primarily due to lower salary and wage expense of approximately $177.  This was mainly a result of the vacation accrual recorded in 2009 as discussed in Note 1 (Reclassifications) to the Company’s financial statements included herein.  Lower distribution system maintenance expense of approximately $158, increased capitalized overhead of approximately $152, and reduced pension cost and other expenses aggregating approximately $275 added to the reduction of expenses.  Higher depreciation expense due to increased plant investment, increased power costs and higher capital stock tax aggregating approximately $345 partially offset the decrease.  Depreciation expenses are expected to continue to rise due to investment in utility plant, pension expense is expected to rise due to an expected increase in contributions to be made to the plans and other operating expenses are expected to increase at a moderate rate as costs to serve customers and to extend our distribution system continue to rise.

Interest on debt for 2010 decreased $84, or 1.7%, from $4,990 for 2009 to $4,906 for 2010.  The primary reasons for the decrease were lower interest payments of $131 due to the retirement of the 3.60% Industrial Development Authority Revenue Refunding Bonds, Series 1994, in May of 2009 and the 3.75% Industrial Development Authority Revenue Refunding Bonds, Series 1995, in June of 2010, lower interest of $81 on the Company’s lines of credit due to reduced borrowings and lower interest of $47 on the $12,000 variable rate bonds due to reduced interest rates.  The decrease in expense was partially offset by higher interest of $175 primarily for the newly issued 5.00% Senior Notes, Series 2010A, in October of 2010.  The average interest rate on the lines of credit was 1.54% for 2010 compared to 1.41% for 2009.  The average debt outstanding under the lines of credit was $7,191 for 2010 and $16,848 for 2009.  Interest expense is expected to increase due to the long-term debt issued in October.

Allowance for funds used during construction decreased $99, from $210 for 2009 to $111 in 2010, due to a lower volume of eligible construction.  Eligible 2009 construction expenditures included a main extension to West Manheim Township.  Allowance for funds used during construction is expected to remain consistent in 2011 with the 2010 level based on a projected comparable amount of construction expenditures.

Other income (expenses), net for 2010 reflects decreased expenses of $52 as compared to 2009.  The decrease was primarily due to lower employee retirement expense.

Income taxes for 2010 increased by $999, or 21.8%, compared to 2009, primarily due to an increase in taxable income.  The Company’s effective tax rate was 38.5% in 2010 and 37.9% in 2009.

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

Operating expenses for the year increased $1,497, or 8.2%, from $18,158 for 2008 to $19,655 for 2009.  The increase was primarily due to higher depreciation of $790 due to increased plant investment, increased pension expense of $487, higher salary and wage expense of $229 due mainly to the increased vacation accrual discussed in Note 1 (Reclassifications) to the Company’s financial statements included herein and higher distribution system maintenance expense, chemical expense, power costs, rate case expense, provision for doubtful accounts, banking fees, realty taxes and other expenses aggregating approximately $482.  The increase was partially offset by reduced health insurance costs, increased capitalized overhead, lower transportation expenses and reduced software support and legal expenses aggregating approximately $491.

Interest on debt for 2009 increased $231, or 4.9%, from $4,759 for 2008 to $4,990 for 2009.  Interest on the Company’s long-term debt increased by $706 due to an increase in the amount of long-term debt outstanding from new debt issued on October 15, 2008 in the aggregate principal amount of $15,000 at an interest rate of 6%.  The increased expenses were partially offset by lower interest on the $12,000 variable rate bonds of approximately $69 due to lower variable interest rates.  Interest on the Company’s lines of credit decreased by $346 due to lower interest rates.  The average interest rate on the lines of credit was 1.41% for 2009 compared to 3.61% for 2008.  The average debt outstanding under the lines of credit was $16,848 for 2009 and $16,128 for 2008.  Other long-term interest decreased $60.

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

Income taxes for 2009 increased by $951, or 26.2%, compared to 2008, primarily due to an increase in taxable income.  The Company’s effective tax rate was 37.9% in 2009 and 36.1% in 2008.  The increase in the effective tax rate was due to taxable gains on the surrender of life insurance policies and bonus depreciation initially being taxable for state tax purposes.

Rate Developments

From time to time, the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests.  These rate increases are designed to cover operating expenses, taxes, interest on debt used to finance capital investments and a return on equity.  The most recent rate request was filed by the Company on May 14, 2010 and sought an increase of $6,220, which would have represented a 15.9% increase in rates.  Effective November 4, 2010, the PPUC authorized an average increase of 8.7% in rates designed to produce approximately $3,400 in additional annual revenues.  The Company does not expect to file a base rate increase request in 2011.

Acquisitions

See Note 2 to the Company’s financial statements included herein for a discussion of our acquisitions.

Capital Expenditures

During 2010, the Company invested $10,541 in construction expenditures including routine items, upgrades to its water treatment facilities, backup generators at various booster stations, reinforcing water mains, and various replacements of aging infrastructure.  The Company replaced and relined over 37,000 feet of main in 2010.  The Company was able to fund operating activities and construction expenditures using internally-generated funds, borrowings against the Company’s lines of credit, proceeds from a long-term debt issue, proceeds from its stock purchase plans (see Note 5 to the Company’s financial statements included herein), customer advances and the DSIC allowed by the PPUC.

The Company anticipates construction and acquisition expenditures for 2011 and 2012 of approximately $12,800 and $13,415, respectively.  In addition to routine transmission and distribution projects, a portion of the anticipated 2011 and 2012 expenditures will be for additional main extensions, further upgrades to water treatment facilities, reinforcement of one of our dams, and various replacements of aging infrastructure including a standpipe.  The Company intends to use internally-generated funds for at least half of our anticipated 2011 and 2012 construction and fund the remainder through line of credit borrowings, proceeds from our stock purchase plans, potential debt and equity offerings, the DSIC and customer advances and contributions (see Note 1 to the Company’s financial statements included herein).  Customer advances and contributions are expected to account for approximately 8% of funding requirements in 2011 and 15% of funding requirements in 2012.  We believe we will have adequate access to the capital markets, if necessary during 2011, to fund anticipated construction and acquisition expenditures.

Liquidity and Capital Resources

Cash
Although the Company is able to generate funds internally through customer bill payments, we have not historically maintained cash on the balance sheet.  The Company manages its cash through a cash management account that is directly connected to a line of credit.  Excess cash generated automatically pays down outstanding borrowings under the line of credit arrangement.  If there are no outstanding borrowings, the cash is automatically invested in an interest-bearing account overnight.  Likewise, if additional funds are needed, besides what is generated internally, for payroll, to pay suppliers, or to pay debt service, funds are automatically borrowed under the line of credit.  The cash management facility has historically provided the necessary liquidity and funding for our operations and we expect that to continue to be the case for the foreseeable future.  The cash balance of $1,327 at December 31, 2010 represents the proceeds of the October long-term debt issue that were not utilized until 2011.

Accounts Receivable
Historically the Company has seen an upward trend in its accounts receivable balance.  This trend is generally a result of increased revenues.  Increases in accounts receivable have corresponded with increases in revenue.  Recently the Company has noticed a decline in the timeliness of payments by its customers resulting in an increase in accounts receivable in excess of the increase in revenues.  Despite this trend of slower payments, the Company has not seen a dramatic deterioration of its accounts receivable aging or the amount of uncollectible accounts written off.  The Company has increased its allowance for doubtful accounts in consideration of this trend.  If this trend continues, the Company may incur additional expenses for uncollectible accounts and see a reduction in its internally-generated funds.

Internally-generated Funds
The amount of internally-generated funds available for operations and construction depends on our ability to obtain timely and adequate rate relief, our customers’ water usage, weather conditions, customer growth and controlled expenses.  In 2010, we generated $14,755 internally as compared to $15,801 in 2009 and $11,527 in 2008.  An increase in net income was offset by higher accounts receivable and an increase in income taxes paid resulting in lower cash flow from operating activities during 2010.  In addition to internally-generated funds, we used our bank lines of credit and proceeds from a long-term debt issue to help fund operations and construction.

Credit Lines
Historically, the Company has borrowed $15,000 to $20,000 under its lines of credit before refinancing with long-term debt or equity capital.  As of December 31, 2010, the Company maintained unsecured lines of credit aggregating $33,000 with three banks.  One line of credit includes a $4,000 portion which is payable upon demand and carries an interest rate of LIBOR plus 2.00%, and a $13,000 committed portion with a revolving 2-year maturity (currently May 2012), which carries an interest rate of LIBOR plus 2.00%.  The Company had no outstanding borrowings under the committed portion and no on-demand borrowings under this line of credit as of December 31, 2010.  The second line of credit, in the amount of $11,000, is a committed line of credit, which matures in May 2012 and carries an interest rate of LIBOR plus 1.50%.  This line of credit has a compensating balance requirement of $500.  The Company had no outstanding borrowings under this line of credit as of December 31, 2010.  The third line of credit, in the amount of $5,000, is a committed line of credit, which matures in June 2011 and carries an interest rate of LIBOR plus 2.00%.  The Company had no outstanding borrowings under this line of credit as of December 31, 2010.  The Company plans to renew the line of credit that expires in 2011 under similar terms and conditions.

The credit and liquidity crisis which began in 2008 has caused substantial volatility and uncertainty in the capital markets and in the banking industry resulting in increased borrowing costs and reduced credit availability.  While actual interest rates are currently low, one of our banks increased the interest rate on our line of credit from LIBOR plus 70 basis points to LIBOR plus 200 basis points in 2009.  The higher interest rate remains in effect.  One of the lines of credit also carries a commitment fee.  Although we have taken steps to manage the risk of reduced credit availability such as maintaining primarily committed lines of credit that cannot be called on demand and obtaining a 2-year revolving maturity, there is no guarantee that we will be able to obtain sufficient lines of credit with favorable terms in the future.  In addition, if the Company is unable to refinance our line of credit borrowings with long-term debt or equity when necessary, we may have to eliminate or postpone capital expenditures.  The Company was able to pay off its line of credit borrowings by issuing long-term debt in October 2010.  We believe we will have adequate capacity under our current lines of credit to meet our financing needs throughout 2011.

Long-term Debt
The Company’s loan agreements contain various covenants and restrictions.  We believe we are currently in compliance with all of these restrictions.  See Note 4 to the Company’s financial statements included herein for additional information regarding these restrictions.

The 3.75% Industrial Development Authority Revenue Refunding Bonds, Series 1995, had a mandatory tender date of June 1, 2010.  The Company retired the $4,300 bonds using funds available under its lines of credit.

On October 8, 2010, the Company issued $15,000 aggregate principal amount of 5.00% Monthly Senior Notes Series 2010A due October 1, 2040 (the “Senior Notes”) pursuant to the terms of an indenture, as supplemented by a first supplemental indenture, each dated as of October 1, 2010, between the Company and Manufacturers and Traders Trust Company, as trustee.  The Senior Notes bear interest at a rate of 5.00% payable monthly with a maturity date of October 1, 2040.  The Senior Notes are direct, unsecured and unsubordinated obligations of the Company.  The Company received net proceeds, after deducting issuance costs, of approximately $14,300.  The net proceeds were used to pay off the Company’s line of credit borrowings incurred for capital expenditures and acquisitions, to retire maturing long-term debt issues, and for general corporate purposes.  The Senior Notes are subject to redemption at the direction of the Company, in whole or in part, at any time on or after October 1, 2015.

The Company’s debt (long-term debt plus current portion of long-term debt) as a percentage of the total capitalization, defined as total common stockholders’ equity plus long-term debt (including current portion of long-term debt), was 48.3% as of December 31, 2010, compared with 47.2% as of December 31, 2009.  As our debt load trends upward in the future, we will likely match increasing debt with increasing equity so that our debt to total capitalization ratio remains at nearly fifty percent.  This capital structure has historically been acceptable to the PPUC in that prudent debt costs and a fair return have been granted by the PPUC in rate filings.  See Note 4 to the Company’s financial statements included herein for the details of our long-term debt outstanding as of December 31, 2010.

The Company has an effective “shelf” Registration Statement on Form S-3 on file with the Securities and Exchange Commission (SEC), pursuant to which the Company may offer an aggregate remaining amount of up to $25,000 of its common stock or debt securities subject to market conditions at the time of any such offering.

Deferred Income Taxes
The Company has seen an increase in its deferred income tax liability amounts over the last several years.  This is primarily a result of the accelerated and bonus depreciation deduction available for federal tax purposes which creates differences between book and tax depreciation expense.  We expect this trend to continue as we make significant investments in capital expenditures and as the tax code continues to extend bonus depreciation.  Despite having a significant deferred income tax asset balance, the Company does not believe a valuation allowance is required due to the expected generation of future taxable income during the periods in which those temporary differences become deductible.  The Company has determined there are no uncertain tax positions that require recognition as of December 31, 2010.

Common Stock
Common stockholders’ equity as a percent of the total capitalization was 51.7% as of December 31, 2010, compared with 52.8% as of December 31, 2009.  It is the Company’s intent to maintain a ratio near fifty percent.  The 2009 common stock offering improved our ratio substantially.  Under the Registration Statement previously mentioned, we have the ability to issue additional shares of the Company’s common stock, subject to market conditions at the time of any such offering.

Credit Rating
Our ability to maintain our credit rating depends, among other things, on adequate and timely rate relief, which we have been successful in obtaining, and our ability to fund capital expenditures in a balanced manner using both debt and equity.  In 2011, our objectives will be to continue to maximize our funds provided by operations and maintain the equity component of total capitalization.

Dividends

During 2010, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 72.9% and 43.8%, respectively.  During 2009, the Company’s dividend payout ratios relative to net income and cash provided by operating activities were 80.5% and 37.0%, respectively.  During the fourth quarter of 2010, the Board of Directors increased the dividend by 2.3% from $0.128 per share to $0.131 per share per quarter.  This was the fourteenth consecutive annual dividend increase and the 195th consecutive year of paying dividends.

The Company’s Board of Directors declared a dividend in the amount of $0.131 per share at its January 2011 meeting.  The dividend is payable on April 15, 2011 to shareholders of record as of February 28, 2011.  While the Company expects to maintain this dividend amount in 2011, future dividends will be dependent upon the Company’s earnings, financial condition, capital demands and other factors and will be determined by the Company’s Board of Directors.  See Note 4 to the Company’s financial statements included herein for restrictions on dividend payments.

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

Contractual Obligations

The following summarizes the Company’s contractual obligations by period as of December 31, 2010:

	Payments due by period
	Total	2011	2012	2013	2014	2015	Thereafter
Long-term debt obligations (a)	$85,173	$41	$12,042	$42	$43	$43	$72,962

Interest on long-term debt (b)	84,863	4,871	4,870	4,870	4,869	4,869	60,514

Purchase obligations (c)	1,053	1,053	-	-	-	-	-

Defined benefit obligations (d)	3,186	1,593	1,593	-	-	-	-

Deferred employee benefits (e)	4,629	225	239	230	241	240	3,454

Other deferred credits (f)	1,601	351	307	226	157	103	457
Total	$180,505	$8,134	$19,051	$5,368	$5,310	$5,255	$137,387

(a)
Represents debt maturities including current maturities.  Included in the table is a payment of $12,000 in 2012 on the variable rate bonds which would only be due if the bonds were unable to be remarketed.  There is currently no such indication of this happening.

(b)
Excludes interest on the $12,000 variable rate debt as these payments cannot be reasonably estimated.  The interest rate on this issue is reset weekly by the remarketing agent based on then current market conditions.  Also excludes interest on the committed line of credit due to the variability of both the outstanding amount and the interest rate.

(c)	Represents an approximation of open purchase orders at year end.
(d)
Represents contributions expected to be made to qualified defined benefit plans.  The contribution may increase if the minimum required contribution as calculated under Employee Retirement Income Security Act (ERISA) standards is higher than these amounts but in no case will the amount be less.  The amount of required contributions in 2013 and thereafter is not currently determinable.

(e)	Represents the obligations under the Company’s Supplemental Retirement and Deferred Compensation Plans for executives.
(f)	Represents the estimated settlement payments to be made under the Company’s interest rate swap contract.

In addition to these obligations, the Company makes refunds on Customers’ Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains.  The refund amounts are not included in the above table because the timing cannot be accurately estimated.  Portions of these refund amounts are payable annually through 2021 and amounts not paid by the contract expiration dates become non-refundable and are transferred to Contributions in Aid of Construction.

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

Pension Accounting
Accounting for defined benefit pension plans requires estimates of future compensation increases, mortality, the discount rate, and expected return on plan assets as well as other variables.  These variables are reviewed annually with the Company’s pension actuary.  The Company selected its December 31, 2010 and 2009 discount rates based on the Citigroup Pension Liability Index.  This index uses the Citigroup spot rates for durations out to 30 years and matches them to expected disbursements from the plan over the long term.  The Company believes this index most appropriately matches its pension obligations.  The present values of the Company’s future pension obligations were determined using a discount rate of 5.35% at December 31, 2010 and 6.0% at December 31, 2009.

Choosing a lower discount rate normally increases the amount of pension expense and the corresponding liability.  In the case of the Company, a reduction in the discount rate would increase its liability, but would not have an impact on its pension expense.  The PPUC, in a previous rate settlement, agreed to grant recovery of the Company’s contribution to the pension plans in customer rates.  As a result, under the professional standards, expense in excess of the Company’s pension plan contribution is deferred as a regulatory asset and will be expensed as contributions are made to the plans and the contributions are recovered in customer rates.  Therefore, changes in the discount rate affect regulatory assets rather than pension expense.

The Company’s estimate of the expected return on plan assets is primarily based on the historic returns and projected future returns of the asset classes represented in its plans.  The target allocation of pension assets is 50% to 70% equity securities, 30% to 50% debt securities, and 0% to 10% cash reserves.  The Company used 7% as its estimate of expected return on assets in both 2010 and 2009.  If the Company were to reduce the expected return, its liability would increase, but its expense would again remain unchanged because the expense is equal to the Company’s contribution to the plans.  The additional expense would instead be recorded as an increase to regulatory assets.

Other critical accounting estimates are discussed in the Significant Accounting Policies Note to the Financial Statements.

Off-Balance Sheet Transactions

The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses.  The Company does not use securitization of receivables or unconsolidated entities. The Company uses a derivative financial instrument, an interest rate swap agreement discussed in Note 4 to the financial statements included herein, for risk management purposes.  The Company does not engage in trading or other risk management activities, does not use other derivative financial instruments for any purpose, has no lease obligations, no guarantees and does not have material transactions involving related parties.

Impact of Recent Accounting Pronouncements

See Note 1 to the Company’s financial statements included herein for a discussion on the effect of new accounting pronouncements.

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

Management evaluated the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

The Company’s independent auditors, ParenteBeard LLC, have audited the Company’s internal control over financial reporting. Their opinions on the Company’s internal control over financial reporting and on the Company’s financial statements appear on the following pages of this annual report.

/s/Jeffery R. Hines	/s/Kathleen M. Miller
Jeffrey R. Hines	Kathleen M. Miller
President, Chief Executive Officer	Chief Financial Officer

March 8, 2011

THE YORK WATER COMPANY
Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of The York Water Company

We have audited The York Water Company’s (the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The York Water Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The York Water Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, common stockholders’ equity and comprehensive income, and cash flows of The York Water Company, and our report dated March 8, 2011 expressed an unqualified opinion.

/s/ParenteBeard LLC
ParenteBeard LLC
York, Pennsylvania

March 8, 2011

THE YORK WATER COMPANY
Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of The York Water Company

We have audited the accompanying balance sheets of The York Water Company (the “Company”) as of December 31, 2010 and 2009, and the related statements of income, common stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The York Water Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2011 expressed an unqualified opinion.

/s/ParenteBeard LLC
ParenteBeard LLC
York, Pennsylvania

March 8, 2011

THE YORK WATER COMPANY

Balance Sheets
(In thousands of dollars, except per share amounts)

	Dec. 31, 2010	Dec. 31, 2009

ASSETS
UTILITY PLANT, at original cost	$272,565	$262,598
Plant acquisition adjustments	(2,709)	(2,759)
Accumulated depreciation	(42,179)	(38,364)
Net utility plant	227,677	221,475

OTHER PHYSICAL PROPERTY:
Net of accumulated depreciation of $190 in 2010
and $175 in 2009	712	554

CURRENT ASSETS:
Cash and cash equivalents	1,327	-
Restricted cash-compensating balance	-	500
Accounts receivable, net of reserves of $245 in 2010
and $225 in 2009	3,769	2,938
Unbilled revenues	2,503	2,451
Recoverable income taxes	21	-
Materials and supplies inventories, at cost	608	716
Prepaid expenses	398	387
Deferred income taxes	167	154
Total current assets	8,793	7,146

OTHER LONG-TERM ASSETS:
Deferred debt expense	2,501	1,906
Notes receivable	407	476
Deferred regulatory assets	15,821	14,010
Restricted cash-compensating balance	500	-
Other assets	3,520	3,270
Total other long-term assets	22,749	19,662

Total Assets	$259,931	$248,837

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Balance Sheets
(In thousands of dollars, except per share amounts)

	Dec. 31, 2010	Dec. 31, 2009

STOCKHOLDERS' EQUITY AND LIABILITIES
COMMON STOCKHOLDERS' EQUITY:
Common stock, no par value, authorized 46,500,000 shares,	$75,481	$73,569
issued and outstanding 12,692,054 shares in 2010
and 12,558,724 shares in 2009
Retained earnings	15,776	13,353
Total common stockholders' equity	91,257	86,922

PREFERRED STOCK, authorized 500,000 shares, no shares issued	-	-

LONG-TERM DEBT, excluding current portion	85,132	73,227

COMMITMENTS	-	-

CURRENT LIABILITIES:
Short-term borrowings	-	5,000
Current portion of long-term debt	41	4,341
Accounts payable	1,245	892
Dividends payable	1,440	1,393
Accrued taxes	19	488
Accrued interest	1,068	1,019
Other accrued expenses	1,518	1,472
Total current liabilities	5,331	14,605

DEFERRED CREDITS:
Customers' advances for construction	15,031	16,188
Deferred income taxes	25,437	22,507
Deferred employee benefits	9,814	8,765
Other deferred credits	2,003	1,679
Total deferred credits	52,285	49,139

Contributions in aid of construction	25,926	24,944

Total Stockholders' Equity and Liabilities	$259,931	$248,837

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Income
(In thousands of dollars, except per share amounts)

	Year Ended December 31
	2010	2009	2008

WATER OPERATING REVENUES:
Residential	$24,478	$23,299	$20,572
Commercial and industrial	11,440	10,734	9,671
Other	3,087	3,010	2,595
	39,005	37,043	32,838

OPERATING EXPENSES:
Operation and maintenance	6,760	7,067	6,749
Administrative and general	6,725	7,101	6,685
Depreciation and amortization	4,592	4,412	3,622
Taxes other than income taxes	1,161	1,075	1,102
	19,238	19,655	18,158

Operating income	19,767	17,388	14,680

OTHER INCOME (EXPENSES):
Interest on debt	(4,906)	(4,990)	(4,759)
Allowance for funds used during construction	111	210	647
Other income (expenses), net	(465)	(517)	(509)
	(5,260)	(5,297)	(4,621)

Income before income taxes	14,507	12,091	10,059

Income taxes	5,578	4,579	3,628

Net Income	$8,929	$7,512	$6,431

Basic Earnings Per Share	$0.71	$0.64	$0.57

Cash Dividends Declared Per Share	$0.515	$0.506	$0.489

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Common Stockholders' Equity and Comprehensive Income
(In thousands of dollars, except per share amounts)
For the Years Ended December 31, 2010, 2009 and 2008

			Accumulated
			Other
	Common	Retained	Comprehensive
	Stock	Earnings	Income (Loss)	Total

Balance, December 31, 2007	$56,566	$10,986	$(280)	$67,272
Net income	-	6,431	-	6,431
Other comprehensive income:
Reclassification adjustment for unrealized loss
on interest rate swap to regulatory asset,
net of $191 income tax	-	-	280	280
Comprehensive income				6,711
Dividends ($0.489 per share)	-	(5,526)	-	(5,526)
Issuance of common stock under
dividend reinvestment, direct stock and
employee stock purchase plans	1,309	-	-	1,309
Balance, December 31, 2008	57,875	11,891	-	69,766
Net income	-	7,512	-	7,512
Dividends ($0.506 per share)	-	(6,050)	-	(6,050)
Issuance of 1,070,000 shares of common stock	14,094	-	-	14,094
Issuance of common stock under
dividend reinvestment, direct stock and
employee stock purchase plans	1,600	-	-	1,600
Balance, December 31, 2009	73,569	13,353	-	86,922
Net income	-	8,929	-	8,929
Dividends ($0.515 per share)	-	(6,506)	-	(6,506)
Issuance of common stock under
dividend reinvestment, direct stock and
employee stock purchase plans	1,912	-	-	1,912
Balance, December 31, 2010	$75,481	$15,776	$-	$91,257

The accompanying notes are an integral part of these statements.

THE YORK WATER COMPANY

Statements of Cash Flows
(In thousands of dollars, except per share amounts)

	Year Ended December 31
	2010	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,929	$7,512	$6,431
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,592	4,412	3,622
Increase in deferred income taxes	2,591	2,515	1,911
Other	99	39	(166)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable, unbilled revenues and recoverable income taxes	(1,127)	440	(816)
Decrease in materials and supplies and prepaid expenses	97	50	105
Increase in accounts payable, accrued expenses, regulatory
and other liabilities, and deferred employee benefits and credits	705	666	870
Increase (decrease) in accrued interest and taxes	(420)	352	221
Increase in regulatory and other assets	(711)	(185)	(651)
Net cash provided by operating activities	14,755	15,801	11,527

CASH FLOWS FROM INVESTING ACTIVITIES:
Utility plant additions, including debt portion of allowance for funds used
during construction of $62 in 2010, $117 in 2009 and $427 in 2008	(10,541)	(12,535)	(24,438)
Acquisitions of water systems	-	(2,236)	(259)
Increase in compensating balance	-	(500)	-
Decrease in notes receivable	69	60	74
Net cash used in investing activities	(10,472)	(15,211)	(24,623)

CASH FLOWS FROM FINANCING ACTIVITIES:
Customers' advances for construction and contributions in aid of construction	428	443	804
Repayments of customer advances	(544)	(926)	(1,489)
Proceeds of long-term debt issues	39,491	23,659	52,308
Debt issuance costs	(703)	-	(950)
Repayments of long-term debt	(34,886)	(32,444)	(36,460)
Borrowings (repayments) under short-term line of credit agreements	(2,000)	(1,000)	3,000
Changes in cash overdraft position	(195)	(167)	34
Issuance of common stock	1,912	15,694	1,309
Dividends paid	(6,459)	(5,849)	(5,460)
Net cash (used in) provided by financing activities	(2,956)	(590)	13,096

Net change in cash and cash equivalents	1,327	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	$1,327	$-	$-

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$4,797	$4,911	$4,200
Income taxes	3,513	1,284	1,611

Supplemental schedule of non-cash investing and financing activities:
Accounts payable includes $726 in 2010, $292 in 2009 and $950 in 2008 for the construction of utility plant.
Accounts payable and other deferred credits includes $19 in 2009 and $93 in 2008 for the acquisition of water systems.
Contributions in aid of construction includes $51 of contributed land in 2008.
Short-term line of credit borrowings amounting to $3,000 were reclassified as long-term borrowings in 2010.

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

Utility Plant and Depreciation

The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overhead and, for certain utility plant, allowance for funds used during construction.  In accordance with regulatory accounting requirements, water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation.  The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant.  At December 31, 2010 and 2009, utility plant includes a credit acquisition adjustment of $2,709 and $2,759, respectively.  The net acquisition adjustment is being amortized over the remaining life of the respective assets.  Amortization amounted to $50 in 2010, $49 in 2009, and $27 in 2008.

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

The following remaining lives are used for financial reporting purposes:

	December 31,		Approximate range
Utility Plant Asset Category	2010	2009	of remaining lives
Mains and accessories	$142,162	$138,738	12 – 85 years
Services, meters and hydrants	54,970	53,195	21 – 53 years
Operations structures, reservoirs and
water tanks	40,387	39,928	8 – 64 years
Pumping and purification equipment	20,563	16,167	6 – 25 years
Office, transportation and
operating equipment	9,424	9,212	3- 23 years
Land and other non-depreciable assets	2,973	2,963	-
Utility plant in service	270,479	260,203
Construction work in progress	2,086	2,395	-
Total Utility Plant	$272,565	$262,598

The effective rate of depreciation was 2.06% in 2010, 2.10% in 2009, and 1.94% in 2008 on average utility plant, net of customers' advances and contributions.  Larger depreciation provisions resulting from allowable accelerated methods are deducted for tax purposes.

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

Regulatory assets and liabilities are comprised of the following:

	December 31,		Remaining Recovery
	2010	2009	Periods
Assets
Income taxes	$4,008	$3,706	Various
Postretirement benefits	9,454	8,632	10-20 years
Unrealized swap losses	1,310	949	1-19 years
Utility plant retirement costs	843	600	5 years
Rate case filing expenses	206	123	2 years
	$15,821	$14,010

Liabilities
Income taxes	$830	$853	1-50 years

Certain items giving rise to deferred state income taxes, as well as a portion of deferred federal income taxes related primarily to differences between book and tax depreciation expense, are recognized for ratemaking purposes on a cash or flow-through basis and will be recovered in rates as they reverse.

Postretirement benefits include (a) deferred pension expense in excess of contributions made to the plans, and (b) the underfunded status of the pension plans.  The underfunded status represents the excess of the projected benefit obligation over the fair market value of the assets.  Both are expected to be recovered in future years as additional contributions are made.  The recovery period is dependent on contributions made to the plans, plan asset performance and the discount rate used to value the obligations.  The period is estimated at between 10 and 20 years.

Beginning October 1, 2008, the Company began using regulatory accounting treatment to defer the mark-to-market unrealized gains and losses on its interest rate swap to reflect that the gain or loss is included in the ratemaking formula when the transaction actually settles.  The value of the swap as of the balance sheet date is recorded as part of other deferred credits.  Realized gains or losses on the swap will be recorded as interest expense in the statement of income over its remaining life of 19 years.

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred which are expected to be recovered over a five-year period in rates, through depreciation expense.  Rate case filing expenses are deferred and amortized over a period of two years.

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

Customers' Advances for Construction

Customer advances are cash payments from developers, municipalities, customers or builders for construction of utility plant, and are refundable upon completion of construction, as operating revenues are earned.  If the Company loaned funds for construction to the customer, the refund amount is credited to the note receivable rather than paid out in cash.  After all refunds to which the customer is entitled are made, any remaining balance is transferred to contributions in aid of construction.  From 1986 to 1996 when customer advances were taxable income to the Company, additional funds were collected from customers to cover the taxes.  Those funds were recorded as a liability within Customer Advances and are being amortized as deferred income over the tax life of the underlying assets.

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

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on interest rate swaps, are usually reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.  Since October 1, 2008, the Company has used regulatory accounting for its unrealized gains and losses on its interest rate swap, and will no longer report comprehensive income for this item in the future.

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

The Company began using regulatory accounting treatment rather than hedge accounting to defer the unrealized gains and losses on its interest rate swap on October 1, 2008.  Instead of the effective portion being recorded as other comprehensive income and the ineffective portion being recognized in earnings, the entire unrealized swap value is now recorded as a regulatory asset.  Based on current ratemaking treatment, the Company expects the gains and losses to be recognized in rates and in interest expense as the swap settlements occur.  Swap settlements are recorded in the income statement with the hedged item as interest expense.  During the year ended December 31, 2010, $360 was reclassified from regulatory assets to interest expense as a result of swap settlements.  The overall swap result was a loss of $722 for the year ended December 31, 2010.  During the twelve months ending December 31, 2011, the Company expects to reclassify $351 (before tax) from regulatory assets to interest expense.

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

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets.  As of December 31, 2010 and 2009, deferred investment tax credits amounted to $890 and $928, respectively.

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the estimated cost of funds used for construction purposes during the period of construction.  These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed.  AFUDC includes the net cost of borrowed funds and a rate of return on other funds.  The PPUC approved rate of 10.04% was applied for 2010 and 2009.  We applied a blended rate in 2008 due to our partial use of tax-exempt financing for 2008 construction projects.  The tax-exempt borrowing rate of 6.00% was applied to those expenditures so financed, whereas the approved 10.04% rate was applied to the remainder of 2008 expenditures.  AFUDC is recovered through water rates as utility plant is depreciated.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

The Company had a book overdraft of $0 and $195 at December 31, 2010 and 2009, respectively.  The book overdraft represents outstanding checks and other items which had not cleared the bank as of the end of the period.  The overdraft is included in accounts payable on the balance sheet and the change in overdraft position is recorded as a financing activity on the statement of cash flows.

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

Reclassifications

As discussed above, the Company changed the accounting treatment for its interest rate swap.  For the nine months ended September 30, 2008, the Company accounted for the interest rate swap as a cash flow hedge.  As of October 1, 2008, management assessed the probability of collecting the unrealized gain or loss value of the swap in rates as the Company is currently reflecting the realized gain or loss as a component of interest expense in the statement of income.  This change in accounting treatment resulted in the reversal of $224 of long-term interest expense, $189 recorded in deferred income taxes and $277 recorded in accumulated other comprehensive income as of September 30, 2008.  Management determined that the amounts previously reported using the cash flow hedge method of accounting for each of the three quarters and periods ended March 31, 2008, June 30, 2008 and September 30, 2008 were not materially misstated.

During the first quarter of 2009, the Company determined that it had understated the amount of accrued vacation recorded in its financial statements.  As a result, the Company recorded additional salary and wage expense of $257 in accordance with the professional standards regarding accounting for compensated absences.  The additional accrual, amounting to $152 after taxes, represents an error correction from prior periods.  Management determined that the financial statements as of and for the year ended December 31, 2008 were not materially misstated.

Impact of Recent Accounting Pronouncements

In November 2008, the Securities and Exchange Commission (SEC) released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (IASB). In February 2010, the SEC expressed support for a single set of high-quality globally accepted accounting standards and established a work plan that sets forth specific areas and factors before transitioning to IFRS.  The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS with the expectation that any decision to adopt IFRS would allow issuers four to five years to prepare for the transition.  The Company is currently assessing the impact that this potential change would have on its financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

2.	Acquisitions

On November 24, 2008, the Company completed the acquisition of the water facilities of Asbury Pointe Water Company in York County, Pennsylvania.  The Company acquired and is using Asbury Pointe’s distribution system through an interconnection with its current distribution system.  This acquisition resulted in the addition of approximately 250 customers and the purchase price was approximately $242, which is less than the depreciated original cost of the assets.  The Company recorded a negative acquisition adjustment of approximately $207 as of December 31, 2008.  Additional acquisition expenditures during the first quarter of 2009 of approximately $22 resulted in a reduction of the negative acquisition adjustment to $185.  The Company is amortizing the negative acquisition adjustment over the remaining life of the underlying assets.

On January 9, 2009, the Company completed the acquisition of the water system of West Manheim Township in York County, Pennsylvania.  The Company had begun serving the customers of West Manheim Township in December 2008 through an interconnection with its current distribution system.  This acquisition resulted in the addition of 1,800 customers at a purchase price of approximately $2,075, which is less than the depreciated original cost of the assets.  The Company recorded a negative acquisition adjustment of approximately $1,440 and is amortizing it over the remaining life of the underlying assets.

On November 12, 2009, the Company completed the acquisition of the water system of Beaver Creek Village in Adams County, Pennsylvania.  The Company acquired and is using Beaver Creek Village’s distribution facilities through an interconnection with its current distribution system.  This acquisition resulted in the addition of 167 customers at a purchase price of approximately $70, which is less than the depreciated original cost of the assets.  The Company recorded a negative acquisition adjustment of approximately $26 and is amortizing it over the remaining life of the underlying assets.

The Company began to include the operating results of the Asbury Pointe and Beaver Creek Village acquisitions in its operating results on the acquisition dates.  The West Manheim acquisition was included in operating results prior to the closing date as indicated above.  The results have been immaterial to total company results.

3.	Income Taxes

The provisions for income taxes consist of:

	2010	2009	2008
Federal current	$1,872	$1,176	$1,157
State current	1,115	888	559
Federal deferred	2,645	2,564	1,954
State deferred	(16)	(10)	(3)
Federal investment tax credit, net of current utilization	(38)	(39)	(39)
Total income taxes	$5,578	$4,579	$3,628

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

	2010	2009	2008
Statutory Federal tax provision	$4,933	$4,111	$3,420
State income taxes, net of Federal benefit	725	579	367
Tax-exempt interest	(37)	(39)	(39)
Amortization of investment tax credit	(38)	(39)	(39)
Cash value of life insurance	70	68	(29)
Domestic production deduction	(127)	(79)	(62)
Other, net	52	(22)	10
Total income taxes	$5,578	$4,579	$3,628

The tax effects of temporary differences between book and tax balances that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2010 and 2009 are summarized in the following table:

	2010	2009
Deferred tax assets:
Reserve for doubtful accounts	$99	$91
Compensated absences	188	166
Deferred compensation	1,091	995
Customers' advances and contributions	81	111
Deferred taxes associated with the gross-up
of revenues necessary to return, in rates, the effect of temporary differences	90	89
Pensions	2,951	2,617
Costs deducted for book, not for tax	33	39
Total deferred tax assets	4,533	4,108
Deferred tax liabilities:
Accelerated depreciation	23,673	20,801
Investment tax credit	529	551
Deferred taxes associated with the gross-up
of revenues necessary to recover, in rates, the effect of temporary differences	1,379	1,247
Tax effect of pension regulatory asset	3,838	3,504
Costs deducted for tax, not for book	384	358
Total deferred tax liabilities	29,803	26,461

Net deferred tax liability	$25,270	$22,353

Reflected on balance sheets as:
Current deferred tax asset	$(167)	$(154)
Noncurrent deferred tax liability	25,437	22,507
Net deferred tax liability	$25,270	$22,353

No valuation allowance is required for deferred tax assets as of December 31, 2010 and 2009.  In assessing the soundness of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The Company determined that there were no uncertain tax positions meeting the recognition and measurement test of the professional standards recorded in the years that remain open for review by taxing authorities.  The federal income tax returns and the state income tax returns for the years 2007 through 2009 remain open.  The Company has not yet filed tax returns for 2010, but has not taken any new positions in its 2010 income tax provision.

The Company’s policy is to recognize interest and penalties related to income tax matters in other expenses.  There were no interest or penalties for the years ended December 31, 2010, 2009 and 2008.

4.	Long-Term Debt and Short-Term Borrowings

Long-term debt as of December 31, 2010 and 2009 is summarized in the following table:

	2010	2009
3.75% Industrial Development Authority Revenue
Refunding Bonds, Series 1995, due 2010	$ -	$ 4,300
4.05% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2016	2,350	2,350
5.00% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series A, due 2016	4,950	4,950
10.17% Senior Notes, Series A, due 2019	6,000	6,000
9.60% Senior Notes, Series B, due 2019	5,000	5,000
1.00% Pennvest Loan, due 2019	373	414
10.05% Senior Notes, Series C, due 2020	6,500	6,500
8.43% Senior Notes, Series D, due 2022	7,500	7,500
Variable Rate Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series 2008A, due 2029	12,000	12,000
4.75% Industrial Development Authority Revenue
Bonds, Series 2006, due 2036	10,500	10,500
6.00% Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds, Series 2008B, due 2038	15,000	15,000
5.00% Monthly Senior Notes, Series 2010A, due 2040	15,000	-
Committed Lines of Credit, due 2012	-	3,054
Total long-term debt	85,173	77,568
Less current maturities	(41)	(4,341)
Long-term portion	$85,132	$73,227

Payments due by year:

2011	2012	2013	2014	2015
$41	$12,042	$42	$43	$43

Payments due in 2012 include payments of $12,000 on the variable rate bonds (due 2029) which would only be payable if all of the bonds were tendered and could not be remarketed.  There is currently no such indication of this happening.

On October 8, 2010, the Company issued $15,000 aggregate principal amount of 5.00% Monthly Senior Notes Series 2010A due October 1, 2040 (the “Senior Notes”) pursuant to the terms of an indenture, as supplemented by a first supplemental indenture, each dated as of October 1, 2010, between the Company and Manufacturers and Traders Trust Company, as trustee.  The Senior Notes bear interest at a rate of 5.00% payable monthly with a maturity date of October 1, 2040.  The Senior Notes are direct, unsecured and unsubordinated obligations of the Company.  The Company received net proceeds, after deducting issuance costs, of approximately $14,300.  The net proceeds were used to pay off the Company’s line of credit borrowings incurred for capital expenditures and acquisitions, to retire maturing long-term debt issues, and for general corporate purposes.  The Senior Notes are subject to redemption at the direction of the Company, in whole or in part, at any time on or after October 1, 2015.

The 3.75% Industrial Development Authority Revenue Refunding Bonds, Series 1995, had a mandatory tender date of June 1, 2010.  The Company retired the $4,300 obligation using funds available under its lines of credit.

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

Borrowings under the loan agreement bear interest at a variable rate as determined by PNC Capital Markets, as remarketing agent, on a periodic basis elected by us.  We have currently elected that the interest rate be determined on a weekly basis.  The remarketing agent determines the interest rate based on then current market conditions in order to determine the lowest interest rate which would cause the Series A Bonds to have a market value equal to the principal amount thereof plus accrued interest thereon.  The variable interest rate under the loan agreement averaged 0.30% in 2010 and 0.51% in 2009.  As of December 31, 2010 and 2009, the interest rate was 0.38% and 0.26%, respectively.

The holders of the $12,000 variable rate PEDFA Series A Bonds may tender their bonds at any time.  When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the indenture.  In order to keep variable interest rates down and to enhance the marketability of the Series A Bonds, the Company entered into a Reimbursement, Credit and Security Agreement with PNC Bank, National Association (“the bank”) dated as of May 1, 2008.  This agreement provides for a three-year direct pay letter of credit issued by the bank to the trustee for the Series A Bonds.  The bank is responsible for providing the trustee with funds for the timely payment of the principal and interest on the Series A Bonds and for the purchase price of the Series A Bonds that have been tendered or deemed tendered for purchase and have not been remarketed.  The Company’s responsibility is to reimburse the bank the same day as regular interest payments are made, and within fourteen months for the purchase price of tendered bonds that have not been remarketed.  The reimbursement period for the principal is immediate at maturity, upon default by the Company, or if the Bank does not renew the Letter of Credit.  The Letter of Credit is a three-year agreement with a one-year extension evaluated annually.  The current expiration date is May 6, 2012.

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

The interest rate swap agreement contains provisions that require the Company to maintain a credit rating of at least BBB- with Standard & Poor’s.  If the Company’s rating were to fall below this rating, it would be in violation of these provisions, and the counterparty to the derivative could request immediate payment if the derivative was in a liability position.  The Company’s interest rate swap was in a liability position as of December 31, 2010.  If a violation were triggered on December 31, 2010, the Company would have been required to pay the counterparty approximately $1,457.

Our interest rate swap agreement provides that we pay the counterparty a fixed interest rate of 3.16% on the notional amount of $12,000. In exchange, the counterparty pays us a floating interest rate (based on 59% of the U.S. Dollar one-month LIBOR rate) on the notional amount.  The floating interest rate paid to us is intended, over the term of the swap, to approximate the variable interest rate on the loan agreement and the interest rate paid to bondholders, thereby managing our exposure to fluctuations in prevailing interest rates.  The Company’s net payment rate on the swap averaged 3.00% in 2010 and 2.98% in 2009.

As of December 31, 2010, there was a spread of 23 basis points between the variable rate paid to bondholders and the variable rate received from the swap counterparty, which equated to an overall effective rate of 3.39% (including variable interest and swap payments).  As of December 31, 2009, there was a spread of 12 basis points which equated to an overall effective rate of 3.28% (including variable interest and swap payments).

The terms of the debt agreements carry certain covenants and limit in some cases the Company's ability to borrow additional funds, to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock.  Under the terms of the most restrictive agreements, the Company cannot borrow in excess of 60% of its utility plant, and cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500 plus net income since that date.  As of December 31, 2010, none of the earnings retained in the business are restricted under these provisions.  Our 1.00% Pennvest Loan is secured by $800 of receivables.  Other than this loan, our debt is unsecured.

As of December 31, 2010, the Company maintained unsecured lines of credit aggregating $33,000 with three banks.  One line of credit includes a $4,000 portion which is payable upon demand and carries an interest rate of LIBOR plus 2.00%, and a $13,000 committed portion with a revolving 2-year maturity (currently May 2012), which carries an interest rate of LIBOR plus 2.00%.  The Company had no outstanding borrowings under the committed portion and no on-demand borrowings under this line of credit as of December 31, 2010.  The Company had $3,054 in outstanding borrowings under the committed portion and no on-demand borrowings under this line of credit as of December 31, 2009.  The second line of credit, in the amount of $11,000, is a committed line of credit, which matures in May 2012 and carries an interest rate of LIBOR plus 1.50%.  This line of credit has a compensating balance requirement of $500.  In 2010, the outstanding borrowings were reclassified to long-term debt based on a renewal that extended the maturity date more than one year.  The corresponding compensating balance was also reclassified from current assets to long-term assets due to the extended maturity date.  The Company had no outstanding borrowings under this line as of December 31, 2010 and $3,000 outstanding under this line as of December 31, 2009.  The third line of credit, in the amount of $5,000, is a committed line of credit, which matures in June 2011 and carries an interest rate of LIBOR plus 2.00%.  The Company had no outstanding borrowings under this line as of December 31, 2010 and $2,000 outstanding under this line as of December 31, 2009.  The weighted average interest rate on line of credit borrowings as of December 31, 2009 was 1.56%.

Average borrowings outstanding under our lines of credit were $7,191 in 2010 and $16,848 in 2009.  The average cost of borrowings under our lines of credit during 2010 and 2009 was 1.54% and 1.41%, respectively.

Our lines of credits require us to maintain a minimum equity to total capitalization ratio (defined as the sum of equity plus funded debt) and a minimum interest coverage ratio (defined as net income plus interest expense plus income tax expense divided by interest expense).  The Company is currently in compliance with these covenants.

5.	Common Stock and Earnings Per Share

Earnings per share are based upon the weighted average number of shares outstanding of 12,626,660 in 2010, 11,695,155 in 2009 and 11,298,215 in 2008.  The Company does not have dilutive securities outstanding.

Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation.  The purchase price is 95% of the fair market value (as defined).  Shares issued during 2010, 2009 and 2008 were 6,968, 6,860 and 6,841, respectively.  As of December 31, 2010, 37,860 authorized shares remain unissued under the plan.

In June 2008, the Company modified its Dividend Reinvestment Plan to include direct stock purchase and sale options.  These options are subject to certain restrictions and are available to both current shareholders and the general public.  Purchases are made weekly at 100% of the stock’s fair market value, as defined in the Prospectus contained in Amendment No. 1 to Securities and Exchange Commission Form S-3, filed by the Company on June 26, 2008.  The Company received $905 in 2010, $592 in 2009 and $295 in 2008 of equity proceeds for shares issued under the plan.

Under the optional dividend reinvestment portion of the plan, holders of the Company's common stock may purchase additional shares instead of receiving cash dividends.  The purchase price is 95% of the fair market value (as defined).  Shares issued under the Dividend Reinvestment and Direct Stock Purchase and Sale Plan, during 2010, 2009 and 2008 were 126,361, 114,616 and 95,484, respectively.  As of December 31, 2010, 629,158 authorized shares remain unissued under the plan.

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

Pensions
The Company maintains two defined benefit pension plans, a general and administrative plan and a union-represented plan, covering substantially all of its employees hired prior to May 1, 2010.  Employees hired after May 1, 2010 are eligible for an enhanced 401k plan rather than a defined benefit plan.  The benefits under the defined benefit plans are based upon years of service and compensation over the last five years of service.  The Company's funding policy is to contribute annually the amount permitted by the PPUC to be collected from customers in rates, but in no case less than the minimum Employee Retirement Income Security Act (ERISA) required contribution.

The following table sets forth the plans' funded status as of December 31, 2010 and 2009.  The measurement of assets and obligations of the plans is as of December 31, 2010 and 2009.

Obligations and Funded Status At December 31	2010	2009
Change in Benefit Obligation
Pension benefit obligation beginning of year	$23,235	$21,282
Service cost	777	793
Interest cost	1,335	1,311
Actuarial loss	2,190	833
Benefit payments	(991)	(984)
Pension benefit obligation end of year	26,546	23,235
Change in Plan Assets
Fair value of plan assets beginning of year	16,787	13,702
Actual return on plan assets	2,200	2,686
Employer contributions	1,280	1,383
Benefits paid	(991)	(984)
Fair value of plan assets end of year	19,276	16,787
Funded Status of Plans at End of Year	$(7,270)	$(6,448)

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

Changes in plan assets and benefit obligations recognized in regulatory assets are as follows:

	2010	2009
Net loss (gain) arising during the period	$1,155	$(909)
Recognized net actuarial loss	(213)	(404)
Recognized prior service cost	(17)	(18)
Total changes in regulatory asset during the year	$ 925	$(1,331)

Amounts recognized in regulatory assets that have not yet been recognized as components of net periodic benefit cost consist of the following at December 31:

	2010	2009
Net loss	$6,755	$5,812
Prior service cost	102	120
Regulatory asset	$6,857	$5,932

Components of Net Periodic Benefit Cost are as follows:

	2010	2009	2008
Service cost	$777	$793	$617
Interest cost	1,335	1,311	1,209
Expected return on plan assets	(1,165)	(944)	(1,192)
Amortization of loss	213	404	12
Amortization of prior service cost	17	18	17
Rate-regulated adjustment	103	(199)	233
Net periodic benefit cost	$1,280	$1,383	$896

The rate-regulated adjustment set forth above is required in order to reflect pension expense for the Company in accordance with the method used in establishing water rates.  The Company is permitted by rate order of the PPUC to expense pension costs to the extent of contributions and defer the remaining expense to regulatory assets to be collected in rates at a later date as additional contributions are made.  During 2010, the deferral declined by $103.

The estimated costs for the defined benefit pension plans relating to the December 31, 2010 balance sheet that will be amortized from regulatory assets into net periodic benefit cost over the next fiscal year are as follows:

Net loss	$293
Net prior service cost	17
$310

The Company plans to contribute $1,593 to the plans in 2011.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in each of the next five years and the subsequent five years in the aggregate:

2011	2012	2013	2014	2015	2016-2020
$1,097	$1,106	$1,158	$1,250	$1,484	$8,658

The accumulated benefit obligation for both defined benefit pension plans was $23,244 and $19,793 at December 31, 2010 and 2009, respectively.  The following table shows the accumulated benefit obligation, the projected benefit obligation and the fair value of plan assets for each plan:

	General and Administrative Plan		Union-Represented Plan
	2010	2009	2010	2009
Accumulated benefit obligation	$14,683	$12,654	$8,561	$7,139
Projected benefit obligation	16,936	15,010	9,610	8,225
Fair value of plan assets	12,106	10,449	7,170	6,338

Weighted-average assumptions used to determine benefit obligations at December 31:

	2010	2009
Discount rate	5.35%	6.00%
Expected long-term return on plan assets	7.00%	7.00%
Rate of compensation increase	3.50 – 4.00%	4.00 - 5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2010	2009	2008
Discount rate	6.00%	6.00%	6.50%
Expected long-term return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	4.00 - 5.00%	4.00 - 5.00%	4.00 - 5.00%

The selected long-term rate of return on plan assets (7.0%) was primarily based on the asset allocation of the plan's assets (approximately 50% to 70% equity securities and 30% to 50% fixed income securities).  Analysis of the historic returns of these asset classes and projections of expected future returns were considered in setting the long-term rate of return.

The investment objective of the Company's defined benefit pension plans is that of Growth and Income.  Our weighted-average target asset allocations are 50% to 70% equity securities, 30% to 50% fixed income securities and 0% to 10% reserves (cash and cash equivalents).  Within the equity category, our target allocation is approximately 45 - 50% large cap, 15% mid cap, 10% small cap, 15% international, 5% emerging markets and 5 – 10% inflation hedge.  Within the debt category, our target allocation is approximately 30% U.S. Treasury and Agency securities, 40% U.S. corporate bonds, 10% mortgage-backed securities, 10% international, and 10% high yield bonds.  Our investment performance objectives over a three to five year period are to exceed the annual rate of inflation as measured by the Consumer Price Index by 3%, and to exceed the annualized total return of specified benchmarks applicable to the funds within the asset categories.

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

The fair values of the Company's pension plan assets at December 31, 2010 and 2009 by asset category and fair value hierarchy level are as follows.  The majority of the valuations are based on quoted prices on active markets (Level 1), 86% in 2010 and 82% in 2009, with the remaining 14% and 18%, respectively, based on broker/dealer quotes, active market makers, models, and yield curves (Level 2).

	Total Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)
Asset Category	2010	2009	2010	2009	2010	2009
Cash and Money Market Funds (a)	$ 346	$ 341	$ 346	$ 341	$ -	$ -
Equity Securities:
Common Equity Securities (b)	3,714	5,296	3,714	5,296	-	-
Equity Mutual Funds (c)	8,967	6,745	8,967	6,745	-	-
Fixed Income Securities:
U.S. Treasury Obligations	856	850	-	-	856	850
U.S. Government Agencies	935	773	-	-	935	773
Corporate and Foreign Bonds (d)	923	1,391	-	-	923	1,391
Fixed Income Mutual Funds (e)	3,535	1,391	3,535	1,391	-	-
Total Plan Assets	$19,276	$16,787	$ 16,562	$13,773	$ 2,714	$3,014

(a)	The portfolios are designed to keep approximately three months of distributions in immediately available funds.

(b)
This category includes investments in 100% U.S. common stocks widely distributed among consumer discretionary, consumer staples, healthcare, information technology, financial services, telecommunications, industrials, energy and utilities.  The individual stocks are primarily large cap stocks which track with the S&P 500 with the exception of $334 (1.7% of total plan assets) which are invested in York Water Company common stock.

(c)
This category includes investments in approximately 10% U.S. commodity mutual funds used primarily as an inflation hedge, 13% international mutual funds, and the remaining 77% in closed-end mutual funds which give the portfolio exposure to small, mid and large cap index funds as well as international diversified index funds.

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

Defined Contribution Plan
The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code.  For employees hired before May 1, 2010, this plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 100% of the participant's contribution, up to a maximum annual Company contribution of $2.8 for each employee.  The maximum annual Company contribution was increased by $0.6 during 2010.

Employees hired after May 1, 2010 are entitled to an enhanced feature of the plan.  This feature provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 100% of the participant’s contribution, up to a maximum of 4% of the employee’s compensation.  In addition, the Company will make an annual contribution of $1.2 to each employee’s account whether or not they defer their own compensation.  Employees eligible for this enhanced 401k plan feature are not eligible for the defined benefit plans.  As of December 31, 2010, no employees were participating in the enhanced feature of the plan.  The Company's contributions to the plan amounted to $187 in 2010, $146 in 2009, and $168 in 2008.

Deferred Compensation
The Company has non-qualified deferred compensation and supplemental retirement agreements with certain members of management. The future commitments under these arrangements are offset by corporate-owned life insurance policies.  At December 31, 2010 and 2009, the present value of the future obligations was approximately $2,692 and $2,454, respectively.  The insurance policies included in other assets had a total cash value of approximately $3,430 and $3,173, respectively, at December 31, 2010 and 2009.  The Company’s expenses under the plans amounted to $360 in 2010, $413 in 2009 and $490 in 2008.

7.	Rate Increases

From time to time, the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests.  The most recent rate request was filed by the Company on May 14, 2010 and sought an increase of $6,220, which would have represented a 15.9% increase in rates.  Effective November 4, 2010, the PPUC authorized an average increase of 8.7% in rates designed to produce approximately $3,400 in additional annual revenues.  The Company does not expect to file a base rate increase request in 2011.

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

The Company has recorded interest income of $110 in 2010, $116 in 2009 and $114 in 2008.  Interest rates on the notes outstanding at December 31, 2010 vary from 6.75% to 7.5%.

Included in the accompanying balance sheets at December 31, 2010 and 2009 were the following amounts related to these projects.

	2010	2009
Notes receivable, including interest	$407	$476
Customers' advances for construction	967	1,013

The Company has other customers' advances for construction totaling $14,064 and $15,175 at December 31, 2010 and 2009, respectively.

9.	Commitments

Based on its capital budget, the Company plans to spend approximately $12,800 in 2011 and $13,415 in 2012 on construction. The Company plans to finance ongoing capital expenditures with internally-generated funds, borrowings against the Company’s lines of credit, proceeds from the issuance of common stock under its dividend reinvestment and direct stock purchase and sale plan and ESPP, potential common stock or debt issues, customer advances and the distribution surcharge allowed by the PPUC.  The distribution surcharge allows the Company to add a charge to customers’ bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

The Company has committed a total of approximately $2,905 for upgrades to the water treatment facilities.  As of December 31, 2010, $179 remained to be incurred.

As of December 31, 2010, the Company employed 111 full time people, including 42 under union contract.  The current contract was ratified during 2010 and expires on April 30, 2013.

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

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2010	Significant Other Observable Inputs (Level 2)
Interest Rate Swap	$1,341	$1,341

Fair values are measured as the present value of all expected future cash flows based on the LIBOR-based swap yield curve as of the date of the valuation.  These inputs to this calculation are deemed to be Level 2 inputs.  The balance sheet carrying value reflects the Company’s credit quality as of December 31, 2010.  The rate used in discounting all prospective cash flows anticipated to be made under this swap reflects a representation of the yield to maturity for 30-year debt on utilities rated A- as of December 31, 2010.  The use of the Company’s credit quality resulted in a reduction in the swap liability of $116.  The fair value of the swap reflecting the Company’s credit quality as of December 31, 2009 is shown in the table below.

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2009	Significant Other Observable Inputs (Level 2)
Interest Rate Swap	$979	$979

The carrying amount of current assets and liabilities that are considered financial instruments approximates fair value as of the dates presented.  The Company's long-term debt (including current maturities), with a carrying value of $85,173 at December 31, 2010, and $77,568 at December 31, 2009, had an estimated fair value of approximately $94,000 and $91,000 at December 31, 2010 and 2009, respectively.  The estimated fair value of debt was calculated using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration and risk profile.  The Company recognized its credit rating in determining the yield curve, and did not factor in third party credit enhancements including bond insurance on the 2004 PEDFA Series A and 2006 Industrial Development Authority issues, and the letter of credit on the 2008 PEDFA Series A issue.

Customers' advances for construction and notes receivable have carrying values at December 31, 2010 of $15,031 and $407, respectively.  At December 31, 2009, customers’ advances for construction and notes receivable had carrying values of $16,188 and $476, respectively.  The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

11.	Taxes Other than Income Taxes

The following table provides the components of taxes other than income taxes:

	2010	2009	2008
Regulatory Assessment	$205	$210	$194
Property	321	311	266
Payroll, net of amounts capitalized	430	419	421
Capital Stock	203	133	219
Other	2	2	2
Total taxes other than income taxes	$1,161	$1,075	$1,102

12.	Selected Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth	Year
2010
Water operating revenues	$9,016	$9,748	$10,487	$9,754	$39,005
Water operating income	4,275	5,045	5,604	4,843	19,767
Net income	1,839	2,344	2,670	2,076	8,929
Basic earnings per share	0.15	0.18	0.21	0.17	0.71
Dividends declared per share	0.128	0.128	0.128	0.131	0.515

2009
Water operating revenues	$8,774	$9,210	$9,750	$9,309	$37,043
Water operating income	3,971	4,228	4,836	4,353	17,388
Net income	1,497	1,913	2,091	2,011	7,512
Basic earnings per share	0.13	0.17	0.18	0.16	0.64
Dividends declared per share	0.126	0.126	0.126	0.128	0.506